Exhibit 99.1

1Q 22 Management discussion & analysis and complete financial statements First quarter of 2022

Contents Management discussion & analysis Page 03 Executive Summary 03 Income Statement and Balance Sheet Analysis 11 Managerial Financial Margin 12 Cost of Credit 13 Credit Quality 15 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region—Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Comparison between BRGAAP and IFRS 33 Glossary 35 Independent Auditor’s Report 37 Complete financial statements Page 39

1Q 22 Management discussion & analysis First quarter of 2022

(This page was intentionally left blank) Itaú Unibanco Holding S.A.

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ millions (except where indicated), end of period	1Q22	4Q21	1Q21
Results	Recurring Managerial Result	7,361	7,159	6,398
	Operating Revenues (1)	33,035	33,440	29,577
	Managerial Financial Margin (2)	21,047	21,205	18,634
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	20.4%	20.2%	18.5%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	21.0%	20.9%	18.7%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.4%	1.3%	1.2%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.6%	2.5%	2.3%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.9%	2.8%	2.7%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.6%	1.6%	1.5%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	232%	241%	298%
	Efficiency Ratio (IE) (6)	41.8%	43.0%	44.6%
Shares	Recurring Managerial Result per Share (R$) (7)	0.75	0.73	0.65
	Net Income per Share (R$) (7)	0.69	0.64	0.55
	Number of Outstanding Shares at the end of the period - in millions	9,800	9,780	9,780
	Book Value per Share (R$)	14.73	14.78	14.35
	Dividends and Interest on Own Capital net of Taxes (8)	1,661	1,833	1,284
	Market Capitalization (9)	270,690	205,867	273,928
	Market Capitalization (9) (US$ million)	57,134	36,890	48,080
Balance Sheet	Total Assets	2,183,310	2,166,019	2,128,428
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	1,032,240	1,027,158	906,354
	Deposits + Debentures + Securities + Borrowings and Onlending (10)	1,111,159	1,121,499	1,089,063
	Loan Portfolio/Funding (10)	73.4%	73.0%	67.8%
	Stockholders' Equity	144,393	144,554	140,369
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	13.9%	14.7%	14.5%
	Tier I Capital - BIS III	12.5%	13.0%	13.0%
	Common Equity Tier I - BIS III	11.1%	11.3%	11.3%
	Liquidity Coverage Ratio (LCR)	149.5%	159.1%	191.0%
	Net Stable Funding Ratio (NSFR)	119.8%	121.1%	125.0%
Other	Portfolio Managed and Investment Funds	1,513,177	1,494,900	1,444,898
	Total Number of Employees	100,553	99,598	97,097
	Brazil	88,260	87,341	84,415
	Abroad	12,293	12,257	12,682
	Branches and CSBs - Client Service Branches	4,215	4,335	4,334
	ATM - Automated Teller Machines (11)	44,325	45,329	45,319

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 1Q21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021; (10) As detailed in the Balance Sheet section; (11) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. The main adjustments made in the managerial figures include the tax effects of the hedges on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin. The appreciation of the Brazilian Real (BRL) against the currencies of the countries in which the Company has investments meant that the impact of the overhedging strategy on these investments was material during this quarter.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 1st quarter of 2022

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	34,873	(489)	(41)	(1,308)	33,035
Managerial Financial Margin	20,164	-	(41)	924	21,047
Financial Margin with Clients	19,116	-	-	924	20,039
Financial Margin with the Market	1,048	-	(41)	-	1,007
Commissions and Fees	11,132	-	-	(1,360)	9,772
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,430	-	-	786	2,217
Other Operating Income	1,429	-	-	(1,429)	-
Equity in Earnings of Affiliates and Other Investments	153	-	-	(153)	-
Non-operating Income	565	(489)	-	(76)	-
Cost of Credit	(6,353)	-	-	(615)	(6,968)
Provision for Loan Losses	(6,923)	-	-	(75)	(6,998)
Impairment	-	-	-	(27)	(27)
Discounts Granted	-	-	-	(556)	(556)
Recovery of Loans Written Off as Losses	570	-	-	43	613
Retained Claims	(389)	-	-	-	(389)
Other Operating Expenses	(18,954)	1,606	287	2,273	(14,789)
Non-interest Expenses	(16,700)	1,606	-	2,292	(12,803)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,249)	-	287	(19)	(1,981)
Insurance Selling Expenses	(5)	-	-	-	(5)
Income before Tax and Profit Sharing	9,177	1,117	246	350	10,889
Income Tax and Social Contribution	(2,078)	(439)	(246)	(416)	(3,179)
Profit Sharing Management Members - Statutory	(66)	-	-	66	-
Minority Interests	(289)	(60)	-	-	(349)
Net Income	6,743	617	-	-	7,361

Extraordinary Items Net of Tax Effects

In R$ million	1Q22	4Q21	1Q21
Net Income	**6,743**	**6,234**	**5,414**
(-) Extraordinary Items	**(617)**	**(925)**	**(984)**
Voluntary severance program	(757)	-	-
Increase in the Social Contribution rate	-	(765)	-
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	239	-	-
Provision for restructuring	-	-	(747)
Goodwill amortization	(134)	(180)	(187)
Impairment, provision for property return and amortization	-	(210)	-
Liability Adequacy Test	-	282	-
Other	35	(53)	(50)
Recurring Managerial Result	**7,361**	**7,159**	**6,398**

Itaú Unibanco Holding S.A. 06

Management Discussion & Analysis | Executive Summary

Itaú

1st quarter of 2022 Income Statement

In R$ million	1Q22	4Q21	Δ	1Q21	Δ
Operating Revenues	33,035	33,440	-1.2%	29,577	11.7%
Managerial Financial Margin	21,047	21,205	-0.7%	18,634	12.9%
Financial Margin with Clients	20,039	19,906	0.7%	16,173	23.9%
Financial Margin with the Market	1,007	1,299	-22.5%	2,461	-59.1%
Commissions and Fees	9,772	10,248	-4.6%	9,114	7.2%
Revenues from Insurance [1]	2,217	1,986	11.6%	1,829	21.2%
Cost of Credit	(6,968)	(6,200)	12.4%	(4,111)	69.5%
Provision for Loan Losses	(6,998)	(6,827)	2.5%	(4,435)	57.8%
Impairment	(27)	384	-107.0%	48	-156.6%
Discounts Granted	(556)	(576)	-3.4%	(409)	35.8%
Recovery of Loans Written Off as Losses	613	819	-25.1%	686	-10.6%
Retained Claims	(389)	(329)	18.1%	(356)	9.2%
Other Operating Expenses	(14,789)	(15,432)	-4.2%	(14,229)	3.9%
Non-interest Expenses	(12,803)	(13,361)	-4.2%	(12,446)	2.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,981)	(2,065)	-4.1%	(1,779)	11.4%
Insurance Selling Expenses	(5)	(6)	-13.6%	(4)	8.6%
Income before Tax and Minority Interests	10,889	11,478	-5.1%	10,881	0.1%
Income Tax and Social Contribution	(3,179)	(4,022)	-20.9%	(4,208)	-24.4%
Minority Interests in Subsidiaries	(349)	(297)	17.6%	(546)	-36.1%
Result from XP Inc's operations	-	-	-	271	-
Recurring Managerial Result	7,361	7,159	2.8%	6,398	15.0%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	1Q22	4Q21	Δ	1Q21	Δ
Individuals	347.4	332.6	4.4%	261.3	32.9%
Credit Card Loans	117.0	112.1	4.4%	82.8	41.4%
Personal Loans	45.2	42.0	7.5%	35.6	26.8%
Payroll Loans [1]	64.0	63.2	1.2%	56.1	14.1%
Vehicle Loans	31.0	29.7	4.3%	24.4	27.1%
Mortgage Loans	90.2	85.6	5.4%	62.4	44.5%
Very Small, Small and Middle Market Loans [2]	156.0	157.5	-0.9%	128.3	21.6%
Individuals + Very Small, Small and Middle Market Loans	503.3	490.0	2.7%	389.6	29.2%
Corporate Loans	327.4	313.7	4.4%	279.0	17.4%
Credit Operations	197.5	188.5	4.8%	185.6	6.4%
Corporate Securities [3]	129.9	125.2	3.8%	93.4	39.1%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	830.8	803.7	3.4%	668.6	24.3%
Latin America	201.5	223.5	-9.8%	237.8	-15.3%
Argentina	8.9	10.7	-16.8%	10.4	-14.2%
Chile	133.7	147.9	-9.6%	165.2	-19.1%
Colombia	30.3	33.0	-8.1%	35.0	-13.3%
Paraguay	10.8	12.2	-11.8%	11.5	-6.3%
Panama	1.4	1.7	-17.8%	1.8	-20.6%
Uruguay	16.3	17.8	-8.5%	13.9	17.0%
Total with Financial Guarantees Provided and Corporate Securities	1,032.2	1,027.2	0.5%	906.4	13.9%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	1,032.2	993.3	3.9%	842.8	22.5%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24.

Itaú Unibanco Holding S.A. 07

Management Discussion & Analysis Executive Summary Performance analysis for the first quarter of 2022 Management commentary main figures The use of our digital channels continues to expand. In the first quarter of 2022, 66,1% of products purchased by individuals were purchased digitally, a 2.8 p.p. increase compared to recurring managerial result the fourth quarter of 2021. It is worth mentioning that user satisfaction with digital channels measured based on the NPS (net promoter score) for the Super App (the bank’s mobile R$7.4 bn channel for individual clients) remains very high, at 70 points. In the first quarter of 2022, we +2.8% won 5.7 million clients through digital channels, up 55% year-on-year. Additionally, Iti reached 1Q22 1Q22 x 4Q21 16.7 million clients; in the first quarter alone 2.1 million clients were acquired. As regards financial performance, recurring managerial result reached R$7.4 billion in the first quarter of 2022, a 2.8% increase from the previous quarter. Recurring managerial return on credit portfolio equity was 20.4%, while in Brazil the return reached 21.0%. Loan operations continued to grow and our loan portfolio was up 3.4% in Brazil and 0.5% in consolidated. Individual loan portfolio in Brazil grew 4.4% in the quarter. The credit card portfolio increased again, by 4.4%, R$1,032.2 bn +0.5% in the quarter related to the acquisition of clients throughout 2021 and greater use of the 1Q22 1Q22 x 4Q21 product. Personal loans grew 7.5%, with significant increases in credit lines with better spreads, such as overdraft and consumer credit. Mortgage grew 5.4% in this quarter and continues to have an excellent level of customer satisfaction. The growth of this portfolio has already shown an expected deceleration due to he high basic interest rate scenario. Our financial margin with clients financial margin with clients reached R$20.0 billion, an increase of 0.7% in the quarter, driven by a higher volume of credit and a change in the mix of products with higher relative growth R$20.0 bn of products with better spreads. Additionally, the increase in interest rates positively +0.7% impacted the liabilities’ margin. These positive effects more than offset the lower spreads and 1Q22 1Q22 x 4Q21 the lower number of calendar days in the quarter. Cost of credit reached R$7.0 billion, due to higher expenses in the Retail business in Brazil, driven by the increase of unsecured personal financial margin with the market credit origination. Margin with the market was down in the quarter to R$1.0 billion, mainly as a consequence of the capital ratio hedging strategy. Commissions and fees were down due to lower revenue from credit and debit cards (both issuer and acquirer), which are seasonally R$1.0 bn -22.5% lower in the first quarter. In addition, we had lower revenue from (i) current account fees, mainly in packages for companies and (ii) asset management, as a result of lower revenues 1Q22 1Q22 x 4Q21 from performance fees and lower number of business days. Non-interest expenses are seasonally lower in the first quarter and were down 4.2%. Personnel expenses and administrative expenses were lower, mainly on data processing and third-party services. The cost of credit efficiency ratio in Brazil decreased 1.2 p.p. and reached 39.6%, whereas in consolidated the efficiency ratio decreased 1.3 p.p. reaching 41.8%. R$7.0 bn +12.4% Compared to the same period in 2021, recurring managerial result was up 15.0% and 1Q22 1Q22 x 4Q21 recurring managerial return on equity increased 1.9 p.p. The positive effect of the loan portfolio increase, associated with the gradual change in the portfolio mix to loans to the Retail segment, led to a 23.9% rise of the financial margin with clients. Additionally, the fees and insurance interest rate increase positively impacted the remuneration of our own working capital and the liabilities’ margin. These positive effects were partially offset by lower spreads on credit products. On the other hand, the financial margin with the market decreased and cost of R$11.6 bn -2.6% credit increased, due to the expansion of the retail loan portfolio. Commissions and fees and 1Q22 1Q22 x 4Q21 result from insurance operations rose by 9.6% year-on-year. This increase was the result of higher revenues from card activities, both issuing and acquiring activities. Another highlight was the 2.9% increase in non-interest expenses, despite the 11.3% inflation rate in the period. It is worth mentioning that we continue to invest in technology and in our business, and our non-interest expenses efficiency program has significantly helped improve this performance. R$12.8 bn -4.2% 1Q22 1Q22 x 4Q21 30.0% 25.0% 19.7% 20.2% 20.4% Recurring Managerial 18.5% 18.9% In R$ 20.0% million 7,159 7,361 Return on Average 6,398 6,543 6,779 15.0% Equity 10.0% 20.4% 5.0% 0.0% 1Q21 2Q21 3Q21 4Q21 1Q22 Recurring Managerial Result Annualized Recurring Managerial Return on Average Equity (quarterly) Itaú Unibanco Holding S.A. 08

Management Discussion & Analysis Executive Summary Customer support during the crisis Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ initiative, which, among other benefits, granted a 60-day grace period for repayments under the credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia. Loan portfolio reprofiling for individuals, very small and small companies Balances at March 31st, 2022 Portfolio in R$ billion 12.7% within grace period 53.5 Mar-22 vs. Dec-21 Reprofiled 1.0% 31.1 portfolio risk 27.1 62% profile 15-90 days NPL 3.6% are collateralized +90 days NPL em Mar/22¹ 4.9% 230% NPL +90 coverage Sep-20 Dec-21 Mar-22 (1) delinquency ratios calculated based on the total balance of the reprofiled portfolio as of September 2020. Solutions offered to customers Grace periods of up to Extended loan terms of up to New interest rate conditions 120 days for individuals and 6 years for individuals and 180 days for small and medium companies 5 years for small and medium companies 2022 Forecast Our 2022 forecast remains unchanged (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Itaú Unibanco Holding S.A. 09

Management Discussion & Analysis Executive Summary Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion and Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Managerial **Financial Margin**

Highlights

- The financial margin with clients was up 0.7% in the quarter, driven by the higher average credit volume and by the change in mix with greater growth in products such as financed credit card, overdraft and consumer credit. In addition, we experienced a positive impact of the Selic interest rate on our liabilities' margin and of the fixed interest rate on our own working capital. These positive effects were partially offset by lower spreads and by the lower number of calendar days.
- The financial margin with the market was down 22.5% in the quarter, driven by lower gains from the hedging strategy on investments abroad and capital, partially offset by higher gains in management of assets and liabilities in Brazil.

In R$ million	1Q22	4Q21	Δ	1Q21	Δ
Financial Margin with Clients	20,039	19,906	0.7%	16,173	23.9%
Financial Margin with the Market	1,007	1,299	-22.5%	2,461	-59.1%
Total	21,047	21,205	-0.7%	18,634	12.9%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients


R$ billions
0.3%
19.9
(1.6)
18.3
0.7
0.3
(0.3)
(0.3)
(0.3)
18.3
1.7
20.0
1
2
3
4
1
4Q21
Working Capital(1) and other 4Q21
Spread-Sensitive Operations 4Q21
average asset portfolio
product mix
lower number of calendar days
spreads and liabilities' margin
Latin America and other(2)
Spread-Sensitive Operations 1Q22
Working Capital(1) and other 1Q22
1Q22

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale segment.

1 **Working capital and other (+ R$0.09 billion):** positive effect of the higher average rate on the remuneration of our own working capital, partially offset by the lower average balance related to the payment of dividends and by the greater capital allocation to the treasury.

2 **Average asset portfolio (+ R$0.7 billion):** continuous growth in credit portfolios for both individuals and companies.

3 **Product mix (+ R$0.3billion):** positive impact driven by the relative higher growth of products, such as overdraft, consumer credit and financed credit card.

4 **Spreads and liabilities' margin (- R$0.3 billion):** lower spreads on credit products to individuals, partially offset by the positive impact of the Selic interest rate on the liabilities' margin.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	1Q22 Average Balance (1)	1Q22 Financial Margin	1Q22 Average Rate (p.a.)	4Q21 Average Balance (1)	4Q21 Financial Margin	4Q21 Average Rate (p.a.)
Financial Margin with Clients	1,047,755	20,039	7.9%	1,043,720	19,906	7.7%
Spread-Sensitive Operations	930,436	18,314	8.2%	921,267	18,267	8.1%
Working Capital and Other	117,319	1,725	6.1%	122,453	1,639	5.4%
Cost of Credit		(6,968)			(6,200)	
Risk-Adjusted Financial Margin with Clients	1,047,755	13,072	5.1%	1,043,720	13,706	5.3%

(1) Average daily balance.

Consolidated


8.4%
7.5%
7.3%
7.3%
7.4%
7.4%
7.7%
7.9%
4.3%
4.4%
4.5%
5.4%
5.3%
5.2%
5.3%
5.1%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22

Brazil


10.2%
9.0%
8.6%
8.5%
8.6%
8.5%
8.8%
8.9%
5.2%
5.4%
6.2%
6.2%
5.9%
5.9%
6.0%
5.4%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22

Financial margin with clients — Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

Highlights

- The increase in cost of credit in the quarter and on a year-on-year basis was mainly driven by the higher provision for loan losses in the Retail business segment in Brazil, due to the higher origination in consumer credit products non-collateralized. Additionally, recovery of loans written off as losses, which are seasonally lower in the first quarter, decreased, and impairment charges on corporate securities increased in the Wholesale business segment in Brazil.

In R$ millions	1Q22	4Q21	Δ	1Q21	Δ
Provision for Loan Losses	(6,998)	(6,827)	2.5%	(4,435)	57.8%
Recovery of Loans Written Off as Losses	613	819	-25.1%	686	-10.6%
Result from Loan Losses	**(6,385)**	**(6,009)**	**6.3%**	**(3,750)**	**70.3%**
Impairment	(27)	384	-107.0%	48	-156.6%
Discounts Granted	(556)	(576)	-3.4%	(409)	35.8%
Cost of Credit	**(6,968)**	**(6,200)**	**12.4%**	**(4,111)**	**69.5%**

Cost of credit increased by R$768 million from the previous quarter, due to the higher provision for loan losses in the Retail business segment in Brazil as a result of the higher origination in consumer credit products non collateralized. Additionally, recovery of loans written off as losses is seasonally lower in the first quarter and impairment charges on corporate securities were higher in the Wholesale business segment in Brazil.

Compared to the first quarter of 2021, cost of credit increased R$2,857 million, mainly in the Retail business segment in Brazil, with an increase of R$2,167 million in provision for loan losses and of R$174 million in discounts granted, due to the portfolio growth in this segment.

Provision for Loan Losses by Segment


R$ millions
2.4
2.6
3.0
3.4
3.4
4,435
522
4,219
-306
4,834
368
427
4,039
5,526
652
165
4,710
6,827
793
360
5,674
6,998
332
279
6,386
1Q21
2Q21
3Q21
4Q21
1Q22
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, provision for loan losses increased in the Retail business segment in Brazil, driven by the higher origination in consumer credit products non collateralized. In Latin America, the decrease in the provision for loan losses in the quarter was mainly driven by the impact of the foreign exchange variation in the period.

Cost of Credit


R$ millions
1.9
2.1
2.2
2.5
2.7
4,111
409
3,750
-48
4,692
583
8
4,101
5,232
583
4,670
-21
6,200
576
6,009
-384
6,968
556
27
6,385
1Q21
2Q21
3Q21
4Q21
1Q22
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Recovery of Loans Written off as Losses


R$ millions
686
733
857
819
613
1Q21
2Q21
3Q21
4Q21
1Q22

The decrease from the previous quarter was due to the typical seasonality of the first quarter. In the quarter, the sale of portfolios already written off as losses in the amount of R$90 million generated a positive impact of R$12 million on recovery of loans and of R$7 million on recurring managerial result.

Itaú Unibanco Holding S.A.

13

Management Discussion & Analysis Income Statement Analysis Loan Portfolio by Risk Level Allowance for Loan Losses and Financial Guarantees Provided Brazil¹ Consolidated Compared to the end of December 2021, the allowance for loan losses Total Allowance for Loan Losses (R$ million) and for financial guarantees provided was up by 1.9%. This increase 36,672 40,567 42,717 51,244 48,931 49,840 was driven by the change in the mix of origination, with a higher concentration on non collateralized credit in the Retail business Loan Portfolio by Risk Level segment in Brazil. R$ millions 51.5% 52.5% 51.5% 49.4% 51.7% 50.8% 51,244 48,931 49,840 47,810 46,501 17,714 17,155 17,053 26.6% 26.6% 26.8% 17,128 16,557 30.4% 29.3% 28.9% 802 818 797 5.9% 6.7% 7.3% 9.6% 9.2% 9.6% 742 746 5.0% 4.9% 5.3% 6.4% 6.1% 6.1% 7.1% 6.5% 7.1% 8.0% 6.4% 6.8% Mar-21 Dec-21 Mar-22 Mar-21 Dec-21 Mar-22 32,728 31,990 29,940 29,198 30,958 AA A B C D-H Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Complementary Allowance* Allowance for Financial Guarantees Provided Minimum Allowance * Includes Provision for Loan Commitments. The total allowance allocation by type of risk is as set out below: Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans which are subject to 100% provision and loans which are not subject to 100% provision. Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations. Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided. R$ millions Allocation of the Total Allowance by Type of Risk - Consolidated Mar-22 14,728 10,407 24,705 49,840 Dec-21 13,733 10,137 25,061 48,931 Mar-21 10,563 10,911 29,770 51,244 Overdue operations Aggravated risk rating Potential Loss 29,770 Provision < 100% Renegotiations 25,061 24,705 833 10,632 14,728 1,284 13,733 75% 4,792 3,933 112 40% 2,410 2,453 1,852 4,610 2,358 10,563 2,164 802 10,911 10,407 3,260 4,503 10,137 841 2,053 1,887 Fully Provisioned 1,407 1,338 520 Overdue 2,651 2,672 2,547 12,073 568 505 17,911 18,319 10,728 690 15,878 8,156 137 60% 6,207 6,058 6,523 25% 1,912 7,570 Mar-21 Dec-21 Mar-22 Mar-21 Dec-21 Mar-22 Mar-21 Dec-21 Mar-22 Retail—Brazil ¹ Wholesale—Brazil ¹ Latin America ² ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 14

Management Discussion & Analysis | Income Statement Analysis

Itaú

Credit Quality

Highlights

- The NPL 90 days overdue ratio (NPL 90) increased by 10 basis points from the previous quarter. This increase was due to the rolling over of loans overdue between 15 and 90 days in the previous quarter for longer overdue periods, especially in the individuals portfolio, but it remains at a historically low level.
- The NPL 15 to 90 days overdue ratio (NPL 15-90) increased by 30 basis points in the quarter. In Brazil, we had an increase: (i) in individuals, mainly due to the typical seasonality of the period, and (ii) in very small, small and middle-market companies, due to the indicator normalization. In Latin America, NPL 15-90 increased driven by higher delinquency rates in Chile.

Nonperforming Loans


R$ billions
17.2
13.9
16.9
14.1
19.9
16.0
20.3
16.9
21.5
18.5
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil

• Nonperforming loans - 90 days - Total: a 5.8% increase in total nonperforming loans portfolio from the previous quarter. This increase occurred in the individuals segment in Brazil and was driven by loans overdue between 15 and 90 days that were rolled over in the previous quarter and to the growth of the loan portfolio.

NPL Ratio (%) | over 90 days


2.7
2.7
2.8
2.8
2.9
2.3
2.3
2.6
2.5
2.6
3.9
3.6
3.6
3.8
4.1
2.5
2.6
2.6
2.3
2.3
1.5
1.4
2.0
1.6
1.6
0.4
0.3
1.1
0.5
0.5
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

Both the total NPL 90 days ratio and that for Brazil increased from the previous quarter. In Latin America and for large and very small, small and middle-market companies in Brazil this ratio remained stable. The increase was driven by the higher delinquency rates for individuals in Brazil, which is normalizing, for credit card and vehicle financing portfolios, due to loans overdue between 15 and 90 days in the previous quarter that were rolled over, but remains at a historically low level.

NPL Ratio (%) | 15 to 90 days


2.0
2.0
2.5
1.9
1.7
1.7
1.8
1.8
2.2
2.1
2.8
2.0
1.6
0.5
3.9
2.6
1.4
0.8
2.4
1.7
1.3
0.2
2.7
1.5
1.2
0.2
3.1
1.9
1.6
0.2
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

The total NPL 15-90 days ratio for both Brazil and Latin America increased from the previous quarter. In Brazil, the ratio for individuals increased, which is returning to its historical level, mainly due to the typical seasonal increase in the period, when family expenses are most concentrated. The ratio also increased for very small, small and middle-market companies, notably in vehicle financing for companies, and for lower-revenue companies, and which is also continuing towards historical levels. In Latin America, NPL 15-90 increased, driven by higher delinquency rates in Chile, both for individuals and companies.

Loan Portfolio Write-Off


R$ millions
5,167
4,894
4,123
4,030
5,121
0.7%
0.7%
0.6%
0.5%
0.6%
1Q21
2Q21
3Q21
4Q21
1Q22
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs increased 27.1% from the previous quarter in the Retail business segment in Brazil. Despite this increase, the ratio of written-off operations to the average balance of loan portfolio remained consistent with the last quarters as a result of the loan portfolio increase.

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.

15

Management Discussion & Analysis | Income Statement Analysis

Coverage Ratio | 90 days


298%
283%
234%
241%
232%
111%
106%
99%
104%
102%
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Total
Total (Expanded)


835%
922%
355%
588%
599%
443%
430%
235%
234%
248%
240%
240%
231%
264%
254%
230%
224%
221%
218%
210%
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Total - Brazil¹
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

The 900 basis point decrease in total coverage ratio was driven by the increase in NPL 90-day loans in the Retail business segment in Brazil. However, our expected loss provisioning model maintains the appropriate level of provision taking into account the financial conditions of our clients and the change in the macroeconomic scenario.

[1] Includes units abroad ex-Latin America.

NPL Creation


R$ millions
6,060
4,612
7,071
4,476
6,299
4,455
4,272
4,335
4,803
6,269
1,281
240
1,646
1,090
-125
-202
65
-36
323
100
1Q21
2Q21
3Q21
4Q21
1Q22
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

NPL Creation over Credit Portfolio(*)


1.4%
1.3%
1.3%
1.3%
1.5%
0.9%
0.6%
1.0%
0.6%
0.8%
0.6%
0.1%
0.8%
0.6%
-0.1%
0.03%
0.2%
0.1%
-0.1%
-0.02%
1Q21
2Q21
3Q21
4Q21
1Q22
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

Compared to the previous period, the NPL Creation increase was mainly driven by the higher volume of NPL 90-day loans in the Retail business segment in Brazil. Both total NPL Creation and that for the Retail business segment in Brazil are in line with pre-pandemic indicators.

(*) The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.

Renegotiated Loans Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
32.7
32.2
31.1
30.4
30.6
36.9
36.2
35.0
34.0
33.7
4.2
4.0
3.9
3.6
3.0
1.6
1.5
1.5
1.5
1.5
9.6
9.1
8.9
8.5
8.2
9.1
9.6
9.2
8.9
8.9
1.3
1.4
1.3
1.4
1.5
11.1
10.6
10.1
10.0
10.6
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The decrease of 0.9% in renegotiated loan operations was recorded for companies, and the highlight was loan operations for those more than 90 days overdue at the time of renegotiation and in Latin America. This reduction led to a lower NPL 90 ratio and to a decrease in the coverage ratio (LLP/Portfolio) in the quarter.


36.1%
37.3%
38.5%
37.8%
36.3%
21.0%
22.1%
22.7%
21.0%
19.4%
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Revenues from services and insurance declined by 2.6% compared to the fourth quarter of 2021. This reduction is related to lower revenues from cards, both issuing and acquiring, which are seasonally lower in the first quarter. In addition, we had lower revenues from current account services (mainly corporate) and fund management, with lower performance fees due to the change in the form of accounting recognition and fewer working days, partially offset by the 10.4% growth in insurance.
- Compared to the same period in 2021, we grew our service revenues and insurance income by 9.6%. We highlight the 18.6% increase in card revenue, due to higher transaction volume, both in issuing and acquiring.

In R$ millions	1Q22	4Q21	Δ	1Q21	Δ
Credit and Debit Cards	**3,423**	**3,624**	**-5.5%**	**2,887**	**18.6%**
Card Issuance	2,644	2,820	-6.2%	2,266	16.7%
Acquiring	779	804	-3.1%	621	25.4%
Current Account Services	**1,901**	**1,970**	**-3.5%**	**1,812**	**5.0%**
Asset Management	**1,344**	**1,386**	**-3.0%**	**1,337**	**0.6%**
Fund Management Fees	1,120	1,175	-4.6%	1,147	-2.3%
Consórcio Administration Fees	224	211	6.4%	190	18.0%
Advisory Services and Brokerage	**763**	**725**	**5.4%**	**782**	**-2.4%**
Credit Operations and Guarantees Provided	**677**	**703**	**-3.7%**	**614**	**10.3%**
Collection Services	**486**	**510**	**-4.7%**	**481**	**0.9%**
Other	**360**	**453**	**-20.5%**	**382**	**-5.6%**
Latin America (ex-Brazil)	**816**	**878**	**-7.1%**	**819**	**-0.4%**
Commissions and Fees	**9,772**	**10,248**	**-4.6%**	**9,114**	**7.2%**
Result from Insurance Operations[1]	1,823	1,651	10.4%	1,469	24.1%
Services and Insurance[2]	**11,595**	**11,899**	**-2.6%**	**10,583**	**9.6%**

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. (2) In 1Q21 does not consider XP Inc. result.

Credit and Debit Cards

Revenues from credit and debit card issuing activities declined 6.2% from the previous quarter, seasonally lower in the first quarter, with lower transaction volume in both credit and debit. In addition, we had lower annuity revenues (discounts for customers) and higher spending on rewards programs. In comparison with the same period in 2021, revenues were up 16.7% due to the increase in transaction volume.

Acquiring revenues were down 3.1% compared with the fourth quarter due to lower transaction volume (seasonally lower in the first quarter). Compared to the same period in 2021, there was growth of 25.4%, due to higher credit card transaction volume and increased volumes of the flex product.

Card Issuance Activities

R$ millions

Transaction Volume
1Q22

R$176.0 billion
▼ - 6.5% (vs. 4Q21)
▲ + 29.8% (vs. 1Q21)

credit
▼ - 5.0% (vs. 4Q21)
▲ + 34.6% (vs. 1Q21)

debit
▼ - 11.1% (vs. 4Q21)
▲ + 16.2% (vs. 1Q21)


34.2
40.4
41.1
30.3
31.9
33.0
135,615
188,227
176,040
35,513
46,414
41,276
100,102
141,813
134,763
1Q21
4Q21
1Q22
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
1Q22

R$161.6 billion
▼ - 10.3% (vs. 4Q21)
▲ + 22.7% (vs. 1Q21)

credit
▼ - 8.7% (vs. 4Q21)
▲ + 27.3% (vs. 1Q21)

debit
▼ - 13.0% (vs. 4Q21)
▲ + 15.3% (vs. 1Q21)


1,311
1,269
1,267
131,663
180,117
161,590
50,117
66,444
57,776
81,546
113,673
103,814
1Q21
4Q21
1Q22
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A.

17

Management Discussion & Analysis | Income Statement Analysis

Itaú

Current Account Services

Revenues dropped 3.5% in relation to the previous quarter, due to the lower revenues from corporate packages.

In comparison with the same period of the previous year, there was growth of 5.0%, due to the beginning of PIX tariffs in the corporate packages as of Aug/21, charging for single PIX and increase in the customer base.

Asset Management

• Fund Management

Revenues from fund management were 4.6% lower than in the fourth quarter, due to lower revenues from performance fees, as a result of the change in the form of accounting recognition in the period, in addition to the lower number of working days.

In comparison to the same quarter last year, the reduction was 2.3%, related to lower revenues from management fees.

Managed Portfolio and Investment Funds

R$ billions


+5.1%
+1.7%
1,407
1,446
1,460
1,455
1,479
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

Note: Does not include Latin America (ex-Brazil).

• *Consórcio* Administration Fees

The revenue from the administration of *Consórcio* had an increase of 6.4% in comparison with the previous quarter. In relation to 1Q21, the increase was 18.0%, due to the higher production in the period.

Loan Operations and Financial Guarantees Provided

Revenues declined 3.7% in comparison with the last quarter, due to lower revenues from mortgage loan fees, because of the lower origination volume, and from guarantees provided.

In relation to 1Q21, the growth was 10.3%, mainly due to the increase in the volume of vehicle financing and higher revenues from advances to deposit account holders.

Collection Services

Incoming revenues decreased by 4.7% compared to the previous quarter, due to the seasonal drop in collection fees and the lower number of working days. In relation to 1Q21, the growth was 0.9%.

Advisory Services and Brokerage

Revenues from financial advisory and brokerage services increased 5.4% over the previous quarter, totaling R$763 million, due to higher volumes.

Fixed Income: in local fixed income, we took part in 32 local operations with debentures, promissory notes and securitization operations, which totaled R$7.5 billion until March 2022, ranking first in volume and in number of operations in ANBIMA's ranking.

Variable Income: in the first quarter of 2022 we participated in 7 operations (including Block Trade) with a volume of R$2.1 billion, ranking second in Dealogic's ranking.

Mergers and Acquisitions: in the first quarter of 2022, we advised on 12 transactions in Brazil, totaling R$11 billion, ranking second in Dealogic's number of transactions.

Itaú Unibanco Holding S.A.

18

Management Discussion and Analysis Insurance, Pension Plan and Premium Bonds Result from Insurance, Pension Plan and Premium Bonds Highlights ? Result from insurance, pension plan and premium bonds increased 10.4% in the quarter. This increase was driven by higher managerial financial margin, increase in earnings from affiliates and expenses on provisions for pension plans based on the liability adequacy test carried out in the fourth quarter of 2021. ? On a year-on-year basis, the growth in the result from insurance, pension plan and premium bonds was due to the increase in earned premiums due to higher sales in all recurring insurance activities. Additionally, the managerial financial margin also increased. Result from Insurance, Pension Plan and Premium Bonds In R$ millions 1Q22 4Q21ï„ 1Q21ï„ Earned Premiums 1,329 1,347 -1.3% 1,131 17.5% Revenues from Pension Plan (15) (160) -90.7% (14) 7.9% Revenues from Premium Bonds 127 119 6.7% 86 47.2% Managerial Financial Margin 152 93 63.1% 16 844.4% Commissions and Fees 507 518 -2.1% 512 -1.0% Earnings of Affiliates 117 70 67.8% 98 19.2% Revenues from Insurance, Pension Plan and Premium Bonds 2,217 1,986 11.6% 1,829 21.2% Retained Claims (389) (329) 18.1% (356) 9.2% Insurance Selling Expenses (5) (6) -13.6% (4) 11.0% Result from Insurance, Pension Plan and Premium Bonds 1,823 1,651 10.4% 1,469 24.1% Recurring Managerial Result 776 629 23.4% 576 34.8% The increase in the result from insurance, pension plan and premium On a year-on-year basis, the increase in the result from insurance, bonds operations in the quarter was driven by: (i) the recognition of a pension plan and premium bonds operations is due to higher sales in provision in pension plans based on the liability adequacy test carried all recurring insurance portfolios, mainly life and personal accident, out in the previous quarter; (ii) an increase in the managerial financial credit life, mortgage and protected card, as well as higher revenue margin, driven by the higher remuneration on our assets; and (iii) from premium bonds. Managerial financial margin also increased, higher earnings from affiliates. These effects were partially offset by driven by the higher remuneration on our assets. higher retained claims, mainly in the life and personal accident insurance portfolio. Earned Premiums Breakdown Retained Claims Breakdown R$ millions R$ millions 31.5% 42.6% 33.8% 24.5% 29.3% 1,131 1,167 1,235 1,347 1,329 7.0% 6.9% 7.1% 6.7% 6.7% 356 497 417 329 389 10 5..7% 8% 11 4..6% 7% 11 5..2% 5% 11.6% 12 5..3% 3% 13 4..9% 6% 10 10..9% 3% 11.9% 19.8% 20.9% 8.6% 9.3% 3.5% 13.5% 13.4% 13.2% 6.4% 7.4% 3.9% 13.1% 14.1% 6.6% 6.3% 2.6% 10.5% 12.5% 9.5% 9.9% 16.2% 16.0% 15.9% 15.6% 10.3% 10.3% 8.6% 15.2% 6.6% 7.7% 9.4% 46.8% 47.4% 47.1% 44.8% 46.0% 54.4% 53.2% 54.2% 50.3% 54.5% 1Q21 2Q21 3Q21 4Q21 1Q22 1Q21 2Q21 3Q21 4Q21 1Q22 Life and Personal Accident Protected Card Life and Personal Accident Protected Card Credit Life Familiar Protection Credit Life Familiar Protection Mortgage Other Mortgage Other Insurance Claims/Earned Premiums Pro Forma Income Statement of the Insurance Segment (Recurring Activities) In R$ millions 1Q22 1Q21 ï„ The recurring insurance activities include bancassurance products Earned Premiums 1,271 1,068 19.0% related to life, property, credit life and third party insurance policies. Retained Claims (318) (310) 2.7% In the first quarter of 2022, earned premiums increased by 19.0%, Selling Expenses (5) (4) 15.8% mainly due to higher sales of life and personal accidents, mortgage, Underwriting Margin 948 755 25.7% credit life and protected card insurance policies. Managerial financial Managerial Financial Margin 69 (15) - margin increased, driven by the higher remuneration on our assets, Commissions and Fees 150 125 20.7% and commissions and fees were up due to higher sales of third-party Other Income and Expenses ¹ (676) (516) 31.0% Recurring Managerial Result 491 348 41.1% insurance policies. The sum of these effects led to a 41.1% increase in the results of recurring insurance activities in the period. Combined Ratio 56.0% 59.8% -3.8 p.p. 1 Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests. Note: As from 1Q22, the earnings of affiliates from Porto are considered as insurance non recurring activities. Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses decreased by 4.2% compared to the previous quarter. Administrative expenses, which are seasonally higher in the fourth quarter, decreased due to expenses on advertising, third-party services, data processing and telecommunication.
- On a year-on-year basis, non-interest expenses grew 3.8% in Brazil and 2.9% in total, despite the 11.3% inflation rate (IPCA) in the period. Personnel expenses increased as a result of the effects of the negotiation of the collective wage agreement and the increase in the number of employees in the period. Administrative expenses were also higher. However, in the 12-month period, our efficiency ratio was 43.3% (Brazil: 41.1%), reaching the lowest level since 2016.

In R$ millions	1Q22	4Q21	Δ	1Q21	Δ
Personnel Expenses	**(5,318)**	**(5,396)**	**-1.4%**	**(4,919)**	**8.1%**
Compensation, Charges and Social Benefits	(4,005)	(3,745)	7.0%	(3,611)	10.9%
Management and Employees' Profit Sharing [1]	(1,275)	(1,590)	-19.8%	(1,252)	1.9%
Employee Terminations	(19)	(13)	52.1%	(44)	-55.7%
Training	(18)	(48)	-62.4%	(13)	43.3%
Administrative Expenses	**(4,076)**	**(4,411)**	**-7.6%**	**(3,991)**	**2.1%**
Third-Party and Financial System Services, Security and Transportation	(1,505)	(1,690)	-11.0%	(1,543)	-2.5%
Data Processing and Telecommunications	(697)	(854)	-18.5%	(828)	-15.9%
Facilities and Materials	(734)	(756)	-3.0%	(642)	14.3%
Depreciation and Amortization	(742)	(577)	28.6%	(677)	9.7%
Advertising, Promotions and Publications	(308)	(413)	-25.3%	(220)	40.0%
Other	(90)	(120)	-24.8%	(81)	11.5%
Provision Expenses	**(411)**	**(307)**	**33.8%**	**(515)**	**-20.3%**
Provision for lawsuits civil	(170)	(166)	1.9%	(183)	-7.4%
Provision for labor claims	(227)	(215)	5.7%	(318)	-28.6%
Provision for tax and social security obligations	(13)	75	-116.9%	(2)	690.1%
Other risks	(1)	(0)	785.4%	(12)	-90.7%
Operating Expenses	**(917)**	**(887)**	**3.3%**	**(905)**	**1.4%**
Selling - Credit Cards	(569)	(685)	-16.8%	(659)	-13.5%
Claims and Other	(348)	(203)	71.5%	(246)	41.3%
Other Tax Expenses [2]	**(92)**	**(110)**	**-16.5%**	**(91)**	**0.4%**
Total - Brazil	**(10,813)**	**(11,111)**	**-2.7%**	**(10,422)**	**3.8%**
Latin America (ex-Brazil) [3]	**(1,990)**	**(2,250)**	**-11.6%**	**(2,024)**	**-1.7%**
Total	**(12,803)**	**(13,361)**	**-4.2%**	**(12,446)**	**2.9%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

Non-interest expenses were down in Brazil in the quarter, driven by lower administrative expenses, which are seasonally higher in the fourth quarter, due to: (i) lower third-party service expenses related to operations and advisory services, (ii) lower expenses on data processing and telecommunication, and (iii) decrease in marketing campaigns carried out in the media in the period. In Latin America, non-interest expenses decreased, mainly driven by the foreign exchange variation in the period.

In the first quarter of 2022, non-interest expenses were up 3.8% in Brazil year-on-year, despite the 11.3% inflation rate in the period. This performance is directly related to our strategic cost management. Personnel expenses increased as a result of the effects of the negotiation of the collective wage agreement and the increase in the number of employees in the period. Administrative expenses were also higher due to the increase in expenses on facilities and materials, marketing campaigns carried out in the media, and depreciation and amortization.

Number of Employees - in thousands


97.1
12.1
0.6
72.6
11.8
98.3
12.0
0.7
72.6
13.0
98.8
11.9
0.7
72.6
13.6
99.6
11.5
0.7
73.4
14.0
100.6
11.6
0.7
74.0
14.3
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

100.6 thousand

employees at the end of the 1Q22

- ▲ **+1.0%** (Mar-22 vs. Dec-21)
- ▲ **+3.6%** (Mar-22 vs. Mar-21)

We have increased the number of investment advisors and, as part of our commitment to speeding up our digital transformation process, we have hired additional personnel for the technology area, leading our workforce to increase by 3.6% year-on-year.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis
Itaú

Efficiency Ratio

Efficiency Ratio:


44.6
44.5
44.0
43.0
41.8
43.2
42.2
42.1
40.7
39.6
47.1 45.1
46.6 44.4
45.6 43.6
44.0 42.0
43.3 41.1
1Q21
2Q21
3Q21
4Q21
1Q22
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: decrease of 380 basis points year-on-year. During the period, non-interest expenses were up 2.0%, whereas revenue increased by 11.2%.

Branches Efficiency Ratio in 1Q22

Brick and Mortar Branches	Digital Branches
69.0%	25.1%

Non-interest expenses in Brazil


1Q21
2Q21
3Q21
4Q21
1Q22
-0.8%
2.5%
1.8%
-1.4%
3.8%
-6.5%
-5.4%
-7.7%
-10.4%
-6.8%
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
Non-interest expenses growth year over year

Compared to the same period of last year, non-interest expenses in Brazil were up 3.8% in the first quarter of 2022. During the same period, however, the inflation rate was 11.3% (IPCA). Therefore, the actual decrease in the first quarter of 2022, adjusted for inflation, was 6.8%.

Change, highlighting investments

1Q22 vs. 1Q21


In R$ billions
Investments
Core | zero growth
(12.4)
2.0
(10.4)
(0.4)
(10.8)
0.4
(0.4)
(10.8)
(2.0)
(12.8)
1Q21
Latin America
Brazil 1Q21
business and technology
Brazil with investments
efficiency program
salary readjustment, marketing and other
1Q22 Brazil
Latin America
1Q22

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 6.8% year-on-year, driven by the closure of brick and mortar branches.


45,319
45,420
45,472
45,329
44,325
23,618
23,798
24,075
24,255
23,984
1,076
1,070
1,068
1,068
1,008
562
560
576
563
643
20,063
19,992
19,753
19,443
18,690
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and higher demand for services through digital channels led to an annual decrease of 6.8% in the number of brick and mortar branches in Brazil.


4,334
4,326
4,319
4,335
4,215
195
197
202
223
315
3,041
3,041
3,035
3,026
2,834
654
649
646
656
659
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
101	285	260	2,593	556

(*) In March 2022. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets were up 0.8% in the quarter, mainly due to the 2.6% increase in securities. In the 12-month period, total assets increased 2.6% due to the growth of 11.6% in loan operations net of provision for loan losses. The 24.2% decrease in permanent assets was mainly driven by the effect of the partial spin-off of the investment held in XP Inc. into a new company, XPart.
- Funds from acceptances and issue of securities were up 20.2% in the quarter (mainly in funds from financial and real estate notes, which increased by 50.6% and 32.9%, respectively) and partially offset the 5.1% decrease in deposits. In the 12-month period there was a reduction of 20.6% in the minority interests in subsidiaries, related to the increase in our interest in Itaú Corpbanca.

Assets (In R$ millions, end of period)	1Q22	4Q21	Δ	1Q21	Δ
Current and Long-term Assets	**2,155,198**	**2,136,498**	**0.9%**	**2,091,341**	**3.1%**
Cash	42,722	44,512	-4.0%	39,369	8.5%
Interbank Investments	243,140	243,916	-0.3%	252,251	-3.6%
Securities	654,339	637,450	2.6%	659,818	-0.8%
Derivative Financial Instruments	72,023	68,856	4.6%	74,775	-3.7%
Interbank and Interbranch Accounts	160,134	160,723	-0.4%	137,575	16.4%
Loan, Lease and Other Loan Operations	771,073	774,927	-0.5%	691,059	11.6%
Other Assets	211,767	206,114	2.7%	236,494	-10.5%
Permanent Assets	**28,112**	**29,521**	**-4.8%**	**37,089**	**-24.2%**
Total Assets	**2,183,310**	**2,166,019**	**0.8%**	**2,128,428**	**2.6%**

Liabilities (In R$ millions, end of period)	1Q22	4Q21	Δ	1Q21	Δ
Current and Long-Term Liabilities	**2,029,408**	**2,010,443**	**0.9%**	**1,976,081**	**2.7%**
Deposits	807,043	850,372	-5.1%	821,379	-1.7%
Deposits Received under Securities Repurchase Agreements	278,295	271,051	2.7%	261,774	6.3%
Funds from Acceptances and the Issue of Securities	172,058	143,138	20.2%	140,351	22.6%
Interbank and Interbranch Accounts	84,108	73,299	14.7%	61,612	36.5%
Borrowing and Onlending	107,890	97,005	11.2%	88,393	22.1%
Derivative Financial Instruments	64,663	63,969	1.1%	73,615	-12.2%
Provisions	16,948	16,240	4.4%	17,137	-1.1%
Allowance for Financial Guarantees Provided and Loan Commitments	5,452	4,784	14.0%	4,414	23.5%
Technical Provisions for Insurance	221,308	217,558	1.7%	220,441	0.4%
Other Liabilities	271,643	273,027	-0.5%	286,964	-5.3%
Minority Interest in Subsidiaries	**9,509**	**11,022**	**-13.7%**	**11,979**	**-20.6%**
Stockholders' Equity	**144,393**	**144,554**	**-0.1%**	**140,369**	**2.9%**
Total Liabilities and Equity	**2,183,310**	**2,166,019**	**0.8%**	**2,128,428**	**2.6%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022.

In R$ millions, end of period	1Q22	4Q21	Δ
Investments Abroad	63,381	73,646	-13.9%
Net Foreign Exchange Position (Except Investments Abroad)	(30,118)	(54,737)	-45.0%
Total	**33,263**	**18,909**	**75.9%**
Total in US$	**7,021**	**3,388**	**107.2%**

The investments abroad with risk coverage had their hedges 100% adjusted at the end of 2021, as established in Law No. 14,031 of July 28, 2020. Additionally, we created structural positions in foreign currencies, with the objective of neutralizing the adverse effects of the foreign-exchange variation that affects the capital requirement of the assets on our balance sheet in these currencies and the capital that supports them. The decrease in foreign investments is driven by the foreign exchange variation during the period.

Itaú Unibanco Holding S.A.

22

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights ? The individual loan portfolio was up 4.4% in the quarter and 33.0% in the 12-month period, mainly driven by increases of 7.5% in personal loans, 5.4% in mortgage loans and 4.4% in credit cards. In the 12-month period, the highlights were the increases of (i) 44.5% in mortgage loans, due to the historical level of mortgage loans origination in 2021; and (ii) 41.4% in credit cards, due to the commercial change in our product offering. ? Companies loan portfolio was up 0.4% in the quarter and 10.8% in the 12-month period. On a year-on-year basis, significant increases occurred in (i) vehicle financing, as a result of higher client demand; (ii) export and import financing; and (iii) rural loans, due to the increase in the commercial structure. Credit Portfolio by Product In R$ billion, end of period 1Q22 4Q21 D 1Q21 D Individuals—Brazil (1) 346.4 331.7 4.4% 260.4 33.0% Credit Card Loans 117.0 112.1 4.4% 82.8 41.4% Personal Loans 44.2 41.1 7.5% 34.8 27.1% Payroll Loans (2) 64.0 63.2 1.2% 56.1 14.1% Vehicle Loans 31.0 29.7 4.3% 24.4 27.1% Mortgage Loans 90.2 85.6 5.4% 62.4 44.5% Rural Loans 0.1 0.0 3.8% 0.0 55.7% Companies—Brazil (1) 283.8 282.6 0.4% 256.3 10.8% Working Capital (3) 174.8 177.7 -1.6% 169.6 3.1% BNDES/Onlending 7.6 7.6 0.0% 7.9 -4.1% Export/Import Financing 63.7 63.2 0.9% 50.2 27.1% Vehicle Loans 18.4 18.2 1.2% 13.2 40.2% Mortgage Loans 5.2 4.6 12.9% 4.3 20.7% Rural Loans 14.0 11.3 24.5% 11.1 26.4% Latin America (4) 185.2 204.8 -9.6% 221.2 -16.2% Total without Financial Guarantees Provided 815.5 819.1 -0.4% 737.9 10.5% Financial Guarantees Provided 86.9 82.9 4.8% 75.0 15.7% Total with Financial Guarantees Provided 902.3 902.0 0.0% 812.9 11.0% Corporate Securities (5) 129.9 125.2 3.8% 93.4 39.1% Total Risk 1,032.2 1,027.2 0.5% 906.4 13.9% (1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Credit Concentration Corporate Credit Portfolio with Financial Guarantees by Business Sector Largest debtors, as of March 31, 2022 In R$ billions, end of period 1Q22 4Q21 Only 12.3% of the credit risk is concentrated in the 100 largest -11.5% Public Sector 4.7 5.3 debtors. -1.8% Private Sector 467.1 475.6 -1.7% Real Estate 32.2 32.7 In R$ billions Risk* Risk / Total credits Risk / Total assets -0.6% Transportation 31.6 31.7 Largest debtor 5.4 0.6% 0.2% 7.3% Food and beverages 28.0 26.1 10 Largest debtors 3.4% 1.4% -5.2% Agribusiness and fertilizers 26.6 28.1 30.2 15.8% Banks and financial institutions 24.3 21.0 20 Largest debtors 47.2 5.2% 2.2% 50 Largest debtors 8.7% 3.6% 2.6% Energy and water treatment 21.5 21.0 78.5 100 Largest debtors 12.3% 5.1% -2.2% Vehicles and auto parts 18.9 19.3 111.1 -0.3% Petrochemicals and chemicals 14.9 15.0 (*) Including Financial Guarantees Provided. 9.0% Electronics and IT 12.5 11.5 Credit Portfolio without Financial Guarantees -5.9% Steel and metallurgy 12.1 12.8 Provided by Vintage -2.5% Pharmaceuticals and cosmetics 11.2 11.5 -7.2% Infrastructure work 10.9 11.7 738 819 815 -3.0% Telecommunications 9.5 9.8 In R$ billions 33.2% -5.2% Oil and gas 9.3 9.8 32.7% 32.3% -0.9% Entertainment and tourism 8.5 8.6 q = <-5 4.2% 0.9% Capital assets 8.4 8.3 q—4 6.1% 5.1% 9.3% 6.6% 7.4% -11.1% Mining 8.3 9.3 8.6% 9.2% 2.4% Construction materials 8.0 7.8 q—3 11.6% 11.6% 12.5% 12.1% -4.0% Wood & Furniture 7.0 7.3 q—2 -9.0% Services—Other 48.3 53.1 q—1 34.8% 33.0% -3.3% Commerce—Other 33.3 34.4 29.8% -16.6% Industry—Other 11.3 13.6 Actual quarter (q) -0.9% Other 70.6 71.3 1T21 4T21 1T22 1Q21 4Q21 1Q22 -1.9% Total 471.9 481.0 Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Mar-22	33.8%	18.5%	26.0%	12.7%	8.9%
Mar-21	31.8%	21.5%	24.0%	13.3%	9.4%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Mar-22	48.3%	51.7%
Mar-21	52.2%	47.8%

Payroll loans

R$64.0 bn as of March 31, 2022

▲ + 1.2% (vs. Dec-21) ▲ + 14.1% (vs. Mar-21)

The payroll loan portfolio for the public sector was up 16.2% from the end of December 2021, mainly due to the granting of credit to civil servants Minas Gerais state.

Portfolio by origination (%)
1st Quarter of 2022


47%
53%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
1st Quarter of 2022


INSS
Private sector
Public sector
8.5
7.8
47.6

Mortgage loans[2]

R$95.4 bn as of March 31, 2022

▲ + 5.8% (vs. Dec-21) ▲ + 42.9% (vs. Mar-21)

94.5% of the mortgage portfolio is **Individuals**

99.8% **guaranteed** by fiduciary alienation

Originations
1st Quarter of 2022

R$9.2 bn

▼ - 20.1% (vs. 1Q21)

84.2% of total **mortgage credit** is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 54.5% | Portfolio: 45.6%

Corporate loans

R$137.1 bn as of March 31, 2022

▲ + 3.1% (vs. Dec-21) ▲ 2.4% (vs. Mar-21)

In the first quarter of 2022, credit origination[3] for corporate loans decreased 6% from the previous quarter. On a year-on-year basis, credit origination increased 8%.

Credit cards

R$117.0 bn as of March 31, 2022

▲ + 4.4% (vs. Dec-21) ▲ + 41.4% (vs. Mar-21)


Mar-21: 6.6% / 8.2% / 85.1%
Dec-21: 7.2% / 8.2% / 84.5%
Mar-22: 8.9% / 9.1% / 82.0%
Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes NPL more than one day overdue;
(2) includes installments without interest.

Vehicle loans (individuals)

R$31.0 bn as of March 31, 2022

▲ + 4.3% (vs. Dec-21) ▲ + 27.1% (vs. Mar-21)

Originations
1st Quarter of 2022

R$5.1 bn

▲ + 21.8% (vs. 1Q21)

Average Term	% Average Down Payment	Average Ticket
46 months	41%	R$45.0 thousand

Loan-to-value

Vintage (quarterly average): 56.8% | Portfolio: 60.0%

Very small, small and middle market

R$146.8 bn as of March 31, 2022

▼ - 1.9% (vs. Dec-21) ▲ + 19.9% (vs. Mar-21)

In the first quarter of 2022, credit origination[3] for very small, small and middle-market companies decreased 18% when compared to the last quarter and increased 42% year-on-year, mainly in vehicles for companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.

24

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Funding from clients decreased 1.3% in the quarter. In the last 12 months, the growth was 2.5%, driven by (i) demand deposits, which were up 4.3%; (ii) savings deposits, which were up 0.3%; and (iii) funds from bills, which were up 51.9%, mainly agribusiness and real estate notes, associated with the positive flow of funds. Time deposits were down 4.4%, partially migrated to bills.
- Assets under management and administration grew by 1.4% in the quarter. In the last 12 months the growth was 5.0%, driven by increases of 8.6% in trust management and custody and 6.4% in our own products, which offset the 6.7% decrease in open platform, caused by the increase in interest rates and market volatility.

In R$ millions, end of period	1Q22	4Q21	Δ	1Q21	Δ
Funding from Clients (A)	**913,709**	**925,966**	**-1.3%**	**891,298**	**2.5%**
Demand Deposits	147,815	158,116	-6.5%	141,657	4.3%
Savings Deposits	183,880	190,601	-3.5%	183,265	0.3%
Time Deposits	470,231	497,051	-5.4%	491,630	-4.4%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	11	21	-47.6%	1,187	-99.1%
Funds from Bills[1] and Structured Operations Certificates	111,772	80,178	39.4%	73,559	51.9%
Other Funding (B)	**197,450**	**195,533**	**1.0%**	**197,765**	**-0.2%**
Onlending	10,535	10,776	-2.2%	10,803	-2.5%
Borrowing	97,355	86,229	12.9%	77,590	25.5%
Securities Obligations Abroad	60,287	62,960	-4.2%	66,793	-9.7%
Other[2]	29,273	35,568	-17.7%	42,580	-31.3%
Portfolio Managed and Investment Funds (C)	**1,513,177**	**1,494,900**	**1.2%**	**1,444,898**	**4.7%**
Total (A) + (B) + (C)	**2,624,336**	**2,616,399**	**0.3%**	**2,533,961**	**3.6%**
Own Products	**1,780,636**	**1,749,474**	**1.8%**	**1,673,292**	**6.4%**
Open Platform	**303,983**	**320,652**	**-5.2%**	**325,965**	**-6.7%**
Assets under Management	**2,084,619**	**2,070,126**	**0.7%**	**1,999,257**	**4.3%**
Fiduciary Management and Custody[3]	**441,600**	**421,778**	**4.7%**	**406,474**	**8.6%**
Assets under Management and Administration	**2,526,219**	**2,491,904**	**1.4%**	**2,405,731**	**5.0%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 85.2% in the first quarter of 2022.


77.5%
80.7%
82.3%
84.7%
85.2%
67.8%
69.5%
71.0%
73.0%
73.4%
In R$ Billions
1,089
952
738
1,042
897
724
1,081
933
768
1,121
967
819
1,111
957
815
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A. 25

Management Discussion & Analysis | Capital and Risk

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On March 31, 2022, our Tier I Capital ratio reached 12.5%, consisting of 11.1% Common Equity Tier I and of 1.4% Additional Tier I.


13.0%
1.7%
11.3%
Tier I
Dec-21
0.5%
Net income in the quarter and interest on Own Capital
-0.5%
Risk-Weighted Assets¹
-0.2%
Acquisition of Itaú Corpbanca Colombia, Voluntary Severance Program and others
-0.3%
Additional Tier I Capital (AT1) - exchange variation
12.5%
1.4%
11.1%
Tier I
Mar-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Capital Ratios

Main changes in the quarter:

Referential Equity: decrease of 4.5% driven by extraordinary events (mainly acquisition of Itaú Corpbanca Colombia and the Voluntary Severance Program) and a reduction in the balance of debts that make up Tier I and II capital.

RWA: increase of R$10,483 million. The higher amount of credit risk-weighted assets was mainly due to the increase in the operational risk (RWA_{OPAD}).

BIS ratio: in March 2022, our BIS ratio was 2.9 p.p. above the minimum required with capital buffers (11.0%).

In R$ million, end of period	1Q22	4Q21
Common Equity Tier I	**129,053**	**130,716**
Tier I (Common Equity + Additional Capital)	**145,402**	**149,912**
Referential Equity (Tier I and Tier II)	**162,203**	**169,797**
Total Risk-weighted Assets (RWA)	**1,164,324**	**1,153,841**
Credit Risk-weighted Assets (RWA_{CPAD})	1,045,152	1,044,344
Operational Risk-weighted Assets (RWA_{OPAD})	93,399	86,512
Market Risk-weighted Assets (RWA_{MPAD})	25,773	22,985
Common Equity Tier I Ratio	**11.1%**	**11.3%**
Tier I Capital Ratio	**12.5%**	**13.0%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**13.9%**	**14.7%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 149.5%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Mar-22	Dec-21
HQLA	293,573	307,280
Potential Cash Outflows	196,328	193,093
LCR (%)	149.5%	159.1%

Net Stable Funding Ratio (NSFR)

The NSFR was 119.8% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Mar-22	Dec-21
Available Stable Funding	1,021,581	1,016,989
Required Stable Funding	852,481	839,830
NSFR (%)	119.8%	121.1%

For 2022, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	1Q22	4Q21
VaR by Risk Factor		
Interest Rates	988	1,257
Currency	16	13
Shares on the Stock Exchange	27	24
Commodities	3	4
Diversification Effects	**(504)**	**(602)**
Total VaR	530	696
Maximum VaR in the quarter	680	707
Average VaR in the quarter	605	627
Minimum VaR in the quarter	504	556

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Itaú Unibanco Holding S.A.
26

Management Discussion and Analysis | Segment Analysis

Itaú

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- The recurring managerial result was up 8.3% in the quarter due to higher financial margin, mainly driven by higher volume of credit and the effect of the mix of products. Additionally, non-interest expenses decreased, due to lower administrative expenses, which are seasonally higher in the fourth quarter.
- Recurring managerial result was up 23.5% year-on-year. Financial margin increased due to higher volume of credit. Commissions and fees increased and the highlights were higher gains from cards, due to higher transaction volume, both issuer and acquirer. Revenues from insurance were also higher, driven by the increase in earned premiums.

In R$ millions	1Q22	4Q21	Δ	1Q21	Δ
Operating Revenues	**21,164**	**20,640**	**2.5%**	**17,557**	**20.5%**
Managerial Financial Margin	12,686	11,953	6.1%	9,966	27.3%
Commissions and Fees	6,431	6,740	-4.6%	5,885	9.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,047	1,947	5.2%	1,706	20.0%
Cost of Credit	**(6,446)**	**(5,614)**	**14.8%**	**(4,049)**	**59.2%**
Retained Claims	**(387)**	**(326)**	**18.5%**	**(354)**	**9.2%**
Other Operating Expenses	**(10,257)**	**(10,621)**	**-3.4%**	**(9,562)**	**7.3%**
Income before Tax and Minority Interests	**4,074**	**4,079**	**-0.1%**	**3,592**	**13.4%**
Income Tax and Social Contribution	**(1,305)**	**(1,499)**	**-12.9%**	**(1,279)**	**2.0%**
Minority Interests in Subsidiaries	**(38)**	**(59)**	**-35.3%**	**(102)**	**-62.6%**
Recurring Managerial Result	**2,731**	**2,521**	**8.3%**	**2,210**	**23.5%**
Recurring Return on Average Allocated Capital	**18.1%**	**18.0%**	**0.1 p.p.**	**19.4%**	**- 1.3 p.p.**
Efficiency Ratio (ER)	**45.6%**	**48.7%**	**- 3.1 p.p.**	**52.3%**	**- 6.7 p.p.**

Loan Portfolio (R$ billion)



+ 3.5%
+ 30.5%
322.1
344.0
375.0
406.3
420.3
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

Digital Transformation in Retail Banking

Online account opening flow
Individuals accounts (in thousands)



341
561
1,138
1Q20
1Q21
1Q22

Share of Transactions
through digital channels*

	1Q22	1Q21
Credit	40%	33%
Investments	55%	52%
Payments	86%	85%

* Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment.

Itaú Unibanco Holding S.A. 27

Management Discussion and Analysis | Segment Analysis
Itaú

Results by **Business Segment**

Wholesale Business

The Wholesale Business is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The 7.3% growth in the recurring managerial result in the quarter was driven by the increase in financial margin, due to higher average credit volume and higher rate on the remuneration of our own working capital in Brazil, and by reductions in cost of credit and non-interest expenses in Latin America.
- Recurring managerial result was up 49.0% year-on-year, due to the increase in the financial margin, driven by the higher average credit volume in the Wholesale business segment in Brazil.

In R$ millions	1Q22	4Q21	Δ	1Q21	Δ
Operating Revenues	**10,683**	**10,759**	**-0.7%**	**8,614**	**24.0%**
Managerial Financial Margin	7,198	7,142	0.8%	5,304	35.7%
Commissions and Fees	3,311	3,484	-5.0%	3,190	3.8%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	174	133	30.7%	120	45.9%
Cost of Credit	**(522)**	**(586)**	**-11.0%**	**(62)**	**742.1%**
Retained Claims	**(2)**	**(3)**	**-30.3%**	**(2)**	**3.6%**
Other Operating Expenses	**(4,497)**	**(4,657)**	**-3.4%**	**(4,350)**	**3.4%**
Income before Tax and Minority Interests	**5,663**	**5,513**	**2.7%**	**4,200**	**34.8%**
Income Tax and Social Contribution	**(1,771)**	**(2,060)**	**-14.0%**	**(1,620)**	**9.3%**
Minority Interests in Subsidiaries	**(238)**	**(48)**	**393.7%**	**(126)**	**88.1%**
Recurring Managerial Result	**3,654**	**3,405**	**7.3%**	**2,453**	**49.0%**
Recurring Managerial Return on Average Allocated Capital	**24.4%**	**24.0%**	**0.4 p.p.**	**17.3%**	**7.1 p.p.**
Efficiency Ratio (ER)	**39.0%**	**40.0%**	**- 1.0 p.p.**	**48.0%**	**- 9.0 p.p.**

Loan Portfolio (R$ billion)


- 4.3%
- 5.0%
415.8
379.9
392.5
412.8
395.1
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	1Q22	4Q21	Δ	1Q21	Δ
Operating Revenues	**1,188**	**2,040**	**-41.8%**	**3,858**	**-69.2%**
Managerial Financial Margin	1,163	2,111	-44.9%	3,364	-65.4%
Commissions and Fees	30	24	27.4%	491	-93.9%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	(5)	(94)	-94.9%	4	-
Other Operating Expenses	**(35)**	**(154)**	**-77.0%**	**(317)**	**-88.8%**
Income before Tax and Minority Interests	**1,153**	**1,886**	**-38.9%**	**3,542**	**-67.5%**
Income Tax and Social Contribution	**(103)**	**(462)**	**-77.7%**	**(1,489)**	**-93.1%**
Minority Interests in Subsidiaries	**(74)**	**(190)**	**-61.2%**	**(318)**	**-76.8%**
Recurring Managerial Result	**976**	**1,234**	**-20.9%**	**1,734**	**-43.7%**
Recurring Return on Average Allocated Capital	**16.2%**	**16.8%**	**- 0.6 p.p.**	**19.1%**	**- 2.9 p.p.**
Efficiency Ratio (ER)	**3.3%**	**3.9%**	**- 0.6 p.p.**	**3.8%**	**- 0.5 p.p.**

Itaú Unibanco Holding S.A.
28

Management Discussion & Analysis | Activities Abroad

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 90.5% of the recurring managerial result for the quarter. In the operations in Latin America, we achieved a ROE of 15.9%.

Brazil[1] (In R$ million, end of period)

	1Q22	4Q21	Δ	1Q21	Δ
Operating Revenues	**29,328**	**29,446**	**-0.4%**	**25,625**	**14.4%**
Managerial Financial Margin	18,165	18,100	0.4%	15,502	17.2%
Financial margin with clients	17,632	17,496	0.8%	14,046	25.5%
Financial margin with the Market	532	603	-11.7%	1,456	-63.4%
Commissions and Fees	8,956	9,370	-4.4%	8,295	8.0%
Revenues from Insurance[2]	2,207	1,977	11.7%	1,829	20.7%
Cost of Credit	**(6,720)**	**(5,489)**	**22.4%**	**(3,706)**	**81.3%**
Provision for Loan Losses	(6,665)	(6,034)	10.5%	(3,914)	70.3%
Impairment	(27)	384	-107.0%	48	-156.6%
Discounts Granted	(541)	(527)	2.7%	(398)	36.0%
Recovery of Loan Loans Written Off as Losses	513	688	-25.4%	557	-8.0%
Retained Claims	**(388)**	**(330)**	**17.7%**	**(356)**	**9.0%**
Other Operating Expenses	**(12,596)**	**(13,064)**	**-3.6%**	**(12,089)**	**4.2%**
Non-interest expenses	(10,706)	(11,023)	-2.9%	(10,353)	3.4%
Tax Expenses and Other[3]	(1,890)	(2,040)	-7.4%	(1,735)	8.9%
Income before Tax and Minority Interests	**9,623**	**10,563**	**-8.9%**	**9,474**	**1.6%**
Income Tax and Social Contribution	**(2,915)**	**(3,863)**	**-24.6%**	**(3,734)**	**-21.9%**
Minority Interests in Subsidiaries	**(49)**	**(69)**	**-28.4%**	**(120)**	**-58.8%**
Result from XP Inc's oper at ions	-	-	-	**271**	-
Recurring Managerial Result	**6,659**	**6,631**	**0.4%**	**5,891**	**13.0%**
Share	**90.5%**	**92.6%**	**-2.2 p.p.**	**92.1%**	**-1.6 p.p.**
Return on Average Equity - Annualized	**21.0%**	**20.9%**	**0.1 p.p.**	**18.7%**	**2.3 p.p.**

Latin America (In R$ million, end of period)

	1Q22	4Q21	Δ	1Q21	Δ
Operating Revenues	**3,707**	**3,993**	**-7.2%**	**3,952**	**-6.2%**
Managerial Financial Margin	2,882	3,106	-7.2%	3,133	-8.0%
Financial margin with clients	2,407	2,410	-0.1%	2,127	13.2%
Financial margin with the Market	475	696	-31.8%	1,005	-52.8%
Commissions and Fees	816	878	-7.1%	819	-0.4%
Revenues from Insurance[2]	9	10	-1.7%	-	-
Cost of Credit	**(247)**	**(711)**	**-65.2%**	**(405)**	**-38.9%**
Provision for Loan Losses	(332)	(793)	-58.1%	(522)	-36.3%
Discounts Granted	(15)	(48)	-69.8%	(11)	30.3%
Recovery of Loan Loans Written Off as Losses	100	131	-23.9%	128	-22.1%
Retained Claims	**(1)**	**1**	**-186.6%**	**0**	-
Other Operating Expenses	**(2,193)**	**(2,368)**	**-7.4%**	**(2,140)**	**2.5%**
Non-interest expenses	(2,097)	(2,338)	-10.3%	(2,092)	0.2%
Tax Expenses and Other[3]	(96)	(31)	215.7%	(48)	100.6%
Income before Tax and Minority Interests	**1,266**	**915**	**38.4%**	**1,407**	**-10.0%**
Income Tax and Social Contribution	**(265)**	**(158)**	**67.2%**	**(474)**	**-44.2%**
Minority Interests in Subsidiaries	**(300)**	**(228)**	**31.4%**	**(427)**	**-29.7%**
Recurring Managerial Result	**702**	**528**	**32.8%**	**506**	**38.6%**
Share	**9.5%**	**7.4%**	**2.2 p.p.**	**7.9%**	**1.6 p.p.**
Return on Average Equity - Annualized	**15.9%**	**13.8%**	**2.1 p.p.**	**16.0%**	**-0.1 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
- 15.1% (1Q22 vs. 4Q21)
- 16.8% (1Q22 vs. 1Q21)
R$ 5.697
R$ 5.581
R$ 4.738
Colombian Peso vs. BRL
+ 8.6% (1Q22 vs. 4Q21)
+ 22.6% (1Q22 vs. 1Q21)
644.75
727.80
790.51
Uruguayan Peso vs. BRL
+ 8.2% (1Q22 vs. 4Q21)
+ 11.1% (1Q22 vs. 1Q21)
7.79
7.99
8.65
Argentine Peso vs. BRL
+ 27.4% (1Q22 vs. 4Q21)
+ 45.1% (1Q22 vs. 1Q21)
16.14
18.39
23.42
Chilean Peso vs. BRL
+ 8.8% (1Q22 vs. 4Q21)
+ 31.3% (1Q22 vs. 1Q21)
126.29
152.37
165.78
Paraguayan Guarani vs. BRL
+ 18.9% (1Q22 vs. 4Q21)
+ 30.1% (1Q22 vs. 1Q21)
1,123
1,229
1,461
1Q21
4Q21
1Q22

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Information for Latin America is presented in the nominal currencies.

Itaú Unibanco Holding S.A. 29

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.



USA
Mexico
Bahamas
Colombia
Peru
Paraguay
Chile
Argentina
Cayman
Panama
Brazil
Uruguay
France
England
Spain
Portugal
Germany
Switzerland

Our business abroad focuses on the following activities:

1. Corporate & Investment
2. Asset Management
3. Private Banking
4. Retail

* Represents the totality of our operations abroad.

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,078	5,310	1,514	1,013	2,639	11,554	739	100,553
Branches & CSBs	22	186	73	40	86	407	-	4,215
ATMs	68	370	155	308	107	1,008	-	44,325

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 32 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Corpbanca 1Q22	Itaú Corpbanca 4Q21	Itaú Corpbanca Δ	Itaú Argentina 1Q22	Itaú Argentina 4Q21	Itaú Argentina Δ	Itaú Paraguay 1Q22	Itaú Paraguay 4Q21	Itaú Paraguay Δ	Itaú Uruguay 1Q22	Itaú Uruguay 4Q21	Itaú Uruguay Δ
Operating Revenues	**2,021**	**2,266**	**-11%**	**502**	**390**	**29%**	**290**	**274**	**6%**	**640**	**559**	**15%**
Managerial Financial Margin	1,671	1,919	-13%	404	295	37%	211	182	16%	380	294	29%
Financial Margin with Clients	1,535	1,535	0%	330	239	38%	184	160	15%	231	217	6%
Financial Margin with the Market	136	384	-65%	73	56	30%	26	22	20%	149	77	93%
Commissions and Fees	351	347	1%	98	95	3%	71	83	-15%	260	264	-2%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	-	-	-	9	8	7%	-	-	-
Cost of Credit	**(163)**	**(576)**	**-72%**	**16**	**(24)**	**-168%**	**(48)**	**(18)**	**162%**	**(43)**	**(35)**	**21%**
Provision for Loan Losses	(251)	(654)	-62%	16	(21)	-176%	(49)	(22)	121%	(36)	(33)	8%
Discounts Granted	(5)	(33)	-86%	(1)	(4)	-	-	(0)	-	(9)	(7)	27%
Recovery of Loans Written Off as Losses	93	111	-16%	1	1	19%	1	4	-73%	2	5	-61%
Other Operating Expenses	**(1,205)**	**(1,300)**	**-7%**	**(290)**	**(291)**	**0%**	**(157)**	**(142)**	**11%**	**(361)**	**(378)**	**-4%**
Non-Interest Expenses	(1,198)	(1,295)	-8%	(243)	(246)	-1%	(152)	(137)	10%	(360)	(377)	-5%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(7)	(5)	41%	(47)	(45)	4%	(6)	(5)	23%	(1)	(1)	41%
Insurance Selling Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Income before Tax and Minority Interests	**654**	**390**	**68%**	**228**	**75**	**202%**	**85**	**114**	**-26%**	**236**	**145**	**62%**
Income Tax and Social Contribution	**(55)**	**4**	**-1591%**	**(92)**	**(26)**	**261%**	**(19)**	**(30)**	**-37%**	**(94)**	**(56)**	**68%**
Minority Interests in Subsidiaries [1]	**(290)**	**(210)**	**38%**	-	-	-	-	-	-	-	-	-
Recurring Net Income	**309**	**184**	**69%**	**136**	**50**	**172%**	**66**	**84**	**-22%**	**141**	**89**	**59%**
Return on Average Equity - Annualized	**10.8%**	**8.5%**	**2.3 p.p.**	**42.3%**	**16.3%**	**25.9 p.p.**	**16.4%**	**23.6%**	**-7.1 p.p.**	**25.7%**	**17.2%**	**8.4 p.p.**
Efficiency Ratio	**59.5%**	**57.3%**	**2.2 p.p.**	**53.4%**	**71.3%**	**-17.9 p.p.**	**53.4%**	**50.9%**	**2.5 p.p.**	**56.4%**	**67.6%**	**-11.2 p.p.**

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Corpbanca

- Lower margin with the market driven by the volatility of foreign exchange, inflation and local interest rates.
- Lower cost of credit driven by provisions for Corporate clients in the fourth quarter of 2021 and by the impact of foreign exchange variation.
- Expenses are lower in the first quarter, due to in the fourth quarter of 2021 the personnel expenses are higher, mainly those associated with variable compensation.

Itaú Argentina

- Higher margin with clients due to sale of investment in Prisma (card administrator) and higher loan spreads.
- Higher margin with the market, due to revenue from securities and derivatives as a result of the increase in interest rates.
- Lower cost of credit, due to regularization and settlement of Corporate credit.

Itaú Paraguay

- Higher margin with clients, due to higher deposit spread, driven by the increase in interest rates.
- Lower commissions and fees, mainly from credit card.
- Higher cost of credit, due to the increase in volume of NPL in the Retail segment.

Itaú Uruguay

- Higher margin with clients due to foreign exchange products and higher volume and loan spread.
- Higher margin with the market, due to foreign exchange derivatives and inflation-linked bonds.
- Lower expenses on cards and personnel expenses (variable compensation granted in the fourth quarter of 2021).

Itaú Unibanco Holding S.A. 30

Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Our capital stock is comprised of common Market Consensus (ITUB4)—03/31/22 Market Capitalization shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo Stock Sell Buy R$271 billion US$57 billion Exchange). Non-voting shares are also traded as deposit receipts (ADRs) on the New York The market capitalization is the total number of outstanding shares Sell 01 Hold 04 Buy 14 (common and non-voting shares) multiplied by the average price per Stock Exchange (NYSE). non-voting share on the last trading day of the period. Source: Bloomberg. On October 1, 2021, the takeover of XPart S.A. (“XPart”) by XP Inc. (“XP”) was approved at the general stockholders’ meetings of those companies. As a result, the shares of Itaú Unibanco and ADRs of Itaú Unibanco that were being traded with the right to receive securities of XPart will, instead, be received as (a) in the case of the majority shareholders (IUPAR and Itaúsa S.A.) and the holders of ADRs of Itaú Unibanco, Class A shares issued by XP; and (b) in the case of the other shareholders of XPart, sponsored Level I BDRs, supported by Class A shares issued by XP. Corporate Structure Chart and Free Float Participation Egydio de Souza Moreira Salles Family Non-voting Shares Free Float* Free Float Strengths of our ownership Aranha Family 100.00% Total Brazilian Investors in B3 Foreigners in NYSE 36.65% ON 63.35% ON 32% 23% ? Family ownership and control ensuring 81.90% PN 18.10% PN Cia. E. Johnston de a long-term view 66.35% Total 33.65% Total 4.8 bn Participações (number of shares) 45% team 50.00% ON Foreigners ? Professional management 33.47% Total in B3 50.00% ON ? Broad shareholder base Itaúsa 100.00% PN IUPAR Free Float* (53.14% of our shares are free floating) 66.53% Total 39.21% ON 51.71% ON 7.75% ON 0.003% PN 26.16% Total 99.62% PN ? Strong corporate governance 19.84% Total 53.14% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and volume (Non-voting Shares) (Common Shares) (ADR) Closing price at 03/31/2022 27.48 23.60 5.71 Maximum price in the quarter 28.08 24.16 3.81 Average price in the quarter 24.99 21.70 4.77 Minimum price in the quarter 21.09 19.04 3.71 Closing price at 12/31/2021 20.95 19.09 3.75 Closing price at 03/31/2021 23.06 20.42 4.09 Change in 1Q22 31.2% 23.6% 52.3% Change in the last 12 months 19.1% 15.6% 39.6% Average daily trading volume in 1Q22—million 1,004.2 23.5 226.2 Average daily trading financial volume in 12 months—million 992.1 26.4 195.1 Shareholder base and indicators 03/31/22 12/31/21 03/31/21 Number of Shares—Million 9,804 9,804 9,804 Common Shares (ON)—Million 4,958 4,958 4,958 Non-voting Shares (PN)—Million 4,846 4,846 4,846 Treasury Shares—Million 3.6 24.2 24.5 Number of Outstanding Shares—Million 9,800 9,780 9,780 Number of Shareholders 465,255 487,819 493,420 Recurring Managerial Result per Share During the Quarter (R$) 0.75 0.73 0.65 Net Income per Share During the Quarter (R$) 0.69 0.64 0.55 Book value per Share (R$) 14.73 14.78 14.35 Price/Earnings (P/E) ¹ 10.21 8.19 10.76 Price/Book value (P/B) ² 1.87 1.42 1.61 (1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 32

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the first quarter of 2022, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the first quarter of 2022 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
	Mar/31/2022			Dec/31/2021		
Total Assets	**2,183,310**	**(114,043)**	**2,069,267**	**2,166,019**	**(96,813)**	**2,069,206**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,535,549	(65,240)	1,470,309	1,543,302	(81,929)	1,461,373
(-) Provision for Expected Loss at Amortized Cost [5]	(44,388)	1,724	(42,664)	(44,146)	3,067	(41,079)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	159,757	(82,259)	77,498	164,715	(59,009)	105,706
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,824)	2,741	(83)	(2,212)	2,128	(84)
Financial Assets at Fair Value Through Profit or Loss [4]	426,797	28,732	455,529	398,659	35,510	434,169
Tax Assets [7]	65,730	(7,833)	57,897	66,314	(7,881)	58,433
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	42,689	8,092	50,781	39,387	11,301	50,688
Total Liabilities	**2,029,408**	**(123,082)**	**1,906,326**	**2,010,443**	**(105,713)**	**1,904,730**
Financial Assets at Amortized Cost [3 6]	1,657,603	(115,528)	1,542,075	1,655,042	(101,935)	1,553,107
Financial Assets at Fair Value Through Profit or Loss [4]	64,996	(462)	64,534	64,248	(769)	63,479
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	5,546	(253)	5,293	4,866	334	5,200
Provision for Insurance and Pension Plan	218,074	665	218,739	214,311	665	214,976
Provisions	20,360	-	20,360	19,593	(1)	19,592
Tax Liabilities [7]	7,805	(3,135)	4,670	9,759	(3,513)	6,246
Other Liabilities	55,024	(4,369)	50,655	42,624	(494)	42,130
Total Stockholders' Equity	**153,902**	**9,039**	**162,941**	**155,576**	**8,900**	**164,476**
Non-controlling Interests	9,509	566	10,075	11,022	590	11,612
Total Controlling Stockholders' Equity [8]	144,393	8,473	152,866	144,554	8,310	152,864

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

33

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *		
	Mar/31/2022	1st Q/22	4th Q/21	1st Q/21
BRGAAP - Values Attributable to Controlling Stockholders	**144,393**	**6,743**	**6,234**	**5,414**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	3,389	(53)	(475)	269
(b) Adjustment to Fair Value of Financial Assets	(889)	(621)	225	(374)
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	430	(1)	(1)	(1)
(d) Criteria for Write-Off of Financial Assets	2,023	102	(86)	2
(e) Financial Lease Operations	35	(9)	(10)	(12)
(f) Other adjustments	3,484	489	710	386
IFRS - Values Attributable to Controlling Stockholders	**152,866**	**6,651**	**6,596**	**5,684**
IFRS - Values Attributable to Minority Stockholders	10,075	284	434	536
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**162,941**	**6,935**	**7,030**	**6,220**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS 16 the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprises the recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS and the reversal of the Amortization of Goodwill under BRGAAP.

[9] More details in the Complete Financial Statements for the first quarter of 2022.

Itaú Unibanco Holding S.A. 34

Management Discussion & Analysis Glossary Glossary Executive Summary Operating Revenues Dividends and Interest on Own Mix of Products The sum of Managerial Financial Margin, Capital Net of Taxes Change in the composition of credit risk Commissions and Fees and Result from Corresponds to the distribution of a portion assets between periods. Insurance, Pension Plan and Premium Bonds of the profits to stockholders, paid or Operations before Retained Claims and provisioned, declared and posted in Average asset portfolio Selling Expenses. Stockholders’ Equity. Includes the portfolio of credit and private securities, net of loans more than 60 days Managerial Financial Margin Market Capitalization overdue, but excluding the effects of average The sum of the Financial Margin with Obtained by multiplying the total number of exchange rate variations during the periods. Clients and the Financial Margin with outstanding shares (common and non-voting the Market. shares) by the average price per non-voting Asset spreads share on the last trading day of the period. Variations in the spreads on credit risk assets Recurring Managerial Return on Average between periods. Equity – Annualized Tier I Capital Ratio Obtained by dividing the Recurring The sum of the Common Equity Tier I and the Annualized average rate of financial margin Managerial Result by the Average Additional Tier I Capital, divided by the Total with clients Stockholders’ Equity. The resulting amount is Risk Weighted Assets. Obtained by dividing the Financial Margin multiplied by the number of periods in the with Clients by the average daily balances of year to derive the annualized rate. The Cost of Credit spread-sensitive operations, working capital calculation bases of returns were adjusted by Composed of the Result from Loan Losses, and others. This figure is divided by the the dividends proposed after the balance Impairment and Discounts Granted. number of calendar days in the quarter and sheet closing dates, which have not yet been annualized (rising to 360) to obtain the approved at the annual Stockholders’ or annual rate. Board meetings. Recurring Managerial Return on Average Managerial Financial Margin Assets – Annualized Obtained by dividing the Recurring Financial margin with clients Credit Quality Managerial Result by the Average Assets. Consists of spread-sensitive operations, working capital and others. Spread-sensitive NPL Ratio (over 90 days) Coverage Ratio operations include: (i) the margin on assets, Calculated by dividing the balance of loans Obtained by dividing the total allowance which is the difference between the amount which have been non-performing for longer balance by the balance of operations received from loan operations and corporate than 90 days by the total loan portfolio. overdue for more than 90 days. securities and the cost of money charged by Loans overdue for more than 90 days include treasury banking, and (ii) the liabilities the total balance of transactions with at least Efficiency Ratio margin, which is the difference between the one installment more than 90 days overdue. Obtained by dividing the Non-Interest cost of funding and the amount received Expenses by the sum of Managerial Financial from treasury banking. The working capital NPL Creation Margin, Commissions and Fees, Result of margin is the interest on working capital at a The balance of loans that became more than Insurance, Pension Plan and Premium Bonds fixed interest rate. 90 days overdue during the quarter. Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Financial margin with the market Cost of Credit over Total Risk Includes treasury banking, which manages Calculated by dividing the Cost of Credit by Recurring Managerial Result per Share mismatches between assets and liabilities—the average value of the Loan Portfolio for Calculated based on the weighted average Asset and Liability Management (ALM), the last two quarters. number of outstanding shares for the period, terms, the rates of interest, foreign exchange including stock splits when they take place. and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Itaú Unibanco Holding S.A. 35

Management Discussion & Analysis Glossary Results from Insurance, Pension Plan and Premium Bonds Common Equity Tier I Activities with the Market + Corporation The sum of social capital, reserves and The Activities with the Market + Corporation Underwriting Margin retained earnings, less deductions and column presents the results of the capital The sum of earned premiums, retained claims prudential adjustments. surplus, excess subordinated debt and the and selling expenses. net balance of tax assets and liabilities. It also Additional Tier I Capital includes the financial margin with the Combined Ratio Consists of instruments of a perpetual market, the costs of Treasury operations, the The sum of retained claims, selling expenses, nature, which meet the eligibility equity pickup from companies not linked to administrative expenses, other operating requirements. each segment and our interest in Porto income and expenses, tax expenses for ISS, Seguro. PIS and COFINS and other taxes divided by Tier I Capital earned premiums. The sum of the Common Equity Tier I and the Additional Tier I Capital. Our Shares Credit Portfolio Tier II Capital Book Value per Share Consists of subordinated debt instruments Calculated by dividing the Stockholders’ Loan-to-Value with defined maturity dates that meet the Equity on the last day of the period by the Ratio of the financing amount to the value of eligibility requirements. number of outstanding shares. the underlying real estate. Total Capital The sum of the Tier I and Tier II Capital. Funding Total Risk Weighted Assets Loan Portfolio over Gross Funding Consists of the sum of the portions related Obtained by dividing Loans by Gross Funding to the credit risk exposure (RWACPAD), the (Funding from Clients, Funds from market risk capital requirement (RWAMINT) Acceptance and Issuance of Securities and the operational risk capital requirement Abroad, Borrowing and Others) at the end of (RWAOPAD). the period. Currency Results by Business Includes cash, bank deposits of institutions Segment without reserve requirements, foreign currency deposits in Brazil, foreign currency Retail Business deposits abroad, and cash and cash Consists of the offering of banking products equivalents denominated in foreign currency. and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, Capital, Liquidity and mortgage loans, insurance, pension plan and Market Indicators premium bond products, and acquiring services, among others. Value at Risk (VaR) Wholesale Business A statistical metric that quantifies the Covers the activities of Itaú BBA, the unit potential economic loss to be expected in responsible for commercial operations with normal market conditions. The consolidated large companies and for investment banking VaR of Itaú Unibanco is calculated based on a services, the activities of our units abroad, Historical Simulation of the bank’s total and the products and services offered to exposure to market risk, at a confidence level high-net worth clients (Private Banking), of 99%, a historical period of four years (1000 middle market companies and institutional business days) and a holding period of one clients. day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive. Itaú Unibanco Holding S.A. 36

Itaú Unibanco Holding S.A. 37

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1Q 22 Complete financial statements in BRGAAP March 31, 2022

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Management Report 1Q22 Recurring managerial ROE income Recurring managerial R$ 7.4 bn 20.4% Composition of recurring Non-interest managerial income expense per business 2.9 % R$ 12.8 bn VS. 1Q21 Credit 37% Capital Surplus 1% & Trading Number of shareholders 7,361 in thousands Total 62% Services & Insurance 493 465 349 in millions of Reais 1Q20 1Q21 1Q22 +13.9% Credit portfolio1 +15.0% in billions of Reais 1,032.2 906.4 347.4 Individuals 788.3 261.3 156.0 Very Small, Small and Middle 238.1 128.3 Market Companies 104.5 279.0 Large Companies 327.4 250.2 237.8 201.5 Latin America 195.6 1Q20 1Q21 1Q22 (1) Includes financial guarantees provided and corporate securities

Dear reader We began 2022 at an accelerated pace on our cultural and digital journey of transformation. Our view of customer centricity and digital transformation, both of which emphasized by our Phygital and Omnichannel approach, have taught us lessons and shown us much more clearly the behavior and needs of our customers, which benefits our ability to innovate with new products, services and processes, in addition to a more personalized and less bureaucratic contracting process. This quarter, we acquired 5.7 million clients through digital channels, growth of 55% compared to the first quarter of 2021. In addition, 66.1% of the transactions were digital. Our Phygital and Omnichannel strategy has proven to be the right one, as the customer satisfaction metrics show. In the 1st quarter of 2022, the transaction Net Promoter Score (NPS) of the physical branches remained at a high level, reaching 81 points. The level of customer satisfaction with the digital branches is also being measured and, in this case, it stood at 79 points at the end of March 2022. The agenda of Iti, our digital bank, continues to be one of our priorities. In the 1st quarter of 2022, we attracted 2.1 million customers, making a total of 16.7 million customers. We have products in the testing phase, and over the months ahead these will be incorporated into this platform. With the presence of innovation in our day-to-day operations, we are ready for the challenges ahead. In this new year, we will continue to push ahead with our transformations and learning processes. Innovating day after day to provide the best products and services to our main target: the customer. After all, such deep structural and cultural transformations are neither easy nor quick, especially in a company of our size, but the learning process we have accrued over recent years has prepared us for this. Launch in São Paulo of our first Investment Center Located at number 3355 Avenida Brigadeiro Faria Lima, we have launched our first Investment Center: a concept space dedicated to offering a differentiated experience to customers looking for personalized advisory from our certified investment specialists, or other financial needs. Furthermore, the Investment Center will be content production center where we will share information with our customers, via talks and chat groups, about the most burning issues of the moment. We have launched two innovative products for the investment market • Polaris: The first multi-manager alternative investment fund in Brazil, with a duration of 14 years, where the emphasis is on long-term capital gains through investment allocations which may include Private Equity, Venture Capital, Special Situations (structured credit), Real Estate, Private Debt, Infrastructure and Natural Resources • COE* Autocall Metaverso: This is the first investment product focused on companies associated with the metaverse, the new shared, interactive environment that combines both the real and the virtual worlds. * Structured Operations Certificat 42

Rede announces Brazil’s first digital portfolio of tax receipts Rede has announced the first digital portfolio on the Brazilian market that enables all tax receipts received to be stored and organized. Cupom Verde (Green Receipts) is an innovative, efficient and easily integrated solution that replaces printed tax receipts with digital ones, encouraging active participation by retailers and consumers in environmental conservation. All it takes is to download the new Cupom Verde application. For every tree preserved, another will be planted, equivalent, on average, to 70,000 tax receipts stored on the app. iPhone pra Sempre (iPhone Forever) has already passed the R$ 1 billion mark! the largest This is more than R$ 92 million in new revenue for the bank in a vendor in Brazil win-win relationship with the customer (NPS > 90), as well as our at the launch customers’ engagement and loyalty forever! of iPhone 13 impact high impact on engagement and customer loyalty _reduction of 60% in churn (IPS customer 0.9% vs 2.2% control group) _increase of 500 bps in Share of Wallet _increase of 1000 bps in use of Wallets (Apple Pay) _increase of 700 bps in loyal customers sales record! revenue customers + 1 bn + 92 MM + 125,000 in sales in new fee income for the bank customers in the program With the gamer universe in mind, we have created two new financial solutions Players Bank: our new financial services offering was jointly created with leading experts in the games and e-Sports scenario in Brazil. The benefits of the free digital account include balances that automatically yield 100% of the CDI rate, unlimited PIX transfers, and a perennially annuity-free credit card free with the possibility of issuing a virtual version immediately following approval, personalizing the plastic with skins of the gamer universe. A credit line for purchasing laptop and desktop computers in a partnership between Itaú Parcela Fácil and the NAVE site (specializing in high-performance electronic products) with special installment plan conditions on purchases of big-ticket items. 43

We have acquired a 30% equity holding in the Uruguayan fintechs Prex and Paigo This is yet another long-term strategic investment defined as part of our expansion, digitalization and innovation perspective. Prex provides financial services to more than 1 million customers distributed in Uruguay, Argentina and Peru. It allows customers to make local and international purchases, transfers, payments for services, request personal loans and access tools for managing their personal finances. For its part, Paigo offers digital financial services to non-bankarized private individuals and businesses. We are committed to being the leaders in the digital transformation of the banking industry, and this acquisition will further cement our innovation ecosystem focused on the region. The closure of this deal still depends on approval from the central banks of Brazil and Uruguay, and it is expected to be concluded in the second half of 2022. Tag Itaú reaches 500,000 users Launched at the end of 2021 as a partnership between Itaú Unibanco and ConectCar, the Tag Itaú, a solution for automatic toll gate passage and monthly fee-free parking, has reached the milestone of 500,000 customers in just over three months. Following the launch between October and December, activations of ConectCar tags by new Itaú Unibanco clients rose almost seven-fold in comparison with the quarter preceding the announcement of the product. We estimate that the growth in results will continue during 2022, as there are still huge opportunities for expanding the service, since approximately only 10% of the vehicles in Brazil use the automated straight-through service according to recent data collated by ConectCar. In addition, all our customers will be entitled to exemption from the month fee for this service. In February, we announced the voluntary severance program (PDV) The program covers a restricted group of eligible employees and is intended to give those interested in leaving the bank the opportunity of a transition to a secure career. To adhere to the program, employees must satisfy one or more criteria, such as being absent for a period exceeding 30 days, be over the age of 60 or hold positions in certain areas whose structure is to be adapted to market reality Adherence to the PDV program is entirely voluntary and will offer package deals that include payment of additional wages and the retention of some benefits for a certain period. Adherence for those eligible for the PDV program began at the end of March 2022. Once the adherence period ends, the financial impacts and the number of employees who have adhered to the PDV program will be disclosed to the market. 44

We have announced our new Diversity Objectives Diversity has always been one of our key focus points, and we have also sought to expand our stance based on the pillars of gender and race, the idea is to increase the presence of women in leadership positions, as well as the representativeness of black people at all levels of the organization. By 2025, it is our plan to expand the number of women in leadership positions (from managerial lev upwards) to 35%—40%—in December 2021, they represented 33%—and to augment the presence of black people at all levels of positions, including leadership, to 27%—30%—they represented 24.4% of headcount in December 2021. Payment of interest on capital On February 10, 2022, the Board of Directors approved the payment of interest on capital of R$ 0.013660 per share, retaining 15% withholding tax at source, resulting in net interest of R$ 0.011611 per share, excluding from this withholding tax those legal entity shareholders provenly excused or exempt. The shareholders were paid on March 11, 2022, based on their final shareholding position on February 21, 2022, with their shares traded “ex-rights” commencing February 22, 2022. In case of doubts, access www.itau.com.br/relacoes-com-investidores and follow the path: investor services> contact IR> IR services. Prizes and Recognitions LinkedIn Top Companies in British magazine Global Finance Brazil 2022 Award award For the fourth consecutive year, we are at We were recognized in the category the top of the list of the LinkedIn Top “Best Equity Bank LATAM” by the Proud to be the magazine at its annual awards event for #1 company on Companies. We are the best company for Linkedin Top banks that stand out most in the Companies 2022 professional development in Brazil in 2022. For us, this is confirmation that we are investment market. going in the right direction as a company that provides opportunities, while investing in and recognizing true talent. 45

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business We present below the key indicators comprising our results: In R$ billions 1Q22 1Q21 Variation Income information Operating Revenues 1 33.0 29.6 11.7% Managerial Financial Margin 21.0 18.6 12.9% Financial Margin with Clients 20.0 16.2 23.9% Financial Margin with the Market 1.0 2.5 -59.1% Commissions and Fees2 9.8 9.1 7.2% Revenues from Insurance, Pension Plans and Premium Bonds 2.2 1.8 21.2% before Retained Claims and Selling Expenses Cost of Credit (7.0) (4.1) 69.5% Non-interest Expenses (12.8) (12.4) 2.9% Recurring Managerial Income 7.4 6.4 15.0% Net Income 6.7 5.4 24.6% Recurring Managerial Return on 3 20.4% 18.5% 190 bps Annualized Average Equity 03/31/2022 03/31/2021 Variation Balance Sheet information Total Assets 2,183.3 2,128.4 2.6% Total Loan Portfolio4 1,032.2 906.4 13.9% NPL Ratio (90 days) 2.6% 2.3% 30 bps Tier 1 Capital 12.5% 13.0% -50 bps 1Q22 1Q21 Variation Shares Weighted Average Number of Outstanding Shares – in millions 9,794 9,769 0.3% Net Income per Share—Basic—R$ 0.69 0.55 24.2% Book Value per Share—R$ (Outstanding on 03/31) 14.7 14.4 2.7% 1Q22 1Q21 Variation Others (1) Fonte: Banco Central do Brasil Branches 4,215 4,334 -2.7% Physical and Client Service Branches (CSBs) 3,900 4,139 -5.8% Digital Branches 315 195 61.5% Employees (in thousands) 100.6 97.1 3.6% Brazil 88.3 84.4 4.6% Abroad 12.3 12.7 -3.1% (1) Commissions and Fees and the Revenues from Insurance Transactions and Private Pensions before Retained Claims and Sales Expenses, net of Reinsurance. (2)Disregarding the result of XP Inc. in 1Q21. (3) The return is calculated by dividing the Recurring Managerial Income by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (4) Total loan portfolio includes Financial Guarantees Provided and Bonds and Corporate Securities. 46

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the first quarter of 2022 in relation to the same period of 2021, unless otherwise indicated. In the first quarter of 2022, our net income stood at R$ 6.7 billion, up by 24.6% over the same period of the previous year. After adjusting for exceptional items, our recurring managerial result came to R$ 7.4 billion, an increase of 15.0% over the same period of the previous year. The recurring managerial return on average equity was 20.4%. The highlight was growth de 13.9% in the total credit portfolio. We give below the growth of the portfolios in the main segments: • 32.9% for individuals; • 21.6% in very small, small and middle market companies in Brazil; • 17.4% in large companies in Brazil; • reduction of 15.3% in Latin America and growth of 8.1% after stripping out the impact of exchange rate variance in the period; In comparison with the first quarter of 2021, we saw growth of 15.1% in credit origination in Brazil, namely: • 4.9% for private individuals, the highlight was the production in the personal loans and vehicle finance portfolios. • growth of 42.1% for very small, small and middle market companies; and • growth of 8.0% for large companies The positive effect of the growth in the portfolio, combined with the gradual change in the portfolio mix to retail sector-related loans, resulted in growth of 23.9% in net interest margin with customers. Worthy of note is the growth observed in credit lines like credit card financing, overdraft accounts and personal loans, products with better spreads. In addition, higher interest rates had a positive effect on the return on our own working capital and for the liabilities margin. These positive effects were partially offset by lower spreads on credit products. In the opposite direction, we had a reduction in the net interest margin with the market and an increase in the cost of credit, the latter related to the expansion of the retail bank credit portfolio in Brazil. Fee income from services and insurance grew by 5.1% for the year, also factoring in the results of XP Inc. in the first quarter of 2021. If we strip out the result of XP Inc. growth would have been 9.6%. The increase in services arose from higher revenue in credit card business, both issuance and acquiring. In addition, we saw an increase of 24.1% in the result from insurance, associated with the positive growth in earned premiums and savings bond revenues. Non-recurring interest expense rose by 3.8% in Brazil, even with accumulated inflation of 11.3% in the period. It is worth pointing out that we continue to invest in technology and in our business, and our efficiency program has made a decisive contribution to this performance. 47

The Tier 1 Capital Ratio measures the ratio of the bank's capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events

By managing our capital we aim to optimize how we invest our shareholders' resources while ensuring the bank's solidness.

We present below the main events that affected our ratio in the first quarter of 2022:

Tier I Capital Ratio



13.0%
1.7%
11.3%
Dec/21
0.5%
Net income in the quarter and interest on Own Capital
-0.5%
Risk weighted Assets¹
-0.2%
Acquisition Itaú Copbanca Colômbia, Voluntary Severance Program and others
-0.3%
Additional Tier I Capital (AT1) exchange variation
12.5%
1.4%
11.1%
Mar/22
Common Equity Tier I (CET I)
Additional Tier (AT1)

As of March 31, 2022, our Tier I Capital ratio reached 12.5%, 3.5 p.p. above the regulatory minimum level with additional core capital (9.0%). Our Tier I Capital comprises 11.1% of Common Equity Tier I and 1.4% of Additional Tier I[2].

(1) Excluding the exchange rate variation for the period. (2) represented by perpetual subordinated debt instruments with call options. The decision to exercise these calls will be taken on an economic basis also considering other factors such as (i) capitalization level; (ii) refinance cost of a new instruments; and (iii) interest rate dynamics, market's depth and volatility.

The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad.

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 2.5% in the average daily trading volume since 1Q20.

Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)



+2.5%
B3 (ON+PN)
NYSE (ADR)
2,148
1,180
968
1Q20
2,436
1,193
1,243
1Q21
2,202
1,028
1,174
1Q22

48

Additionally, our shares end the period quoted at R$ 27.48 (ITUB4 – preferred shares) and R$ 23.60 (ITUB3 – common shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008. 613 346 314 322 224 100 oct-08 mar-09 mar-10 mar-11 mar-12 mar-13 mar-14 mar-15 mar-16 mar-17 mar-18 mar-19 mar-20 mar -21 mar-22 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Ibovespa Us Dollar Subsequent events Techfin: a partnership between Itaú Unibanco and TOTVS On 04/12/2022, we have entered into an agreement with TOTVS S.A. (“TOTVS”) to create a joint venture (“JV”) provisionally known as TOTVS TECHFIN S.A. (“TECHFIN”), whose objectives are the distribution and expansion of financial services integrated into the TOTVS management systems based on intensive use of data, intended for corporate clients and the entire supply chain, customers and employees. The agreement states that before the operation is consummated, TOTVS will contribute assets from its current TECHFIN operation to the company in which Itaú Unibanco will hold 50% of the equity, and each shareholder will be entitled to nominate half of the members of the Board of Directors and the Executive Board. For our equity stake we will pay TOTVS R$ 610 million and, as an earnout, we will pay up to R$ 450 million after 5 years subject to attainment of targets aligned with growth and performance objectives. In addition, we will contribute our commitment to provide funding for the current and future operations, credit expertise and the development of new products at TECHFIN. The partnership creates a company that will combine technology and financial solutions, while adding the supplementary expertise of the shareholders to offer corporate clients, in an agile and integrated manner, the best experience in contracting products directly on the platforms already provided by TOTVS. Bringing together the capabilities of Itaú Unibanco and TOTVS will also enable the new company to exploit opportunities in a personalized and contextualized manner, anticipating customers’ needs in such a way as to fully reflect the strategy and advance of Open Finance for companies. In addition, the partnership enhances the position of Itaú Unibanco and TOTVS at the head of the digital transformation and evolution of the financial sector. The conclusion of this transaction is subject to approval by the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil (BACEN). We have raised R$ 1 billion in Green Bonds with the IFC On 04/13/2022, we have raised R$ 1 billion in Green Bonds on the local market with the International Finance Corporation (IFC), a member of the World Bank Group. This is the first green bond transaction of Itaú and the first time that the IFC has used this instrument in Brazil. 49

The proceeds will be used to support the financing of electric, hybrid and multi-fuel vehicles with the aim of leveraging the low-carbon economy and promoting the segment of low GHG-emission vehicles in Brazil. This funding strengthens our commitment to support our customers’ climate transition while fostering a more sustainable economy. Between August 2019 and December 2021, we allocated R$ 170 billion to financing positive impact sectors and ESG products and operations. The target is to reach R$ 400 billion by 2025. At the end of last year, Itaú joined the Net-Zero Banking Alliance (NZBA), a global alliance headed up by the United Nations Organization (UNO), under which it has committed to reduce emissions by 50% by 2030 and to become carbon-neutral by 2050. Second acquisition of XP Inc The original agreement provides for the acquisition of an additional equity holding in XP Inc. in 2022 by Itaú Unibanco Holding, representing an 11.36% holding in the equity of XP Inc., for approximately R$ 8.0 billion, which was approved by the Central Bank and the regulatory authorities overseas, the final approval having been obtained on April 13, 2022. The acquisition became effective on April 29, 2022. We have acquired a minority interest in Orbia, expanding our presence in agribusiness On 04/18/2022, we have reached an agreement to acquire for cash 12.82% of the capital stock of Rede Agro Fidelidade e Intermediaçăo S.A. (“Orbia”), in which Bayer S.A., Yara Brazil Fertilizantes S.A. and Bravium Comércio Ltda. are already shareholders. Orbia is a platform that offers farmers an all-in digital solution, from planting to the commercialization of commodities. It is currently Brazil’s largest agribusiness marketplace, the highlights being inputs and other agricultural services. Launched at the end of 2019, the company exceeded R$ 200 million in sales in its first year of operations and posted R$ 902 million the following year, in 2021. For 2022, the prospect is for growth, reaching R$ 3 billion in sales. We have issued our first green bond in the international market through a private placement Amounting to US$ 62.5 million and with a 3-year term, it was issued on April 14th, 2022. The proceeds must be channeled to green transactions in accordance with the categories described in the Bank’s Sustainability Finance Framework. Acknowledgements We wish to thank our employees who, in the face of a crisis, are responding to the call and are committed to keeping our operations functioning, enabling us to continue to achieve solid results. We wish to thank our clients and shareholders for their understanding, interest and trust that drives us to always do better. (Approved at the Meeting of the Board of Directors on April 28, 2022). 50

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to March 2022, we hired from the independent auditors the amount of R$ 65,162 thousand, of which R$ 61,042 thousand correspond to audit services of the financial statements. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: • Audit Related Services: January 03, February 04, 22 and 24 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and appraisal reports at book value. – R$ 3,341 thousand (5.5% of the external audit fees). • Tax Servicers: January 10 and 25 and February 24 – Review of the calculations and tax settlement and compliance with tax regulations. – R$ 779 thousand (1,3% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non audit-related services described above does not affect either the independence or the objectivity in conducting the examinations of the financial statements at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to March 2022, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB).The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/investor-relations > Results and Reports > Results Center. 51

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. S. A.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) BOARD OF DIRECTORS BOARD OF EXECUTIVE OFFICERS Co-Chairmen Chief Executive Officer and Member of the Executive Committee 01/01 to 01/01 to Pedro Moreira Salles Milton Maluhy Filho Note 03/31/2022 03/31/2021 Roberto Egydio Setubal Consolidated net income Officers and Members of the Executive Committee 7,032 5,862 Financial Vice President asseis ai available for sale Alexandre Grossmann Zancani 46 (1,506) Change Ricardo in Villela fair value Marino Alexsandro Broedel Lopes (752) (3,137) Tax effect André Luís Teixeira Rodrigues 410 1,369 Members (Gains) / lasses transferred to incarne statement André Sapoznik 706 477 Alfredo Egydio Setubal Carlos Fernando Rossi Constantini Tax effect (318) (215) Ana Lúcia de Matlos Barretto Villela Flavio Augusto Aguiar de Souza Hedge (60) (393) Candido Botelho Bracher Leila Cristiane Barboza Braga de Melo Cash flow hedge 5fV (336) 639 Fábio Change Colletti in fair Barbosa value Matias Granata (581) 1,210 Frederico Tax effect Trajano Inácio Rodrigues Pedro Paulo Giubbina Lorenzini 245 (571) João Moreira Salles Ricardo Ribeiro Mandacaru Guerra Hedge Marco of Ambrogio nel investmenl Crespi Bonomi in foreign operation Sergio Guillinet Fajerman 5fV 276 (1,032) Maria Change Helena in fair dos value Santos Fernandes de Santana 544 (1,973) Tax effect (268) 941 Pedro Luiz Bodin de Moraes Remeasurements of liabililies for post-employmenl benefits < 1l Officers (4) 2 Remeasuremenls 19 (5) 2 Adriano Cabral Volpini AUDIT Tax effect COMMITTEE Álvaro Felipe Rizzi Rodrigues 1 Foreign Chairman exchange variation in fore ign investments Andre Balestrin Cestare (4,281) 1,382 Total Gustavo other Jorge comprehensive Laboissiere Loyola income Daniel Sposito Pastore (4,299) (515) Total comprehensive income Emerson Macedo Bortoloto 2,733 5,347 Members Comprehensive income attributable to the owners of the parent company José Geraldo Franco Ortiz Júnior 2,444 4,899 Comprehensive Alexandre de Barros income attributable to non-controlling interests José Virgílio Vila Neto 289 448 1) Amounts Luciana that Pires will Dias not be subsequently reclassified to incarne. Luciana Nicola Schneider otavio Yazbek Paulo Sergio Miron The accompanying notes are an integral part of these financial statements. Ricardo Baldin Renato Barbosa do Nascimento Rogério Carvalho Braga Renato da Silva Carvalho Renato Lulia Jacob (1> Tatiana Grecco Teresa Cristina Athayde Marcondes Fontes FISCAL COUNCIL Chairman José Caruso Cruz Henriques Members Alkimar Ribeiro Moura Artemio Bertholini 1) Group Head of lnvesto r Relations and Market lntelligence Accountant Arnaldo Alves dos Santos CRC 1SP210058/0-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 52

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING S.A. S.A. Consolidated Chief Executive Statement Officer of Comprehensive and Member of lncome the Executive Committee (lnMilton millions Maluhy of reais) Filho Officers (continued) Officers and Members of the Executive Committee F e lipe Weil W ilberg Alexa ndre G rossmann Zancani F ernan do Della Torre C h agas 01/01 to 01/01 to Note Alexsandro Broedel Lopes F ernando Kon topp de Oliveira 03/31/2022 03/31/2021 A n dré Luís T e ixe ira Rodrigues F ernando Silva Dias de C a stro < 3 > Consolidated net income 7,032 5,862 A n dré Sapoznik F lavio Ribeiro lglesias Financial Carlos asseis Fernando ai available Ross i for Constantini sale F rancis= V ie ira Cordeiro Neto 46 (1,506) Change Flávio in Aug fairu value s to Aguiar de Souza Gabriel G uedes P in to Teixeira (752) (3,137) L eila Cristia n e Ba rboza B raga de M e lo Gabriela Rodrigues Ferreira Tax effect 410 1,369 (Gains) Matias / lasses Granata transferred to incarne statement Guilherme Pessini Carvalho 706 477 P edro P au lo Giubbina Lorenzin; <1 > Guilherme Luiz Bressan e Gomes Tax effect (318) (215) R icardo R ibeiro Mandacaru Guerra Gust avo And res Hedge Sergio Guillinet Fajerman <1 > Gustavo Trovis= Lopes (60) (393) Cash flow hedge Joao Carlos do Amaral 5fV dos Santos (336) 639 Officers Joao Filipe Fern andes da Costa Araujo Change in fair value (581) 1,210 Adriana Ma ria dos Sa ntos José de Castro Araújo Rudge Filho Adriano Tax effect Ca bral Volpini José Geraldo Fran= Ortiz Junior 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) A d riano Maciel Pedroti José V irg ílio Vita Neto Adriano Change Tch in fair e n value C ardoso Alves La ila Regina de O liveira Pena de Antonio 544 (1,973) Alessandro Tax effect Anastasi L eandro Roberto Dominiquini (268) 941 Alexandre B orin Ribeiro L eon Gottlieb Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Á lvaro de Alvarenga Freire Pimentel Lineu Carlos Ferraz de A ndrade Remeasuremenls Á lvaro Felipe R izzi Rodrigues Lu c iana Nicola Schneider 19 (5) 2 Tax effect 1 Andre B alestrin Cesta re Lu ís Eduardo Gross Siqueira Cu nha Foreign André exchange Henrique variation Caldeira in fore Daré ign investments L u ís Fernando Staub (4,281) 1,382 Total André other M comprehensive a urício Geraldes income Ma rt ins Lu iz Felipe Monteiro Arcu ri Trevisan (4,299) (515) A n drea Carpes Blan= Marcelo Bevilacqua Gambarini Total comprehensive income 2,733 5,347 Atilio Luiz Magila Albiero Junior Márcio Luís Domingues da Silva Comprehensive B adi Maani Sha income ikh zad attributable e h to the owners of the parent company Marcos Alexandre Pina Cavag n oli 2,444 4,899 Comprehensive B eatriz Couto Delle income v e d attributable ove Bernardi to non-controlling < 2 > interests Mário Lúcio Gurgel Pires 289 448 1) Bruno Amounts Bia thatn will chi not be subsequently reclassified to incarne. Mario Magalhães Carva lho Mesquita The B runo accompanying Machado notes Ferreira are an integral part of these financial statements. Mário Newton Nazareth Miguel Carlos Augusto Sa la monde Milena de C a stilho L efon Martins Carlos Eduardo de Almeida Mazzei Moisés Joao do Nascimento Carlos Eduardo Mori Peyser Pa ula Magalhaes Cardoso Neves Carlos Henrique Donegá Aida r Pedro Ba rros Barreto Fernandes Carlos O restes V anzo R afael Bastos Heringer Carlos Rodrigo Formigari Renata Crist ina de Oliveira Cintia Carbon ieri Fleury de Camargo Renato Cesar Ma n s ur Claudio César Sanches R enato da Silva Carva lho Cláudio José Co utinho Arromatte R enato G iong o Vichi Cristia n o Guimarães Duarte Renato Lulia Jacob D an ie l Nascimento Goretti R icardo Nuno Delgado Gonçalves D an ie l Sposito Pa s t ore Rita Rodrigues Ferreira Carvalho Eduardo C a rdoso Armonia R od nei Bernardino de Souza Ed uardo C orsetti R od rigo Jorge Dantas de Oliveira Eduardo Coutinho de Oliveira Amorim Rodrigo Rodrigues Ba ia Eduardo Nogueira Domeque R ogerio Vasco n celos Costa Eduardo Queiroz Tracanella Rubens Fogli Netto Eric André Altafim Sandra Crist ina Mischiatti La n ce llotti Estevao Ca rcioffi L azanha Tatiana Grec= F á bio Bruggioni < 2 > Teresa C ristin a Athayde Marcondes Fontes Fábio Napoli Thales Ferreira S ilva Fabio Rodrigo Villa Thiago Luiz Charnet Ellero Felipe d e Sou za Wey Valéria Aparecida M a rretto F elipe Sampaio Nabu= Wagner Bettini Sanches 1 ) Resigned from office on Ap ril 1 , 2 022 . 2 ) Elected a t lhe E SM of January 27, 2022, awa iting registration w it h JUCESP (Board of Trade of th e State of São Pau lo) . 3 ) Elected at the ESM of February 14, 2022, awa itin g r egistration w ith JU CESP (Board of Trade of th e State of São Pau lo) . Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 53

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. S. A. A. Consolidated Consolidated Balance Statement Sheet of Comprehensive lncome (ln (ln mil/ians millions of of reais) reais) Assets Note 03/31/2022 12/31/2021 Current and Non-current assets Note 01/012,155,198 to 01/01 2,136,498 to 03/31/2022 03/31/2021 Cash 42,722 44,512 Consolidated net income 7,032 5,862 lnterbank investments 2cIV,4 243,140 243,916 Financial asseis ai available for sale 46 (1,506) Money markel 167 ,300 166,931 Change in fair value (752) (3,137) Tax Money effect markel and lnlerbank deposils- asseis guaranteeing lechnical provisions 8b 1,827 410 1,369 1,524 (Gains) 1nlerbank / lasses deposils transferred to incarne statement 64 706 ,013 69 ,661 477 Tax Volunlary effect inveslmenls wilh lhe Central Bank of Brazil (318 10,000 ) 5,800 (215) Hedge Securities and derivative financial instruments 2c V, 2c VI, 5 726,362 (60) 706,306 (393) Cash Own flow portfolio hedge 5fV 232,851 (336) 247,666 639 Subject Change to in repurchase fair value commitments 115,632 (581) 104,941 1,210 Pledged in guarantee 53 ,703 29,102 Tax effect 245 (571) Securities under resale agreements with free movement 33 ,251 39 ,941 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Deposited wilh lhe Central Bank of Brazil 6 5 Change in fair value 544 (1,973) Derivative financial inslruments 72 ,023 68 ,856 Tax effect (268) 941 Asseis guaranteeing liabililies technical for provisions benefits 1 8b 218,896 215,795 Remeasurements of post-employmenl < l (4) 2 lnterbank Remeasuremenls accounts 19 159,887 (5) 160,354 2 Pending seltlemenl 58 ,473 55 ,727 Tax effect 1 Central Bank of Brazil deposils 101 ,395 104,592 Foreign exchange variation in fore ign investments (4,281) 1,382 Nalional Housing Syslem (SFH) 7 21 Total Correspondents other comprehensive income (4,299) 12 (515) 14 Total lnterbranch comprehensive accounts income 2,733 247 5,347 369 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Loan, lease and other credit operations 6 771,073 774,927 Comprehensive income attributable to non-controlling interests 289 448 Operations with credit granting characteristics 2cVII 815 ,461 819 ,074 1) Amounts that will not be subsequently reclassified to incarne. (Provision for Loan Losses) 2cVIII (44 ,388) (44 ,147) The accompanying notes are an integral part of these financial statements. Other receivables 207,982 202,661 Currenl tax asseis 7,297 8,513 Deferred tax asseis 11 b 1 58 ,673 58 ,307 Sundry 10a 142 ,012 135,841 Other assets 2clX 3,785 3,453 Asseis held for sale 700 728 (Valualion allowance) (326) (356) Uneamed reinsurance premiums 11 10 Prepaid expenses 2c IX, 10c 3,400 3,071 Permanent assets 28,112 29,521 lnvestments 2cX 5,422 6,676 Associates and joint ventures 5,274 6,346 other investments 155 538 (Allowance for losses) (7) (208) Real estate 2c XI, 13 6,315 6,417 Fixed asseis 4,657 4,587 Olher fixed asseis 16,196 16,239 (Accumulated depreciation) (14 ,538) (1 4,409) Goodwill and lntangible assets 2c XII, 2c XIII, 14 16,375 16,428 Goodwill 722 793 lntangible asseis 35 ,475 35 ,204 (Accumulated amortization) (19,822) (19,569) Total assets 2,183,310 2,166,019 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 54

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING 5. S. A.A. Consolidated Consolidated Balance Statement Sheet of Comprehensive lncome (ln (ln milfions millions of of reais) reais) Liabilities and stockholders’ equity Note 03/31/2022 12/31/2021 01/01 to 01/01 to Current and Non-current liabilities Note 03/31/2022 2,029,408 03/31/2021 2,010,443 Deposits 2clV, 7b 807,043 850,372 Consolidated Demand deposrts net income 7,032 147,815 158,116 5,862 Financial Savings asseis deposits ai available for sale 183,880 46 190,601 (1,506) Change lnterbank in deposits fair value (752 3,914 ) (3,137) 3,776 Tax Time effect deposits 470 410 ,231 497 1,369 ,051 (Gains) Other deposrts / lasses transferred to incarne statement 706 1,203 477 828 Deposits Tax effect received under securities repurchase agreements 2clV, 7c 278,295 (318) 271,051 (215) Own portfolio 113,642 102,666 Hedge (60) (393) Third-party portfolio 123,934 115,511 Cash flow hedge 5fV (336) 639 Free portfolio 40 ,719 52 ,874 Change in fair value (581) 1,210 Funds from acceptances and issuance of securities 2clV, 7d 172,058 143,138 Tax effect 245 (571) Hedge Real estale, of nel mortgage, investmenl credit in foreign and similar operation notes 5fV 110,383 276 (1,032) 79 ,421 Foreign loans through securities 60 ,286 62 ,960 Change in fair value 544 (1,973) Funding from structured operations certificates 1,389 757 lnterbank Tax effect accounts (268) 71,866 64,307 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Pending settlement 69 ,683 64 ,011 Remeasuremenls 19 (5) 2 Correspondents 2,183 296 Tax effect 1 lnterbranch accounts 12,242 8,992 Foreign Third-party exchange funds variation in transit in fore ign investments (4,281) 1,382 12,128 8,991 Total Internai other transfer comprehensive of funds income (4,299) 114 (515) Total Borrowing comprehensive and onlending income 2clV, 7e 107,890 2,733 97,005 5,347 Comprehensive Borrowing income attributable to the owners of the parent company 2,444 97 ,355 86 4,899 ,229 Comprehensive Onlending income attributable to non-controlling interests 10,535 289 10,776 448 1)Derivative Amounts that financial will not be instruments subsequently reclassified to incarne. 2c VI, 5f 64,663 63,969 The Technical accompanying provision notes for are insurance, an integral pension part of these plan financial and premium statements. bonds 2c XV, 8a 221,308 217,558 Allowance for financial guarantees provided and loan commitments 6c 5,452 4,784 Provisions 9b 16,948 16,240 Other liabilities 271,643 273,027 Current tax liabilities 2cXVI, 2cXVIII, 11c 7,633 10,206 Deferred tax liabilities 11 b 11 3,584 2,904 Subordinated debt 7f 61 ,906 75 ,036 Sundry 10d 198,520 184,881 Total stockholders’ equity of controlling shareholders 15 144,393 144,554 Capital 90 ,729 90 ,729 Capital reserves 1,912 2,247 Revenue reserves 61 ,082 57 ,058 Other comprehensive incarne 2c V, 2c VI (9 ,251 ) (4,952) (Treasury shares) (79) (528) Non-controlling interests 15e 9,509 11 ,022 Total stockholders’ equity 153,902 155,576 Total liabilities and stockholders’ equity 2,183,310 2,166,019 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 55

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. S.A. A. Consolidated Consolidated Statement Statement of of lncome Comprehensive lncome (ln (ln mil/ians millions of of reais, reais) except for number of shares and earnings per share information) 01/01 to 01/01 to Note Note 01/01 03/31/2022 to 03/31/2021 01/01 to lncome related to financial operations 03/31/2022 28,826 03/31/2021 38,465 Consolidated Loan, lease and net othercredit income operations 22 7,032 ,139 20,963 5,862 Financial asseis ai available for sale 46 (1,506) Securities and derivative financial instruments (1 ,349) 17,518 Change in fair value (752) (3,137) Financial incarne related to insurance, pension plan and premium bonds operations 5,998 (333) Tax effect 410 1,369 Foreign exchange operations 12 (104) (Gains) / lasses transferred to incarne statement 706 477 Compulsory deposits 2,026 421 Expenses Tax effect related to financial operations (8,663) (318) (22,375) (215) Hedge Money market (11 (60 ,822) ) (12,739) (393) Financial expenses on technical provisions for insurance, pension plan and premium bonds (5 ,936) 333 Cash flow hedge 5fV (336) 639 Borrowing and onlending 9,095 (9,969) Change in fair value (581) 1,210 lncome related to financial operations before loan losses 20,163 16,090 Result Tax of effect provision for loan losses 6 (6,353) 245 (2,396) (571) Ex Hedge penses of nel for provision investmenl for in loan foreign losses operation 5fV (6 ,923) 276 (1,032) (3,144) Incarne Change related in fair to value recovery of credits written off as loss 544 570 (1,973) 748 Gross Tax income effect related to financial operations 13,810 (268) 13,694 941 Other operating revenues / (expenses) (5,199) (5,778) Remeasurements Commissions and of banking liabililies fees for post-employmenl benefits < 1l 10e 11 ,132 (4) 9,959 2 Result Remeasuremenls from insurance, pension plan and premium bonds operations 19 1,037 (5) 825 2 Tax Personnel effect expenses 10f (6,986) 1 (6,232) Other administrative expenses 10g (5,223) (5,156) Foreign exchange variation in fore ign investments (4,281) 1,382 Provision expenses 9b (1 ,150) (1,371) Total other comprehensive income (4,299) (515) Provision for lawsuits civil (170) (183) Total Provison comprehensive for labor claims income 2,733 (752) (1,142) 5,347 Comprehensive Provison for tax income and social attributable security obligations to the owners of the parent company 2,444 (13) 4,899 1 Other risks (215) (47) Comprehensive income attributable to non-controlling interests 289 448 1)Tax Amounts expenses that will not be subsequently reclassified to incarne. 2cXVIII , 11a li (2,450) (1,674) The Equity accompanying in earnings notes of associates, are an integral joint part ventures of these and financial other statements. investments 153 498 Other operating revenues 1,428 563 Other operating expenses 10h (3 ,140) (3,190) Operating income 8,611 7,916 Non-operating income 3 565 153 lncome before taxes on income and profit sharing 9,176 8,069 lncome tax and social contribution 2c XVIII, 11a 1 {2,078) {2,158) Due on operations for lhe period (1 ,982) (3,551) Related to temporary differences (96) 1,393 Profit sharing—Management Members—Statutory 16b (66) (49) Non-controlling interests 15e (289) (448) Net income 6,743 5,414 Earnings per share—Basic 18 Common 0.69 0.55 Preferred 0.69 0.55 Earnings per share—Diluted 18 Common 0.69 0.55 Preferred 0.69 0.55 Weighted average number of outstanding shares—Basic 18 Common 4,958 ,290,359 4,958 ,290,359 Preferred 4,835,217,789 4,810 ,249,528 Weighted average number of outstanding shares—Diluted 18 Common 4,958 ,290,359 4,958 ,290,359 Preferred 4,873 ,102,641 4,840,038,363 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 56

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 03/31/2022	01/01 to 03/31/2021
Consolidated net income		**7,032**	**5,862**
Financial assets at available for sale		46	(1,506)
Change in fair value		(752)	(3,137)
Tax effect		410	1,369
(Gains) / losses transferred to income statement		706	477
Tax effect		(318)	(215)
Hedge		(60)	(393)
Cash flow hedge	5f V	(336)	639
Change in fair value		(581)	1,210
Tax effect		245	(571)
Hedge of net investment in foreign operation	5f V	276	(1,032)
Change in fair value		544	(1,973)
Tax effect		(268)	941
Remeasurements of liabilities for post-employment benefits [(1)]		(4)	2
Remeasurements	19	(5)	2
Tax effect		1	-
Foreign exchange variation in foreign investments		(4,281)	1,382
Total other comprehensive income		**(4,299)**	**(515)**
Total comprehensive income		**2,733**	**5,347**
Comprehensive income attributable to the owners of the parent company		**2,444**	**4,899**
Comprehensive income attributable to non-controlling interests		**289**	**448**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022

57

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING 5 5. .A A. . Consoli Consolidated dated Stat Statement ement of of Chang Changes es in in Stockholders Stockholders’’ Equity Equity (ln (ln millions millions ot ot reais) reais) Attributed Attributed to to owners owners of of the the parent parent company company Other Other comprehensive comprehensive incarne incarne Total Total Total Total stockholders stockholders’’ stockhalders stockhalders’’ Note Note Treasury Treasury Capital Capital Re Revenue venue Available Available for for sale sale Remeasurements Remeasurements Con Conv version ersion Gains Gains and and Retained Retained equity equity— owners owners equity equity— non non Total Total Capital Capital of of liabilities liabilities of of post post— adjustments adjustments of of shares shares reserves reserves reserves reserves earnings earnings of of the the parent parent controlling controlling securities securities empl employ oyment ment foreign foreign lasses lasses — company company inte inter rests ests Adjustments Adjustments PJ PJ Hedge Hedge ( (2 2ll benefits benefits investments investments Bal Balance ance at at 01 01 / /01 01 /2021 /2021 97 97 ,148 ,148 (907) (907) 2,323 2,323 40 40,734 ,734 472 472 ( (1,531) 1,531) 6,273 6,273 (7, (7,919) 919) 136 136,593 ,593 11 11 ,113 ,113 147,706 147,706 Transactions Transactions with with owners owners 374 374 (302) (302) 72 72 505 505 577 577 Resutt Resutt of of de deli live ve ry ry of of treasury treasury shares shares 15 15 374 374 192 192 566 566 566 566 Recognilion Recognilion of of share share—based based payment payment plans plans (494) (494) (494) (494) (494) (494) (lnc (lncre rease) ase) / / Decrease Decrease to to llhe he owners owners of of llhe he pa pa rent rent company company 15 15 505 505 505 505 Olher Olher (1) (1) (1) (1) (1) (1) Reversai Reversai of of Di Divi viden dends ds or or lnterest lnterest on on capit capital al — declared declared after after previous previous period period 166 166 166 166 166 166 Unclaimed Unclaimed di divi vidends dends and and ln lnle lerest rest on on capital capital 73 73 73 73 73 73 T Tot otal al comprehensive comprehensive incarne incarne (1,506) (1,506) 1,382 1,382 (3 (393 93) ) 5 5,4 ,414 14 4,899 4,899 448 448 5,347 5,347 Co Co nsolidated nsolidated net net income income 5,414 5,414 5,4 5,414 14 448 448 5,862 5,862 other other comprehensive comprehensive inca incarn rne e ( (1,506) 1,506) 1,382 1,382 (393) (393) (5 (515) 15) (515) (515) Appropriations Appropriations Legal Legal reserve reserve 270 270 (270) (270) Statutory Statutory reserves reserves 3,784 3,784 (3 (3 ,784) ,784) Oi Oividends vidends (439) (439) (439) (439) (87) (87) (526) (526) lnterest lnterest on on ca ca pi pital tal (994) (994) (99 (994) 4) ( (994) 994) Balance Balance at at 03/ 03/31 3112021 12021 15 15 97,148 97,148 (533) (533) 2, 2,021 021 44, 44,953 953 (1 (1 ,034) ,034) ( (1,529) 1,529) 7,655 7,655 (8,312) (8,312) 140 140,369 ,369 11 11 ,979 ,979 152,348 152,348 Change Change in in the the period period 374 374 (302) (302) 4,219 4,219 (1,506) (1,506) 2 2 1,382 1,382 (393) (393) 3,776 3,776 866 866 4 4,642 ,642 Balance Balance at at 01 01 / /01 01 /2022 /2022 90,729 90,729 (528) (528) 2, 2,247 247 57 57,058 ,058 (2,263) (2,263) (1,486) (1,486) 6,010 6,010 (7,213) (7,213) 144, 144,554 554 11 11 ,022 ,022 155 155,576 ,576 Transactions Transactions with with owners owners 449 449 (335) (335) 114 114 (1,501) (1,501) (1 (1 , ,38 387) 7) Resu Result lt of of de deli livery very of of treaswy treaswy shares shares 15 15 449 449 62 62 511 511 511 511 Recognilion Recognilion of of s shar hare e- -based based payment payment plans plans (3 (397 97) ) (397) (397) (397) (397) (lncrease) (lncrease) / / Decrease Decrease to to llhe he owners owners of of llhe he pa pa renl renl company company 15 15 (1,50 (1,501) 1) ( (1,501) 1,501) Corporate Corporate reorganization reorganization 2cXIV 2cXIV, , 3 3 (882) (882) (882) (882) (882) (882) other other t t3 3ll 40 40 40 40 40 40 Unclaimed Unclaimed dividends dividends and and lnterest lnterest on on capital capital 77 77 77 77 77 77 Total Total comprehensive comprehensive income income 46 46 (4) (4) (4 (4 ,281) ,281) (60) (60) 6,743 6,743 2,444 2,444 289 289 2,733 2,733 Co Co nsohdated nsohdated net net income income 6,743 6,743 6,743 6,743 289 289 7 7,032 ,032 othe other r comprehensive comprehensive income income 46 46 (4) (4) ( (4,281) 4,281) (60) (60) (4 (4,299) ,299) (4 (4, ,299) 299) Appropriations Appropriations Legal Legal reserve reserve 350 350 (350) (350) Statutory Statutory reserves reserves 4,51 4,516 6 (4 (4 , ,516) 516) Dividends Dividends (301) (301) ( (301) 301) lnteresl lnteresl on on ca ca pi pital tal (1 (1 ,954) ,954) (1 (1 ,954) ,954) (1 (1 , ,954) 954) Balance Balance at at 03/ 03/31 31 /2022 /2022 15 15 90, 90,729 729 (79) (79) 1,912 1,912 61 61 ,082 ,082 (2 (2,217) ,217) (1 (1 ,490) ,490) 1,729 1,729 (7 (7 ,273) ,273) 144,393 144,393 9,509 9,509 153, 153,902 902 Change Change in in the the period period 449 449 (335) (335) 4,024 4,024 46 46 (4) (4) (4,281) (4,281) (60) (60) (161) (161) (1,513) (1,513) ( (1,674) 1,674) 1) 1) lncludes lncludes the the sha share re in in 0t 0ther her Comprehensive Comprehensive lncome lncome of of lnvestments lnvestments in in Associates Associates and and Jo Joint int Ventures Ventures related related to to Avai Avai llab able le for for sale sale securit securitiies es.. 2) 2) lncludes lncludes Cash Cash flow flow hedge hedge and and hedge hedge of of net net iinvestment nvestment in in foreign foreign operation operation.. 3) 3) lncludes lncludes the the effects effects of of the the adoption adoption ofCMN ofCMN Resolution Resolution No No.. 4,817/20 4,817/20 (Note (Note 2a) 2a).. The The accompan accompanyi ying ng n not otes es are are an an in integ tegral ral pa part rt of of these these fi fi nan nanc cial ial sta stallements ements. . Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 58

Consolidated Statement of Comprehensive lncome (ln millions of reais) ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (ln millions of Reais) Note 01/01 to 01/01 to 03/31/2022 03/31/2021 01 /01 to 01 /01 to Note 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Adjusted net income 37,826 18,873 Financial Net incarne asseis ai available for sale 46 6,743 (1,506) 5 ,414 Adjustments Change in to fair net income: value (752 31),083 13 (3,137) ,459 Share-based payment (339) (438) Tax Effects effect of changes in exchange rates on cash and cash equivalents 410 11 ,545 12,106 1,369 (Gains) Provision /for lasses loan lesses transferred to incarne statement 6c 706 6,923 3 ,144 477 lnterest and foreign exchange income related to operations with subordinated debt (6,508) 6 ,885 Tax effect (318) (215) Change in techn ical provisions for insurance, pension plan and prem ium bonds 9,851 2 ,337 Hedge (60) (393) Depreciation and amortization 1,358 1,285 Cash Expense flow from hedge update / charges on the provisions for lawsu its civil, labor claims, tax and social security lawsuits and other risks 5fV 9b (336)285 222 639 Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks 9b 1,168 1,402 Change in fair value (581) 1,210 lnterest incarne related to deposits in guarantee 9b (171) (73) Deferred Tax effect taxes (exclud ing hedge tax effects) 245 55 1,00 (571 1 ) Hedge Equity in of earnings nel investmenl of associates, in joint foreign ventures operation and other investrnents 5fV 276 (153) (1,032) (498) Incarne frorn foreign exchange and incarne related to available for sale securities 972 (9,260) Incarne Change frorn in foreign fair exchange value and incarne related to held to rnatu rity securities 544 4,653 (4 (1,973) ,805) Incarne Tax effect frorn sa le of available for sa le financial assets (268)706 477 941 Incarne frorn sa le of investrnents, assets held for sale and fixed assets 1 4 (63) Remeasurements of liabililies for post-employmenl benefits < l (4) 2 Incarne frorn non-controlling interests 15e 289 448 Remeasuremenls 19 (5) 2 Other 445 (71 1) Change Tax effect in assets and liabilities (8,239) 1 (18,224) Foreign (lncrease) exchange / decrease in variation assets in fore ign investments (4,281) 1,382 lnterbank investrnents 9,672 32 ,019 Total Securities other and comprehensive derivative finan cial instrurnents income (assets / liabilities) (4,299) (27 ,326) (21 ,393) (515) Total Cornpu comprehensive lsory deposits with the income Central Bank of Brazil 2,733 3,197 (1,258) 5,347 lnterbank and interbranch accounts (assets / liabilities) 8,201 788 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Loan, lease and other credit operations (3,138) (27 ,879) Comprehensive Other receivables and income other assets attributable to non-controlling interests 289 1,344 1,335 448 (Decrease) I increase in liabilities 1) Amounts that will not be subsequently reclassified to incarne. Deposits (43,329) 12 ,369 The accompanying notes are an integral part of these financial statements. Deposits received under securities repurchase agreernents 7,244 (1 8 ,767) Fu nds frorn acceptances and issuance of securities 28,920 3 ,713 Borrowing and onlending 10,885 5 ,193 Tech nical provision for insurance, pension plan and prerniurn bonds (6,197) (5,466) Provisions and Other liabilities 4,993 4 ,358 Payment of incarne tax and social contribution (2,705) (3,236) Net cash provided by / (used in} operating activities 29,587 649 Dividends / lnterest on capital received frorn associates and joint ventures 42 8 Funds received frorn sale of available for sale securities 8,447 10 ,783 Funds received frorn redemption of held to maturity securities 2,893 8 ,494 (Purchase) / Disposal of Assets held for sale 63 123 Disposal of lnvestrnents 390 44 Disposal of Fixed assets 14 86 Terrnination of lntangible asset agreements 1 37 (Purchase) of Available for sale securities (4,626) (7,645) (Purchase) of Held to rnaturity securities (5,152) (9,238) (Purchase) of lnvestrnents (547) (20) (Purchase) of Fixed assets (336) (298) (Purchase) of lntangible assets 14 (1,370) (940) Net cash provided by / (used in} investing activities (181) 1,434 Subordinated debt obligations raisings 2 ,728 Subordinated debt obligations redernptions (6 ,622) (7,942) Change in non-controlling interests (1,501) 460 Incarne from delivery of treasury shares 453 510 Dividends and interest on capital paid to non-controlling interests 15a (301) (42) Dividends and interest on capital paid (2,784) (2,762) Net cash provided by / (used in) financing activities (10 ,755) (7,048) Net increase I {decrease) in cash and cash equivalents 18,651 (4,965) Cash and cash equ ivalents at the beg inning of the period 97 ,725 99 ,458 Effects of changes in exchange rates on cash and cash equ ivalents (11 ,545) (12,106) Cash and cash equ ivalents at the end of the period 2c Il i 104,831 82 ,387 Cash 42 ,722 39 ,369 lnterbank deposits 16,280 5 ,598 Securities pu rchased under agreernents to resell—Collateral held 35 ,829 37 ,420 Voluntary investments with the Central Bank of Brazil 10,000 The accompanying notes are an integral part of these fi nancial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 59

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. 5.A. A. Consolidated Consolidated Statement Statement of of Comprehensive Added Value lncome (ln (ln millions mil/ians of of reais) reais) 01/01 01/01 to to 01/01 01/01 to to Note Note 03/31/2022 03/31/2021 03/31/2022 03/31/2021 Consolidated lncome net income 36,594 7,032 49,963 5,862 Financial Financial asseis operations ai available for sale 28,785 46 (1,506) 40 ,859 Commissions Change in fair and value Banking Fees 10e 11 (752 ,132 ) (3,137) 9,959 Tax Result effect from insurance, pension plan and premium bonds operations 1,037 410 1,369 825 Result (Gains) from / lasses loan transferred lasses to incarne statement 6 (6,353) 706 (2 ,396) 477 Other Tax effect (318 1,993 ) (215) 716 Hedge Expenses (12,201) (60) (25,794) (393) Cash Financial flow operations hedge 5fV (8,663) (336) (22,375) 639 Other Change in fair value (3,538) (581) (31,210 ,419) Inputs purchased from third parties (3,887) (3,793) Tax effect 245 (571) Materiais, energy and others 10g (132) (89) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Third-Party and Financial System Services, Security and Transportation 10g (1,729) (1 ,792) Change in fair value 544 (1,973) Other (2,026) (1 ,912) Tax effect (268) 941 Data processing and telecommunications 10g (934) (963) Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Advertising, promotions and publicalion 10g (350) (252) Remeasuremenls 19 (5) 2 1nstallations (435) (407) Tax effect 1 Travei expenses 10g (26) (9) Foreign exchange variation in fore ign investments (4,281) 1,382 Other (281) (281) Total other comprehensive income (4,299) (515) Gross added value 20,506 20,376 Total comprehensive income 2,733 5,347 Depreciation and amortization 10g (1,017) (1 ,024) Comprehensive income attributable to the owners of the parent company 2,444 4,899 Net added value produced by the company 19,489 19,352 Comprehensive income attributable to non-controlling interests 289 448 Added value received through transfer—Results of equity method 153 498 1) Amounts that will not be subsequently reclassified to incarne. The Total accompanying added value notes to be are distributed an integral part of these financial statements. 19,642 19,850 Distribution of added value 19,642 19,850 Personnel 6,987 6,743 Compensation 4,996 5,409 Benefits 1,575 1,089 FGTS—government severance pay fund 416 245 Taxes, fees and contributions 5,304 6,906 Federal 4,898 6,525 Municipal 406 381 Return on capital 319 339 Dividends and interest on capital 7,032 5,862 Dividends and interest on capital 1,954 1,433 Retained earnings attributable to controlling shareholders 4,789 3,981 Retained earnings / (loss) atlribulable to non-controlling shareholders 289 448 The accom panying notes are an integral part of these financ ial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 60

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. S. A.A. Balance Consolidated Sheet Statement of Comprehensive lncome (ln (ln miffions millions of of reais) reais) Assets Note 03/31/2022 12/31/2021 01/01 to 01/01 to Current and Non-current assets Note 03/31/2022 60 ,369 03/31/2021 76,316 Cash 16 23 Consolidated lnterbank investments net income 2c IV, 4 51,157 7,032 65,752 5,862 Financial Money asseis rnarket ai available for sale 7 ,613 46 (1,506) 7,429 Change lnterbank in deposits fair value 43(752 ,544 ) (3,137) 58 ,323 Securities Tax effect and derivative financial instruments 2cV, 2cVI, 5 476 410 1,369 434 (Gains) Own portfolio / lasses transferred to incarne statement 150 706 477 160 Derivative financial instrurnents 326 274 Tax effect (318) (215) Other receivables 8,642 10,064 Hedge (60) (393) Current tax asseis 3 ,373 3,384 Cash flow hedge 5fV (336) 639 Deferred Change in tax fair asseis value 2(581 ,906 ) 1,210 1,756 Incarne receivable 1,449 3,714 Tax effect 245 (571) Deposits in guarantee for contingent, provisions and legal obrigations 108 106 Hedge Sundry of nel investmenl in foreign operation 5fV 806 276 (1,032) 1,104 Other Change assets in fair value 2clX 544 78 (1,973) 43 Tax effect (268) 941 Prepaid expenses 78 43 Permanent Remeasurements assets of liabililies for post-employmenl benefits < 1l 142,788 (4) 142,141 2 lnvestments Remeasuremenls 2c X, 12 19 142,788 (5) 142,141 2 Tax Subsidiaries effect 142,788 1 142,141 Total Foreign assets exchange variation in fore ign investments 203,157 (4,281) 218,457 1,382 Liabilities Total other and comprehensive stockholders’ equity income (4,299) (515) Current Total comprehensive and Non-current income liabilities 58,467 2,733 73,893 5,347 Funds Comprehensive from acceptances income and attributable issuance to of the securities owners of the parent company 2clV,7d 7,389 2,444 4,899 8,754 Comprehensive Foreign loans through income securities attributable to non-controlling interests 7 ,389 289 8,754 448 Derivative financial instruments 2c VI, 5f 15 367 1) Amounts that will not be subsequently reclassified to incarne. Provisions 233 230 The accompanying notes are an integral part of these financial statements. Other liabilities 50,830 64,542 Current tax liabilities 2cXVI , 2cXVIII, 11c 236 124 Deferred tax liabilities 218 248 Social and statutory 1,801 2,800 Subordinated debt 7f 48 ,507 61 ,309 Sundry 68 61 Stockholders’ equity 15 144,690 144,564 Capital 90 ,729 90 ,729 Capital reserves 1,912 2,247 Revenue reserves 59,298 55 ,165 other cornprehensive incarne 2cV, 2cVI (7 ,170) (3 ,049) (Treasury shares) (79) (528) Total liabilities and stockholders’ equity 203,157 218,457 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 61

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. S. A. A. Statement Consolidated of lncome Statement of Comprehensive lncome (ln (ln mil/ians millions of of reais. reais) except for number of shares and earnings per share information) Note 01/01 01/01 to to 01/01 01/01 to to Note 03/31/2022 03/31/2021 03/31/2022 03/31/2021 lncome related to financial operations 1,127 6 Consolidated net income 7,032 5,862 Securities and derivative financial instruments 1,127 7 Financial Foreign exchange asseis ai available operations for sale 46 (1,506) (1) Expenses Change in related fair value to financial operations (1,054) (752) (3,137) (846) Money Tax effect markel (1,054) 410 1,369 (846) Gross (Gains) income / lasses related transferred to financial to incarne operations statement 706 73 (840) 477 Other Tax effect operating revenues / (expenses) (318 5,925 ) 5,878 (215) Hedge Personnel expenses (60 (36) ) (393) (35) Other Cash flow administralive hedge expenses 5fV (336 (45) ) 465 639 Tax Change expenses in fair value 11a 11 (581 (122) ) 1,210 (6) Equity Tax effect in earnings of subsidiaries 12 6,144 245 5,465 (571) Other operating revenues / (expenses) (16) (11) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Operating income 5,998 5,038 Change in fair value 544 (1,973) lncome before taxes on income and profit sharing 5,998 5,038 Tax effect (268) 941 lncome tax and social contribution 2c XVIII 999 372 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Due Remeasuremenls on operations for lhe period 19 (5) (88) (106) 2 Related to temporary differences 1,087 478 Tax effect 1 Profit sharing—Management Members—Statutory (4) (5) Foreign exchange variation in fore ign investments (4,281) 1,382 Netincome 6,993 5,405 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Earnings per share—Basic Comprehensive income attributable to the owners of the parent company 2,444 4,899 Common 0.71 0.55 Preferred Comprehensive income attributable to non-controlling interests 289 0.71 0. 448 55 1) Amounts that will not be subsequently reclassified to incarne. Earnings per share—Diluted The Common accompanying notes are an integral part of these financial statements. 0.71 0.55 Preferred 0.71 0.55 Weighted average number of outstanding shares—Basic Common 4,958 ,290,359 4,958,290,359 Preferred 4,835 ,217,789 4,810,249,528 Weighted average number of outstanding shares—Diluted Common 4,958 ,290,359 4,958 ,290 ,359 Preferred 4,873 ,102,641 4,840 ,038,363 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 62

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S.A. S.A. Consolidated Statement of Comprehensive lncome Statement of Comprehensive lncome (ln millions of reais) (ln mil/ians of reais) Note 01/01 to 01/01 to 01/01 03/31/2022 to 01/01 03/31/2021 to 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial Net income asseis ai available for sale 6,99346 5,405 (1,506) Change in fair value (752) (3,137) Financial assets at available for sale 222 (1,460) Tax Associates effect / Subsidiaries 222 410 (1,460) 1,369 (Gains) / lasses transferred to incarne statement 706 477 Hedge (58) (399) Tax effect (318) (215) Hedge Cash flow hedge (334) (60) (393) 634 Cash Change flow hedge in fair value 5fV (336 48 ) 639 Change in fair value (581) 1,210 Tax effect (23) Tax effect 245 (571) Hedge Associates of nel investmenl / Subsidiaries in foreign operation 5fV (359 276 ) (1,032) 634 Hedge Change of in net fair value investment in foreign operation 276 544 (1,033) (1,973) Tax Change effect in fair value 482 (268) (1,075) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Tax effect (242) 521 Remeasuremenls Associates / Subsidiaries 19 36 (5) (479) 2 Tax effect 1 Remeasurements of liabilities for post-employment benefits <1> (4) 2 Foreign exchange variation in fore ign investments (4,281) 1,382 Total Associates other comprehensive / Subsidiaries income (4,299) (4) (515) 2 Total Foreign comprehensive exchange va income riation in foreign investments (4,281 2,733 ) 1,382 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Change in fa ir value (767) 459 Comprehensive income attributable to non-controlling interests 289 448 1) Associates Amounts that will / not Subsidiaries be subsequently reclassified to incarne. (3,514) 923 The Total accompanying other comprehensive notes are an integral income part of these financial statements. (4,121) (475) Total comprehensive income 2,872 4,930 1) Amounts that wi ll not be subsequently reclassified to income. The accompanying notes are an integ ral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 63

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING 5 .S A..A . Consoli Statement dated of Stat Changes ement in of Stockholders Changes in Stockholders ‘ Equity ‘ Equity (ln millions ot reais) (ln mil/ians of reais) Attributed to owners of the parent company Other comprehensive income Treasury Capital Revenue Available for sale Other comprehensive Remeasurements incarne of Total Retained Total Note Capital shares reserves reserves Conversion adjustments Gainsstockholders and losses ‘ stockhalders earnings ‘ Total securities liabilities of post- Note Treasury Capital Revenue Available for sale Remeasurements Conversion of Gains foreign and inv estments Retained - equity Hedge-(1 owners ) equity- non Total Capital Adjustments employment benefits of liabilities of post- adjustments of of the parent controlling shares reserves reserves securities lasses—earnings employment foreign 2 company interests Balance at 01 /01 /2021 97,148 (907) 2,323 39,126 Adjustments PJ 442 benefits investments (1 ,530) Hedge ( l 5,405 (5,308) 136,699 Transactions with owners 374 (302) 72 Bal Result ance at of delivery 01 /01 /2021 of treasury shares 15 97 ,148 (907) 374 2,323 192 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 568 Transactions Recogn ition with of share owners -based payment plans 374 (302)(494) 72 505 (494) 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Re Recognilion versai of Dividends of share- based or lnterest payment on capital plans—declared after previous period (494) 166 (494) (494) 168 Unclaimed (lncrease) dividends / Decrease and to l he lnterest owners on of capi lhe ta pa l rent company 15 505 73 505 73 Total comprehensive income (1 ,460) 1,382 (399) 5,405 4,930 Olher (1) (1) (1) Net income 5,405 5,405 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Other comp divirehensive dends and income lnlerest on capital 459 73 (554) 73 (95) 73 Tot Portion al comprehensive of other comprehens incarne ive income from investments in associates and subsidiaries (1,506) (1,460) 1,382 (393) 923 5,414 155 4,899 448 5, (380) 347 Appropriations: Co nsolidated net income 5,414 5,414 448 5,862 other Legal comprehensive reserve incarne 270 (1,506) 1,382 (393) (515) (270) (515) Appropriations Statutory reserves 3,775 (3,775) Legal Dividends reserve 270 (270) (439) (439) Statutory lnterest on reserves cap ital 3,784 (3 ,784) (994) (994) Oividends (439) (439) (87) (526) Balance at 03/31 /2021 15 97,148 (533) 2,021 43,337 (1 ,018) (1 ,528) 6,787 (5,707) 140,507 lnterest on ca pital (994) (994) (994) Change in the period 374 (302) 4,211 (1,460) 1,382 (399) 3,808 Balance Balance at at 03/ 01101/2022 3112021 15 97,148 90,729 (533) (528) 2,0212,247 44,95355 ,165 (1 ,034) (2,097) (1,529) (1 7 ,486) ,655 (8,312) 5,143 (4,609) 140,369 11 ,979 144 152,348 ,564 Change Transactions in the with period owners 374 449 (302) (335) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,114 642 Balance Result at of delivery 01 /01 /2022 of treasury shares 15 90,729 (528) 449 2,247 62 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 511 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Resu Recogn lt ofition deli very of share of treaswy -based shares payment plans 15 449 62(397) 511 (397) 511 Corporate Recognilion reorganizati of share-based on payment plans 2c XIV, 3 (397) (993) (397) (993) (397) Other(2l 10 10 (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Unclaimed dividends and lnterest on capital 77 77 Corporate reorganization 2cXIV, 3 (882) (882) (882) other Total comprehensive t3l income 40 222 (4) (4,281) (58)40 6,993 2,872 40 Unclaimed Net income dividends and lnterest on capital 77 77 6,993 6,993 77 Total othe comprehensive r comprehensive income income 46 (4) (4 ,281) (60) (767) 6,743 265 2,444 289 2,733 (502) Co Portion nsohdated of other net comprehensi income ve income from investments in associates and subsidiaries 222 (4) (3,514) 6,743 (323) 6,743 289 (37 ,619) ,032 Appropriatio other comprehensive ns· income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Legal reserve 350 (350) Statutory reserves 4,766 (4,766) Statutory reserves 4,516 (4 ,516) lnterest on cap ital (1,954) (1,954) Balance Dividends at 03/31 /2022 15 90,729 (79) 1,912 59,298 (1 ,875) (1 ,490) 862 (4,667) (301) 144,690 (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance Change at in the 03/ period 31 /2022 15 90,729 (79) 449 1,912 (335) 61 ,082 4,133 (2,217) 222 (1 ,490) 1,729 (4) (7 ,273) (4,281) 144 (58) ,393 9,509 153,126 902 Change 1) lncludes in Cas the h period flow h edge and hedge of net investment in foreign operation. 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 2) lncludes the effects of the adoplion of CMN Resolution No. 4,817/20 (Note 2a ) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. The 2) lncludes accom Cash panying flow no hedge tes and are an hedge int egral of net part investment of these in financi foreignal operation statements . 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 64

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S.A. S. A. Statement Consolidated of Cash Statement Flows of Comprehensive lncome (ln millions of reais) (ln millions of reais) Note 01/01 to 01/01 to Note 01/01 03/31/2022 to 01/01 03/31/2021 to 03/31/2022 03/31/2021 Adjusted net income (6,822) 4,864 Consolidated Net incarne net income 7,032 6,993 5,862 5,405 Adj ustrnents to net incarne: (13,815) (541) Financial asseis ai available for sale 46 (1,506) Change Share-based in fair payrnent value (752 (339) ) (3,137) (438) lnterest and foreign exchange expense relaled to operations with subordinated debt (6,263) 5,827 Tax effect 410 1,369 Deferred taxes (1,087) (478) (Gains) Equity in / lasses earnings transferred of subsidiaries to incarne statement 12 (6,144) 706 (5,465) 477 Tax effect (318) (215) Arnortization of goodwill 11 11 Hedge (60) (393) Effects of changes in exchange rates on cash and cash equivalents 7 2 Change Cash flow in assets hedge and liabilities 5fV (336 13,479 ) (60) 639 (lncrease) Change /in decrease fair value in assets (581) 1,210 lnterbank Tax effect investrnents 14,779 245 (1,689) (571) Hedge Securities of nel and investmenl derivative financial in foreign instrurnents operation 5fV 276 (394) (1,032) 1,000 Other receivables and other asseis 1,452 350 Change in fair value 544 (1,973) lncrease / (decrease) in liabilities Tax effect (268) 941 Funds frorn acceptances of liabililies and for issuance post-employmenl of securities 1l (1,365) 696 Remeasurements benefits < (4) 2 Provisions and Other liabilities (993) (417) Net Remeasuremenls cash provided by / (used in) operating activities 19 6,657 (5) 4,804 2 Tax effect 1 Dividends and inlerest on capital received 2,399 1,947 Foreign exchange variation in fore ign investments (4,281) 1,382 (Purchase) / disposal of lnvestrnents (2) Net Total cash other provided comprehensive by / (used in) income investing activities (4,299) 2,397 (515) 1,947 Total Subordinated comprehensive debt obligations income raisings 2,733 5,347 2,729 Subordinated Comprehensive debt obligalions income attributable redernptions to the owners of the parent company 2,444 (6,539) (7,720) 4,899 Incarne Comprehensive frorn delivery income of treasury attributable shares to non-controlling interests 289 453 448 510 1)Dividends Amounts that and will interest not be on subsequently capital paid reclassified to incarne. (2,784) (2,762) Net cash provided by / (used in) financing activities (8,870) (7,243) The accompanying notes are an integral part of these financial statements. Net increase / (decrease) in cash and cash equivalents 184 (492) Cash and cash equivalents at lhe beginning of lhe period 7,452 2,770 Effects of changes in exchange rates on cash and cash equivalenls (7) (2) Cash and cash equivalents at lhe end of the period 2c Ili 7,629 2,276 Cash 16 43 Securities purchased under agreernents to resell—Collateral held 7,61 3 2,233 The accornpanying notes are an integral part of these financial staternents. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 65

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. S.A. A. Consolidated Statement of Added Statement Value of Comprehensive lncome (ln (ln millions miffions of ofreais) reais) 01/01 to 01/01 to Note Note 01/01 to 01/01 to 03/31/2022 03/31/2021 03/31/2022 03/31/2021 lncome 2,291 416 Consolidated net income 7,032 5,862 Financial operations 1,127 7 Financial asseis ai available for sale 46 (1,506) Other 1,164 409 Expenses Change in fair value (1,074) (752) (3,137) (869) Tax Financial effect operations (1 ,054) 410 1,369 (846) Other (Gains) / lasses transferred to incarne statement 706 (20) (23) 477 Inputs Tax effect purchased from third parties (318 (45) ) (215) 465 Hedge Third-Party and Financial System Services, Security and Transportation (60 (19) ) (393) (19) Advertising Cash flow hedge , promotions and publication 5fV (336 (19) ) (13) 639 Other Change in fair value (581 (7) ) 1,210 497 Gross Tax added effect value 1,172 245 (571 12) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Deprecitation and amortization (11) (11) NetChange added value in fair produced value by the company 1,161 544 (1,973) 1 Tax effect (268) 941 Added value received through transfer—Results of equity method 12 6,144 5,465 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Total added value to be distributed 7,305 5,466 Remeasuremenls 19 (5) 2 Distribution of added value 7,305 5,466 Tax effect 1 Personnel 20 26 Foreign exchange variation in fore ign investments (4,281) 1,382 Compensation 19 25 Total other comprehensive income (4,299) (515) Benefits Total comprehensive income 2,733 5,347 Taxes, fees and contributions 292 35 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Federal 292 35 Comprehensive income attributable to non-controlling interests 289 448 Retum on capital 6,993 5,405 1) Amounts Dividends that and will not interest be subsequently on capital reclassified to incarne. 1,954 1,433 The accompanying notes are an integral part of these financial statements. Retained earnings for lhe period 5,039 3,972 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 66

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. S.A. A. Itaú Unibanco Holding S.A. Consolidated Consolidated Statement Statement of of Comprehensive Comprehensive lncome lncome (ln(ln millions millions of of reais) reais) Notes to the Financial Statements At 03/31/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 03/31 of 2022 and 2021 for income statement Note Note 01/0101/01 to to 01/0101/01 to to (In millions of reais, except when indicated) 03/31/202203/31/2022 03/31/202103/31/2021 Consolidated Consolidated net net income income 7,0327,032 5,8625,862 Note 1—Operations Financial Financial asseis asseis ai ai available available for for sale sale 4646 (1,506) (1,506) Itaú Change Change Unibanco in in fair fair value value Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and (752(752 existing ) ) under (3,137) (3,137) the laws Tax Tax of effect effect Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the 410410 city of São Paulo, 1,3691,369 state (Gains) (Gains) of São / / lasses lasses Paulo, transferred transferred Brazil. to to incarne incarne statement statement 706706 477477 Tax Tax effect effect (318(318) ) (215) (215) ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products Hedge Hedge (60(60) ) (393) (393) and Cash Cash services flow flow hedge hedge to personal and corporate customers in Brazil and abroad, not necessarily 5fV 5fV related to(336(336 Brazil, ) ) through 639639 its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial Change Change in in fair fair banking; value value investment banking; real estate lending; loans, financing and investment; leasing (581(581) ) and foreign 1,2101,210 exchange Tax Tax effect effect business. 245245 (571(571) ) Hedge Hedge of of nel nel investmenl investmenl in in foreign foreign operation operation 5fV 5fV 276276 (1,032) (1,032) ITAÚ Change Change UNIBANCO in in fair fair value value HOLDING is a financial holding company controlled by Itaú Unibanco Participações 544544 S. A. (“IUPAR”), (1,973) (1,973) a holding Tax Tax effect effect company which owns 51.71% of our common shares, and which is jointly controlled(268) (268) by (i) Itaúsa S. 941941 A. (“ITAÚSA”), Remeasurements Remeasurements a holding of of liabililies liabililies company for for post-employmenl post-employmenl controlled benefits benefits by members < < 11ll of the Egydio de Souza Aranha family, and (ii) (4) (4) Companhia E. 22 Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. (5) (5) Itaúsa also 22 Remeasuremenls Remeasuremenls 1919 directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. Tax Tax effect effect 11 These Foreign Foreign individual exchange exchange variation variation and consolidated in in fore fore ign ign investments investments financial statements were approved by the Board of Directors on (4,281(4,281 May ) ) 06, 2022.1,3821,382 Total Total other other comprehensive comprehensive income income (4,299) (4,299) (515) (515) Note Total Total comprehensive comprehensive 2—Significant income income accounting policies 2,7332,733 5,3475,347 a)Comprehensive Comprehensive Basis of preparation income income attributable attributable to to the the owners owners of of the the parent parent company company 2,4442,444 4,8994,899 Comprehensive Comprehensive income income attributable attributable to to non-controlling non-controlling interests interests 289289 448448 The 1)1) Amounts Amounts financial that that will will not not statements be be subsequently subsequently reclassified reclassified of ITAÚ to to incarne. incarne. UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) The The accompanying accompanying notes notes are are have an an integral integral been part part prepared of of these these financial financial in accordance statements. statements. with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. On January 1, 2022, CMN Resolution No. 4,817/2020 came into force, which establishes the criteria for accounting recognition and measurement of investments in subsidiaries, associates and joint ventures, and the effects of their initial application are recorded in Stockholders’ Equity, for the amount net of tax effects. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses. Itaú Unibanco Unibanco Holding S.A. – Complete Financial Statements Statements – March 31, 2022 67

b) ITAÚ Critical UNIBANCO accounting HOLDING estimates S.A. and judgments Consolidated Statement of Comprehensive lncome (ln millions of reais) The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect lhe reported amounts of asseis, liabilities, and contingent liabilities ai lhe date of lhe Financial Statemenls, dueto uncertainties and the high levei of subjectivity involved in lhe recogn ition and measurement of certain items. Estimates01/01 and judgments to 01/01 that present to Note a significant risk and may have a material impact on lhe values of asseis and liabilities are disclosed below. 03/31/2022 Actual results 03/31/2021 may differ from those established by these estimates and judgments. Consolidated net income 7,032 5,862 Financial Topic asseis ai available for sale Notes 46 (1,506) Change in fair value (752) (3,137) Consolidation 2b I and 2c 1 Tax effect 410 1,369 Fair (Gains) value / lasses of financial transferred instruments to incarne statement 2b li and 706 17 477 Provision Tax effect for loan lasses 2b Ili, 6 (318 and )21 (215) Hedge Goodwill impairmenl 2b IV and(60 14) (393) Deferred Cash flow incarne hedge tax and social contribution 5fV 2b V and (336 11 ) 639 Change in fair value (581) 1,210 Defined benefil pension plans 2b VI and 19 Provisions, Tax effect contingencies and legal obligations 2b VII and 245 9 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Technical Change provisions in fair value for insurance, pension plan and premium bonds 2b VIII and 544 8 (1,973) I—Consolidation Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED’s involvement exposes it or entitles Remeasuremenls 19 (5) 2 it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed Tax effect 1 continuously. Foreign exchange Subsidiaries variation in fore are ign investments consolidated from the date control is established to the date on which (4,281 it ceases ) to exist. 1,382 The Total consolidated other comprehensive financial income statements are prepared using consistent accounting policies. Intercompany (4,299) asset (515) and liability Total comprehensive account balances, income income accounts and transaction values have been eliminated. 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 II—Fair value of financial instruments Comprehensive income attributable to non-controlling interests 289 448 The 1) Amounts fair value that will of not financial be subsequently instruments, reclassified to incarne. including derivatives that are not traded in active markets, is calculated by using valuation The accompanying techniques notes are based an integral on part assumptions of these financial that statements. consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. III—Provision for loan losses The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: • 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting. • Highest risk classification according to the operation, client, default, renegotiation, among others. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 68

IV ITAÚ - Goodwill UNIBANCO impairment HOLDING S.A. The Consolidated review Statement of goodwill of Comprehensive due to impairment lncome reflects the Management’s best estimate for future cash flows of Cash Generating (ln millions of reais) Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. Note 01/01 to 01/01 to To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the 03/31/2022 discounted 03/31/2021 cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Consolidated net income 7,032 5,862 The Financial discount asseis ai rate available generally for sale reflects financial and economic variables, such as the risk-free interest 46 rate and a (1,506) risk premium. Change in fair value (752) (3,137) Cash-Generating Tax effect Units or CGU groups are identified at the lowest level at which goodwill is monitored 410 for internal 1,369 management (Gains) / lasses purposes. transferred to incarne statement 706 477 Tax effect (318) (215) V Hedge - Deferred income tax and social contribution (60) (393) Deferred Cash flow tax hedge assets are recognized only in relation to deductible temporary 5fV differences, tax (336 losses ) and social 639 contribution Change in fair loss value carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO (581) HOLDING 1,210 CONSOLIDATED Tax effect will generate future taxable income for its use; and ii) it presents a history of taxable 245 income or income (571) in Hedge at least of nel three investmenl of the in last foreign five operation fiscal years. The expected realization of deferred tax 5fV assets is based276 on the projection (1,032) of future Change taxable in fair value profits and technical studies. 544 (1,973) Tax effect (268) 941 VI Remeasurements - Defined benefit of liabililies pension for post-employmenl plans benefits < 1l (4) 2 The Remeasuremenls current amount of pension plans is obtained from actuarial calculations, which19 use assumptions (5) such as discount 2 rate, Tax which effect is appropriated at the end of each year and used to determine the present value of estimated 1 future cash outflows. Foreign exchange To determine variation in fore theign appropriate investments discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED (4,281) considers1,382 the interest Total other rates comprehensive of National income Treasury Notes that have maturity terms similar to the terms of the respective (4,299) liabilities. (515) The Total main comprehensive assumptions income for Pension plan obligations are partly based on current market conditions. 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 VII Comprehensive - Provisions, income contingencies attributable to and non-controlling legal obligations interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. ITAÚ The accompanying UNIBANCO notes are HOLDING an integral part CONSOLIDATED of these financial statements. periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts. VIII—Technical provisions for insurance, pension plan and premium bonds Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 69

c) ITAÚ Summary UNIBANCO of HOLDING main accounting S.A. practices Consolidated Statement of Comprehensive lncome I(ln - Consolidation millions of reais) The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. Note 01/01 to 01/01 to In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis 03/31/2022 of anticipated 03/31/2021 future profitability Consolidated and net income appraisal reports, or upon realization of the investment, according to the rules and 7,032 guidance of CMN 5,862 and Financial BACEN. asseis ai available for sale 46 (1,506) The Change difference in fair value in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and(752 ITAÚ ) UNIBANCO (3,137) HOLDING Tax effect CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for 410 the amortization 1,369 of (Gains) goodwill / lasses originating transferred from to incarne acquisitions statement of investments, for recognizing transactions with minority shareholders 706 where 477 there Tax effect is no change in control (Note 2c XIV), prior to January 1, 2022, and for recognizing exchange differences, (318) prior (215) to January Hedge 1, 2017, on foreign investments and hedging these investments, which are denominated in (60 currencies ) other (393) than Cash the flow functional hedge currency of the parent company, net of the corresponding tax effects. 5fV (336) 639 The Change effects in fair of value foreign exchange differences on foreign investments are classified under the heading (581) Income 1,210 on Securities Tax effect and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries 245 with(571 the) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different Change in fair value 544 (1,973) functional currency. Tax effect (268) 941 The Remeasurements following table of liabililies shows for the post-employmenl main consolidated benefits < 1l companies, which together represent over 95% of total (4) consolidated 2 assets, Remeasuremenls as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 70

ITAÚ UNIBANCO HOLDING 5.A. Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) lnterest in voting lnterest in total lncorporation capital % capital % Functional currency 11 •21 Activity Country Attributed to owners of the parent company Other comprehensive03/31 incarne /2022 12/31/2021 03/31 Total /2022 Total 12/31/2021 stockholders’ stockhalders’ ln Brazil Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling Banco ltaú BBA SA Real Brazil Financial securities institu tion employment foreign 100.00% lasses - 100.00% company100 .00% inte rests 100.00% Adjustments PJ Hedge (2l Banco ltaú Consignado SA Real Brazil Financial institution benefits investments 100 .00% 100.00% 100.00% 100.00% Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions Banco ltaucard with owners SA Real 374 Brazil (302) Financial institution 100.00% 100.00% 100 72 .00% 505 100.00% 577 Banco ltauleasing SA 131 Real Brazil Financial institution 100.00% 100.00% Resutt of delive ry of treasury shares 15 374 192 566 566 Cia Recognilion . ltaú de of Capitalização share-based payment plans Real Brazil (494) Premium Bonds 100.00% 100.00% (494) 100.00% 100.00% (494) Dibens (lncrease) Leasi / Decrease ng SA to lhe - owners Arrendamento of lhe pa rent Mercantil company 15 Real Brazil Leasing 100.00% 100.00% 100.00% 505 100.00% 505 Olher (1) (1) (1) Reversai Financeira of Divi lt den aúds CBD or lnterest SA on Crédito, capital—declared Financiamento after previous e period Investimen to Real Brazil Consumer 166 Finance Credit 50.00% 50.00% 166 50.00% 50.00% 166 Unclaimed Hipercard divi Banco dends and Múltiplo lnlerest on SA capital Real Brazil Financial institution 100.00% 100.00% 73 100 73 .00% 100.00% 73 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 ltauseg Seguradora SA Real Brazil lnsurance 100.00% 100.00% 100.00% 100.00% Co nsolidated net income 5,414 5,414 448 5,862 ltother aú Corret comprehensive ora de inca Va lores rne SA Real Brazil Securities Broker (1,506) 1,382 100 .00% (393) 100.00% (5 100 15) .00% 100.00% (515) Appropriations ltaú Seguros SA Real Brazil lnsurance 100.00% 100.00% 100.00% 100.00% Legal reserve 270 (270) ltaú Unibanco SA Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Statutory reserves 3,784 (3 ,784) ltOi aú vidends Vida e Previdência SA Real Brazil Pension Plan 100.00% 100.00% (439) (439) 100 .00% (87) 100.00% (526) lnterest on ca pital (994) (994) (994) Luizacred SA Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer Finance Credit 50.00% 50.00% 50.00% 50.00% Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change Redecard in the Instituição period de Pagamento SA Real Brazil 374 (302) 4,219 Acquirer (1,506) 2 1,382 100 .00% (393) 100.00% 3,776 100 .00% 866 100.00% 4,642 Balance Foreign at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions ltaú CorpBanca with owners Colombia SA Colombian Peso Colombia 449 (335) Financial institution 55.65% 49 .30% 114 55.65% (1,501) 49.30% (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 Banco Recognilion ltaú of (Suisse) share-based SA payment plans Swiss Franc Switzerland (397) Financial institution 100.00% 100.00% (397) 100.00% 100.00% (397) Banco (lncrease) ltaú / Decrease Argent to ina lhe SA owners of lhe pa renl company 15 Argent ine Peso Argentina Financial institution 100.00% 100.00% 100.00% (1,501) 100.00% (1,501) Corporate Banco lt reorganization aú Paraguay SA 2cXIV, 3 Guarani Paraguay (882) Financial institution 100.00% 100.00% (882) 100 .00% 100.00% (882) other t3l 40 40 40 Unclaimed Banco ltaú dividends Uruguay and lnterest SA on capital Uruguayan peso Uruguay Financial institution 100.00% 100.00% 77 100 77 .00% 100.00% 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 ltau Bank, Ltd. Real Cayman lslands Financial institution 100.00% 100.00% 100.00% 100.00% Co nsohdated net income 6,743 6,743 289 7,032 ltau BBA lnternational pie US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations ltau BBA USA Securities lnc. US Dollar United States Securities Broker 100.00% 100.00% 100.00% 100.00% ltaú Legal CorpBanca reserve Chilean Peso Ch ile Financial 350 institution 55.96% 56.60% (350) 55.96% 56.60% Statutory reserves 4,516 (4 ,516) 1)Dividends AII overseas offices of ITAÚ UN IBANCO HOLDING CONSOLIDATED have the sarne functional cu rrency as th e parent company, except for CorpBanca New York Branch and ltaú Uni banco S.A. Miami Branch, which uses the US Dol lar. (301) (301) 2)lnteresl On January on ca pital 1, 2022, the functional curren cy of the units ltaú Unibanco S.A. Miami Branch and ltaú BBA USA Securities lnc. was changed from reais into dollars due to the modification in the scope of activity and the main econom (1 ic ,954) envi ronment (1 ,954) in wh ich the units operate. (1 ,954) 3) Balance Company at 03/ in 31 corporated /2022 by Oi bens Leasing S.A. -Arrendamento Mercantil at 03/31 /2022. 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 71

II ITAÚ - Foreign UNIBANCO currency HOLDING translation S.A. Consolidated Statement of Comprehensive lncome II. (ln I millions - Functional of reais) and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO Note 01/01 to 01/01 to HOLDING CONSOLIDATED defines the functional currency as the currency of the primary03/31/2022 economic environment 03/31/2021 in which the entity operates. Consolidated net income 7,032 5,862 II. Financial II—Foreign asseis ai currency available for operations sale 46 (1,506) Foreign Change currency in fair value operations are translated into the functional currency using the exchange rates prevailing (752) on the (3,137) dates ofTax the effect transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement410 of Income, unless 1,369 they (Gains) are / lasses related transferred to cash to flow incarne hedges statement and hedges of net investments in foreign operations, which 706 are recognized477 in Stockholders’ Tax effect Equity. (318) (215) Hedge (60) (393) IIICash - Cash flow and hedge cash equivalents 5fV (336) 639 Defined Change as in cash fair value and current accounts with banks, shown in the Consolidated Balance Sheet under the (581 headings ) Cash, 1,210 Interbank Tax effect Deposits, Money Market (Collateral Held) and Voluntary investments with the Central Bank 245 of Brazil (571 with) original Hedge of maturities nel investmenl not in exceeding foreign operation 90 days. 5fV 276 (1,032) Change in fair value 544 (1,973) IV Tax - Interbank effect investments, Remunerated restricted Credits held at the Central Bank of(268) Brazil (BACEN), 941 Remunerated Remeasurements of deposits, liabililies for deposits post-employmenl received benefits under < 1l securities repurchase agreements, funds from (4) acceptances 2 and issuance of securities, borrowing and onlending, subordinated debt and other receivables (5) and payables 2 Remeasuremenls 19 Operations Tax effect with fixed interest and charges are booked at present value. Operations with floating interest 1 and charges are Foreign booked exchange at variation the adjusted in fore ign principal investments amount. Operations subject to foreign exchange variation (4,281 are) booked at1,382 the corresponding Total other comprehensive amount in income local currency. Liabilities are presented net of the transaction costs incurred, (4,299) if significant, (515) calculated Total comprehensive pro rata income on a daily basis. 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 V—Securities Comprehensive income attributable to non-controlling interests 289 448 Recorded 1) Amounts that at will the not be cost subsequently of acquisition reclassified to restated incarne. by the index and/or effective interest rate and presented in the Balance Sheet The accompanying as required notes are by an BACEN integral part Circular of these financial 3,068, statements. of November 08, 2001. Securities are classified into the following categories: • Trading securities—Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period. • Available for sale securities—Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity. • Held to maturity securities—Securities, other than non-redeemable shares for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. VI—Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 72

derivatives ITAÚ UNIBANCO used HOLDING to manage S.A. overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, Consolidated which Statement are recorded of Comprehensive directly in lncome the statement of income. Derivatives (ln millions of reais) that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective Note in reducing 01/01 the to risk exposure 01/01 to in question, are classified as hedges of the following types: 03/31/2022 03/31/2021 Consolidated • Market net income Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, 7,032 are booked 5,862 at Financial fair value, asseis plus ai available realized for sale and unrealized gains and losses, which are recorded directly in the statement 46 of income. (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 • Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, (Gains) / lasses are transferred booked to at incarne fair value statement plus realized and unrealized gains and losses, net of tax effects,706 when applicable, 477 Tax effect (318) (215) and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement Hedge (60) (393) of income. Cash flow hedge 5fV (336) 639 Change • Hedge in fair value of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, (581) i.e. the portion 1,210 Tax effect 245 (571) of Hedge gains of or nel losses investmenl on in a foreign hedging operation instrument that is determined to be an effective hedge 5fV is recognized 276 in stockholders’ (1,032) equity, Change and in fair reclassified value to income for the period in the event of the disposal of the foreign operation. 544 The ineffective (1,973) portion is recognized in income for the period. Tax effect (268) 941 VII Remeasurements - Loans, leases of liabililies and for other post-employmenl credit operations benefits < 1l (operations with lending characteristics) (4) 2 Remeasuremenls 19 (5) 2 These Tax effect transactions are recorded at present value and calculated pro rata on a daily basis in line with 1 variations in a defined Foreign exchange indexer variation and interest in fore ign rate, investments and are adjusted up to the 60th day of arrears, according to (4,281 the) expectation 1,382 of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables Total other comprehensive arising from income purchases made by cardholders. Funds corresponding to these amounts (4,299) to be paid to(515) the credit Total comprehensive card companies income are shown as liabilities, under the heading Interbank Accounts – Receipts and2,733 Payments Pending 5,347 Settlement. Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 VIII 1) Amounts - Provision that will not for be subsequently loan losses reclassified to incarne. The The accompanying balance of notes the are provision an integral part for of loan these financial losses statements. is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following: • Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default. • Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. IX—Other assets They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 2c XV) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 73

Consolidated Statement of Comprehensive lncome (ln millions of reais) X—Investments in associates and joint ventures Include goodwill identified in the acquisition of associates and joint ventures, net of Note any accumulated 01/01 to impairment 01/01 to loss. They are initially recognized at acquisition cost and are subsequently accounted for under the 03/31/2022 equity method. 03/31/2021 Consolidated net income 7,032 5,862 Financial • Associates: asseis ai available are for companies sale over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant 46 influence, (1,506) but Change which in it fair does value not control. (752) (3,137) Tax effect 410 1,369 (Gains) •Joint / lasses Ventures: transferred ITAÚ to incarne UNIBANCO statement HOLDING CONSOLIDATED has joint venture whereby the706 parties that have 477 joint Tax control effect of the arrangement have rights to the net assets. (318) (215) Hedge (60) (393) XICash - Fixed flow hedge assets 5fV (336) 639 They Change are in booked fair value at their acquisition cost less accumulated depreciation and adjusted for impairment, (581) if applicable. 1,210 Depreciation Tax effect is calculated on the straight-line method using rates based on the estimated useful lives 245 of these assets. (571) Such Hedge rates of nel and investmenl other details in foreign are operation presented in Note 13. 5fV 276 (1,032) Change in fair value 544 (1,973) The Tax residual effect values and useful lives of assets are reviewed and adjusted, if appropriate, at the end (268) of each period. 941 ITAÚ Remeasurements UNIBANCO of liabililies HOLDING for post-employmenl CONSOLIDATED benefits < 1 reviews l its assets in order to identify indications of impairment (4) in their 2 recoverable Remeasuremenls amounts. The recoverable amount of an asset is defined as the higher19 of its fair value less (5) the cost to sell 2 and Tax its effect value in use. For the purposes of assessing impairment, assets are grouped at the lowest 1level for which independent Foreign exchange cash variation flows in can fore ign be investments identified (cash-generating units). The assessment may be made at (4,281 an ) individual asset 1,382 level Total other when comprehensive the fair value income less the cost to sell can be reliably determined. (4,299) (515) XII Total - Goodwill comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Corresponds Comprehensive to income the amount attributable paid to in non-controlling excess in the interests acquisition of investments and it is amortized based 289 on the expected 448 future 1) Amounts profitability that will not be or subsequently on its realization. reclassified to incarne. It is semiannually submitted to the asset impairment test with the adoption of an approach The accompanying that notes involves are an the integral identification part of these financial of cash-generating statements. units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of Goodwill and Intangible assets is described in Note 14. XIII—Intangible assets Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. XIV—Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders’ equity. XV—Insurance, pension plan and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 74

Consolidated Statement of Comprehensive lncome (ln millions of reais) Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 01/01 to 01/01 to Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue 03/31/2022 of the insurance 03/31/2021 policy or Consolidated in accordance net income with term of the insurance, through the establishment and reversal of a provision 7,032 for unearned 5,862 premiums Financial asseis and ai deferred available for selling sale expenses. Interest arising from fractioning of insurance premiums is 46 accounted for (1,506) as incurred Change .in Revenues fair value from pension contributions, gross revenue from premium bonds certificates (752 and) the respective (3,137) technical Tax effect provisions are recognized upon receipt. 410 1,369 Private (Gains) /pension lasses transferred plans to incarne statement 706 477 Tax effect (318) (215) Contracts Hedge that provide for retirement benefits after an accumulation period (known as PGBL, VGBL (60 and ) FGB) provide (393) a Cash guarantee, flow hedge at the commencement date of the contract, of the basis for calculating 5fV the retirement (336 benefit ) (mortality 639 table Change and inminimum fair value interest rates). The contracts specify the annuity rates and, therefore, the (581 insurance ) risk 1,210 is transferred Tax effect to the issuer from the start. These contracts are classified as insurance contracts. 245 (571) Insurance Hedge of nel premiums investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Insurance Tax effect premiums are recognized upon issue of an insurance policy or over the period of the contracts (268) in proportion 941 to Remeasurements the amount of of the liabililies insurance for post- employmenl coverage .benefits < 1l (4) 2 If Remeasuremenls there is evidence of impairment losses with respect to receivables for insurance 19 premiums, ITAÚ (5) UNIBANCO 2 HOLDING Tax effect CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis 1 of realization of Foreign insurance exchange premiums variation in receivable fore ign investments with installments overdue for over 60 days. (4,281) 1,382 Total other comprehensive income (4,299) (515) Reinsurance Total comprehensive income 2,733 5,347 InComprehensive the ordinary income course attributable of business, to the ITAÚ owners UNIBANCO of the parent company HOLDING CONSOLIDATED reinsures a portion 2,444 of the risks 4,899 underwritten, Comprehensive particularly income attributable property to and non -casualty controlling risks interests that exceed the maximum limits of responsibility289 that determine448 to be 1) Amounts appropriate that will not for be each subsequently segment reclassified and to incarne product . (after a study which considers size, experience, special features, and the capital The accompanying necessary notes to are support an integral these part of these limits) financial . These statements reinsurance . agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance contract liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability adequacy test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 75

XVI—Provisions, contingent assets and contingent liabilities Note Note 01/0101/01 to to 01/0101/01 to to 03/31/202203/31/2022 03/31/202103/31/2021 These are possible rights and potential obligations arising from past events for which realization depends on uncertain Consolidated Consolidated net net income income 7,0327,032 5,8625,862 future events. Financial Financial asseis asseis ai ai available available for for sale sale 4646 (1,506) (1,506) Contingent Change Change in in fair fair assets value value are not recognized in the Consolidated Balance Sheet, except when Management (752(752) ) of (3,137) (3,137) ITAÚ UNIBANCO Tax Tax effect effect HOLDING CONSOLIDATED considers that realization is practically certain. In general they 410410 correspond 1,3691,369 to lawsuits (Gains) (Gains) / / with lasses lasses favorable transferred transferred sentences to to incarne incarne statement statement in final and unappealable judgments and to the withdrawal of lawsuits 706706 as a result477477 of a Tax Tax settlement effect effect payment received or an agreement for set-off against an existing liability. (318(318) ) (215) (215) Hedge Hedge (60(60) ) (393) (393) These Cash Cash flow flow contingencies hedge hedge are evaluated based on Management’s best estimates, and are 5fV 5fV classified as: (336(336) ) 639639 Change Change • in in fair fair value value (581(581) ) 1,2101,210 Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions. Tax Tax effect effect 245245 (571(571) ) Hedge Hedge of of nel nel investmenl investmenl in in foreign foreign operation operation 5fV 5fV 276276 (1,032) (1,032) • Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded. Change Change in in fair fair value value 544544 (1,973) (1,973) Tax Tax effect effect which require neither a provision nor disclosure. (268) (268) 941941 • Remote: 11l Remeasurements Remeasurements of of liabililies liabililies for for post-employmenl post-employmenl benefits benefits < < l (4) (4) 22 The Remeasuremenls Remeasuremenls amount of deposits in guarantee is adjusted in compliance with current legislation. 1919 (5) (5) 22 Contingencies Tax Tax effect effect guaranteed by indemnity clauses in privatization processes and others, and with liquidity11 are recognized Foreign Foreign exchange exchange variation variation in in fore fore ign ign investments investments (4,281(4,281) ) 1,3821,382 upon judicial notification with simultaneous recognition of receivables, without any effect on results. Total Total other other comprehensive comprehensive income income (4,299) (4,299) (515) (515) Legal Total Total comprehensive comprehensive obligations, income income tax and social security obligations 2,7332,733 5,3475,347 Represented Comprehensive Comprehensive by income income amounts attributable attributable payable to to the the for owners owners tax liabilities, of of the the parent parent the company company legality or constitutionality of which are2,4442,444 subject to judicial 4,8994,899 Comprehensive Comprehensive income income attributable attributable to to non-controlling non-controlling interests interests 289289 448448 challenge, recognized for the full amount under discussion. 1)1) Amounts Amounts that that will will not not be be subsequently subsequently reclassified reclassified to to incarne. incarne. XVII The The accompanying accompanying - Allowance notes notes for are are an an financial integral integral part part guarantees of of these these financial financial provided statements. statements. Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. XVIII—Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. Itaú Unibanco Unibanco Holding S.A. – Complete Financial Statements Statements – March 31, 2022 76

XIX—Commissions and banking fees Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers Consolidated net income 7,032 5,862 services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING Financial asseis ai available for sale 46 (1,506) CONSOLIDATED Change in fair value expects to collect in exchange for those services. A five-step model is applied (752) to account (3,137) for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii)Tax determination effect of the transaction price; iv) allocation of the transaction price to the performance 410 obligations in1,369 the contract; (Gains) / lasses and v) transferred revenue to recognition, incarne statement when performance obligations agreed upon in agreements with 706 clients are met. 477 Incremental Tax effect costs and costs to fulfill agreements with clients are recognized as an expense as incurred. (318) (215) Hedge (60) (393) The Cash main flow services hedge provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are: 5fV (336) 639 Change • in fair value (581) 1,210 Tax effect Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for245 processing card (571) transactions, Hedge of nel investmenl annuities in charged foreign operation for the availability and management of credit card;5fV and the rental of Rede 276 machines. (1,032) Change in fair value 544 (1,973) Tax • effect Current account services: substantially comprised of current account maintenance fees,(268) according to each 941 service Remeasurements package of liabililies granted for to post-employmenl the customer; benefits transfers < 1l carried through TED/DOC, withdrawals from (4) demand deposit 2 account and money order. Remeasuremenls 19 (5) 2 Tax effect 1 • Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement Foreign exchange of securities variation in and fore ign intermediation investments of operations on stock exchanges. (4,281) 1,382 Total other comprehensive income (4,299) (515) Service Total comprehensive revenues related income to credit, debit, current account and economic, financial and brokerage 2,733 advisory cards5,347 are recognized Comprehensive when income said attributable services are to the provided. owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts • Funds that will not management: be subsequently reclassified refers to to incarne. fees charged for the management and performance of investment funds and consortia The accompanying administration. notes are an integral part of these financial statements. • Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided. • Collection services: refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. XX—Post-employment benefits Pension plans—defined benefit plans The liability or asset, as the case may be, is recognized in the consolidated balance sheet with respect to a defined benefit plan and corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized in liabilities as expense, when due. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 77

Other post-employment obligations Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and Consolidated net income 7,032 5,862 the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from Financial asseis ai available for sale 46 (1,506) changes Change in in fair practices value and variations in actuarial assumptions are recognized in Stockholders’ equity, (752) in the period (3,137) in which they occur. Tax effect 410 1,369 Note (Gains) 3 - / Business lasses transferred development to incarne statement 706 477 Itaú Tax effect Colombia S.A. (318) (215) CorpBanca Hedge (60) (393) ITAÚ Cash UNIBANCO flow hedge HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) 5fV and Itaú (336 Holding ) Colombia 639 S.AChange .S., acquired in fair value additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca (581 Colombia ) S1,210 .A.’s capital Tax effect for the amount of R$ 2,219, and now it holds 99.46%. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory Change in fair value 544 (1,973) authorizations Tax effect . (268) 941 Reduction Remeasurements of non of liabililies -controlling for post-employmenl interest in benefits XP Inc < 1l . (4) 2 Remeasuremenls 19 (5) 2 On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin- Tax effect 1 off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). Foreign exchange variation in fore ign investments (4,281) 1,382 On Total December other comprehensive 2 and 17, income 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, (4,299) of its investments (515) in XP Total INC, comprehensive through the income public offering on the Nasdaq, giving a result before taxes of R$ 4,001. Concurrently 2,733 with the sales, 5,347 XP Comprehensive INC completed income a public attributable offering to the (follow owners -on) of the which parent resulted company in the dilution of the interest held by 2,444 ITAÚ UNIBANCO 4,899 HOLDING, Comprehensive to 41 income .00% of attributable capital, to giving non-controlling a result in interests XP INC primary subscription of R$ 546. 289 448 Additionally, 1) Amounts that will on not May be subsequently 14, 2021, reclassified ITAÚ to incarne UNIBANCO . HOLDING sold 0.48% of its interest in XP INC, generating income before The accompanying taxes of notes R$ are 486 an . integral part of these financial statements. After a favorable opinion of the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. was 40.52%, which corresponded to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In General Meetings on October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, an ownership interest of XP INC. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. Itaú CorpBanca ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. At the Extraordinary Stockholders’ Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 78

UNIBANCO ITAÚ UNIBANCO HOLDING HOLDING subscribed S.A. the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R Consolidated $ 4,296), then Statement holding of Comprehensive 56.60% of the lncome capital of ITAÚ CORPBANCA. (ln millions of reais) On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 Note 01/01 to 01/01 to shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then 03/31/2022 holding 55.96%. 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Hedge (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 79

Note ITAÚ UNIBANCO 4 - Interbank HOLDING 5.A. investments Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 12/31/2021 Attributed to owners of the parent company O -30 31—180 181—365 Over 365 Other days comprehensive Total incarne % Total Total Total % stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling Money market 151 ,750 15,380 securities empl169 oyment foreign 167,300 lasses—68.8% company 166,931 inte rests 68.4% Adjustments PJ Hedge (2l Collateral held (1l benefits investments 35,399 1,842 167 37 ,409 15.4% 41 ,702 17.1% BalCo ance ll ateral at 01 /01 rep /2021ledge 97 115,567 ,148 (907) 7,029 2,323 40,734 472 2(1,531) 122,598 6,273 (7,919) 50.4% 136,593 114,446 11 ,113 46 147,706 .9% Transactions with owners 374 (302) 72 505 577 Resutt Asse of deis live received ry of treasury shares as collateral with right to sell or repledge 15 7,875 374 7,029 192 14,904 6 .1% 566 26 ,852 11.0% 566 Recognilion of share-based payment plans (494) (494) (494) Asseis received as collateral without rig ht to sell or repledge 107,692 2 107,694 44 .3% 87 ,594 35 .9% (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher Short position 784 6,509 (1) 7,293 3.0% (1) 10,783 4.4% (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Money di market vidends and and lnlerest lnterbank on capital deposits—assets guaranteeing 1,827 1,827 0.8% 73 731,524 0.6% 73 T technical otal comprehensive provisions incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 Co nsolidated net income 5,414 5,414 448 5,862 lnterbank other comprehensive deposits incarne 46,044 8,117 3,713 (1,506) 6,1 39 64,013 1,382 (393) 26.3% (515) 69,661 28.6% (515) Appropriations Voluntary investments with the Central Bank of Brazil 10,000 10,000 4.1% 5,800 2.4% Legal reserve 270 (270) Total (2l Statutory reserves 209,621 23 ,497 3,784 3,714 6,308 243,140 100.0% (3 ,784) 243,916 100.0% % Oi vidends per ma tu rity date 86.2% 9.7% 1.5% 2.6% 100.0% (439) (439) (87) (526) lnterest on ca pital (994) (994) (994) Balance Total at 12/31/2021 03/3112021 15 97,148 197,856 (533) 33,568 2,021 44,953 5,840 (1 ,034) 6,652(1,529) 243,916 7,655 (8,312) 140,369 11 ,979 152,348 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 % per matu rity date 81 .1% 13.8% 2.4% 2.7% 100.0% Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions 1) lncludes with R$ owners 4,792 (R$ 9,266 at 12/31 /2021) related to Money market—Assets received as coll ateral wi 449 th ri ght to se (335) ll or replage, in wh ich securities are restri cted to guarantee transactions at the B3 S.A.—Br114 asil, Bolsa, (1,501) Balcão (B3)(1 ,and 387) BAC ResuE lt of N. de livery of treaswy shares 15 449 62 511 511 2) Recognilion lncludes of a shar secu e-based rities payment valuat plans ion allowance in the amount of R$ (50) (R$ (57) at 12/31 /2021). (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) In other ITAÚ t3l UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held, 40 amounting to R$ 7,613 (R$ 7,429 at 12/31/2021) with 40 maturity up to 40 Unclaimed dividends and lnterest on capital 77 77 77 30 Total comprehensive days, Interbank income deposits amounting to R$ 6,569 (R$ 7,087 at 12/31/2021) with maturity from 31 46 to 180 days, (4) R$(4 6,380 ,281) (R$ (60) 7,843 6,743 at 12/31/2021) 2,444 with 289 maturity 2,733 Co nsohdated net income 6,743 6,743 289 7,032 from other comprehensive 181 to income 365 days and R$ 30,595 (R$ 43,393 at 12/31/2021) with maturity over 365 days. 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 80

Note ITAÚ UNIBANCO 5— Securities HOLDING 5.A. and derivative financial instruments (assets and liabilities) Consolidated Statement of Changes in Stockholders’ Equity a) (ln millions Summary ot reais) per maturity Attributed to owners of the parent company Other comprehensive incarne Total Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 03/31/2022 benefits investments 12/31/2021 Balance at 01 /01 /2021 Adjustment to fair97 value ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions with owners reflected in: 374 (302) 72 505 577 Cosi Fairvalue % O—30 31 - 90 91 - 180 181 - 365 366 - 720 Over720 days Fairvalue Resutt of delive ry of treasury shares 15 Stockholders’ 374 192 566 566 Incarne equity Recognilion of share-based payment plans (494) (494) (494) Government (lncrease) / Decrease securities to lhe owners —Brazil of lhe pa rent company 234,053 15 (327) (1 ,590) 232,136 31.9% 19,117 44 32,409 19,922 49 ,024 111 ,620 505 232,781 505 Olher Fina ncial treasury bills 23 ,836 1 1 23 ,838 3.3% (1) 7,994 993 4,786 (1) 10,065 27,835 (1) National treasury bills 67 ,462 (149) (65) 67 ,248 9.2% 19,103 2,625 11 ,039 25,11 7 9,364 65 ,440 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 National treasury notes 99 ,685 (133) (1,385) 98 ,167 13.5% 14 44 21 ,790 3,201 19,117 54,001 88 ,049 Unclaimed dividends and lnlerest on capital 73 73 73 Tot National al comprehensive treasury incarne / Secu ritization 105 20 125 (1,506) 1,382 (393) 5,414 4,899 125 448 5,347 140 Co Brazi nsolidated lian exte net income rnai deb t bonds 42 ,965 (46) (161) 42 ,758 5.9% 4,689 5,414 4 5,414 38 ,065 448 51,317 5,862 Government securities—abroad 65,875 (40) (262) 65,573 9.1% 16,448 11 ,204 7,306 14,035 6,652 9,928 60,626 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Argentina 2,615 4 1 2,620 0.4% 1,463 232 220 627 19 59 1,336 Appropriations Ch ile 21 ,790 (153) 21 ,637 3.0% 10,338 4,130 1 312 325 6,531 21,391 Legal Colomb reserve ia 3,356 (11) (131) 3,214 0.4% 270 138 507 78 352 (270) 2,139 3,831 Statutory Korea reserves 8,685 8,685 1.2% 3,784 241 891 2,157 2,410 (3 ,784) 2,169 817 5,604 Oi Spa vidends in 7,990 7,990 1.1% 507 4,537 (439) 2,946 (439) (87) 6,132 (526) lnterest United on States ca pital 6,272 (31) (3) 6,238 0.9% 1,924 1,735 1,707 846 (994) (994) 26 7,190 (994) Mexico 10,781 (1) (27) 10,753 1.5% 1,306 2,720 1,943 4,772 12 12,408 Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Paraguay 3,053 (1) 50 3,102 0.4% 388 569 526 131 1,190 298 1,469 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance Peru at 01 /01 /2022 6 90,729 (528) 6 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 6,022 155,576 7 Uruguay 1,327 1 1,328 0.2% 650 420 167 48 3 40 1,258 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Corporate securities 158,068 (382) (1 ,547) 156,139 21.6% 17,436 5,980 4,895 7,406 16,776 103,646 146,395 Resu Shares lt of de livery of treaswy shares 12 ,395 15 (1 14) (972) 449 11,309 62 1.6% 11 ,309 511 7,725 511 Recognilion Ru ral prod ofuct shar note e-based payment plans 15,327 78 15,405 (397) 2.1% 734 1,711 1,341 3,011 1,002 (397) 7,606 12,753 (397) (lncrease) Bank deposit / Decrease certificates to lhe owners of lhe pa renl company 238 15 (1) 237 56 12 38 74 54 (1,50 3 1) (1,501) 310 Corporate Real estale reorganization receivab les certificates 4,708 2cXIV, 3 (13) (43) 4,652 0.6% (882) 3 14 73 (882) 4,562 4,702 (882) other Fund t3l quotas 12,225 28 12,253 1.7% 40 3,967 169 3,650 40 4,467 10,218 40 Unclaimed Credit dividends rights and lnterest on capital 8,623 8,623 1.2% 337 169 77 3,650 77 4,467 6,916 77 TotalFixed comprehensive incarne income 2,121 2,121 0.3% 2,121 46 (4) (4 ,281) (60) 6,743 2,444 289 2,359 2,733 Varia ble incarne 1,481 28 1,509 0.2% 1,509 943 Co nsohdated net income 6,743 6,743 289 7,032 othe Debentures r comprehensive income 90 ,606 (128) (652) 89 ,826 12.4% 13 46 3,383 (4) (4,28 1,520 1) (60) 968 7,458(4,299) 76,484 88,350 (4,299) Eurobonds and other 9,207 (79) (23) 9,105 1.3% 221 397 823 1,919 1,688 4,057 10,206 Appropriations Fina ncial bills 2,806 (20) 1 2,787 0.4% 3 108 10 533 985 1,148 2,729 Legal Promissory reserve and commercial notes 8,305 (1) 37 8,341 1.2% 350 1,130 196 823 885 (350) 1,675 3,632 7,487 Statutory Other reserves 2,251 (55) 28 2,224 0.3% 4,516 3 1 340 2 (4 ,516) 191 1,687 1,915 PGBL Dividends / VGBL fund quotas”’ 200 ,491 200,491 27.4% 200,491 (301) 197,648 (301) Subtotal lnteresl on -ca securities pital 658 ,487 (749) (3,399) 654,339 90.1% 253,492 17,228 44,610 41,363 (1 ,954) 72 ,452(1 ,954) 225,194 637,450 (1 ,954) Balance Trading at secu 03/31 /2022 rities 355 ,244 15 (749) 90,729 (79) 354,495 1,912 4861 .8% ,082 230,677 (2,217) (1810 ,490) 1,729 27,834 (7 ,273) 10,018 34 ,270 144,393 50,886 9,509 329 153,902 ,640 Change Available in the for period sale securities 160 ,331 (3,399) 449 156 ,932 (335) 21.6% 4,024 22 ,436 46 15,096 (4) (4,281) 14,034 (60) 11 ,956 13,909 (161) 79 ,501 (1,513) 162,503 (1,674) Held to maturity secu rities tLJ 142 ,912 142,912 19.7% 379 1,322 2,742 19,389 24 ,273 94,807 145,307 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) Derivative lncludes Cash flow financial hedge and instruments hedge of net investment in foreign operation. 46,131 25,892 72 ,023 10.0% 10,259 8,775 6,849 14,382 8,374 23,384 68,856 3) Total lncludes securities the effects of the and adoption derivative ofCMN Resolution financial No. 4,817/20 instruments (Note 2a). 704,618 25,143 (3,399) 726,362 100.0% 263,751 26,003 51 ,459 55,745 80 ,826 248,578 706,306 assets The accompanying notes are an integral part of these fi nancial stalements. Derivative financial instruments {liabilities) {45,069) {19,594) {64,663) {10,782) {9 ,244) {3 ,943) {13,064) {7 ,037) {20,593) {63,969) 1) The PGBL and VGBL plans securities portfolios, the ownersh ip and embedded risks of which are the customer’s responsi bility, are recorded as securities—trading securities, with a counterparty to liabili ties in Pension Plan Technical Provisions account (Note 8a). 2) Unrecorded adjustment to fair value in the amount of R$ (2,063) (R$ (477) at 12/31 /202 1), according to Note 5e. During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (36) (R$ (190) from 01/01 to 03/31/2021) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ (34) (R$ 1,183 from 01/01 to 03/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 81

b) ITAÚ UNIBANCO Summary HOLDING by 5.A. portfolio Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 Attributed to owners of the parent company Restricted to Other comprehensive incarne Assets guaranteeing Total Total Derivative financial stockholders’ stockhalders’ Own portfolio technical provisions Total Note Treasury Repurchase Capital Revenue Available Pledged for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital Free portfolio Central Bank instruments of liabilities of post- adjustments of of the parent controlling shares agreements reserves reserves guarantees securities 111 lasses—earnings employment foreign 2 company interests Adjustments PJ benefits investments Hedge ( l Note 8b Bal Government ance at 01 /01 securities /2021 —Brazil 94,929 97 ,148 (907) 83,590 2,323 32,600 40,734 4727,486 (1,531) 6 6,273 (7,919) 136,593 13,525 11 ,113 232,136 147,706 Transactions Financial with treasury owners bills 19,645 374 1,540 (302) 810 72 1,843 505 23,838 577 Resutt Nationa of delli treasury ve ry of treasury bills shares 15 48, 146 374 12,427 192 6,382 6 566 287 67 ,248 566 Recognilion Nationa l of treasury share-based notes payment plans 16,712 69,623 (494) 143 294 (494)11 ,395 98,1 (494) 67 (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Nationa l treasury / Securitization 125 125 Olher (1) (1) (1) Reversai Brazilian of Di vi externai dends or lnterest debt bonds on capital—declared after previous period 10,301 32 ,457 166 166 42 ,758 166 Government securities—abroad 50,687 6,263 459 8,155 9 65,573 Unclaimed dividends and lnlerest on capital 73 73 73 TotArgenti al comprehensive na incarne 2,384 73 (1,506) 163 1,382 (393) 5,414 4,899 448 2,620 5,347 Co Chile nsolidated net income 15,986 5,614 37 5,414 5,414 448 21 ,637 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Colombia 2,549 459 206 3,214 Appropriations Legal Korea reserve 6,999 270 1,686 (270) 8,685 Spain 5,775 2,215 7,990 Statutory reserves 3,784 (3 ,784) Oi United vidends States 5,538 700 (439) (439) (87) 6,238 (526) lnterest Mexico on ca pital 7,616 3,137 (994) (994) 10,753 (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Paraguay 2,507 576 10 9 3,102 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance Peru at 01 /01 /2022 90,729 6 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 6 Transactions Uruguay with owners 1,327 449 (335) 114 (1,501) 1,328 (1 ,387) Corporate Result of deli very securities of treaswy shares 15 87,235 449 25,779 62 192 38,062 511 4,871 156,139 511 Recognilion Shares of share-based payment plans 10,547 (397) 3 (397) 759 11 ,309 (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Rura l product note 15,405 15,405 Corporate reorganization 2cXIV, 3 (882) (882) (882) Bank 3 deposit certificates 152 85 237 other t l 40 40 40 Unclaimed Real estate dividends receivables and lnterest certificates on capital 4,641 77 77 11 4,652 77 Total Fund comprehensive quotas income 11 ,909 46 (4) (4 ,281) (60) 6,743 2,444 344 289 12,253 2,733 Co nsohdated Cred it rights net income 8,439 6,743 6,743 184 289 8,623 7,032 othe Fi rxed comprehensive incarne income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations 1,961 160 2,121 Variab le incarne 1,509 1,509 Legal reserve 350 (350) Statutory Debentures reserves 26,698 25,777 4,516 35,467 (4 ,516) 1,884 89,826 Dividends Eurobonds and other 8,909 2 192 2 (301) 9,105 (301) lnteresl Financial on ca bills pital 1,233 (1 ,954) (1 ,954) 1,554 2,787 (1 ,954) Balance Prom at issory 03/31 and /2022 commercia l notes 15 5,517 90,729 (79) 1,912 61 ,082 (2,217)2,592 (1 ,490) 1,729 (7 ,273) 144,393 232 9,509 8, 153, 34 902 1 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) Other 2,224 2,224 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) PGBL lncludes / Cash VGBL flow fund hedge and quotas hedge of net investment in foreign operation. 200,491 200,491 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Subtotal—securities 232,851 115,632 33,251 53,703 6 218,896 654,339 The Trading accompan secu ying not rities es are an integral part of these fi nancial stalements. 73 ,884 70,415 581 2,399 6 207,210 354 ,495 Available for sale secu rities 92,299 35,041 2,854 18,658 8,080 156,932 Held to maturity securities 66,668 10,176 29,816 32 ,646 3,606 142,912 Derivative financial instruments 72,023 72 ,023 Total securities and derivative finan cial instruments (assets) 232,851 115,632 33,251 53,703 6 72,023 218,896 726,362 Total securities and derivative financial instruments (assets) • 12/31/2021 247,666 104,941 39,941 29,1 02 5 68,856 21 5,795 706,306 1) Represent securities deposited with Contingent Liabilities (Note 9d), Stock Exchanges and the Clearing Houses. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 82

c) ITAÚTrading UNIBANCO HOLDING securities 5.A. Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) See below the cornposition of the portfolio of trading securities by type, stated at cost and fa ir value and by rnatu rity term. Attributed to owners of the parent company 03/31/2022 Other comprehensive incarne Total Total 12/31/2021 stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Adjustment to Capital of liabilities of post- adjustments of of the parent controlling shares reserves reserves securities lasses—earnings Cosi fair value (in Fairvalue % O - 30 31 - 90 empl 91 oy -ment 180 foreign 181 - 365 2366 - 720 Over company 720 daysinte rests Fair value Adjustments PJ benefits investments Hedge ( l incarne) Bal Government ance at 01 /01 /2021 securities - Brazil 121 ,042 (327) 97 ,148 120,715 (907) 34.0% 2,323 19,012 40,734 472 44 (26,103 1,531) 6,273 7,326 (7,919) 28,832 136,593 39,398 11 ,113 102,755 147,706 Transactions with owners 374 (302) 72 505 577 Resutt Financial of delive treasury ry of treasury bills shares 19,850 15 1 19,851 374 5.6% 192 4,008 993 4,785 566 10,065 23,888 566 Recognilion National of treasury share-based b payment ills plans 33,127 (149) 32,978 9.3% (494) 18,998 2,567 3,107 6,051 (494) 2,255 29,61 (494) 4 (lnc Na reti ase) onal / Decrease treasury to lhe notes owners of lhe pa rent company 66,433 (133) 15 66,300 18.6% 14 44 19,528 3,201 17,992 25 ,521 505 46,872 505 Olher Brazilian externai debt bonds 1,632 (46) 1,586 0.5% (1) 25 4 (1) 1,557 2,381 (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Government dividends and securities lnlerest on capital - abroad 5,534 (40) 5,494 1.5% 2,631 115 922 1,142 81 73 73 603 5,064 73 TotArgen al comprehensive tina incarne 1,972 4 1,976 0.5% 1,463 (1,506) 33 79 1,382 344 (393) 19 5,414 4,899 38 448 931 5,347 Co Ch nsolidated ile net income 671 671 0.2% 405 155 51 5,414 5,414 59 448 378 5,862 other Colom comprehensive bia incarne 491 (1 1) 480 0.1% (1,506) 4 1,382 24 (393) (515) 452 1,059 (515) Appropriations United States 2,100 (3 1) 2,069 0.6% 618 831 594 26 2,599 Legal reserve 270 (270) Statutory Mexico reserves 13 (1) 12 3,784 (3 ,784) 12 19 Oi Paraguay vidends 12 (1) 11 8 (439) (439) 3 (87) (526) 10 lnterest on ca pital (994) (994) (994) Peru 6 6 6 7 Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Uruguay 269 269 0.1% 145 78 11 25 3 7 61 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance Corporate at 01 / 01 securi /2022 ties 28,177 (382) 90,729 27,795 (528) 8.0% 2,247 8,543 57,058 (2,263) 651 (1,486) 809 6,010 1,550 (7,213) 5,357 144,554 10,885 11 ,022 24,173 155,576 Transactions Shares with owners 4,781 (114) 4,667 449 1.3% (335) 4,667 114 (1,501) 2,852 (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 Bank deposit certificates 181 181 0.1% 54 6 69 51 182 Recognilion of share-based payment plans (397) (397) (397) Real estale rece ivables certificates 260 (13) 247 0.1% 11 5 231 135 (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate Fund reorganization quotas 12,051 2cXIV, 28 3 12,079 3.4% 3,793 (882) 169 3,650 (882) 4,467 10,012 (882) otherCredit t3l rights 8,623 8,623 2.4% 337 40 169 3,650 40 4,467 6,916 40 Unclaimed dividends and lnterest on capital 77 77 77 Fixed incarne 1,947 1,947 0.6% 1,947 2,153 Total Variable comprehensive incarne income 1,481 28 1,509 0.4% 1,509 46 (4) (4 ,281) (60) 6,743 2,444 289 943 2,733 Co nsohdated net income 6,743 6,743 289 7,032 othe Debentures r comprehensive income 3,247 (128) 3,119 0.9% 2 11 46 (4)82 (4,281) 123 (60) 334 (4,299) 2,567 3,231 (4,299) Appropriations Eurobonds and other 4,975 (79) 4,896 1.4% 9 361 387 1,135 878 2, 126 5,441 Legal Financ reserve ia l bills 1,677 (20) 1,657 0.5% 3350 108 10 194 389 (350) 953 1,632 Statutory Financ reserves ial bills 251 (1) 250 0.1% 12 4,516 3 16 43 (4 ,516) 176 230 Dividends (301) (301) lnteresl Other on ca pital 754 (55) 699 0.2% 3 321 2 (17 ,954) (1 ,954) 365 (1458 ,954) Balance PGBL at / VGBL 03/31 /2022 fund quotas 200,491 15 90,729 200,491 (79) 56.5% 1,912 200,491 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 197,648 153,902 Change Total in the period 355,244 (749) 354,495 449 100.0% (335) 230,677 4,024 810 46 27,834 (4) (4,281) 10,018 (60) 34,270 (161) 50,886 (1,513) 329,640 (1,674) 1) % lncludes per maturity the share in 0t date her Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 65.0% 0.2% 7.9% 2.8% 9.7% 14.4% 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Total 12/31/2021 331 ,452 (1 ,812) 329,640 100.0% 206,861 2,868 3,469 23,941 43,485 49,016 The % accompan per matur ying nity otes date are an integral part of these fi nancial stalements. 62.7% 0.9% 1.1% 7.2% 13.2% 14.9% At 03/31/2022, ITAÚ UNIBANCO HOLDING’s portfolio comprises National Treasury Notes in the amount of R$ 150 with maturity over 365 days (R$ 160 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 83

d) ITAÚAvailable UNIBANCO HOLDING for 5.A. sale securities Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 12/31/2021 Attributed to owners of the parent company Adjustments to fair Other comprehensive incarne Total Total Cosi value (i n Fair value % O—30 31—90 91—180 181—365 366—720 stockholders’ Over 720 days stockhalders’ Fairvalue stockholders’ equity) Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l Government securities—Brazil 34,610 (1 ,590) 33,020 21.0% 105 benefits 6,306 investments 437 1,904 24,268 45,456 Bal Financial ance at 01 /treasury 01 /2021 bills 3,986 973,987 ,148 (907) 2.5% 2,323 40,734 472 (1,531) 3,986 6,273 (7,919) 136,593 11 ,113 147,706 3,947 Transactions with owners 374 (302) 72 505 577 National treasury bills 1,006 (65) 941 0.6% 105 58 778 3,168 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion National of treasury share-based notes payment plans 25 ,665 (1,385) 24,280 15.4% (494) 2,262 1,125 (494)20 ,893 33,661 (494) (lnc Nation rease) al / Decrease treasury to lhe / Securitizalion owners of lhe pa rent company 105 15 20 125 0.1% 125 505 140 505 Olher (1) (1) (1) Brazilian externai debl bonds 3,848 (161) 3,687 2.4% 437 3,250 4,540 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Government Unclaimed dividends securities and lnlerest on - capital abroad 38,011 (262) 37,749 24.2% 13,438 9,770 3,642 5,666 1,456 73 73 3,777 37,135 73 TotGerrnany al comprehensive incarne 643 644 0.4% (1,506) 199 141 1,382 283 (393) 5,414 4,899 21 448 5,347 405 Co nsolidated net income 5,414 5,414 448 5,862 other Chile comprehensive incarne 16,406 (153) 16,253 10.4% 9,933 4,130 (1,506) 1,382 157 (393) 274 (515) 1,759 15,269 (515) Appropriations Legal Col omb reserve ia 1,941 (131) 1,810 1.2% 270 75 48 (270) 1,687 1,847 Statutory United reserves States 4,172 (3) 4,169 2.7% 1,306 3,784 1,735 876 252 (3 ,784) 4,591 Oividends (439) (439) (87) (526) Mexico 10,768 (27) 10,741 6.8% 1,306 2,720 1,943 4,772 12,389 lnterest on ca pital (994) (994) (994) Balance Paraguay at 03/3112021 3,041 15 50 97,148 3,091 (533) 20% 2,021 388 44,953 (1 ,034) 569 (1,529) 526 7,655 131 (8,312) 1,182 140,369 295 11 ,979 152,348 1,459 Change Uruguay in the period 1,040 1 1,041 374 0.7% (302) 505 4,219 (1,506) 342 2 156 1,382 23 (393) 3,776 15 866 1,175 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Corporate Transactions with secur ownersities 87,710 (1 ,547) 86,163 449 54.8% (335) 8,893 5,326 4,086 5,853 10,549 114 51 ,456 (1,501) 79(1 ,912 ,387) Resu Shares lt of de livery of treaswy shares 7,614 (972) 15 6,642 449 4.2% 62 6,642 511 4,873 511 Recognilion of share-based payment plans (397) (397) (397) Rural product note 15,327 78 15,405 9.8% 734 1,711 1,341 3,011 1,002 7,606 12,753 (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate Bank reorganization deposrt certificates 57 2cXIV, (1) 3 56 (882) 2 11 32 5 3 (882) 3 128 (882) other t3l 40 40 40 Real estale receivables certificates 1,056 (43) 1,01 3 0.7% 1,013 1,032 Unclaimed dividends and lnterest on capital 77 77 77 Total Fu comprehensive nd quotas income oi fixed income 174 174 0.1% 174 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 206 Co Debentures nsohdated net income 48 ,574 (652) 47,922 30.4% 11 3,372 1,438 845 6,326 6,743 6,743 35 ,930 289 46,344 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Eurobonds and other 4,228 (23) 4,205 2.7% 212 36 436 784 806 1,931 4,765 Legal reserve 350 (350) Financial bills 1,129 1,130 0.7% 339 596 195 1,097 Statutory reserves 4,516 (4 ,516) Dividends Prornissory and cornrnercial notes 8,054 37 8,091 5.2% 1,11 8 196 820 869 1,632 3,456 (301) 7,257 (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) other 1,497 28 1,525 1 0% 19 184 1,322 1,457 Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change Total in the period 160,331 (3,399) 156,932 449 100.0% (335) 22,436 4,024 15,096 46 14,034 (4) (4,281) 11 ,956 (60) 13,909 (161) 79,501 (1,513) 162, (1,674) 503 1) % lncludes per rnaturrty the share in 0t date her Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 14.3% 9.6% 8.9% 7.6% 8.9% 50 .7% 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Total 12/31 /2021 165,860 (3,357) 162,503 100.0% 19,465 12,024 11 ,439 20,134 12,932 86,509 The accompanying notes are an integral part of these fi nancial stalements. % per rnaturrty date 12 0% 7.4% 7.0% 12.4% 8.0% 53.2% Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 84

e) ITAÚHeld UNIBANCO to HOLDING maturity 5.A. securities Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (1,177) (R$ (783) at 12/31/2021) referring to the adjustment to fair value of securities Attributed to reclassified owners of the parent company from Available for sale to Held to maturity. Other comprehensive incarne Total Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital 03/31/2022 of liabilities of post- adjustments of 12/31/2021 shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Over 720 Cosi % O -30 31 -90 91 -180 181—365 366—720 days Fair value Cosi Fairvalue Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions Government with owners securities - Brazil 78,401 54.8% 374 (302) 12,159 18,288 47,954 77,309 72 84,570 505 84,789 577 Resutt of delive ry of treasury shares 15 374 192 566 566 National treasury bills 33,329 23.3% 7,932 18,288 7,109 31,931 32,658 31,548 Recognilion of share-based payment plans (494) (494) (494) (lnc National rease) / Decrease treasu to ry l he notes owners of lhe pa rent company 7,587 5.15 3% 7,587 8,296 7,516 505 8,11 505 9 Olher Brazi lian externai debt bonds 37,485 26.2% (1) 4,227 33,258 37 ,082 (1) 44,396 45, 122 (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Government securities—abroad 22,330 15.7% 379 1,319 2,742 7,227 5,115 5,548 22,185 18,427 18,423 Unclaimed dividends and lnlerest on capital 73 73 73 Tot Ch al comprehensive ile incarne 4,713 3.3% (1,506) 1,382 4,713 (393) 4,713 5,414 4,899 5,744 448 5,744 5,347 Co nsolidated net income 5,414 5,414 448 5,862 Colombia 924 0.7% 138 428 78 280 911 925 913 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Appropriations Korea 8,685 6.1% 241 891 2,157 2,410 2,169 817 8,620 5,604 5,604 Legal Spain reserve 7,990 5.6% 507 270 4,537 2,946 7,914 (270) 6,132 6,128 Statutory reserves 3,784 (3 ,784) Uruguay 18 18 27 22 34 Oividends (439) (439) (87) (526) Corporate lnterest on ca pi securities tal 42,181 29.5% 3 3 870 41 ,305 41 ,355 (994) (994) 42,310 41,618 (994) Balance Real at estale 03/3112021 receivables certificates 3 ,392 2.4% 15 97,148 (533) 3 2,021 44,953 (1 ,034) 3 (1,529) 68 7,655 3,318(8,312) 3,278 140,369 3,535 11 ,979 3,368 152,348 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance Debentures at 01 /01 /2022 38,785 27.1% 90,729 (528) 2,247 57,058 (2,263) (1,486) 798 6,010 37,987(7,213) 38,073 144,554 38,775 11 ,022 38,250 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Eurobonds and other 4 4 4 Result of delivery of treaswy shares 15 449 62 511 511 Total Recognilion of share-based payment plans 142,912 100.0% 379 1,322 (397) 2,742 19,389 24,273 94,807 140,849 (397) 145,307 144,830 (397) % (lncrease) per maturity / Decrease date to lhe owners of lhe pa renl company 15 0.3% 0.9% 1.9% 13.6% 17.0% 66.3% (1,501) (1,501) Corporate Total -12/31/2021 reorganization 2cXIV, 3 (882) (882) (882) 3 145,307 100.0% 41 213 1,729 8,329 15,404 119,591 144,830 other t l 40 40 40 Unclaimed % per maturity dividends and date lnterest on capital 0.1% 0.1% 1.2% 5.7% 10.6% 82 .3% 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 85

f) ITAÚ Derivative UNIBANCO financial HOLDING instruments S.A. ITAÚ Consolidated UNIBANCO Statement HOLDING of Comprehensive CONSOLIDATED lncome trades in derivative financial instruments with various counterparties to manage (ln millions of its reais) overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at Note 01/01 to 01/01 to a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional 03/31/2022 amount 03/31/2021 represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy Consolidated or sell commodities net income (mainly gold, coffee and orange juice) on a future date, at an agreed price, 7,032 which are settled 5,862 in cash. Financial The asseis notional ai available amount for sale represents the quantity of such commodities multiplied by the future price 46 on the contract (1,506) date. Change Daily in fair cash value settlements of price movements are made for all instruments. (752) (3,137) Tax effect to exchange payments on a specified future 410 1,369 Forwards (Gains) / lasses – Interest transferred rate to incarne forward statement contracts are agreements 706 date, based 477 on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts Tax effect (318) (215) represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an Hedge (60) (393) agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument Cash flow hedge 5fV (336) 639 on a Change future in date fair value at an agreed price and are settled in cash. (581) 1,210 Swaps Tax effect – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future 245 date or dates (571) the Hedge differentials of nel investmenl between in foreign two operation specific financial indices (either two different interest 5fV rates in a single 276 currency or (1,032) two different Change rates in fair value each in a different currency), as applied to a notional principal amount. Swap contracts 544 shown under (1,973) Other Tax in effect the table below correspond substantially to inflation rate swap contracts. (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument Remeasuremenls within a limited time, including a flow of interest, foreign currencies, commodities, 19 or financial (5) instruments at 2 an Tax agreed effect price that may also be settled in cash, based on the differential between specific indices. 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Credit Total other Derivatives comprehensive – Credit income derivatives are financial instruments with value deriving from the credit (4,299) risk on debt issued (515) by Total a comprehensive third party (the income reference entity), which permits one party (the buyer of the hedge) to transfer 2,733 the risk to5,347 the counterparty Comprehensive (the income seller attributable of the hedge) to the . The owners seller of the of parent the hedge company must pay out as provided for in the contract 2,444 if the reference 4,899 entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a Comprehensive income attributable to non-controlling interests 289 448 premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract 1) Amounts that will not be subsequently reclassified to incarne. undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional The accompanying notes are an integral part of these financial statements. amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 3,867(R$ 4,206 at 12/31/2021) and was basically comprised of cash deposits. Further information on parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 86

IITAÚ - UNIBANCO Derivatives HOLDING 5.A. Summary Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) See below the cornposition oi the Derivative financial instrurnents portfolio (assets and lia bilities) by type oi instrurnent, stated at cost, fair va lue and rnatu rity date. Attributed to owners of the parent company 03/31/2022 12/31/2021 Other comprehensive incarne Total Total Adjustrnents to fair stockholders’ stockhalders’ Note Treasury Capital Revenue Remeasurements Conversion Retained equity- owners equity- non Total Cosi value (in incarne / Fairvalue % O -30 Available for 31 sale -90 91—180 181Gains -365 and 366—720 Over 720 days Fair value Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling stockholders’ equity) securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Asseis Bal Swaps ance at—adjustrnent 01 /01 /2021 receivable 14,109 24,240 97 ,148 38,349 (907) 53.3% 2,323 40,734 311 472 951 (1,531) 1,961 6,273 6,576 (7,919) 6,640 136,593 21,910 11 ,113 38,013 147,706 Transactions with owners 374 (302) 72 505 577 Op Resutt tion of agreernents delive ry of treasury shares 12 ,843 1,054 13,897 374 19 .3% 192 1,883 5,547 1,599 3,631 437 800 21,230 566 15 566 Forwards Recognilion of share-based payment plans 7,260 553 7,813 10.8% (494) 5,728 442 977 663 3 (494) 2,(494) 941 (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Credit derivatíves 181 (15) 166 0 .2% 2 9 18 137 242 Olher (1) (1) (1) NDF—Non De liverable Forward 11,591 (155) 11,436 15.9% 2,167 1,828 2,299 3,500 1,258 384 5,943 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Other der diivative vidends and finan lnle ci rest al instrurnents on capital 147 215 362 0.5% 170 5 13 3 73 18 73 153 487 73 T Total otal comprehensive incarne 46 ,131 25,892 72,023 100.0% 10,259 (1,506) 8,775 6,849 1,382 14,382 (393) 5,414 8,374 4,899 23,384 448 68,856 5,347 Co nsolidated net income 5,414 5,414 448 5,862 % other per comprehensive maturity date inca rne 14.3% (1,506) 12.2% 9.5% 1,382 20.(393) 0% 11.6% (515) 32.4% (515) Appropriations Total 12/31/2021 41 ,857 26 ,999 68,856 100.0% 15,337 6,161 6,029 5,628 8,831 26,870 Legal reserve 270 (270) % per maturity date 22.4% 8.9% 8.8% 8.2% 12.8% 38.9% Statutory reserves 3,784 (3 ,784) Oividends (439) (439) (87) (526) lnterest on ca pital 03/31/2022 (994) (994) 12/31/2021 (994) Balance at 03/3112021 Adjustrnents 15 to fair 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change in the period Cosi value (in incarne / Fairvalue 374% (302) O -4,219 30 (31 1,506) -90 91 2—180 1,382181 -365 (393) 366—720 Over 3,776 720 days 866Fair value 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 stockholders’ equity) Transactions with owners 449 (335) 114 (1,501) (1 ,387) Liabilities Result of de livery of treaswy shares 15 449 62 511 511 Swaps Recognilion —adjustrnent of share-based payable payment plans (12,550) (18 ,168) (30,7 18) 47(397) .4% (137) (713) (1,279) (4 ,753) (5,318) (397)(18 ,5 18) (34,646) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate Option agreements reorganization (16,728) 2cXIV, 3 (1,225) (17,953) 27.8% (882) (3 ,031) (6 ,920) (657) (5 ,195) (807) (882) (1,343) (23,312) (882) other t3l 40 40 40 Forwards (5,308) (619) (5 ,927) 9.2% (5,923) (1) (3) (762) Unclaimed Credit de dividends rivatives and lnterest on capital (170) 50 (120) 0 .2% (1) (1) (3) 77 (2) 77 (113) (198) 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 NCo DF nsohdated —Non Delive net income ra b le Forward (10,137) 401 (9 ,736) 15.1% (1 ,676) (1,603) (1,997) (3,074) 6,743 (875) 6,743 (5 11 ) 289 (4,896) 7,032 Other other comprehensive derivative fi nancial income instruments (176) (33) (209) 0 .3% (15) 46 (6) (4) (9)(4,281) (36) (60) (35) (4,299) (108) (4,299) (155) Appropriations Total (45,069) (19,594) (64,663) 100.0% (10 ,782) (9,244) (3,943) (13,064) (7,037) (20 ,593) (63,969) Legal reserve 350 (350) % Statutory per maturity reserves date 4,516 16 .7% 14.3% 6.1% 20.2% (4 ,516) 10 .9% 31.8% Total Dividends 12/ 31 /2021 (41 ,664) (22,305) (63 ,969) 100.0% (7 ,107) (7,066) (9 ,108) (7 ,642) (8,679) (24,367) (301) (301) % lnteresl per matur on ca piity tal date 11.1% 11.0% 14.2% 11.9% (1 ,954) 13.6% (1 ,954) 38.2% (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. The 3) lncludes result the effects of of the adoption derivative ofCMN Resolution financial No. 4,817/20 (Note instruments 2a). in the period totaled R$ (6,139) ( R$ 7,095 from 01/01 to 03/31/2021). The accompanying notes are an integral part of these fi nancial stalements. In ITAÚ UNIBANCO HOLDING, market values related to Swap contract positions, involving Interest, in asset position, totaled R$ 326 (R$ 274 at 12/31/2021) with maturity from 31 to 180 days. The market values related to Swap contract positions, involving Foreign currency, in liability position, totaled R$ 14 (R$ 367 at 12/31/2021) with maturity from 0 to 30 days. The market values related to Options contract positions, involving Shares, in liability position, totaled R$ 1 (R$ 0 at 12/31/2021) with maturity over 365 days. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 87

II ITAÚ —Derivatives UNIBANCO HOLDING by index S. A. and Risk Factor Consolidated Statement of Comprehensive lncome Balance sheet account Adjustment to fair value (in (ln millions of reais) Off-balance sheet / Notional amount receivable / (received) incarne / stockholders’ Fairvalue (payable) / paid equity) 03/31/2022 12/31 /2021 03/31/2022 03/31 /2022 03/31 /2022 12/31/2021 Future contracts 765,787 857,781 Purchase commitments 286,411 470,895 Shares 9,674 14,627 01/01 to 01/01 to Commodities 959 703 Note 03/31/2022 03/31/2021 lnterest 246,219 429,862 Foreign currency 29,559 25,703 Commitments to sell 479,376 386,886 Consolidated Shares net income 10,256 14,181 7,032 5,862 Commodities 3,620 3,308 Financial lnterest asseis ai available for sale 444,647 342,575 46 (1,506) Foreign currency 20,853 26,822 Swap Change contracts in fair value 1,559 6,072 (7527,631) (3,137) 3,367 Asset position 1,156,644 1,338,457 14,109 24,240 38,349 38,013 Tax Commodities effect 4 2 410 1,369 lnterest 1,131 ,188 1,318,082 12,808 24,243 37,051 34,173 (Gains) Foreign currency / lasses transferred to incarne statement 25,452 20,373 1,301 (3) 706 1,298 477 3,840 Liability position 1,156,644 1,338,457 (12,550) (18,168) (30,718) (34,646) Shares 629 497 (34) (22) (56) (40) Tax Commodities effect 237 130 (2) (318) (2) (215) (1) lnterest 1,111 ,702 1,309,778 (11,831) (18,281) (30,112) (32 ,708) Hedge Foreign currency 44,076 28,052 (685) 137 (60) (548) (393) (1,897) Option contracts 1,008,955 1,627,399 (3,885) (171) (4,056) (2,082) Purchase Cash commitments flow hedge —long position 138,530 147,475 9,369 5fV 357 (3369,726) 19,455 639 Shares 16,172 11,907 710 833 1,543 1,656 Commodities Change in fair value 810 471 44 60 (581) 104 1,210 40 lnterest 53,593 65,782 40 71 111 208 Foreign Tax currency effect 67,955 69,315 8,575 (607) 245 7,968 (571 17,551 ) Commitments to sell—long position 369,040 868,380 3,474 897 4,171 1,775 Shares 29,981 18,928 1,220 330 1,550 1,217 Hedge Commodities of nel investmenl in foreign operation 332 306 7 5fV 2 276 9 (1,032) 6 lnterest Change in fair value 280,747 582,086 66 (59) 544 7 (1,973) 6 Foreign currency 57,980 67,060 2,181 424 2,605 546 Purchase commitments—short position 86,248 83,334 (13,235) (850) (14,085) (21,141) Shares Tax effect 15,684 14,045 (569) (938) (268) (1,507) (1,534) 941 Commodities 511 274 (23) (10) (33) (9) Remeasurements lnterest of liabililies for post-employmenl benefits < 1l 6,799 6,884 (15) (654) (4) (669) (880) 2 Foreign currency 63,254 62,131 (12,628) 752 (11,876) (18,718) Commitments Remeasuremenls to sell—short position 415,137 728,210 (3,493) 19 (375) (5) (3,868) (2,171) 2 Shares 23,430 16,545 (748) (372) (1 ,120) (1,016) Commodities 463 266 (17) 9 (8) (8) Tax effect 1 lnterest 329,091 642,475 (117) 71 (46) (16) Foreign Foreign currency exchange variation in fore ign investments 62,153 68,924 (2,611) (83) (4,281 (2,694) ) 1,382 (1,131) Forward operations 34,880 26,129 1,952 (66) 1,886 2,179 Purchases receivable 3,085 1,016 3,085 551 3,636 989 Total Shares other comprehensive income 789 948 789 219 (4,299) 1,008 (515) 921 Commodities 15 15 Total lnterest comprehensive income 2,296 68 2,296 2,733 2,296 5,347 68 Foreign currency 317 317 Purchases Comprehensive payable obligations income attributable to the owners of the parent company (2,298) 2,444 (2,298) 4,899 (68) lnterest (2,296) (2,296) (68) Sales Comprehensive receivable income attributable to non-controlling interests 21,326 20,765 4,175 2 289 4,177 448 1,952 Shares 1,185 1,258 1,165 (2) 1,163 1,243 lnterest 3,010 3,010 694 1) Amounts that will not be subsequently reclassified to incarne. Foreign currency 20,141 19,507 4 4 15 The Sales accompanying deliverable obligations notes are an integral part of these financial statements. 10,469 4,348 (3,012) (619) (3,631) (694) lnterest 10,446 694 (3,009) (2) (3,0 11 ) (694) Foreign currency 23 3,654 (3) (617) (620) Credit derivatives 19,287 21 ,556 11 35 46 44 Asset position 11 ,230 13,414 181 (15) 188 242 Shares 1,939 1,784 22 27 49 64 Commodities 15 18 lnterest 9,276 11,612 159 (42) 117 178 Liability position 8,057 8,142 (170) 50 (120) (198) Shares 1,320 1,865 (35) (3) (38) (46) lnterest 6,737 6,277 (135) 53 (82) (152) NDF—Non Deliverable Forward 269,550 278,531 1,454 246 1,700 1,047 Asset position 133,671 144,123 11 ,591 (155) 11 ,436 5,943 Shares 5 Commodities 2,310 2,489 604 (67) 537 477 Foreign currency 131,361 141,629 10,987 (88) 10,899 5,466 Liability position 135,879 134,408 (10,137) 401 (9,736) (4,896) Shares 4 Commodities 2,219 1,104 (540) 41 (499) (47) Foreign currency 133,656 133,304 (9,597) 360 (9,237) (4,849) Other derivative financial instruments 5,042 6,217 (29) 182 153 332 Asset position 4,370 5,256 147 215 382 487 Shares 265 202 11 11 8 lnterest 4,105 4,993 147 34 181 194 Foreign currency 61 170 170 285 Liability position 672 981 (176) (33) (209) (155) Shares 308 576 (3) (7) (10) (20) lnterest 347 376 (173) (25) (198) (134) Foreign currency 17 9 (1) (1) (1) Asset 46,131 25,892 72,023 68,856 Liability (45,069) (19,594) (64,663) (63,969) Total 1 062 6 298 7 360 4 887 Derivatives contracts mature as follows {in da~sl Off-balance sheet / notional amount O· 30 31 -180 181 · 365 Over 365 da;t:s 03/3112022 12/31/2021 Future contracts 205,217 265,501 177,062 118,007 765,787 857,781 Swap conlracts 37,468 141,311 263,326 714,539 1,156,644 1,338,457 Option contracts 198,882 648,763 131,707 29,603 1,008,955 1,627,399 Forwards 5,719 21,377 7,781 3 34,880 26,129 Credit derivatives 539 3,269 3,736 11 ,743 19, 287 21 ,556 NDF—Non Deliverable Forward 83,473 94,415 65,165 26,497 269,550 278,531 Other derivative financial instruments 17 514 577 3 934 5 042 6 217 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 88

III ITAÚ - UNIBANCO Derivatives HOLDING 5.A. by notional amount Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the- Attributed to owners of the parent company counter market) and counterparties. Other comprehensive incarne Total Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves 03/31/2022 earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Balance at 01 /01 /2021 Future 97 ,148 Option (907) 2,323 40,734 472 Credit(1,531) NDF 6,273 - Non(7,919) Deliverable 136,593 Other derivative 11 ,113 147,706 Transactions with owners Swap contracts 374 (302) Forwards 72 505 577 Resutt of delive ry of treasury shares contracts 15 contracts 374 192 derivatives Forward financial 566 instruments566 Recognilion of share-based payment plans (494) (494) (494) (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher Stock exchange 765,787 652,989 912,444 ( 29,575 1) 6,065 54,316 (1) (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Over -di the vidends -counter and lnlerest on capital market 503,655 96,511 5,305 13,222 215,234 73 73 5,042 73 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 CoFinancial nsolidated net income institutions 390,277 59 ,156 5,305 13,222 86,314 5,414 5,414 448 3,999 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Appropriations Companies 109,325 36 ,462 127,939 1,041 Legal reserve 270 (270) Statutory Individuais reserves 4,053 893 3,784 (3 ,981 784) 2 Oividends (439) (439) (87) (526) Total lnterest on ca pital 765,787 1,156,644 1,008,955 34,880 19,287 269,550 (994) (994) 5,042 (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change Total in the 12/31/2021 period 857,781 1,338,457 1,627,399 374 (302) 4,219 26,129 (1,506) 21,556 2 1,382 (393) 278,531 3,776 866 6,217 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 IV Recognilion —Credit of share -derivatives based payment plans (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other t3l 40 40 40 Unclaimed See below dividends lhe and composilion lnterest on capital of lhe Credil derivalives portfolio slaled ai lhe ir nolional amo unis, and lhe ir effecl on lhe calculalion of Required Reference Equity. 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 03/31/2022 12/31/2021 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve Notional amount of credit 350 Notional amount of credit (350) Notional amount of Notional amount of Statutory reserves credit protection sold protection purchased with Net position 4,516 credit protection sold protection purchased (4 ,516) with Net position Dividends identical underlying amount identical underlying amount (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period CDS (8 ,725) 4,570 449 (335) (4,155) 4,024 46 (9(4) ,837) (4,281) (60) 6,109 (161) (1,513) (3 ,728) (1,674) 1) lncludes the share in 0t TRS her Comprehensive lncome of lnvestments in Associates and Jo(5 int Ventures ,992) related to Avai lable for sale securities. (5,992) (5 ,610) (5 ,610) 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of Total the adoption ofCMN Resolution No. 4,817/20 (Note 2a). (14,717) 4,570 (10,147) (15,447) 6,109 (9,338) The accompanying notes are an integral part of these fi nancial stalements. The effect of the risk received on the reference equity (Note 21c) was R$ 87 (R$ 135 at 12/31/2021). During the period, there were no credit events relating to the taxable events provided for in the agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 89

V ITAÚ — UNIBANCO Hedge HOLDING accounting 5.A. Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 1) Cash flow—lhe purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIOATEO is to hedge cash flows Attributed of to interest owners of the receipt parent company and payment (COB / Syndicated loans / Asseis transactions / Funding and agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast lransactions) relaled to its variable Other interest comprehensive rate risk incarne (COI / LIBOR / UF* / TPM* / Selic) Total and forei Total gn exchange rate stockholders’ stockhalders’ risk, making lhe cash flow constant (fixed rate) and regardless of lhe Note variations of OI CETIP Treasury Over, LIBOR, Capital UF*, Re TPM*, venue Selic Available and for foreign sale Remeasurements exchange rates. Conversion *UF —Chilean Gains and Uni! of Retained Account equity / TPM—owners Monetary equity- non Policy Rate. Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits 03/31/2022 investments Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions with owners 374 (302) Hedge item Hedge instruments 72 505 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion of share-based payment plans Book value (494) (494) Variation in the (494) Strategies Variation in the amounts Cash flow hedge amounts used to (lncrease) / Decrease to lhe owners of lhe pa rent company 15 recognized in Notional amount 505 505 Olher (1) reserve (1) calculate hedge (1) Stockholders’ equity 11 l Assets Liabilities Reversai of Dividends or lnterest on capital—declared after previous period 166 166 ineffectiveness 166 Unclaimed dividends and lnlerest on capital 73 73 73 T lnterest otal comprehensive rate incarne risk (1,506) 1,382 (393) 5,414 4,899 448 5,347 Hedge Co nsolidated of net deposits income and securities purchased under agreements to resell 65 ,459 1,228 1,228 5,414 64 ,884 5,414 448 1,228 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Hedge of asseis transactions 6,534 (466) (466) 6,069 (466) Appropriations Hedge Legal reserve of asset-backed securities under repurchase agreements 41 ,763 270 (2 ,008) (2,008) (270) 40,666 (2 ,008) Hedge Statutory reserves of asseis denominated in UF 13,189 3,784 (274) (274) (3 ,784) 13,464 (274) Oividends (439) (439) (87) (526) Hedge of funding 5,266 104 104 5,369 104 lnterest on ca pital (994) (994) (994) Balance Hedge at of 03/ loan 3112021 operalions 15 97,148 29 (533) 2,021 44,953 (1 ,034) (1) (1,529) 7,655 (1 (8,312) ) 30 140,369 11 ,979 152,348 (1) Change Foreign in the exchange period risk 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance Hedge at of 01 highly /01 /2022 probable forecast transactions 90,729 285 (528) 2,247 93 57,058 (2,263) (59 (1,486) ) 6,010 80 (7,213) 379 144,554 11 ,022 155,576 (59) Transactions with owners 449 (335) 114 (1,501) (1 ,387) Total Result of delivery of treaswy shares 15 61,800 449 62 70,818 (1,476) (1,337) 130,861 511 (1,476) 511 Recognilion of share-based payment plans (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 12/31/2021 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) Hedge item Hedge instruments other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income Book value 46 (4) (4 ,281) (60) 6,743 2,444 Variation 289 in the 2,733 Strategies Variation in the amounts Cash flow hedge amounts used to Co nsohdated net income recognized in Notional 6,743 amount 6,743 289 7,032 other comprehensive income 46 (4) reserve (4,281) (60) (4,299) calculate hedge (4,299) Stockholders’ equity 11l Assets Liabilities Appropriations ineffectiveness Legal reserve 350 (350) lnterest Statutory reserves rate risk 4,516 (4 ,516) Hedge Dividends of deposits and securities purchased under agreements to resell 38 ,445 1,064 1,064 38 ,080 (301) 1,072 (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Hedge of assets transactions 8,621 (409) (409) 8,213 (409) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change Hedge in of the asset period- backed securities under repurchase agreements 40,526 449 (335) 4,024 46 (1,686)(4) (4,281) (1,686)(60) 39 ,962 (161) (1,513) (1,698) (1,674) 1) Hedge lncludes the of sha assets re in 0ther denominated Comprehensive lncome in of UF lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 14,558 (127) (127) 14,683 (127) 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) Hedge lncludes the offunding effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). 5,749 30 30 5,779 30 The Hedge accompan ofyi loan ng notes operat are an integ ions ral pa rt of these fi nancial stalements. 131 131 Foreign exchange risk Hedge of highly probable forecast transactions 3,508 185 653 3,508 185 Total 67,344 44,194 (943) (475) 110,356 (946) 1) Recorded under heading Other comprehensive incarne. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 90

ITAÚ UNIBANCO HOLDING 5.A. 03/31/2022 Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) Book value (ll Attributed to owners of the parent company Variation in the Other comprehensive Variation incarne in value Hedge Total Total Amount stockholders’ reclassified stockhalders’ from Hedge instruments Note Treasury Capital Revenue amounts Available for used sale Remeasurements to recognized Conversion in Gains and ineffectiveness Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Notional amount shares reserves reserves earnings of the parent Cash controlling flow hedge securities employment foreign lasses—company interests calculate Adjustments hedge PJ Stockholders’Hedge (2l recognized in benefits investments reserve into Assets Liabilities ineffectiveness equity’21 income Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 income 11 ,113 147,706 Transactions with owners 374 (302) 72 505 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion of share-based payment plans (494) (494) (494) lnterest (lncrease) / Decrease rate to lrisk he owners (3 lof lhe pa rent company 15 505 505 Olher (1) (1) (1) Reversai Futures of Divi dends or lnterest on capital—declared after previous period 111 ,619 120 54 166 (1 ,246) (1 ,246) 166 166 Unclaimed dividends and lnlerest on capital 73 73 73 T Swaps otal comprehensive incarne 18,863 5,266 13,219 (1,506) (171) 1,382 (171) (393) 5,414 4,899 448 5,347 Co nsolidated net income 5,414 5,414 448 5,862 Foreign exchange risk (4l other comprehensive incarne (1,506) 1,382 (393) (515) (515) Appropriations Futures Legal reserve 379 93 268 270 (59) (59) (270) 326 Statutory reserves 3,784 (3 ,784) Total Oividends 130,861 5,479 13,541 (1,476) (1,476) (439) (439) (87) 326 (526) lnterest on ca pital (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 12/31/2021 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 Book value (ll Recognilion of share-based payment plans (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 Amount (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) Variation in the Variation in value Hedge (882) (882) reclassified from other t3l Hedge instruments amounts 40 used to recognized in ineffectiveness 40 40 Notional amount Cash flow hedge Unclaimed dividends and lnterest on capital calculate hedge Stockholders’ recognized 77 in 77 77 Total comprehensive income 46 (4) (4 ,281) 2 (60) 6,743 2,444 reserve 289 into 2,733 Assets Liabilities ineffectiveness equity( l income Co nsohdated net income 6,743 6,743 289 7,032 income other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) lnterest Statutory reserves rate risk (3l 4,516 (4 ,516) Dividends (301) (301) Futures lnteresl on ca pital 86 ,255 144 (1 ,035) (1 ,031) (1 ,954) (4) (1 ,954) (16) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change Swaps in the period 20,593 5,749 449 (335) 14,688 4,024 46 (96) (4) (4,281) (97) (60) 1 (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. Foreign exchange risk (4l 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Futures 3,508 3,665 185 185 Total 110,356 5,893 18,353 (946) (943) (3) (16) 1) Recorded under heading Derivative financial instruments. 2) Recorded under heading Other com prehensive incarne. 3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange. 4) DDI Futures contracts and Dollar Pu rchase Options negotiated on B3. The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ 418 (R$ 378 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 91

ITAÚ UNIBANCO HOLDING 5.A. Consoli li) Market dated Statement risk of Chang—The es in Stockholders’ hedging Equity strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest (ln receipts, millions ot reais) which are attributable to changes in interest rates relating to recognized asseis and liabilities. Attributed to owners of the parent company 03/31/2022 Other comprehensive incarne Total Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital Hedge item of liabilities of post- adjustments of Hedge instruments shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Book value Fairvalue Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 Variation 11 ,113 in the 147,706 Strategies Transactions with owners __________________________ 374 (302) Variation in value 72 505 577 Resutt of delive ry of treasury shares 15 374 192 566 amounts used to 566 recognized in Notional amount Recognilion of share-based payment plans (494) (494) calculate hedge (494) (lncrease) / Decrease to lhe owners of lhe pa rent company Assets15 Liabilities Assets Liabilities income 11 l 505 505 Olher (1) (1) ineffectiveness (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed dividends and lnlerest on capital 73 73 73 T lnterest otal comprehensive rate incarne risk (1,506) 1,382 (393) 5,414 4,899 448 5,347 Co nsolidated net income 5,414 5,414 448 5,862 Hedge other comprehensive of loan inca operations rne 8,796 8,727 (1,506) 1,382 (69) (393) 8,796 (515) (515) 68 Appropriations Hedge of funding 12,984 12,501 483 12,984 (481) Legal reserve 270 (270) Statutory reserves 3,784 (3 ,784) Hedge of available for sale securities 12,398 11,703 (695) 11 ,762 690 Oividends (439) (439) (87) (526) Hedge lnterest on ca of pital other financial asseis 21 ,632 20 ,798 (834) (994) 21 ,159 (994) 838 (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change Total in the period 42,826 12,984374 (302)41 ,228 4,219 (1,506) 12,501 2 (1,115) 1,382 (393) 54,701 3,776 866 1,115 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 Recognilion of share-based payment plans (397) 12/31/2021 (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 Hedge item (882) Hedge instruments (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Book value Fairvalue Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 Variation 289 in the 2,733 Co nsohdated net income Strategies __________________________ Variation in value 6,743 6,743 289 7,032 amounts used to other comprehensive income 46 recogni (4) zed (4,28 in 1) Notional (60) amount (4,299) (4,299) Appropriations income Pl calculate hedge Legal reserve Assets Liabilities Assets 350 Liabilities (350) ineffectiveness Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance lnterest at 03/ 31 rate /2022 risk 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) Hedge lncludes the sha of re loan in 0ther Comprehensive operations lncome of lnvestments in Associates and Joint Ventures related to Avai lable for 8,890 sale securit ies. 8,917 27 8,890 (28) 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) Hedge lncludes the effects of funding of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). 11 ,051 10,661 390 11 ,051 (388) The Hedge accompan yi of ng n available otes are an integral for part of sale these finan securities cial stalements. 12,688 12,084 (604) 13,545 599 Hedge of other financial asseis 19,551 19,121 (430) 19,437 422 Total 41,129 11 ,051 40,122 10,661 (617) 52,923 605 1) Recorded under heading resu lts from Securities and derivative fi nancial instruments. At 12/31/2021, the amount of R$ 23,506 was reversed from the hedge relationship, which effective portion is R$ 679, with no effect on the result because it is a market risk hedge of Available for sale securities. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 92

ITAÚ UNIBANCO HOLDING 5.A. 03/31/2022 Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) Book value (1l Variation in the amounts Hedge instruments Attributed to owners of the parent company Hedge ineffectiveness Notional amount Other comprehensive used to incarne calculate hedge Total Total Assets Liabilities stockholders’ recognized stockhalders’ in income Note Treasury Capital Revenue Available for sale Remeasurements ineffectiveness Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Bal lnterest ance at 01 /01 /2021 rate risk 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions Swap with owners 29 ,356 374 294 (302) 940 (262) 72 505 (3) 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion of share-based payment plans (494) (494) (494) other (lncrease) / Decrease Derivatives to lhe owners of lhe pa rent company 15 1,977 2,275 1,552 505 505 Olher (1) (1) (1) Reversai Futures of Dividen ds or lnterest on capital—declared after previous period 23 ,368 166 3 (175) 166 166 3 Unclaimed dividends and lnlerest on capital 73 73 73 TTotal otal comprehensive incarne 54,701 294 3,218 (1,506) 1,382 (393) 1,115 5,414 4,899 448 5,347 Co nsolidated net income 5,414 5,414 448 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Appropriations Legal reserve 270 (270) Statutory reserves 3,784 12/31/2021 (3 ,784) Oividends 1 (439) (439) (87) (526) lnterest on ca pital Book value ( l (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) Variation (1,529) 7,655 in the amounts (8,312) 140,369 11 ,979 152,348 Hedge instruments Hedge ineffectiveness Change in the period Notional amount 374 (302) 4,219 (1,506) used 2 to calculate 1,382 (393) hedge 3,776 866 4,642 Balance at 01 /01 /2022 90,729 Assets (528) 2,247 57,058 Liabilities (2,263) (1,486) 6,010 (7,213) recognized 144,554 11 in ,022 income 155,576 Transactions with owners 449 (335) ineffectiveness 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 lnterest Recognilion of shar rate e-based payment risk plans (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other Swap t3l 24 ,056 108 551 (350) (4) 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total other comprehensive Derivatives income 4,839 4,729 46 (4) (4 ,281) (60) 1,483 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 Futures other comprehensive income 24 ,028 46 5 (4) (4,281) (60) (528) (4,299) (4,299) (8) Appropriations Total Legal reserve 52,923 108 350 5,285 605 (350) (12) Statutory reserves 4,516 (4 ,516) 1) Dividends Recorded under heading Deri vative financial instruments. (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change To protect in the period against market risk variation upon receipt and payment449 of interest, (335) ITAÚ 4,024 UNIBANCO 46 HOLDING (4) (4,281) CONSOLIDATED (60) uses (161) interest (1,513) rate swap (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) contracts. lncludes Cash flow hedge Hedge and hedge of net items investment in foreign refer operation. to prefixed assets and liabilities denominated in Chilean Unit of Account—UF, fixed rate and denominated in Euros and US 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The dollars, accompanying issued notes are an integ by ral pa rt subsidiaries of these fi nancial stalements. in Chile, London and Colombia, respectively. Receipts (payments) of interest flows are expected to occur and will affect the statement of incarne in monthly periods. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 93

ITAÚ Ili) UNIBANCO Hedge HOLDING of net 5. A. investment in foreign operations—ITAÚ UNI BANCO HOLDING CONSOLIDATED’s strategy for net investments in foreign operations consist of a hedge of lhe exposure in Consolidated Statement of Changes in Stockholders’ Equity (ln foreign millions ot currency reais) arising from lhe functional currency of foreign operations, compareci to the functional currency of the head office. Attributed to owners of the parent company Other comprehensive incarne Total Total 03/31/2022 stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves Hedge reserves item earnings Hedge of the parent instruments controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Balance at 01 /01 /2021 97 Book ,148 value (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions with owners Strategies 374 (302) 72 Variation 505 in the 577 Variation in value Resutt of delive ry of treasury shares 15 374 192 Foreign currency 566 amounts used to 566 recognized in Notional amount Recognilion of share-based payment plans (494) conversion reserve (494) calculate hedge (494) (lncrease) / Decrease to lhe owners of lhe pa rent company 15 Stockholders’ equity (1) 505 505 Olher Assets Liabilities (1) (1) ineffectiveness (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed dividends and lnlerest on capital 73 73 73 T Foreign otal comprehensive exchange incarne risk (1,506) 1,382 (393) 5,414 4,899 448 5,347 Co nsolidated net income 5,414 5,414 448 5,862 Hedge other comprehensive of net inca investment rne in fore ign operations 5,403 (1,506) (12,079) 1,382 (12,079) (393) 5,039 (515) (12,114) (515) Appropriations Total Legal reserve 5,403 270 (12,079) (12,079) (270) 5,039 (12,114) Statutory reserves 3,784 (3 ,784) Oividends (439) (439) (87) (526) lnterest on ca pital 12/31/2021 (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change in the period 374 (302) Hedge 4,219 item (1,506) 2 1,382 (393) Hedge instruments 3,776 866 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 Book value 449 62 511 Variation in the 511 Strategies Recognilion of share-based payment plans (397) Variation in value Foreign currency (397) amounts used to (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 recognized in Notional amount (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) conversion reserve (882) calculate hedge (882) Stockholders’ equity 11 l other t3l Assets Liabilities 40 40 ineffectiveness 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 Foreign other comprehensive exchange income risk 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Hedge of net investment in foreign operations 9,646 (12,695) (12,695) 13,888 (12,730) Legal reserve 350 (350) Total Statutory reserves 9,646 4,516 (12,695) (12,695) (4 ,516) 13,888 (12,730) Dividends (301) (301) 1) Recorded under heading Other comprehensive incarne. lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 In Change the in the period, period the amount of R$ 9,254 (R$ 11,752 at 12/31/2021) was 449 reversed (335) from the 4,024 hedge relationship, 46 (4) which (4,281) remaining (60) balance in the (161) Foreign (1,513) currency (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. conversion 2) lncludes Cash flow hedge reserve and hedge of net investment (Stockholders’ in foreign operation. equity) is R$ (1,784) (R$ (5,223) at 12/31/2021), with no effect on the result as foreign investments were maintained. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 94

ITAÚ UNIBANCO HOLDING 5.A. Consolidated Statement of Changes in Stockholders’ Equity 03/31/2022 (ln millions ot reais) Book value 11 l Attributed to owners of the parent company Variation in the Other comprehensive incarne Hedge Amount reclassified Variation in the amount Total Total Hedge instruments amounts used to ineffectiveness stockholders’ from stockhalders’ foreign currency Notional amount Note Treasury Capital Revenue Available for sale Remeasurements recognized Conversion in Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves calculate reserves hedge recognized earnings in of the parent conversion controlling reserve securities Stockholders’ employment foreign equityl 2 lasses l —company interests Assets Liabilities Adjustments PJ Hedge (2l ineffectiveness benefits investments income into income Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions with owners 374 (302) 72 505 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Foreign Recognilion of exchange share-based payment risk plans (3) (494) (494) (494) Future (lncrease) / Decrease to lhe owners of lhe pa rent company 15 {5 ,718) {5 ,676) (42) 505 505 Olher (1) (1) (1) Reversai Future of Di / viNDF dends or — lnterest Non on Deliverable capital—declared after Forward previous period 2,393 73 166 (972) {1 ,000) 28 166 166 Unclaimed dividends and lnlerest on capital 73 73 73 T Future otal comprehensive / Financial incarne Asseis 2,646 3,814 1,815 (5 ,424) (1,506) 1,382 (5 ,403) (393) 5,414 (21) 4,899 448 5,347 Co nsolidated net income 5,414 5,414 448 5,862 Total other comprehensive incarne 5,039 3,814 1,888 (12,114) (1,506) 1,382 (12,079) (393) (35) (515) (515) Appropriations Legal reserve 270 (270) Statutory reserves 3,784 12/31/2021 (3 ,784) Oividends (439) (439) (87) (526) lnterest on ca pital (994) (994) (994) Balance at 03/3112021 15 Book 97,148 value(533) (l) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change in the period 374 (302) Variation 4,219 in the (1,506) 2 1,382 (393) Hedge 3,776 Amount reclassified 866 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) Variation (1,486) in the amount 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners Hedge instruments 449 (335) amounts used to ineffectiveness from 114 foreign (1,501) currency (1 ,387) Notional amount recognized in Result of delivery of treaswy shares 15 449 62 calculate hedge recognized in 511 conversion reserve 511 2 Recognilion of share-based payment plans Assets Liabilities (397) ineffectiveness Stockholders’ equityl l income (397) into income (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Foreign exchange risk l3l Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Future Co nsohdated net income 2,126 286 {2 ,780) (2 ,765) 6,743 (15) 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Future / NDF—Non Deliverable Forward 6,000 208 {3 ,049) (3,062) 13 Legal reserve 350 (350) Future Statutory reserves / Financial Asseis 5,762 6,566 3,653 4,516 (6 ,901) (6,868) (4 ,516) (33) Dividends (301) (301) Total lnteresl on ca pital 13,888 7,060 3,653 (12,730) (12,695) (1 ,954) (35) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 1) Recorded under heading Securities and Derivative Financial lnstruments. Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) 2) lncludes Recorded the share in 0t under her Comprehensive heading lncome Other of lnvestments comprehensi in Associates andve Joint income. Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) 3) lncludes Futu the res effects negotiated of the adoption ofCMN on B3 Resolution and No. Financial 4,817/20 (Note 2a) Asseis . or NDF contracts entered into by ou r subsidiaries abroad . The accompanying notes are an integral part of these fi nancial stalements. Receipls (paymenls) of inlerest flows are expecled to occur and will affect lhe statemenl of incarne upon lhe total or partial disposal of investmenls. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 95

ITAÚ IV) We UNIBANCO present HOLDING below 5. A. lhe maturity te rms oi cash llow hedge, market risk hedge strategies and Hedge oi net investiment in loreign operations: Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 0-1 year 1-2 years 2-3 Attributed years to owners of 3 the -4 parent years company 4-5 years 5-10 years Over 10 years Total Hedge of deposits and securities purchased under agreements to resell 45,459 11 ,091 6,100 Other comprehensive incarne1,895 339 Total Total 64,884 stockholders’ stockhalders’ Hedge of highly probable forecast transactions Note 379 Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total 379 Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Hedge of asseis tra nsactions 6,069 Adjustments PJ Hedge (2l 6,069 benefits investments Hedge of asseis denominated in UF 13 ,119 345 13,464 Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions Hedge of with funding owners (Cash flow) 1,887 374 3,331(302) 151 72 505 5,369 577 Hedge Resutt of of de liloan ve ry of operations treasury shares (Cash llow) 15 30 374 192 566 566 30 Recognilion of share-based payment plans (494) (494) (494) Hedge of loan operations (Market risk) 2,945 1,849 559 110 1,978 1,355 8,796 (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher Hedge of lunding (Market risk) 1,788 856 (1) 1,144 440 2,686 4,789 (1)1,281 12,984 (1) Reversai Hedge of of Di available vidends or lnterest for sale on capit securities al—declared after previous period 2,022 1,315 166 1,322 2,192 514 3 ,753 166 644 11,762 166 Unclaimed dividends and lnlerest on capital 73 73 73 T Hedge otal comprehensive of asset incarne -backed securities under re purchase agreements 15,028 7,080 17,954 (1,506) 1,382 604 (393) 5,414 4,899 448 40,666 5,347 Co nsolidated net income 1 5,414 5,414 448 5,862 Hedge of net investment in loreign operations < > 5 ,039 5,039 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Appropriations Hedge of other financial asseis (Market risk) 11 ,012 533 500 1,292 1,402 5 ,069 1,351 21 ,159 Total Legal reserve 98,708 32,469 270 27,579 4,034 9,079 15,456(270) 3,276 190,601 Statutory reserves 3,784 (3 ,784) Oividends (439) (439) (87) (526) lnterest on ca pital 12/31/2021 (994) (994) (994) Balance at 03/3112021 15 0-1 year 97,148 1(533) -2 years 2,021 2-3 years 44,953 (1 3,034) -4 years (1,529) 4-5 years 7,655 5(8,312) -10 years Over 10 years 140,369 11 ,979 Total 152,348 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance Hedge at of 01 deposits /01 /2022 and securities purchased under agreements to resell 90,729 10 ,680 (528) 13,838 2,247 57,058 6,771 (2,263) 5,257 (1,486) 6,010 (7,213) 1,534 144,554 11 ,022 38,080 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Hedge of highly probable forecast transactions 3 ,508 3,508 Result of delivery of treaswy shares 15 449 62 511 511 Hedge Recognilion of asseis of share-based tra nsact payment io ns plans 2,198 (397) 6,015 (397) 8,213 (397) Hedge (lncrease) of / Decrease asseis to denomi lhe owners na of ted lhe in pa renl UF company 15 10 ,148 4,535 (1,501) 14,683 (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other Hedge t3l of lunding (Cash fiow) 2,147 3,632 5,779 40 40 40 Unclaimed Hedge of dividends loan operations and lnterest on capital (Cash flow) 131 77 77 131 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Hedge of loan operations (Market risk) 3 ,377 1,522 797 838 809 1,547 8,890 Co nsohdated net income 6,743 6,743 289 7,032 Hedge other comprehensive of lunding income (Market risk) 1,206 1,072 302 46 273 (4) (4,28 2,920 1) (60) 3 ,916 (4,299)1,362 11(4,299) ,051 Appropriations Hedge of available for sale securities 602 4,535 1,952 1,908 1,108 1,508 1,932 13,545 Legal reserve 350 (350) Hedge Statutory of reserves asset -backed securities under re purchase agreements 2,322 14,963 4,516 8 ,976 13,098 603 (4 , 516) 39,962 Dividends (301) (301) Hedge of net investment in foreign operations 1 11 13 ,888 13,888 lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance Hedge at of 03/ other 31 /2022 financial asseis (Market risk) 15 90,729 13,613 (79) 513 1,912 61 ,082 482 (2,217) 825 (1 ,490) 1,729 1,170 (7 ,273) 2,200 144,393 634 9,509 19,437 153,902 Change Total in the period 63,820 449 44,610 (335) 4,024 25,295 46 22,199 (4) (4,281) 6,007 (60) 11,308 (161)3,928 (1,513) 177,167 (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) 1) lncludes Classi Cash fied flow as hedge current, and hedge since of net instruments investment in foreign are operation. frequently renewed . 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 96

g) ITAÚ Sensitivity UNIBANCO analysis HOLDING S. (trading A. and banking portfolios) ITAÚ Consolidated UNIBANCO Statement HOLDING of Comprehensive CONSOLIDATED lncome carried out a sensitivity analysis for each market risk factor considered significant. (ln millions of reais) The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios. Note 01/01 to 01/01 to The sensitivity analyses of the banking and the trading portfolio shown in this report are a static 03/31/2022 evaluation of the 03/31/2021 portfolio exposure Consolidated and, net therefore, income do not take into account management’s quick response capacity (treasury7,032 and control areas), 5,862 which Financial triggers asseis ai risk available mitigating for sale measures whenever a situation of loss or high risk is identified, thus 46 minimizing (1,506) the possibility Change in of fair significant value losses. In addition, the study’s sole purpose is to show the exposure to risk (752 and ) the respective (3,137) protective Tax effect actions, taking into account the fair value of financial instruments, irrespective of the accounting 410 practices 1,369 adopted (Gains) / by lasses ITAÚ transferred UNIBANCO to incarne HOLDING statement CONSOLIDATED. 706 477 Tax effect (318) (215) Hedge Trading portfolio Exposures 03/31(60 /2022 ) (393) Scenarios 111 Cash flow hedge Risk factors Risk of variations in: 5fV (336) 639 li Ili FixeChange d Interest in Rate fair value Fixed lnterest Rates in Reais (0 .7) (581 (169) .1) (327 1,210 .6) Currency Tax effect Coupon Foreign Exchange Coupon Rates 245 (40 .2) (571 (77.5) ) Foreign Hedge Currency of nel investmenl in foreign operation Foreign Exchange Rates 5fV (1 .3) 27647 .3 (1,032) 176.6 Price lndices lnflation Coupon Rates (0 .2) (10 .5) (22 .7) Change in fair value 544 (1,973) Equities Tax effect Prices of Equities 0.6 (268) 22 1.9 539.5 941 other Exposures that do not fali under the definitions above 0.3 (1.3) (1.3) Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Total (1.3) 48.1 287.0 1) Amounts Remeasuremenls net of tax effects. 19 (5) 2 Tax effect 1 Foreign Trading exchange and variation Banking portfolios in fore ign investments Exposures 03/31/2022 (4,281) 1,382 Scenarios 111 Total other comprehensive Risk factors income Risk of variations in: (4,299) (515) li Ili Fixed Total I nterest comprehensive Rate income Fixed lnterest Rates in Reais (10 O) 2,733 (2 ,900.7) (5,6034) 5,347 Currency Comprehensive Coupon income attributable to the Foreign owners Exchange of the Coupon parent Rates company (14) 2,444 (237.1) (447.1) 4,899 Foreign Comprehensive Currency income attributable to non-controlling Foreign Exchange interests Rates 2.6 289(2 .1) 448 554 Price 1) Amounts lndices that will not be subsequently reclassified to lnflation incarne. Coupon Rates 0.2 (281 .6) (730 ..0) TR TR Coupon Rates 0.5 (106 .7) (261 .7) The accompanying notes are an integral part of these financial statements. Equities Prices of Equities 5.8 88.7 272.1 Other Exposures that do not fali under the definitions above 04 (3 6) (1 1 1) Total (1 ..9) (3,443.1) (6,725.8) 1) Amounts net of tax effects. The following scenarios are used to measure these sensitivities: • Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices. • Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor. • Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor. Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 97

Note ITAÚ UNIBANCO 6— Loan, HOLDING 5.A lease . and other credit operations Consolidated Statement of Changes in Stockholders’ Equity a) (ln millions Composition ot reais) of the portfolio with credit granting characteristics Attributed to owners of the parent company I—By type of operations and risk level Other comprehensive incarne Total Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses - 03/31/2022 2 company interests 12/31/2021 Risk leveis Adjustments PJ benefits investments Hedge ( l AA A B e D E F G H Total Total Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Loan operations 400 ,928 110,781 68,771 43 ,594 15,338 5,505 6,057 6,900 10,476 668,350 677,325 Transactions Loans and with discount owners ed trade rece ivables 188,372 85,892 374 51 ,618 (302) 34,527 11 ,711 4 ,348 4,804 6 ,061 9 ,231 72 396,564505 407 ,183 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Financing 77,729 12,944 13 ,101 6,766 3,002 868 652 662 823 116,547 120 ,325 Recognilion of share-based payment plans (494) (494) (494) (lnc Farm rease) ing / Decrease financing to lhe owners of lhe pa rent company 15 12,496 1,213 289 26 43 8 2 6 14,083 505 11,321 505 Olher Rea l estate financing 122,331 10,732 3 ,763 2,275(1) 582 289 593 175 416 (1) 141 ,156 138,496 (1) Reversai Lease of operations Dividends or lnterest on capital—declared after previous period 2,756 3,685 713 465 1 66 96 38 43 52 61 166 7,909 8,617 166 Unclaimed dividends and lnlerest on capital 73 73 73 Credit card operations 1,187 103,168 7,898 5,474 1,975 1,222 1,415 1,232 4,308 127,879 123,027 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 Advance on exchange contracts 111 9,005 275 389 57 46 12 49 18 9,852 8,551 Co nsolidated net income 5,414 5,414 448 5,862 Other other comprehensive sundry receivables incarne 1 21 108 472 145 9 (1,506) 8 1,38266 (393) 35 628 (515) 1,471 1,554 (515) Appropriations Total operations with credit granting characteristics 413 ,984 218,381 77,916 49 ,599 17,455 6,785 7,630 8,237 15,474 815,461 819,074 Financial Legal reserve guarantees provided 270 (270) 86,862 82,910 Total Statutory with reserves Financial guarantees erovided 413 ,984 218,381 77,916 49 ,599 3,784 17,455 6,785 7,630 8,237 (3 ,784) 15,474 902,323 901,984 Oividends (439) (439) (87) (526) Total operations with credit granting characteristics at 423 ,593 217,573 75,325 50,054 15,811 6,678 6,841 7,851 15,348 819,074 12/31/2021 lnterest on ca pital (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 1) lncludes advances on exchange contracts and Incarne recei vable from ad vances granted, reclassified from Liabilities—Foreign exchange portfo lio / Other recei vables (Note 2a). Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 2) lncludes securities and credits recei vable, debtors fo r purchase of assets and Endorsements and sureties honored. Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 3) Transactions Recorded with in owners Offsett ing accounts. 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 Recognilion of share-based payment plans (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 98

II ITAÚ — UNIBANCO By maturity HOLDING 5.A. and risk level Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31 /2022 12/31/2021 AA A B e D Attributed to owners E of the parent company F G H Total Total Overdue Operations Other comprehensive incarne Total Total stockholders’ stockhalders’ Falling due installments 2,468 2,851 2,1 29 1,919 1,896 2,218 4,434 17,915 16,085 Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of 01 to 30 103 shares 121reserves reserves 11 1 83 102 90 earnings 218 of the parent controlling 828 736 securities employment foreign lasses—company interests 31 to 60 91 114 95 Adjustments PJ 80 89 Hedge 89( 2l 215 773 708 benefits investments 61 to 90 84 106 87 73 81 81 189 701 717 Bal 91 ance to at 180 01 /01 /2021 230 97 ,148 (907)299 2,323 233 40,734 340 472 (1,531) 219 6,273 244 (7,919) 522 136,593 2,087 11 ,113 1,779 147,706 Transactions with owners 374 (302) 72 505 577 181 to 365 383 482 393 315 365 399 875 3,212 2,979 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion Over 365 of share days -based payment plans 1,577 1,729 (494) 1,210 1,028 1,040 1,315 2,415 (494)10,314 9,166 (494) Overdue (lncrease) / Decrease installments to lhe owners of lhe pa rent company 15 918 1,242 1,502 1,479 1,988 3,438 7,815 18,382 505 16,097 505 Olher 01 to 14 16 45 35 (1) 32 38 60 91 (1) 317 284 (1) Reversai 15to of 30 Divi dends or lnterest on capital—declared after previous period 870 188 174 166 152 150 128 232 166 1,894 1,395 166 Unclaimed 31 to 60 divi dends and lnlerest on capital 32 971 256 230 239 183 286 73 73 2,197 1,894 73 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 61 to 90 23 988 147 387 221 315 2,081 1,654 Co 91 nsolidated to 180 net income 15 49 845 1,086 2,751 1,266 5,414 5,414 6,012 448 5,328 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) 181 to 365 73 88 95 5,429 5,685 5,260 Appropriations Legal Over reserve 365 days 270 (270) 196 196 282 Subtotal Statutory reserves (a) 3,386 4,093 3,631 3,784 3,398 3,884 5,656 12 (3 ,784) ,249 36,297 32,182 Subtotal Oividends 12/31/2021 2,671 3,482 3,329 2,91 8 3,158 4,695 11(439) ,929 (439)32,182 (87) (526) lnterest on ca pital Non-overdue operations (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Falling due installments 412 ,875 217,085 74,313 45,261 13,695 3,313 3,688 2,545 3,162 775,937 784,320 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 01 to 30 43 ,655 51 ,013 10,521 7,853 3,133 334 460 222 626 117,817 99 ,641 Balance 31 to at 60 01 /01 /2022 21,923 20,860 4,817 90,729 (528) 2,832 2,247 579 57,058 (2,263) 150 (1,486) 133 6,010 62 (7,213) 274 144,554 51 ,630 11 ,022 65,586 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) 61 to 90 21 ,460 15,957 4,208 2,235 495 195 109 50 186 44,895 43,635 Result of delivery of treaswy shares 15 449 62 511 511 Recognilion 91 to 180 of share-based payment plans 39 ,929 30,430 9,329 5,286 (397) 1,151 279 626 291 329 (397)87,650 90 ,354 (397) (lncrease) 181 to /365 Decrease to lhe owners of lhe pa renl company 57,990 29,397 15 11 ,268 7,234 1,877 435 685 226 431 109,543 (1,501) 109,887 (1,501) Corporate Over 365 reorganization days 227,918 69,428 2cXIV, 3 34,170 19,821 6,460 (882) 1,920 1,675 1,694 1,316 (882) 364,402 375,217 (882) other t3l 40 40 40 Overdue up to 14 days 1,109 1,296 217 245 129 74 58 36 63 3,227 2,572 Unclaimed dividends and lnterest on capital 77 77 77 Subtotal (b) 413 ,984 218,381 74,530 45,506 13,824 3,387 3,746 2,581 3,225 779,164 786,892 Total Subtotal comprehensive 12/31/2021 income 423 ,593 217,573 72,654 46,572 12,482 3,760 46 3,683 (4) (4 ,281) 3,156 (60) 3,419 6,743 2,444 786 ,892 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 03/31/2022 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Total Portfolio (a+b) 413 ,984 218,381 77,916 49 ,599 17,455 6,785 7,630 8,237 15,474 815,461 819,074 Legal Existing reserve allowance (1 ,717) (1,686) (2,684) (4,732) (5,899) 350 (3,391) (5,340) (8,120) (15,474) (350) (49,840) (48,931) Statutory Minimum reserves (1 ,091) (777) (1,476) (1 ,720)4,516 (2 ,031) (3 ,794) (5,627) (15,474) (4 ,516) (31 ,990) (30,958) Dividends Financial Guarantees Provided (797) (301) (8(18) 301) lnteresl on ca pital 3l (1 ,954) (1 ,954) (1 ,954) Additional < (1 ,717) (595) (1 ,907) (3,256) (4 ,179) (1 ,360) (1 ,546) (2 ,493) (17,053) (17,155) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Existing current provision (22,261) (20,770) Change Existing in the non period -current erovision 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) (27,579) (28,161) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 12/31/2021 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Total Portfolio 423 ,593 217,573 75,325 50 ,054 15,811 6,678 6,841 7,851 15,348 819,074 The Existing accompanying allowance notes are an integ ral part of these fi nancial stalements. (2,494) (1 ,918) (2,979) (5,064) (4,465) (3,339) (4,788) (7,718) (15,348) (48,931) Minimum (1 ,087) (750) (1,487) (1,551) (1,997) (3,401) (5,337) (15,348) (30,958) Financial Guarantees Provided (818) Additional < 3l ;2,494l (83 1l ;2,229l p ,577l ;2,914l p,342l p,387l ;2,381l p1,155l 1) Operations with overdue installments for more than 14 days or under contrai of adm inistrators or in compan ies in the process of declaring bankru ptancy. 2) The balance of non-accrual operations amounts to R$ 25,999 (R$ 23,938 at 12/31 /2021). 3) Related to expected and potential loss. lncludes Provision for Loan Comm itments. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 99

III ITAÚ —By UNIBANCO business HOLDING sector S. A. Consolidated Statement of Comprehensive lncome (ln millions of reais) 03/31/2022% 12/31/2021 % Public Sector 2,777 0.3% 3,488 0.4% Petrochemical and chemical 165 648 O 1% State and local governments 1,602 0.2% Note 01/01 1,620 to 01/01 to 0.2% 03/31/2022 03/31/2021 Sundry 1,010 0.1% 1,220 0.1% Consolidated Private sector net income 812,684 99.7% 815,586 7,032 99. 5,862 6% Financial Companies asseis ai available for sale 383,288 47.1% 395,597 46 48. (1,506) 3% Change Sugar in and fair alcohol value 3,318 0.4% 4,064 (752) (3,137) 0.4% Tax Agribusiness effect and fertilizers 25 ,775 3.2% 27 ,053 410 3. 1,369 3% (Gains) Food and / lasses beverage transferred to incarne statement 24 ,049 2.9% 22 ,030 706 2.7% 477 Tax Banks effect and other financial institutions 15,243 1.9% 16,064 (318) 2. (215) 0% Hedge Capital assets 6,547 0.8% 6,484 (60) 0.8% (393) Cash Pulp flow and hedge paper 3,952 0.5%5fV 3,721 (336) 0.5% 639 Publishing Change in fair and value printing 1,884 0.2% 1,937 (581) 0.2% 1,210 Electronic Tax effect and IT 8,827 1.1% 8,754 245 1(571 1%) Hedge Packaging of nel investmenl in foreign operation 5,149 0.6%5fV 5,758 276 (1,032) 0.7% Energy Change in and fair sewage value 6,405 0.8% 6,699 544 (1,973) 0.8% Education 3,228 0.4% 3,287 0.4% Tax effect (268) 941 Pharmaceuticals and cosmetics 1 9,217 1.1% 9,294 1.1% Remeasurements of liabililies for post-employmenl benefits < l (4) 2 Rea l estate agents 29 ,405 3.6% 29 ,909 3.6% Remeasuremenls 19 (5) 2 Entertainment and tourism 8,006 1.0% 8,080 1.0% Tax effect 1 Wood and furniture 6,907 0.8% 7,155 0.9% Foreign exchange variation in fore ign investments (4,281) 1,382 Construction materiais 6,669 0.8% 6,479 0.8% Total other comprehensive income (4,299) (515) Steel and metallurgy 11 ,111 1.4% 11 ,816 1.4% Total comprehensive income 2,733 5,347 Media 680 0.1% 700 0.1% Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive Mining income attributable to non-controlling interests 4,812 0.6% 5,510 289 0.7% 448 1) Amounts lnfrastructure that will not work be subsequently reclassified to incarne. 8,655 1.0% 9,470 1.2% Oil and gas <1) 8,951 1.1% 9,504 1.2% The accompanying notes are an integral part of these financial statements. Petrochemical and chemical 12,799 1.6% 12,754 1.6% Health care 5,678 0.7% 5,612 0.7% lnsurance, reinsurance and pension plans 187 95 Telecomm ucations 2,369 0.3% 2,665 0.3% Third sector 3,278 0.4% 3,534 0.4% Tradings 4,067 0.5% 3,484 0.4% Transportation 30,123 3.8% 30 ,073 3.7% Domestic appliances 3,897 0.5% 3,399 0.4% Vehicles and autoparts 14,996 1.9% 15,853 1.9% Clothing and shoes 6,090 0.7% 6,277 0.8% Commerce—sundry 29 ,783 3.7% 30 ,890 38% lndustry—sundry 10,968 1.3% 13,156 1.6% Services—sundry 42 ,747 5.3% 47 ,263 5.8% Sundry 17,516 2.1% 16,774 2.0% Individuais 429 ,396 52.6% 419,989 51.3% Credit cards 124,612 15.3% 120,154 14 7% Mortgage loans 132,331 16.2% 129,894 15.8% Consumer loans / checking account 141,286 17.3% 140,042 17.1% Vehicles 31,167 3.8% 29 ,899 37% Grand total 815,461 100.0% 819,074 100.0% 1) Comprises trade of fuel. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 100

IV ITAÚ - Financial UNIBANCO guarantees HOLDING S.A .provided by type Consolidated Statement of Comprehensive lncome 03/31/2022 12/31/2021 (ln millions of reais) Type of guarantees Portfolio Provision Portfolio Provision Endorsemenls or surelies pledged in legal and adminislralive tax proceedings 29,722 (189) 26,346 (189) Sundry bank guarantees 33,094 Note (359) 01/01 to34,036 01/01 to(351) 03/31/2022 03/31/2021 Other financial guaranlees provided 9,223 (161) 10,112 (193) Restricted Consolidated to lhe net dislribulion income of marketable securities by Public Offering 8,884 (15) 7,032 5,698 5,862 (6) Restricted Financial asseis to bids, ai auctions, available service for sale provision or execution of works 3,280 (44) 3,422 46 (1,506) (44) Restricted Change in to fair international value trade of goods 1,420 (27) (752 2,120 ) (3,137) (33) Restricted to supply of goods 1,239 (2) 1,176 (2) Tax effect 410 1,369 Total 86,862 (797) 82,910 (818) (Gains) / lasses transferred to incarne statement 706 477 b)Tax Credit effect concentration (318) (215) Hedge (60) (393) Cash flow hedge 11 03/31/2022 5fV (336 12/31/2021 ) 639 Loan, lease and other credit operations ‘ Change in fair value Risk % of total Risk (581) % of total 1,210 Largest Tax effect debtor 5,422 0.6% 245 6,414 0 (571 .7%) 1O Hedge largest of deblors nel investmenl in foreign operation 30,236 5fV 3.4% 33,694 276 (1,032) 3.7% 20 largest Change debtors in fair value 47,182 5.2% 49,541 544 (1,973) 5.5% 50 largest Tax effect debtors 78,483 8.7% (268) 79,402 8.941 8% Remeasurements of liabililies for post-employmenl benefits < 1l 111 ,062 12.3% 111(4) ,115 12.3% 2 100 largest deblors 1)Remeasuremenls Amounts include financial guarantees provided. 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 TotalLoan, other lease comprehensive and other credit income operations, securities and derivative 03/31/2022 (4,299) 12/31/2021 (515) financial instruments of companies and financial institutions 11’ Total comprehensive income Risk % of total Risk 2,733 % of total 5,347 Largest Comprehensive deblor income attributable to the owners of the parent company 8,884 0.8% 2,444 15,941 4,899 1.4% 1O Comprehensive largest debtors income attributable to non-controlling interests 55,522 5.0% 64,570 289 5.448 8% 20 1) Amounts largest that debtors will not be subsequently reclassified to incarne. 87,798 7.9% 97,046 8.8% The 50 largest accompanying debtors notes are an integral part of these financial statements. 151 ,478 13.5% 158,886 14.4% 100 largest debtors 212,977 19.0% 217,114 19.6% 1) Amounts include financial guarantees provided. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 101

c) ITAÚ Changes UNIBANCO in HOLDING the provision S.A. for loan losses and Allowance for Financial Guarantees Provided Consolidated Statement of Comprehensive lncome 03/31/2022 12/31/2021 (ln millions of reais) Opening balance—01/01 (48,931) (52,158) Net increase for the period (6 ,923) (18,484) Note 01/01 to 01/01 to Minimum (7 ,046) (19,007) 03/31/2022 03/31/2021 Financial Guarantees Provided 21 (64) Consolidated net income 7,032 5,862 Additional 102 587 Financial asseis ai available for sale 46 (1,506) Write-Off 5,121 18,214 Other Change in fair value 893 (752) (3,137) 3,497 Tax effect 410 1,369 Closing balance (ll (49,840) (48,931) (Gains) / lasses transferred to incarne statement 706 477 Tax Minimum effect (31 ,990) (318) (30 ,958) (215) Financial Guarantees Provided (797) (818) Hedge (60) (393) Additional (2l (17 ,053) (17,155) Cash flow hedge 5fV (336) 639 Existing provision (49,840) (48,931) Change in fair value (581) 1,210 Provision Tax effect delay (14 ,728) 245 (13,733) (571) Hedge Provision of nel aggravated investmenl in foreign operation 5fV (10 ,407) 276 (10,137) (1,032) Provision Change in potential fair value (24,705) 544 (25 (1,973) ,061) 1) The Tax provision effect for loan lasses regarding the lease portifolio amounts to: R$ (180) (R$ (220) at 12/31 /2021 ). (268) 941 2) lncludes Provision for Loan Commitments. 1 Remeasurements of liabililies for post-employmenl benefits < l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 At Foreign 03/31/2022, exchange variation the balance in fore ign of the investments provision regarding the loan portfolio is equivalent to 6.1% (6.0% (4,281 at 12/31/2021) ) 1,382 . d) Total Renegotiation other comprehensive of credits income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 03/31/2022 12/31/2021 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. Provision for Provision for Portfolio 111 % Portfolio 111 % The accompanying notes are an integral part of these financial statements. Loan Losses Loan Lasses Total renegotiated loans 33 ,684 (12,213) 36.3% 33,981 (12,845) 37.8% (-) Renegotiated loans overdue up to 30 days 1 21 (12,841) 3,037 23.6% (12 ,246) 2,944 24.0% Renegotiated loans overdue over 30 days !2l 20 ,843 (9,176) 44.0% 21 ,735 (9 ,901) 45.6% 1) The amount related to renegotiated loans up to 30 days of lhe Lease Portifolio are: R$ 80 (R$ 106 at 12/31 /2021 ). 2) Delays determ ined upon renegotiation. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 102

e) ITAÚ Restricted UNIBANCO operations HOLDING S.A. on assets Consolidated Statement of Comprehensive lncome See (ln millions below the of information reais) related to the restricted operations involving asseis, in accordance with CMN Resolution nº. 2,921 , oi January 17, 2002. 01/01 to 01/01 to 03/31 /2022 12/31/2021 03/31/2022 03/31/2021 Note 01/01 to 01/01 to Over 365 03/31/2022 lncome 03/31/2021 lncome O -30 31 - 180 181 - 365 Total Total days (expenses) (expenses) Consolidated net income 7,032 5,862 Restricted operations on asseis Financial Loan operations asseis ai available for sale 6,525 6,525 5,831 46 (960) (1,506) 693 Liabilities Change -restricted in fair value operations on asseis (752) (3,137) Foreign Tax effect borrowing through securities 6,525 6,525 5,830 410 960 1,369 (693) (Gains) / lasses transferred to incarne statement 706 477 AtTax 03/31/2022 effect and 03/31/2021 there were no balances in default. (318) (215) Hedge (60) (393) f) Cash Operations flow hedge of sale or transfers and acquisition of financial assets 5fV (336) 639 ITAÚ Change UNIBANCO in fair value HOLDING CONSOLIDATED carried out operations of sale or transfer of financial (581 assets ) in which 1,210 there Tax was effect retention of credit risks of financial assets transferred under co-obligation covenants. Thus, 245 these credits(571 are) still Hedge recorded of nel investmenl in the Consolidated in foreign operation Balance Sheet and are represented as follows: 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 03/31/2022 12/31/2021 Remeasuremenls 19 (5) 2 Natu re of operation Assets Liabilities 111 Assets Liabilities 111 Tax effect Book value Fair value Bookvalue Fair value Book value Fairvalue Book value 1 Fair value Foreign Mortgage exchange Loan variation in fore ign 198 investments 197 198 197 209 209 (4,281)209 1,382 209 Total Working other capital comprehensive income 688 688 688 688 800 800 (4,299)795 (515) 795 Total Total comprehensive income 886 885 886 885 1,009 1,009 2,733 1,004 1,004 5,347 1)Comprehensive Under Other liabilities income Su ndry attributable . to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 From 1) Amounts 01/01 that will to not 03/31/2022 be subsequently operations reclassified to incarne. of transfers of financial assets with no retention of risks and benefits generated impact The accompanying on the result notes are of an R$ integral 17, part net of of these the financial Provision statements. for Loan Losses (R$ 403 from 01/01 to 03/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 103

g) ITAÚGovernment UNIBANCO HOLDING 5.A. Programs for Granting Credit Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 12/31/2021 Risk leveis Attributed to owners of the parent company AA A B e D E F G H Total Total Other comprehensive incarne Total Total Emergency Employment Support Program (PESE) 225 159 262 471 304 16 50 37 stockholders’ 138 stockhalders’ 1,662 1,992 Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Existing allow ance {t i shares reserves reserves (2) (4) (1) (4) (4) earnings of (21 the) parent controlling (36) (41) securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments National Support Program for Micro and Small Companies 3,533 1,025 107 67 44 7 32 29 23 4,867 5,236 Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 (PRONAMPE) Transactions with owners 374 (302) 72 505 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Existing allow ance {>) (5) (1) (2) (5) (2) (16) (20) (23) (74) (50) Recognilion of share-based payment plans (494) (494) (494) Emergency (lncrease) / Decrease Program to lhe owners for A of ccess lhe pa rent to company Credit (PEAC) 9,283 15 891 1,213 275 149 103 110 72 105 12,201 505 13,351 505 Olher 2 (1) (1) (1) Existing allow ance 1 1 (5) (12) (8) (15) (3 1) (55) (50) (105) (281) (240) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed 1) Allowance dividends reco and gn ized lnlerest on on the capital loan portion which risk is of ITAÚ UN IBANCO HOLDING CONS0 LI DATED, i.e., 15% of the loan portfolio. 73 73 73 T 2) ot al Allow comprehensive ance conside incarne rs the double counting of delay periods fo r risk level cl assification purposes. (1,506) 1,382 (393) 5,414 4,899 448 5,347 Co nsolidated net income 5,414 5,414 448 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Note Appropriations 7—Funding, borrowing and onlending Legal reserve 270 (270) a) Statutory Summary reserves 3,784 (3 ,784) Oividends (439) (439) (87) (526) lnterest on ca pital (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (103/31/2022 ,034) (1,529) 7,655 (8,312) 140,369 12/31/2021 11 ,979 152,348 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 0-30 449 (335) 31-180 181-365 Over 365 days Total 114 (1,501) Total (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 Deposits Recognilion of shar e-based payment plans 388 ,620 (397) 41 ,355 40 ,943 336 ,125 807 ,043 (397) 850 ,372 (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other Deposits t3l received under securities repurchase agreements 268 ,715 1,658 403 7,519 278 ,295 271 ,051 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Funds from acceptances and issuance of securities 4,368 14,974 20 ,229 132,487 172,058 143,138 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Borrowing Co nsohdated net income and onlending 7,797 19,883 50 ,677 29,533 6,743 107,890 6,743 289 97,005 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Subordinated debt 114 10,206 2,924 48,662 61,906 75,036 Legal reserve 350 (350) Total Statutory reserves 669,614 88,076 4,516 115,176 554,326 (4 ,516) 1,427,192 1,436,602 Dividends (301) (301) % lnteresl per on ca maturity pital date 46.9% 6.2% 8.1% 38.8% (1 ,954) 100.0% (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change Total in the—period 12/31/2021 670,630 449 (335) 110,538 4,024 46 99,248 (4) (4,281) 556,186 (60) 1,436,602 (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) % lncludes per Cash maturity flow hedge and hedge date of net investment in foreign operation. 46.7% 7.7% 6.9% 38.7% 100.0% 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 104

b) ITAÚDeposits UNIBANCO HOLDING 5.A. Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 12/31/2021 Attributed to owners of the parent company Other comprehensive incarne Total Total 0-30 31-180 181-365 Over 365 days Total stockholders’ stockhalders Total ‘ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l lnterest-bearing deposits 239,602 41,355 40,943 benefits investments 336,125 658,025 691,428 Balance at 01 /01 /2021 97 ,148 (907) 2,323 40,734 472 (1,531) 6,273 (7,919) 136,593 11 ,113 147,706 Transactions Savings with owners deposits 183 ,880 374 (302) 183 ,880 72 505 190,601 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion lnterbank of share-based deposits payment plans 1,972 (494)473 1,215 254 3,914(494) 3,776 (494) (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher Time deposits 53 ,750 40 ,882 (1) 39 ,728 335,871 470 ,231 (1) 497 ,051 (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Non- di interest vidends and lnlerest beari on capital ng deposits 149,018 149,018 73 73 158,944 73 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 CoDemand nsolidated net income deposits 147,815 5,414 147,815 5,4 14 448 158 ,116 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Appropriations Other deposits 1,203 1,203 828 Legal reserve 270 (270) Total Statutory reserves 388,620 41,355 3,784 40,943 336,125 (3 ,784) 807,043 850,372 Oividends (439) (439) (87) (526) % lnterest per on ca matu pital rity date 48.2% 5. 1% 5.1% 41.6% (994) 100 .0%(99 4) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change Total in the - period 12/31/2021 402,930 374 52,259 (302) 4,219 (1,506) 38,563 2 356,620 1,382 (393) 850,372 3,776 866 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions % per with matu owners rity date 47.4% 449 (335) 6. 2% 4.5% 41.9% 100.0% 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 Recognilion of share-based payment plans (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 105

c) ITAÚDeposits UNIBANCO HOLDING received 5.A. under securities repurchase agreements Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 12/31/2021 Attributed to owners of the parent company Other comprehensive incarne Total Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities Over of post 365 - adjustments days of Total Total O - 30 31shares—180 reserves reserves 181—365 earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Bal Own ance at 01 portfolio /01 /2021 112,223 97 ,148 (907) 1,1402,323 40,734 168 472 (1,531) 6,273 111 (7,919) 113,642136 ,593 11 ,113 102,666 147,706 Transactions with owners 374 (302) 72 505 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion Government of share-based payment securiti plans es 82 ,934 17(494) 82,951 (494) 74 ,746 (494) (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher Corporate securities 24,119 597 (1) 24,716 (1) 25 ,677 (1) Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed dividends and lnlerest on capital 73 73 73 TotalOwn comprehensive issue incarne (1,506) 1,382 11 (393) 5,414 11 4,899 448 21 5,347 Co nsolidated net income 5,414 5,414 448 5,862 other Forei comprehensive gn incarne 5,170 526 1(1 68 ,506) 1,382 100 (393) 5,964 (515) 2,222 (515) Appropriations Third Legal reserve - party portfolio 123,934 270 123,934 (270) 115,511 Statutory reserves 3,784 (3 ,784) Oividends (439) (439) (87) (526) Free lnterest on ca portfolio pital 32,558 518 235 7,408 40,719 (994) (994) 52,874 (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change Total in the period 268,715 374 1,658(302) 4,219 403 (1,506) 2 7,519 1,382 (393) 278,295 3,776 866 271,051 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 96.6% 449 0.6%(335) 0.1% 2.7% 100.0% 114 (1,501) (1 ,387) % Resu lt per of delivery ma of treaswy turity shares date 15 449 62 511 511 Recognilion of share-based payment plans (397) (397) (397) Total (lncrease) / Decrease—12/31/2021 to lhe owners of lhe pa renl company 258,004 15 2,627 725 9,695 271,051 (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) other % t3per l maturity date 95 .1% 1.0% 40 0.3% 3.6% 100.0% 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 106

d) ITAÚ Funds UNIBANCO from HOLDING acceptances S.A. and issuance of securities Consolidated Statement of Comprehensive lncome (ln millions of reais) 03/31/2022 12/31/2021 0-30 31-180 181-365 Over 365 days Total Total 01/01 to 01/01 to Real estate, mortgage, credit and Note similar notes 4,249 11,484 13,306 81,344 03/31/2022 110,383 03/31/2021 79,421 Consolidated Financial bills net income 3,479 7,258 5,449 20,056 36,242 7,032 24 5,862 ,059 Financial Real estale asseis credil ai available bills for sale 347 1,415 3,164 10,714 15,640 46 (1,506) 10,663 Change Rural credit in fair bills value 355 2,353 2,822 13,223 (752) (3,137) 18,753 13,701 Tax Guaranleed effect real estale bills 68 458 1,871 37,351 410 1,369 39,748 30 ,998 Foreign (Gains) loans / lasses through transferred securities to incarne statement 706 477 111 3,441 6,813 49,921 60,286 62,960 Tax Brazil effect risk note programme (318) (215) 317 4,795 5,807 10,919 13,008 Hedge (60) (393) Structure note issued 31 550 1,114 4,056 5,751 6,776 Cash flow hedge 5fV (336) 639 Bonds 2,148 387 29,715 32,250 33 ,105 Change in fair value (581) 1,210 Fixed rate notes 5 72 6,396 6,473 5,667 Tax effect 245 (571) Eurobonds 2 784 786 62 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Mortgage notes 4 132 136 158 Other Change in fair value 544 (1,973) 73 354 513 3,031 3,971 4,184 Tax effect (268) 941 Funding from structured operations 1 Remeasurements of liabililies for post-employmenl benefits 8 < l 49 110 1,222 1,389 (4) 757 2 certificates (1J Remeasuremenls 19 (5) 2 Total 4,368 14,974 20,229 132,487 172,058 143,138 Tax effect 1 % per maturity date 2.5% 8.7% 11.8% 77.0% 100.0% Foreign exchange variation in fore ign investments (4,281) 1,382 Total Total—other 12/31/2021 comprehensive income 2,310 18,077 16,235 106,516 (4,299) 143,138 (515) % Total per comprehensive maturity date income 1.6% 12.7% 11.3% 74.4% 100 2,733 .0% 5,347 1)Comprehensive The fair value of fund income ing from attributable structured operations to the owners certificates of the issued parent is R company $ 1,524 (R $ 790 at 12/31 /2021 ). 2,444 4,899 ITAÚ Comprehensive UNIBANCO income HOLDING’s attributable portfolio to non-controlling is composed interests of Brazil Risk Note Programme in the amount 289 of R$ 4,763 (R 448 $ 01) at Amounts 12/31/2021) that will not be with subsequently maturity reclassified from to 181 incarne to . 365 days and R$ 2,626 (R$ 8,754 at 12/31/2021) with maturity over 365 days The accompanying . notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 107

ITAÚ UNIBANCO HOLDING S.A. Guaranteed Real Estate Notes Consolidated Statement of Comprehensive lncome (ln millions of reais) Guaranteed Real Estale Bills (LI Gs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of lhe issuer itself, submitted to lhe fiducia ry system. 01/01 to 01/01 to The “lnstrument of LI G lssue”, which details lhe conditions of LI G transactions, Note is 03/31/2022 available on lhe 03/31/2021 website www.itau.com .br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida. Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) 1-Change Breakdown in fair value of Asset Portfolio (752) (3,137) Tax effect 410 1,369 The (Gains) assei / lasses portfolio transferred linked to to incarne LI Gs statement corresponds to 2.63% of ITAÚ UNIBANCO HOLDI NG CONSOLI DATED’s 706 total asseis. 477 lts breakdown Tax effect is presented in lhe table below. Further details are available in lhe Statement of Assei Portfolio -(318 SAP, ) in lhe section (215) resultados e relatórios / documentos regulatórios / letra imobiliária garantida. Hedge (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 03/31/2022 12/31/2021 Tax effect 245 (571) Real estale loans 50 ,896 42 ,362 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Government securities—Brazil 6,522 1,147 Change in fair value 544 (1,973) Total asset portfolio 57,418 43,509 Tax effect (268) 941 Remeasurements Total adjusted asset of liabililies portfolio for post-employmenl benefits < 1l 57,418 (4) 43,509 2 Liabilities Remeasuremenls for issue of LIGs 19 39,748 (5) 30,998 2 Remuneration Tax effect of the Fiduciary Agent 2 1 2 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total li—Requirements comprehensive of income asset portfolio 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 03/31/2022 12/31/2021 1) Amounts that will not be subsequently reclassified to incarne. Breakdown 88.6% 97.4% The accompanying notes are an integral part of these financial statements. Sufficiency Notional amount 144.5% 140.4% Present value under stress 110.6% 117.4% Weighted average term Of lhe asset portfolio 135.4 monthly 149.0 monthly Of outstandings LI Gs 46.1 monthly 45.6 monthly Liquidity Net assets 7,733 1,147 The aforementioned data already reflects lhe strengthening of lhe asset portfolio, as provided for in Resolution 4,598/17, with Government Securities to comply with lhe sufficiency requirement of lhe portfolio submitted to lhe stress test, which figure was reca lculated from 97.02% to 110.49%. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 108

e) ITAÚBorrowing UNIBANCO HOLDING 5 and .A. onlending Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) 03/31/2022 12/31/2021 Attributed to owners of the parent company Other comprehensive incarne Total Total stockholders’ stockhalders’ Note 0-30 Treasury Capital 31 -180Re venue Available 181 for sale - 365 Remeasurements Over Conversion 365 days Gains and Retained Total equity—owners equity- non Total Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits investments Bal Borrowing ance at 01 /01 /2021 97 ,148 7,403 (907) 2,323 18,164 40,734 472 48,781 (1 ,531) 6,273 23,007 (7,919) 97,355 136,593 11 ,113 86,229 147,706 Transactions with owners 374 (302) 72 505 577 Resutt ln of Brazil delive ry of treasury shares 15 2,240374 192 25,235 27,475 566 1,770 566 Recognilion of share-based payment plans (494) (494) (494) (lnc Foreign rease) / Decrease < 1 lto lhe owners of lhe pa rent company 15 5,163 18,164 23,546 23 ,007 69,880 505 84,459 505 Olher (1) (1) (1) Reversai Onlending of Dividends or lnterest - ln on Brazil capital—declared - official after previous period institutions 394 1,719 166 1,896 6,526 10,535 166 10,776 166 Unclaimed dividends and lnlerest on capital 73 73 73 Total comprehensive BNDES incarne 167 818 (1,506) 962 1,382 3,298 (393) 5,414 5,245 4,899 448 5,644 5,347 Co nsolidated net income 5,414 5,414 448 5,862 other FINAME comprehensive inca rne 145 705 (1,506) 776 1,382 2,769 (393) 4,395 (515) 4,188 (515) Appropriations Legal reserve 270 (270) Other 82 196 158 459 895 944 Statutory reserves 3,784 (3 ,784) Oividends (439) (439) (87) (526) Total 7,797 19,883 50,677 29,533 107,890 97,005 lnterest on ca pital (994) (994) (994) Balance % per at 03/ matur 3112021 ity date 15 97,148 7.2% (533) 2,021 18.4% 44,953 (1 ,034) 47.0% (1, 529) 7,655 27.4% (8,312) 100.0% 140,369 11 ,979 152,348 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions Total—with 12/31/2021 owners 7,386449 (335) 30,470 29,627 29,522 97,005 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 % Recognilion per of maturity share-based payment date plans 7.6% (397) 31.4% 30.6% 30.4% 100.0% (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate 1) Fo rreorganization eign borrowing are basically represented by foreign 2cXIV ex , 3 change trade transactions relating to ex (882) port pre-financing and import financing. (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 109

f) ITAÚ Subordinated UNIBANCO HOLDING debt, including S.A. perpetual debts Consolidated Statement of Comprehensive lncome 03/31/2022 12/31/2021 (ln millions of reais) Note O—30 31 -180 181—365 Over 365 days Total Total Financial bills 114 3,797 2,756 Note 13,96901/01 to 20 ,636 01/01 to 20 ,065 03/31/2022 03/31/2021 Euronotes 6,410 27 ,890 34 ,300 47 ,418 ( Consolidated -) Transaction cos netts income incurred 2c lV (1) (4) 7,032 (5) 5,862 (9) Bonds Financial asseis ai available for sale 168 6,807 46 6,975 (1,506) 7,562 Total Change in fair value 114 10,206 2,924 48,662 (752 61,906 ) (3,137) 75,036 o/o per maturity date 0.2% 16.5% 4.7% 78 .6% 100.0% Tax effect 410 1,369 Total -12/31/2021 7,105 14,098 53,833 75,036 (Gains) / lasses transferred to incarne statement 706 477 o/o per maturity date 9.5% 18.8% 71.7% 100.0% Tax effect (318) (215) Hedge (60) (393) InCash ITAÚ flow UNIBANCO hedge HOLDING, the portfolio is composed of Subordinated Euronotes 5fV in the amount (336 of ) R$ 6,568 (R 639 $ 7,087 Change at 12/31/2021) in fair value with maturity from 31 to 180 days, R$ 0 (R$ 7,842 at 12/31/2021) with maturity (581 from ) 181 to 1,210 365 days Tax and effect R $ 27,970 (R$ 32,741 at 12/31/2021) with maturity over 365 days, totaling R$ 34,538 245 (R$ 47,670 (571 at) 12/31/2021) Hedge of nel investmenl and Subordinated in foreign operation Financial Bills in the amount of R$ 13,969 (R$ 13,639 5fV at 12/31/2021) 276 with maturity (1,032) over 365Change days. in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 110

ITAÚ UNIBANCO HOLDING S.A. Name Consolidated of security Statement / currency of Comprehensive Principal lncome amount lssue Maturity Return p.a. 03/31/2022 12/31/2021 (ln millions of reais) (original currency) Subordinated financial bills—BRL 2,313 2012 2022 IPCA + 5.15% to 5.83% 6,620 6,380 20 2012 2022 Note IGPM + 4.63% 01/01 to 47 01/01 to 44 2,146 2019 Perpetuai 11 4% of SELIC 03/31/2022 2,248 03/31/2021 2,187 935 2019 Perpetuai SELIC + 1. 17% to 1.19% 946 976 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 50 2019 2028 COI + 0.72% 46 56 (1,506) 55 2,281 2019 2029 COI + 0.75% 2,568 2,502 Change in fair value 450 2020 2029 COI + 1.85% (752) 494 (3,137) 481 Tax effect 410 1,369 106 2020 2030 IPCA + 4.64% 129 125 (Gains) / lasses transferred to incarne statement 1,556 2020 2030 COI+ 2% 706 1,712 1,664 477 Tax effect 5,488 2021 2031 COI +2% (3185,816) (215) 5,651 Hedge Total (60 20,636 ) 20,065 (393) Cash flow hedge 5fV (336) 639 Subordinated euronotes—USD Change in fair value (581) 1,210 1,341 2012 2022 5.50% to 5.65% 6,409 14,742 Tax effect 245 (571) 1,857 2012 2023 5. 13% 8,970 10,432 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) 1,246 2017 Perpetuai 6.13% 6,016 6,997 Change in fair value 749 2018 Perpetuai 6.50% 544 3,558 (1,973) 4,262 Tax effect (268) 941 750 2019 2029 4.50% 3,610 4,205 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 699 2020 Perpetuai 4.63% 3,328 3,967 Remeasuremenls 500 2021 2031 19 3.88% (5) 2,404 2,804 2 Tax effect Total 34,295 1 47,409 Foreign exchange variation in fore ign investments (4,281) 1,382 Subordinated bonds—CLP 27 ,776 1997 2022 7.45% to 8.30% 34 36 Total other comprehensive income (4,299) (515) Total comprehensive income 180,351 2008 2033 3.50% to 4.92% 2,733 1,327 5,347 1,423 97,962 2009 2035 4.75% 1,002 1,079 Comprehensive income attributable to the owners 1,060,250 of the parent 2010 company 2032 4.35% 2,444 99 4,899 106 Comprehensive income attributable to non-controlling interests 289 448 1,060,250 2010 2035 3.90% to 3.96% 227 244 1) Amounts that will not be subsequently reclassified to incarne. 1,060,250 2010 2036 4.48% 1,081 1,160 The accompanying notes are an integral part of these financial 1,060,250 statements. 2010 2038 3.93% 787 845 1,060,250 2010 2040 4.15% to 4.29% 606 651 1,060,250 2010 2042 4.45% 296 317 57 ,168 2014 2034 3.80% 386 414 Total 5,845 6,275 Subordinated bonds—COP 104,000 2013 2023 IPC+ 2% 134 145 146,000 2013 2028 IPC + 2% 188 203 638,525 2014 2024 LIB 808 939 Total 1,130 1,287 Total 61 ,906 75,036 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 111

Note ITAÚ UNIBANCO 8—Insurance, HOLDING private S.A. pension plan and premium bonds operations In Consolidated ITAÚ UNIBANCO Statement HOLDING of Comprehensive CONSOLIDATED, lncome technical provisions aim to reduce the risks involved in insurance contracts, (ln millions of private reais) pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. Note 01/01 to 01/01 to I—Insurance and private pension plan: 03/31/2022 03/31/2021 Consolidated • Provision net income for unearned premiums (PPNG) – this provision is recognized, based on insurance 7,032 premiums, 5,862 to Financial cover amounts asseis ai available payable for for sale future claims and expenses. In the calculation, the term to maturity of risks 46 assumed (1,506) and issued Change in and fair risks value in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts (752 in ) force is (3,137) taken pro Tax effect rata on a daily basis. 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect • Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts (318) for reported (215) Hedge and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, (60) reserve (393) funds Cash flow and hedge past-due income, all gross of reinsurance operations and net of coinsurance 5fV operations, (336 when ) applicable. 639 When Change necessary, in fair value it must cover adjustments for IBNER (claims incurred but not sufficiently reported) (581) for the total 1,210 of claims Tax effect reported but not yet paid, a total which may change during the process up to final settlement. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change • Provision in fair value for claims incurred and not reported (IBNR) - this provision is recognized for 544 the coverage (1,973) of expected Tax effect amounts for settlement of claims incurred but not reported up to the calculation base (268) date, including 941 Remeasurements administrative of and liabililies judicial for post-employmenl claims. It includes benefits amounts < 1l related to indemnities, reserve funds and income, (4) all gross of 2 reinsurance Remeasuremenls operations and net of coinsurance operations. 19 (5) 2 Tax effect 1 Foreign • exchange Mathematical variation in fore provisions ign investments for benefits to be granted (PMBAC) - recognized for (4,281 the ) coverage 1,382 of Total commitments other comprehensive assumed income to participants or policyholders, based on the provisions of the contract,(4,299) while the event (515) that Total gives comprehensive rise to the benefit income and/or indemnity has not occurred. 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive • Mathematical income attributable provisions to non-controlling for granted interests benefits (PMBC) - recognized for the coverage of 289 commitments 448 to 1)pay Amounts indemnities that will not be and/or subsequently benefits reclassified to to participants incarne. or insured parties, based on the provisions of the contract, after the The event accompanying has occurred. notes are an integral part of these financial statements. • Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations. • Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted. • Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. II—Premium Bonds • Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 112

ITAÚ UNIBANCO • Provision HOLDING for S. redemption A. (PR)—recognized from the date of the event triggering the redemption of the Consolidated certificate and/or Statement the of event Comprehensive triggering lncome the distribution of the bonus until the date of financial settlement, or the date on (ln which millions the of reais) evidence of payment of the obligation is received. • Provision for prize draws to be held (PSR) - recognized for each bond for which 01/01 prize to draws have 01/01 to been Note funded, but which, on the recognition date, had not yet been held. 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 • Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date Financial of financial asseis settlement, ai available for or sale the date when the evidence of payment of the obligation is received. 46 (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 • Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to (Gains) be held. / lasses Used transferred for coverage to incarne statement of possible shortfall on the expected amount of prize draws to be held. 706 477 Tax effect (318) (215) Hedge Provision (60) (393) • for administrative expenses (PDA) - recognized for the coverage of the expected amounts of Cash flow hedge 5fV (336) 639 administrative expenses for the premium bonds plans. Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 113

a) ITAÚTechnical UNIBANCO HOLDING provisions 5.A. balances Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) lnsurance Pension plan Premium bonds Total Attributed to owners of the parent company 03/31/2022 12/31/2021 03/31/2022 12/31/2021 03/31/2022 12/31/2021 03/31/2022 12/31/2021 Other comprehensive incarne Total Total Uneamed premiums (PPNG) 3,066 2,846 11 12 stockholders’ stockhalders’ 3,077 2,858 Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Mathemalical provisions for benefrts to be granted (PMBAC) and granted benefils (PMBC) shares reserves 19 reserves19 212 ,669 209,196 earnings of the parent 212,688 controlling 209 ,215 securities employment foreign lasses—company interests Adjustments PJ Hedge (2l Redemplions and other unsetlled amounts (PVR) 20 19 368 benefits 358 investments 388 377 Bal Financial ance at 01 surplus /01 /2021 (PEF) 97 ,148 (907) 2 2,323 40,734 1 472 677 (1,531) 691 6,273 (7,919) 136,593 679 11 ,113 147,706 692 Transactions with owners 374 (302) 72 505 577 Unsettled claims (PSL) 548 506 80 79 628 585 Resutt of delive ry of treasury shares 15 374 192 566 566 Claims Recognilion / events of share- based incurred payment but plans not reported (IBNR) 364 (494) 334 27 27 (494) 391 36 (494) 1 (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Adm inistralive (PDA) and related expenses (POR) 28 29 67 65 95 94 Olher (1) (1) (1) Reversai Mathema of Divi liden calds provision or lnterest on for capit premium al—declared bonds after previous (PMC) period and redemplion (PR) 166 3,222 3,238 166 3,222 3,238 166 Unclaimed dividends and lnlerest on capital 73 73 73 Prize draws payable (PSP) and to be held (PSR) 12 9 12 9 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 Othe Co nsolidated r provisions net income 128 129 5,414 5,414 128 448 5,862 129 Tot other al comprehensive technical inca provisions rne (a) 4,1 75 3,883 213,899 (1,506) 210,428 1,382 3,234 (393) 3,247 (515) 221 ,308 217,558 (515) Appropriations Current Legal reserve 3,307 3,102 270 561 541 3,234 (270) 3,247 7,102 6,890 Non Statutory -current reserves 868 781 3,784 213,338 209,887 (3 ,784) 214,206 210,668 Oividends (439) (439) (87) (526) lnterest on ca pital (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 b) Change Assets in the period guaranteeing technical provisions 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 lnsurance 62 Pension plan Premium bonds 511 Total 511 Recognilion of share-based payment plans (397) (397) (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 03/31/2022 12/31/2021 03/31/2022 12/31/2021 03/31/2022 12/31/2021 03/31/2022 (1,501) 12/31/ 2021 (1,501) lnterbank investments 464 187 815 969 548 368 1,827 1,524 Corporate reorganization 2cXIV, 3 (882) (882) (882) other t3l 40 40 40 Securities and derivative financial instruments 2 250 2 326 213 825 210 455 2 821 3 01 4 218 896 215 795 Unclaimed dividends and lnterest on capital 77 77 77 PGBL / VGBL fund quotas 111 200 491 197 648 200 491 197 648 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated Government net income securities—Brazil 143 846 149 276 6,743 6,743 143 846 289 149 7,032 276 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) National treasury bills, Financial treasury bills and National treasury notes 121 ,095 129,741 121 ,095 129,741 Appropriations Legal Repurchase reserve agreements 350 22 ,751 19,535 (350) 22 ,751 19,535 Statutory Corporate reserves securities 4,516 38 853 36 712 (4 ,516) 38 853 36 712 Dividends (301) (301) lnteresl Shares, on ca pital Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory and 29 ,048 28,887 (1 ,954) (1 ,954) 29,048 28,887 (1 ,954) Balance Commer at 03/31 /2022 cial Notes 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) Financial bills 9,453 7,438 9,453 7,438 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Other Cash flow hedge and hedge of net investment in foreign operation. 352 387 352 387 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). PGBL / VGBL fund quotas 16,196 9,919 16,196 9,919 The accompanying notes are an integral part of these fi nancial stalements. Other securities 11 ‘ 1,596 1,741 1,596 1,741 Other government securities and private securities 2,250 2,326 13,334 12,807 2,821 3,014 18,405 18,147 Receivables from insurance and reinsurance operations 131 1 589 1 485 1 589 1 485 Credit rights 1,342 1,270 1,342 1,270 Other credit 247 215 247 215 Total Guarantee Asseis (b) 4,303 3,998 214,640 211 ,424 3,369 3,382 222,312 218,804 Total Excess Coverage (b-a) 128 115 741 996 135 135 1,004 1,246 1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities—trading securities, with a counterparty to ll iabi litie in Pension plan techn ical provision accounts (Note 8a). 2) lncludes Derivative fi nancial instruments, Share Loans and Accounts Receivable/Payable. 3) Recorded under Other recei vables and Other assets. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 114

Note ITAÚ UNIBANCO 9—Provisions, HOLDING contingent S.A. assets and contingent liabilities In Consolidated the ordinary Statement course of Comprehensive of its business, lncome ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings (ln millions of reais) labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets Note 01/01 to 01/01 to There are no contingent assets recorded. 03/31/2022 03/31/2021 b) Consolidated Provisions net and income contingencies 7,032 5,862 Financial asseis ai available for sale 46 (1,506) ITAÚ Change UNIBANCO in fair value HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges (752) are long-(3,137) term, considering Tax effect the time required for their questioning, and this prevents the disclosure of a deadline for 410 their conclusion 1,369 . (Gains) / lasses transferred to incarne statement 706 477 The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other Tax effect (318) (215) administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly Hedge (60) (393) affect Cash the flow results hedge of its operations. 5fV (336) 639 Civil Change lawsuits in fair value (581) 1,210 Tax effect 245 (571) In Hedge general, of nel provisions investmenl in and foreign contingencies operation arise from claims related to the revision5fV of contracts and 276 compensation (1,032) for material and moral damages. The lawsuits are classified as follows: Change in fair value 544 (1,973) Collective Tax effect lawsuits: Related to claims of a similar nature and with individual amounts that are (268) not considered 941 significant Remeasurements . Provisions of liabililies are for calculated post-employmenl on benefits a monthly < 1l basis and the expected amount of losses is accrued (4) according to 2 statistical Remeasuremenls references that take into account the nature of the lawsuit and the characteristics 19 of the court (5) (Small Claims 2 Court Tax effect or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited 1 into court as guarantee Foreign exchange for their variation execution in fore ign when investments realized . (4,281) 1,382 Total other comprehensive income (4,299) (515) Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of Total comprehensive income 2,733 5,347 loss Comprehensive is ascertained income periodically, attributable based to the owners on the of amount the parent claimed company and the special nature of each case2,444 . The probability 4,899 of loss is estimated according to the peculiarities of the lawsuits. Comprehensive income attributable to non-controlling interests 289 448 ITAÚ 1) Amounts UNIBANCO that will not be subsequently HOLDING reclassified CONSOLIDATED, to incarne. despite having complied with the rules in force at the time, is a defendant The accompanying in lawsuits notes are filed an integral by individuals part of these financial referring statements to payment . of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 115

Labor ITAÚ UNIBANCO claims HOLDING S.A. Provisions Consolidated and Statement contingencies of Comprehensive arise from lncome lawsuits in which labor rights provided for in labor legislation specific to the related (ln millions profession of reais) are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows: Note 01/01 to 01/01 to Collective lawsuits: related to claims considered similar and with individual amounts03/31/2022 that are not 03/31/2021 considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model Consolidated which net calculates income the amount of the claims and it is reassessed taking into account court rulings. 7,032 Provisions5,862 and contingencies Financial asseis ai are available adjusted for sale to reflect the amounts deposited into court as security for execution. 46 (1,506) Change in fair value (752) (3,137) Individual Tax effect lawsuits: related to claims with unusual characteristics or involving significant amounts. 410 These 1,369 are periodically (Gains) / lasses calculated transferred based to incarne on statement the amounts claimed. The probability of loss is estimated in accordance 706 with the actual 477 and legal characteristics of each lawsuit. Tax effect (318) (215) Other Hedge risks (60) (393) Cash flow hedge 5fV (336) 639 These Change are in quantified fair value and accrued on the basis of the amount of rural credit transactions with joint(581 liability ) and FCVS 1,210 (salary Tax effect variations compensation fund) credits assigned to Banco Nacional. 245 (571) I -Hedge Civil, of labor nel investmenl and other in foreign risks operation provisions 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Below are lhe changes in civil, labor and other risks provisio ns: Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 03/31/2022 19 (5) 12/31/2021 2 Tax effect 1 Note Civil Labor Other Risks Total Total Foreign exchange variation in fore ign investments (4,281) 1,382 Opening balance—01/01 3,317 8,219 1,558 13,094 13,009 Total other comprehensive income (4,299) (515) (-) Provisions g uaranteed by indemnity clause 2cXVI (225) (879) (1 ,104) (1 ,166) Total comprehensive income 2,733 5,347 Subtotal 3,092 7,340 1,558 11 ,990 11 ,843 Adj Comprehensive ustment / lnterest income attributable to the owners of the parent company 87 114 2,444201 4,899 376 Comprehensive income attributable to non-controlling interests 289 448 Changes in lhe period reflected in income 170 752 215 1,137 3,557 1) Amounts that will not be subsequently reclassified to incarne. ncrease 1 The 1 accompanying < > notes are an integral part of these financial statements. 273 806 2 15 1,294 4 ,183 Reversai (103) (54) (157) (626) Payment (236) (428) (11) (675) (3,786) Subtotal 3,113 7,778 1,762 12,653 11,990 (+) Provisio ns guaranteed by indemnity cla use 2cXVI 217 882 1,099 1,104 Closing balance 3,330 8,660 1,762 13,752 13,094 Current 1,183 2,864 436 4,483 5,352 Non-current 2,147 5,796 1,326 9,269 7,742 Closing balance at 12/31/2021 3,317 8,219 1,558 13,094 1) At 03/31 /2022, includes, in the labor provision, the effects of the Voluntary Severance Program and at 12/31 /2021 , the effects of the provision for reestructuring (Note 221). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 116

II ITAÚ - Tax UNIBANCO and social HOLDING security S.A. provisions Consolidated Statement of Comprehensive lncome Tax and social security provisions correspond to lhe principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, (ln millions plus of interest reais) and, when applicable, fines and charges. The table below shows lhe change in lhe provisions: Note 01/01 to 01/01 to 03/31/2022 03/31/2021 03/31/2022 12/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale Legal Obligation - 46 (1,506) Note Tax and Social Note Total Total Change in fair value Security Obligations (752) (3,137) Tax effect 11c 410 1,369 Opening balance—01/01 3,352 3,146 6,498 6,810 (Gains) / lasses transferred to incarne statement 706 477 (-) Provisions guaranteed by indemnity clause 2cXVI (7 1) (7 1) (7 1) Tax effect (318) (215) Subtotal 3,352 3,075 6,427 6,739 Hedge (60) (393) Adjustment Cash flow / hedge lnterest 35 5fV 49 (336)84 639 202 Changes in the period reflected in income 25 6 31 8 Change in fair value (581) 1,210 lncrease 25 7 32 180 Reversai Tax effect (1) 245(1) (571 (172) ) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Payment (6) (6) (523) Change in fair value 544 (1,973) Subtotal 3,412 3,124 6,536 6,426 (+) Provisions Tax effect guaranteed by indemnity clause 2cXVI 72 (268)72 941 72 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Closing balance 3,412 3,196 6,608 6,498 Current Remeasuremenls 6 19 19 (5)25 10 2 Non-current Tax effect 3,406 3,177 6,583 1 6,488 Closing Foreign balance exchange at variation 12/31/2021 in fore ign investments 3,352 3,146 (4,281 6,498 ) 1,382 Total other comprehensive income (4,299) (515) The main discussions related to Tax and social security obligations are described below: Total comprehensive income 2,733 5,347 Comprehensive • INSS – income Non-compensatory attributable to the Amounts owners of – the R$ parent 1,846: company the non-levy of social security contribution 2,444 on amounts 4,899 paid Comprehensive income attributable to non-controlling interests 289 448 as 1) Amounts profit that sharing will not is be subsequently defended. reclassified The balance to incarne. of the deposits in guarantee is R$ 1,065. The accompanying • PIS and notes COFINS are an integral – Calculation part of these financial Basis statements. – R$ 647: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 634. III—Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 5,017 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 558 (R$ 448 at 12/31/2021). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 36,401 (R$ 35,855 at 12/31/2021), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 8,271: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,005: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 117

ITAÚ • UNIBANCO ISS – Banking HOLDING Activities/Provider S.A. Establishment – R$ 4,863: the levy and/or payment place of ISS for certain banking Consolidated revenues Statement are of discussed. Comprehensive lncome (ln millions of reais) • IRPJ and CSLL – Goodwill – Deduction – R$ 3,505: the deductibility of goodwill for future expected profitability on the acquisition of investments. Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Consolidated • PIS and net income COFINS—Reversal of Revenues from Depreciation in Excess – R$ 2,471: discussing 7,032 the accounting 5,862 and Financial tax treatment asseis ai available of PIS for and sale COFINS upon settlement of leasing operations. 46 (1,506) Change • IRPJ, in fair value CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,537: cases in which (752 the ) liquidity (3,137) and the Tax certainty effect of credits offset are discussed. 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) • IRPJ and CSLL – Disallowance of Losses – R$ 1,252: discussion on the amount of tax loss (IRPJ) and/or social contribution Hedge (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up (60 tax ) assessment (393) Cash flow hedge 5fV (336) 639 notes that are still pending a final decision. Change in fair value (581) 1,210 c) Accounts Tax effect receivable – Reimbursement of provisions 245 (571) The Hedge receivables of nel investmenl balance in foreign arising operation from reimbursements of contingencies totals 5fV R$ 875 (R$ 888 276 at 12/31/2021) (1,032) (Note Change 10a), in fair arising value basically from the collateral established in Banco Banerj S.A. privatization process, 544 when the (1,973) State Tax effect (268) 941 of Rio de Janeiro created a fund to guarantee the 1 equity recomposition in provisions for civil, labor and tax and social Remeasurements of liabililies for post-employmenl benefits < l (4) 2 security claims. Remeasuremenls 19 (5) 2 d)Tax Guarantees effect of contingencies, provisions and legal obligations 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) The guarantees related to legal proceedings involving ITAÚ UNI BANCO HOLDING CONSOLIDATED and basically co nsist of: Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 03/31/2022 2,444 12/31/2021 4,899 Comprehensive income attributable to non-controlling Note Civil interests Labor Tax Total 289 Total 448 Deposits 1) Amounts in that guarantee will not be subsequently reclassified to10a incarne. 1,792 1,963 8,963 12,718 12,264 The lnvestment accompanying fund quotas notes are an integral part of these financial statements. 406 191 74 671 690 Surety 69 49 4,048 4,166 4,115 lnsurance bond 1,638 1,398 15,187 18,223 18,771 Guarantee by government securities 7 238 245 242 Total 3,912 3,601 28,510 36,023 36,082 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 118

Note ITAÚ UNIBANCO 10—Breakdown HOLDING of S. A accounts . Consolidated Statement of Comprehensive lncome a) (ln Other millions of receivables reais) - Sundry Note 03/31/2022 12/31/2021 Foreign exchange portfolio 10b 01/01 95,934 to 01/01 89,604 to Note Trading and intermediation of securities 03/31/2022 15,848 03/31/2021 17,465 Consolidated Deposits in guarantee net income of contingencies, provisions and legal obligations 9d 12,718 7,032 12,264 5,862 Operations Financial asseis without ai available credit granting for sale characteristics, net of provisions 4,772 46 (1,506) 4,716 lncome Change receivable in fair value 3,300 (752) (3,137) 3,344 Sundry Tax effect domestic 4,221 410 2,973 1,369 Receivables (Gains) / lasses from transferred insurance to and incarne reinsurance statement operations 1,660 706 1,565 477 Sundry Tax effect foreign (318 634) (215) 621 Net Hedge amount receivables from reimbursemenl of provisions 9c 875 (60) (393) 888 Cash flow hedge 5fV (336) 639 Asseis of post-employmenl benefit plans 19e 490 493 Change in fair value (581) 1,210 Other 1,560 1,908 Tax effect 245 (571) Total 142,012 135,841 Current Hedge of nel investmenl in foreign operation 5fV 122,280 276 116,940 (1,032) Change in fair value 544 (1,973) Non-current 19,732 18,901 Tax effect (268) 941 b) Remeasurements Foreign exchange of liabililies portfolio for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect Note 03/31/2022 1 12/31/2021 Foreign Assets exchange—other variation receivables in fore ign investments 10a 95,934 (4,281) 89,604 1,382 Total other comprehensive income (4,299) (515) Exchange purchase pending settlement—foreign currency 51,047 49,597 Total comprehensive income 2,733 5,347 Comprehensive Bills of exchange income and attributable terrn documents to the owners - foreign of the currency parent company 2,444 2 4,899 36 Comprehensive Exchange sale income rights attributable - local currency to non- controlling interests 46,987289 40,6448 15 1) (Advances Amounts that will received) not be subsequently—local reclassified currency to incarne . (2 ,102) (644) The Liabilities accompanying—oth notes er are liabilities an integral part of these financial statements. 2a, 10d 100,554 90,876 Exchange sales pending settlement—foreign currency 47,150 40,864 Liabilities from purchase of foreign currency—local currency 53,145 49,722 other 259 290 Offsetting accounts 3,258 3,949 Outstanding import credits—foreign currency 1,586 2,238 Confirmed export credits—foreign currency 1,672 1,711 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 119

c) ITAÚ Prepaid UNIBANCO expenses HOLDING S.A. Consolidated Statement of Comprehensive lncome 03/31/2022 12/31/2021 (ln millions of reais) Publicity and advertising 921 865 Commissions re lated to software maintenance 786 640 Note 01/01 to 01/01 to Commissions 03/31/2022 266 03/31/2021265 Consolidated Related to payroll net income loans 7,032 31 5,862 32 Financial Related asseis to insurance ai available and for pension sale plan 19 46 (1,506) 17 Change Related in to fair vehicle value financing (752 5 ) (3,137) 4 Tax effect 410 1,369 other 211 212 Cred (Gains) it Card / lasses Operating transferred Expenses to incarne statement 201 706 292 477 Tax effect (318) (215) Hedge Legal Protection lnsurance 187 (60) (393) 188 Mun Cash icipal flow Tax hedge 5fV (336 85 ) 639 other Change in fair value 954 (581) 1,210 820 Total Tax effect 3,400 245 3,071 (571) Current Hedge of nel investmenl in foreign operation 5fV 2,824 276 (1,032) 2,665 Non Change -current in fair value 576 544 (1,973) 406 Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 d)Remeasuremenls Other liabilities—Sundry 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments Note 03/31/2022 (4,281) 12/31/2021 1,382 Total Foreign other exchange comprehensive portfolio income 10b 100,554 (4,299) 90(515) ,876 Total Payment comprehensive transactions income 43,509 2,733 46 5,347 ,025 Trading Comprehensive and intermediation income attributable of securities to the owners of the parent company 16,136 2,444 12,539 4,899 Comprehensive income attributable to non-controlling interests 289 448 Charging and colleclion of taxes and similar 8,729 385 Social 1) Amounts and that statutory will not be subsequently reclassified to incarne. 3,809 7,853 The Transaclions accompanying related notes to are credit an integral assignments part of these financial statements. 6f 886 1,004 Provisions for sundry payments 2,873 2,679 Sundry foreign 4,428 4,692 Sundry domestic 3,829 3,398 Personnel provision 2,279 2,244 Funds to be released 3,432 4,405 Obligations on official agreements and rendering of payment services 1,437 1,261 Liabilities from post-employment benefit plans 19e 2,628 2,209 lncome receivable 2,575 3,106 Other 1,416 2,205 Total 198,520 184,881 Current 149,512 171,636 Non-current 49,008 13,245 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 120

e) ITAÚ Commissions UNIBANCO HOLDING and Banking S.A. Fees Consolidated Statement of Comprehensive lncome (ln millions of reais) 01/01 to 01/01 to 03/31/2022 03/31/2021 Credit and debit cards Note 01/01 4,555 to 01/01 3,509 to 03/31/2022 03/31/2021 Current account services 1,960 1,915 Consolidated net income 7,032 5,862 Financial Asset management asseis ai available for sale 1,838 46 1,822 (1,506) Change Funds in fair value 1,61 4(752) 1,632 (3,137) Tax Consortia effect 224 410 1,369 190 Credit (Gains) operations / lasses transferred and Financial to incarne statement guarantees provided 722 706 657 477 Tax effect (318) (215) Hedge Credit operations 412 (60) (393) 363 Cash Financial flow hedge guarantees provided 5fV 310(336) 294 639 Change in fair value (581) 1,210 Collection services 492 487 Tax effect 245 (571) Advisory services and Brokerage 769 795 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Custody Change in services fair value 162 544 (1,973) 151 Tax effect (268) 941 Other 634 623 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Total 11,132 9,959 Remeasuremenls 19 (5) 2 Tax effect 1 f) Foreign Personnel exchange expenses variation in fore ign investments (4,281) 1,382 Total other comprehensive income 01/01 to (4,299) 01/01 to (515) Total comprehensive income Note 2,733 5,347 03/31/2022 03/31/2021 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Compensation Comprehensive income attributable to non-controlling interests (2,672) 289 (2 ,522) 448 1) Employees’ Amounts that will profit not be sharing subsequently reclassified to incarne. (1 ,270) (1,1 66) The Welfare accompanying benefits notes are an integral part of these financial statements. (1 ,554) (1,074) Payroll charges (999) (833) Dismissals (1l (470) (587) Training (2 1) (15) Share-based payment (2l 15f (35) Total (6,986) (6,232) 1) At 03/31/2022, includes the effects of the Vol untary Severance Prog ram and at 12/31/2021, includes the effects of the provision fo r restructu ri ng (Note 22f). 2) As a result of t he reduct ion of t he minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 202 1, there was an increase in t he number of ITUB4 sha res to be delivered under t he variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note lS f). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 121

g) ITAÚ Other UNIBANCO administrative HOLDING S. expenses A. Consolidated Statement of Comprehensive lncome 01/01 to 01/01 to (ln millions of reais) 03/31/2022 03/31/2021 Third-Party and Financial System Services, Security and Transportation (1 ,729) (1 ,792) Note 01/01 to 01/01 to Data processing and telecommunications 03/31/2022 (934) 03/31/2021 (963) Consolidated lnstallations net income (754) 7,032 (746) 5,862 Financial Depreciation asseis and ai available amortization for sale (1 ,017) 46 (1(1,506) ,024) Change in fair value (752) (3,137) Advertising, promotions and publicity (350) (252) Tax effect 410 1,369 Materiais (132) (89) (Gains) / lasses transferred to incarne statement 706 477 Travei Tax effect expenses (26) (318) (215) (9) Hedge Other (281)(60) (281) (393) Cash flow hedge 5fV (336) 639 Total (5,223) (5,156) Change in fair value (581) 1,210 h) Other Tax effect operating expenses 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 01/01 to 544 01/01 to (1,973) 03/31/2022 03/31/2021 Tax effect (268) 941 Selling—credit cards 1 (1,485) (1 ,028) Remeasurements of liabililies for post-employmenl benefits < l (4) 2 Selling Remeasuremenls of non-financial products 19 (738) (5) (74) 2 Operations Tax effect without no credit granting characteristics, net of provision (2)1 (1 ,294) Amortization Foreign exchange of goodwill variation in fore ign investments (4,281 (60) ) (132) 1,382 Total Claims other losses comprehensive income (4,299) (199) (129) (515) Total Refund comprehensive of interbank costs income 2,733 (98) 5,347 (89) Comprehensive income attributable to the owners of the parent company 2,444 4,899 Other (558) (444) Comprehensive income attributable to non-controlling interests 289 448 Total (3,140) (3,190) 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Note 11—Taxes ITAÚ UNI BANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, lncome Tax and Social Contribulion on Net lncome. Taxes are calculaled ai lhe rates shown below and consider, for effects of respective calculation bases, lhe legislation in force applicable to each charge. lncome tax 15.00% PIS (1l 0.65% Addilional income tax 10.00% COFINS (1l 4.00% Social contribulion on net income 20.00% ISS up to 5.00% 1) For non-financial subsidiaries that fali into lhe non-cumulative calculation system, lhe PIS rate is 1.65% and COFINS rate is 7.60%. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 122

a) ITAÚ Expenses UNIBANCO for HOLDING taxes S and .A. contributions Consolidated Statement of Comprehensive lncome I(ln — Breakdown millions of reais) of Income tax and social contribution calculation on net income: Due on operations for the period 01/01 to 01/01 to 03/31/2022 03/31/2021 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 lncome before income tax and social contribution 9,176 8,069 Charges Consolidated (incarne net income tax and social contribution) at lhe rates in effect (4 ,130) 7,032 (3,631) 5,862 Financial asseis ai available for sale 46 (1,506) lncrease Change in / decrease fair value in income tax and social contribution charges arising from: (752) (3,137) Tax effect 410 1,369 Equity incarne in affiliates and joint ventures 84 89 (Gains) Foreign / exchange lasses transferred variation to on incarne investrnents statement abroad (101) 706 599 477 Tax effect (318) (215) 1 nterest on capital 293 665 Hedge (60) (393) 1> Other nondeductible expenses net of non taxable incarne C 1,872 (1 ,273) Cash flow hedge 5fV (336) 639 lncome tax and social contribution expenses {1,982) (3,551) Change in fair value (581) 1,210 Tax effect Related to temporary differences 245 (571) lncrease Hedge of / (reversai) nel investmenl for lhe in foreign period operation 5fV (96) 276 (1,032) 1,393 (Expenses) Change in / fair lncome value related to deferred taxes (96) 544 (1,973) 1,393 Total Tax income effect tax and social contribution expenses (2,078) (268) (2,158) 941 1) Remeasurements lncl udes tem porary of liabililies (additions) for and post exclusions -employmenl . benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 II Tax - Tax effect expenses 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income 01/01 to (4,299) 01/01 to (515) Total comprehensive income 03/31/2022 2,733 03/31/2021 5,347 PIS Comprehensive and COFINS income attributable to the owners of the parent company (1 ,880) 2,444 (1,148) 4,899 Comprehensive income attributable to non-controlling interests 289 448 ISS (381) (352) 1) Amounts that will not be subsequently reclassified to incarne. The other accompanying notes are an integral part of these financial statements. (189) (174) Total {2,450) {1,674) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (122) (R$ (6) from 01/01 to 03/31/2021) and are mainly composed of PIS and COFINS. III—Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 123

b) ITAÚDeferred UNIBANCO HOLDING taxes 5.A. Consolidated Statement of Changes in Stockholders’ Equity I(ln —millions The ot reais) deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: Attributed to owners of the parent company Origin Other comprehensive incarne Deferred Total Tax Assets Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses Realization —/ company interests 03/31/2022 Adjustments 12/31/2021 PJ 12/31/2021 Hedge (2l lncrease 03/31/2022 benefits investments Reversai Bal Reflected ance at 01 / 01 in /2021 income 97 ,148 (907) 2,323 40,734 472 (1,531) 55 6,273 ,897 (7,919) (8 ,857) 136,593 9,056 11 ,113 56,096 147,706 Transactions with owners 374 (302) 72 505 577 Resutt Provision of delive ry for of treasury loan shares losses 15 374 192 71,209 69,506 31 ,884 (2,349) 566 3,267 32,802 566 Recognilion of share-based payment plans (494) (494) (494) (lnc Related rease) / Decrease to tax to llosses he owners and of lhe pa soc rential company cont ribution loss carryforwards 15 3,626 (142) 530 505 4,014 505 Olher (1) (1) (1) Provision for profit sharing 2,381 5,249 2,265 (2,265) 1,031 1,031 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed Provision dividends for and d ln ev lerest aluation on capital of securities with permanent impairment 2,344 2,310 1,040 (34) 73 73 49 1,055 73 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 Adjustments to fair value ofTrad ing securities and Derivative fi nancial instruments 3,319 6,342 3,179 (3,179) 1,521 1,521 Co nsolidated net income 5,414 5,414 448 5,862 other Adju comprehensive stments inca of rn opera e tions carried out on lhe futures settlement market 30 (1,506) 1,382 (393) (515) 14 (515) 14 Appropriations Legal Goodw reservei ll on purchase of investments 270 820 816 349 (5) (270) 344 Statutory reserves 3,784 (3 ,784) Oi Provisions vidends 13 915 13 431 5 848 (286) (439) (439) 503 (87) 6 065 (526) lnterest Civ on il ca lapi wsu tal its 3,113 3,091 1,257 (95) (994) (994) 104 1,266 (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change Labor in the period claims 374 (302) 7,606 4,219 (1,506) 7,194 2 3,1 1,382 75 (393) (188) 3,776 374 866 3,361 4,642 Balance Tax at and 01 /01 /2022 soc ial security obligations 90,729 (528) 2,247 57,058 3,196 (2,263) 3,146 (1,486) 6,010 1,416 (7,213) (3) 144,554 25 11 ,022 1,438 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Resu Legal lt of de ob livery ligations of treaswy shares 15 449 62 2,096 1,965 822 511 58 880 511 Recognilion Provision of shar related e-based payment to hea plans lth insurance operations (397) 908 906 362 (397) 363 (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Corporate Other reorganization non-dedu ctible provisions 2cXIV, 3 17,998 (882) 14,371 6,522 (597) (882) 2,082 8,007 (882) other t3l 40 40 40 Unclaimed Reflected dividends in and stockholders’ lnterest on capital equity 2,410 (335) 77 77 502 2,577 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co Ad nsohdated justm net ent income s to fair value of availa ble for sale securities 3,009 3,030 1,357 (3356,743) 6,743 378 289 1,400 7,032 othe Cash r comprehensive flow hedge income 1,274 46 1,026 (4) (4,28 512 1) (60) (4,299) 123 (4,299) 635 Appropriations Legal Post reserve -employment benefits 1,205 350 1,202 541 (350) 542 Statutory 11 reserves 21 4,516 (4 ,516) Total • 120,508 120,154 58 ,307 (9 ,192) 9,558 58,673 Dividends (301) (301) Social lnteresl on contribution ca pital for offsetting arising from Option established in article 8° of Provisional (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,72965 (7 ,273) 144,393 9,509 153,902 65 Measure nº. 2,158 -35 of August 24, 2001 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) 1) lncludes The the accounting share in 0ther Comprehensive records of lncome defe of lnvestments rred tax in Associates assets and on Jo int income Ventures related tax to losses Avai lable and/or for sale securit social ies. contribution loss carryforwards , as well as those arising from temporary differences, are based on technical feasibility studies which cons ider lhe expect 2) lncludes ed Cash generati flow hedge and on hedge of fulure of net investment laxable in foreign income, operation. consideri ng lhe hislory of profilability for each subsidiary individually, and for lhe consoli daled laken as a whole. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). 2) Deferred Tax Asseis are classified in their totality as Non-Current. The accompanying notes are an integral part of these fi nancial stalements. In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 2,906 (R$ 1,756 at 12/31/2021) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,878 (R$ 1,538 at 12/31/2021), Administrative provisions of R$ 42 (R$ 68 at 12/31/2021), Provisions for legal, tax and social security obligations of R$ 118 (R$ 70 at 12/31/2021), the realization of which is contingent upon the outcome of the respective lawsuits, and Adjustments to fair value of available for sale securities of R$ 56 (R$ 6 at 12/31/2021), and Interest on capital of R$ 712 (R$ 0 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 124

II ITAÚ — UNIBANCO The provision HOLDING 5.A. for deferred tax liabilities and its changes are represented by: Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) Realization / Attributed to owners of the 12/31/2021 parent company Reversai lncrease 03/31/2022 Other comprehensive incarne Total Total stockholders’ stockhalders’ Reflected in incarne Note Treasury Capital Revenue Available for sale Remeasurements 2,784 Conversion Gains (386) and Retained equity 1,122 - owners equity- non 3,520 Total Capital of liabilities of post- adjustments of shares reserves reserves earnings of the parent controlling securities employment foreign lasses—company interests Depreciation in excess—finance lease Adjustments PJ 137 Hedge (2l 1 138 benefits investments Balance Adjustment at 01 /01 /2021 of deposits in guarantee and provisions 97 ,148 (907) 2,323 40,734 472 1,422 (1,531) 6,273 (7,919) 136,593 38 11 ,113 1,460 147,706 Transactions with owners 374 (302) 72 505 577 Resutt Post of de -liemployment ve ry of treasury shares benefils 15 374 192 6 (6) 566 3 566 3 Recognilion of share-based payment plans (494) (494) (494) (lnc Adjus rease) / Decrease tments to lhe to owners fa of ir l he value pa rent company of trading securities and derivative 15 financial instruments 121 (121) 471 505 471 505 Olher (1) (1) (1) Reversai Ad jus of Divitments dends or lnterest of on operations capital—declared after ca previous rried period out on lhe future settlement market 166 252 (252) 31 166 31 166 Unclaimed dividends and lnlerest on capital 73 73 73 Total Other comprehensive incarne (1,506) 846 1,382 (393) (7) 5,414 578 4,899 448 1,417 5,347 Co nsolidated net income 5,414 5,414 448 5,862 Reflected other comprehensive in inca stockholders’ rne equity (1,506) 120 1,382 (58) (393) (515) 2 64 (515) Appropriations Legal Ad reserve justments to fa ir value of available for sale securities 270 114 (58) (270) 2 58 Statutory reserves 3,784 (3 ,784) Oividends Post -employment benefits 6 (439) (439) (87) (526) 6 lnterest on ca pital (994) (994) (994) Balance Tota1(1l at 03/ 3112021 15 97,148 (533) 2,021 44,953 (1 ,034) 2,904 (1,529) 7,655 (444) (8,312) 1,124 140,369 11 ,979 3,584 152,348 Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance 1) Deferred at 01 /01 /2022 Ta x Liabilities are classified in their totality as Non-Current. 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 511 In Recognilion ITAÚ of sUNIBANCO hare-based payment plans HOLDING, deferred tax liabilities totaled R$ 218 (R$ 248 (397) at 12/31/2021) and are represented by Adjustment of deposits (397) in guarantee and (397) provisions (lncrease) / Decrease of to lR$ he owners 8 (R$ of lhe pa 7 renl at company 12/31/2021), Adjustments15 to fair value of trading securities and derivative financial instruments of R$ 2 (R$ 2 at 12/31/2021), Adjustments (1,501) (1,501) Corporate reorganization 2cXIV, 3 (882) (882) (882) to other fair t3l value of available for sale securities of R$ 24 (R$ 67 at 12/31/2021), and Temporary 40 adjustments on differences between accounting GAAP40 in interest abroad 40 of Unclaimed R$ dividends 184 and (R$ lnterest 172 on capital at 12/31/2021). 77 77 77 Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations Legal reserve 350 (350) Statutory reserves 4,516 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 125

III ITAÚ —The UNIBANCO estimate HOLDING of realization S.A. and present value of deferred tax assets and social contribution to offset, arising from Consolidated Provisional Statement Measure of Comprehensive 2,158-35 lncome of 08/24/2001 and from the deferred tax liabilities are: (ln millions of reais) Deferred tax assets Social Deferred tax Net deferred Tax loss/social Year of realization Ternporary contribution % liabilities % taxes % % contribution loss % Total % differences for offsetting carryforwards Note 01/01 to 01/01 to 2022 13,033 23.8% 1,734 43.2% 14,767 25.2% (196) 03/31/2022 5.5% 03/31/2021 14,571 26 .4% Consolidated 2023 net income 17,011 31.1% 561 14.0% 17,572 29.9% (136) 37,032 .8% 17,436 5,862 31.6% 2024 11 ,61 1 21.2% 464 11.6% 12,075 20.6% (53) 1.5% 12,022 21.8% Financial 2025 asseis ai available 2,483 for sale 4.5% 221 5.5% 2,704 4.6% (44) 1.2% 46 2,660 (1,506) 4.8% Change 2026 in fair value 1,894 3.5% 227 5_7% 2,121 3.6% (77) 2.(752 1% ) 2,044 (3,137) 3.7% Tax After effect 2026 8,627 15.9% 807 200% 9,434 16.1% 65 1000% (3 ,078) 85.9% 410 6,421 1,369 11.7% Total 54,659 100.0% 4,014 100.0% 58,673 100.0% 65 100.0% (3 ,584) 100.0% 55,154 100.0% (Gains) / lasses I1I transferred to incarne statement 706 477 Present Value 49,359 3,644 53,003 52 (2 ,819) 50 ,236 1) The Tax average effect funding rate, net of tax effects, was used to determine the present value. (318) (215) Projections Hedge of fu ture tax able income include estimates of macroeconomic va riables, exchange rates, interest rates, volumes of financial operations and service fees (60 and ) other fa ctors, which (393) can vary in relation to actual data and amounts. Cash flow hedge 5fV (336) 639 Net incarne Change in the in fina fair ncial value staternents is not directly related to the taxable incarne for incarne tax and social contribution, dueto differences between accounting criteria (581)and the tax legislation, 1,210 in addition Tax to effect corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of 245 futu re net income (571) IVHedge —Deferred of nel investmenl tax assets in foreign not operation accounted 5fV 276 (1,032) Change in fair value 544 (1,973) At 03/31/2022, Tax effect deferred tax assets not accounted for correspond to R$ 1,363 and result from Management’s (268) evaluation 941 of Remeasurements their perspectives of liabililies of realization for post-employmenl in the long benefits term < 1l (R$ 1,909 at 12/31/2021). (4) 2 Remeasuremenls 19 (5) 2 c) Current tax liabilities Tax effect 1 Foreign exchange variation in fore ign investments Note 03/31/2022 (4,281) 12/31/2021 1,382 Taxes Total other and contributions comprehensive on incarne income payable 1,656 (4,299) 3,401 (515) other Total comprehensive taxes and contributions income payable 2,565 2,733 3,453 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Legal obligations 9b li 3,412 3,352 Comprehensive income attributable to non-controlling interests 289 448 Total 7,633 10,206 Current 1) Amounts that will not be subsequently reclassified to incarne. 4,048 6,662 The Non-current accompanying notes are an integral part of these financial statements. 3,585 3,544 In ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 236 (R$ 124 at 12/31/2021) and it is mainly comprised of Taxes and contributions on income payable and Other taxes and contributions payable of R$ 219 (R$ 108 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 126

Note ITAÚ UNIBANCO 12— HOLDING Investments 5.A. Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) ITAÚ UNI BANCO HOLDING S.A. (l l Book value 12/31/2021 Changes fro m 01/01 lo 03/31/2022 Equity in earnings Book value Equlty ln earnings of sublsidlaries ofsubsldiaries Attributed to owners of the parent company Balance at rrom Changes in Adjustments in Other comprehensive incarne exchange rates and marketable Total 03/31/2022 Total 01/01 to 0313112021 Companies Changes in exchange Unrealized Goodwill Total Amortization of Dividends paid / lnvestment Hedge • securities of stockholders Corporate ‘ stockhalders’ rates and lnvestment Adjustments to results goodwilt accrued 131 Adjustments Remeasurements to Unrealized Con version Events 1 ~1 Slockhotders’ Note Treasury Capital Revenue Net lncomel Total <~! Functional currency Retained subsidiaries equity and—owners equity- non Total Hedge • Functional investor criteria Capital Available for sale investor criteria results and Gains and equity (Loss) of liabilities of post- adjustments of other than the Real other of the parent controlling currency other than shares reserves reserves securities other lasses—earnings “’ empl ‘” oyment foreign 2 company interests lhe Real Adjustments PJ Hedge ( l benefits investments Subsidiaries lBal nBrazil ance at 01 /01 /2021 130,166 1,811 749 97 ,148 (907) 132,747 2,323 40,734 6,263 472 42 (1 ,531) (243) 6,273 6,062 (7,919) (3,650) (344) 136,593 11 134,817 ,113 147,706 5,023 Transactions with owners 374 (302) 72 505 577 ltaú Unibanco S.A. 113,008 1,820 681 44 115,553 5,382 39 (260) 5,161 (3,646) (306) (89) 116,673 4,197 Banco Resutt ltaucard of deli S ve .A ry . of treasury shares 10,814 15 6 (23) 374 10,798 192 424 35 459 (23) 566 11 ,234 566 436 Banco Recognilion llaú BBA of S . share A. -based payment plans 2,509 (9) 54 2,554 (494) 282 285 (3) (16) (494) 2,820 (494) 82 ltaú Corretora de Valores S.A. 2,263 2,271 110 2,382 H2 (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher ltaú Consultoria de Valores Mobiliários e Participações S.A 1,081 (1) 1,080 (1) 22 22 (1) (1) 1,102 136 (1) Other lnvestments 491 491 43 (19) 24 91 606 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 166 Unclaimed dividends and lnlerest on capital (134) 73 73 442 73 Forelgn 7,8S4 1,“5 (17) 192 9,394 (11) 82 82 (722) (838) 7,971 Tot ltaú al Corpbanca comprehensive incarne 4,426 1,062 (11) 192 5,669 (11) (134) (1,506) 148 (1) 1,382 147 (393) (438) 5,414 (634) 4,899 4448 ,599 5,347 117 Ba Co nco nsolidated ltaú Uruguay net S income .A 2,550 202 1 2,753 (87) (87) (205) 5,414 (3) 5,414 2,458 448 5,862 182 Other lnvestments 678 301 (7) 972 21 22 (79) (1) 914 143 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Total Appropriations 137,820 3,378 749 192 142,141 (11) (134) 8,346 42 (243) 8,144 (4,372) (982) 142,788 6,486 Legal reserve 270 (270) 1) ltaú Unibanco Holding S.A • Cayman Branch. consolidated in these financial statements, has its functional currency equal to that of lhe controlling company. The exchange varialion oi this investment is RS (290) (RS 171 ffom 01101 to 03131/2021 ) and is allocated in the heading Securi~es and Derivative Financial lnstruments in lhe Statemenl oi lncome 2) Adjustment Statutory arising reserves from lhe standardization oí the investee’s fi nancial statements acco«:ling lo lhe investor’s accounting policies 3,784 (3 ,784) 3) Oividends approved and not paid are recorded as lncome receivable 4) The Oividends exchange varialion of indirect inveslmenl!i in functio nal currency equal to the CO<llrolling company corresponds to R$ (5,694) (RS 3,139 lwm 01101 to 03131/2021) (439) (439) (87) (526) 5) Corpora lnterest te on events ca pi arising tal lwm acquisitions, &pin-offs. merges, \akeovers. and capital incre ases or reductions. (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Change in the period Number of shares I quotas owned by 374 ITAÚ (302) Equity share in capital( 4,219%) (1,506) 2 1,382 (393) 3,776 866 4,642 Net lncome l Companies Capital Stockholders’ equity UNIBANCO HOLDING 0313112022 (Loss) Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11 ,022 155,576 Common Preferred Quotas Voting Share lnBrazil Transactions with owners 449 (335) 114 (1,501) (1 ,387) ltaú Resu Unibanco lt of de S livery .A of treaswy shares 69,784 116,711 15 5,382 3,390,407,265 3,283,608,963 449 10000% 62 100.00% 511 511 Banco ltaucard S.A 4 ,812 11,223 424 237,962,639.781 1,277,933,118 99.99% 99.99% Recognilion of share-based payment plans (397) (397) (397) Banco ltaú BBA S.A 946 2,820 282 4,474,435 4 ,474,436 99.99% 99.99% (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) ltaú Corretora de Valores S.A 922 2.382 110 27,482,523 811 ,503 99.99% 99.99% Corporate ltaú Consuttoria reorganization de Valores Mobiliários e Participaç:ões S.A 656 1,102 2cXIV, 22 3 548,954 1,097,907 100.00% (882) 100 .00% (882) (882) other t3l 40 40 40 Foreign Unclaimed ltaú CorpBanca dividends and lnterest on capital 16,21 4 16,760 563 256,035,852,654 26.30% 26.30% 77 77 77 Total Banco comprehensive ltaú Uruguay S.A income . 516 2,457 (87) 4,465, 133,954 100.00% 100.00% 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations The followi ng table presents the summary of the financial information ofthe investments of ITAÚ UNIBANCO HOLDING. Legal reserve 350 (350) Statutory reserves 03/31/2022 4,516 12/31/2021 (4 ,516) Dividends (301) (301) Other Total Other Total lnteresl on ca pital Contingent Contingent (1 ,954) (1 ,954) (1 ,954) Total Asseis Other Liabilities carnprehensive carnprehensive Total Asseis Other Liabilities carnprehensive carnprehensive Balance at 03/31 /2022 15 Liabilities 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1, Liabilities 729 (7 ,273) 144,393 9,509 153,902 incarne incarne incarne incarne Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. ln Brazil 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). ltaú Unibanco SA 1,575,502 14,638 122,866 (3,815) 1,552 1,527,403 13,958 102,192 (1,889) 18,972 The Banco accompan ltaucard ying notes are S A an integral part of these fi nancial stalements. 151,710 815 23 ,725 (22) 402 145,889 819 22,096 (303) 1,885 Banco ltaú BBA SA 3,312 60 332 (14) 268 4,047 59 864 (137) 923 ltaú Corretora de Valores SA 7,359 14 4,612 110 9,016 13 6,209 548 ltaú Consultoria de Valores Mobiliários e Participações S.A 1,230 41 8 (2) 20 1,203 41 8 (1) 249 Foreign ltaú CorpBanca 182,721 44 11,816 (1,017) (454) 199,157 35 13,810 284 1,625 Banco ltaú Uruguay SA 32,152 848 (4) (91) 33 ,791 888 (22) 374 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 127

Note ITAÚ UNIBANCO 13—Fixed HOLDING assets S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) 03/31/2022 12/31/2021 Fixed Assets 111 Anual depreciation Cost Depreciation lmpairment Residual Residual rates 01/01 to 01/01 to Note Real Estale 6,713 (3,923) (136) 03/31/2022 2,654 03/31/2021 2,776 Land 855 855 855 Consolidated net income 7,032 5,862 Buildings and lmprovements 4% to 10% 5,858 (3,923) (136) 1,799 1,921 Other Financial fixed asseis assets ai available for sale 14,316 (10,615) (40) 46 3,661 (1,506) 3,641 lnstallations Change in fair and value Furniture and equipament 10% to 20% 3,117 (2 ,328) (13) (752) 776 (3,137) 786 Data Tax effect processing systems 20% to 50% 8,803 (7,072) (27) 410 1,704 1,369 1,807 Oth er121 10% to 20% 2,396 (1,2 15) 1,181 1,048 (Gains) / lasses transferred to incarne statement 706 477 Total 21 ,029 (14,538) (176) 6,315 6,417 Tax effect (318) (215) 1) Hedge The contractual comm itments for purchase of the fixed assets totaled R$ 3, achievable until 2022. (60) (393) 2) Others reter to negotiations of Fixed assets in progress and other Commun ication, Security and Transportation equ ipment. Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 128

Note ITAÚ UNIBANCO 14— HOLDING Goodwill 5.A. and Intangible assets Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) lntangible asseis Attributed to owners of the parent company Association for lhe Other comprehensive incarne Total Total Goodwill and intagible stockholders’ stockhalders’ Note promotion and offer of lnternally developed Total from acquisition Note Treasury Capital Revenue Remeasurements Conversion Retained equity11 - owners equity- non Total Software Available Acquired for sale Gains Other and intangible asseis > Capital of liabilities of post software - adjustments of financial shares producls reserves and reserves earnings of the parent controlling securities employment foreign lasses—company interests services Adjustments PJ Hedge (2l benefits investments Bal Annual ance at amortization 01 /01 /2021 rates Upto 20% 97 ,148 8% (907) 2,323 40,734 20% 472 (1,531) 20% 6,273 (7,919)10% to 20% 136,593 11 ,113 147,706 Transactions with owners 374 (302) 72 505 577 Resutt of delive ry of treasury shares 15 374 192 566 566 Recognilion of share-based payment plans (494) (494) (494) Cosi (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher (1) (1) (1) Reversai Balance of Di a112/31/2021 vidends or lnterest on capital—declared after previous period 13,085 2,647 166 6,176 11,157 6,414 166 39,479 166 Unclaimed dividends and lnlerest on capital 73 73 73 T Acquisitions otal comprehensive incarne (1,506) 91 1,382 1,124 (393) 5,414 155 4,899 448 1,370 5,347 Rescissions Co nsolidated net /income disposals (1) 5,414 (63) 5,414 448 (64) 5,862 other comprehensive incarne (1,506) 1,382 (393) (515) (515) Appropriations Exchange variation (775) (113) (312) (69) (1,269) Other Legal reserve (4) 270 (762) 742 (270) (24) Statutory reserves 3,784 (3 ,784) Balance a103/31/2022 12,310 2,530 5,192 13,023 6,437 39,492 Oividends (439) (439) (87) (526) lnterest on ca pital (994) (994) (994) Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Amortization Change in the period 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 Balance Balance at 01 a112/31/2021 /01 /2022 (8,436) 90,729 (528) (1,366) 2,247 57,058 (3,912) (2,263) (1,486) (4,220) 6,010 (7,213) (1,983) 144,554 11 ,022 (19,917) 155,576 Transactions with owners 12 449 (335) 114 (1,501) (1 ,387) Amortization expenses > (192) (27) (136) (393) (272) (1 ,020) Result of delivery of treaswy shares 15 449 62 511 511 Rescissions Recognilion of shar / disposals e-based payment plans (397) 63 (397) (397) 63 (lncrease) / Decrease to lhe owners of lhe pa renl company 15 (1,501) (1,501) Exchange variation 471 50 159 2 58 740 Corporate reorganization 2cXIV, 3 (882) (882) (882) other Other t3l 4 40 347 (347) 40 (21) 40 (25) Unclaimed dividends and lnterest on capital 77 77 77 Balance a103/31/2022 (8,182) (1,339) (3,542) (4,958) (2,134) (20,155) Total comprehensive income 46 (4) (4 ,281) (60) 6,743 2,444 289 2,733 Co nsohdated net income 6,743 6,743 289 7,032 other comprehensive income 46 (4) (4,281) (60) (4,299) (4,299) lmpairment 10h Appropriations Balance Legal reserve ai 12/31/2021 (1,428) (712) 350 (171) (823) (350) (3,134) Statutory reserves 4,516 (4 ,516) Exchange variation 115 57 172 Dividends (301) (301) Balance lnteresl on ca a103/31/2022 pital (1,313) (655) (171) (823) (1 ,954) (1 ,954) (2,962) (1 ,954) Balance at 03/31 /2022 15 90,729 (79) 1,912 61 ,082 (2,217) (1 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 Change in the period 449 (335) 4,024 46 (4) (4,281) (60) (161) (1,513) (1,674) 1) Book lncludes value the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) Balance lncludes the effects a103/31/2022 of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). 2,815 536 1,479 7,242 4,303 16,375 The Balance accompan yi a112/31/2021 ng notes are an integ ral part of these fi nancial stalements. 3,221 569 2,093 6,114 4,431 16,428 1) ln eludes amounts pa id for acqu isition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. 2) Amortization expenses related to the rights for acquisition of payrol ls and associations, in the amount of R$ (290) (R$ (860) from 01/01 to 12/ 31/ 2021) are disclosed in the expenses on financial operation. Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 2,348 (R$ 2,714 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 129

Note ITAÚ UNIBANCO 15—Stockholders’ HOLDING S. A. equity    Consolidated Statement of Comprehensive lncome a) (ln Capital millions of reais) Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of Note 01/01 to 01/01 to shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) 03/31/2022 of the amount 03/31/2021 paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Consolidated net income 7,032 5,862 The Financial breakdown asseis ai available and change for sale in shares of paid-in capital in the beginning and end of the period are shown 46 below: (1,506) Change in fair value (752) (3,137) Tax effect 03/31/2022 410 1,369 Number (Gains) / lasses transferred to incarne statement 706 Amount 477 Common Preferred Total Tax effect (318) (215) Hedge Residents in Brazil 12/31 /2021 4 ,929,997,183 1,771 ,808,645 6,701 ,805,828 (60) 62,020 (393) Cash Residents flow hedge abroad 12/31 /2021 28 ,293,176 3,074 ,036,344 5fV 3,102,329,520 (336) 28,709 639 Shares Change of capital in fair value stock 12/31/2021 4,958,290,359 4,845,844,989 9,804,135,348 (581) 90,729 1,210 Shares Tax effect of capital stock 03/31/2022 4,958,290,359 4,845,844,989 9,804,135,348 245 90,729 (571) Hedge Residents of nel in investmenl Brazil in foreign operation 03/31 /2022 4,929,050,046 1,618,668,295 5fV 6,547,718,341 276 60,594 (1,032) Change Residents in fair abroad value 03/31 /2022 29 ,240,313 3,227 ,176,694 3,256,417,007 544 30,135 (1,973) Treasury Tax effect shares 11 l 12/31/2021 24,244,725 24,244,725 (268) (528) 941 Remeasurements Result of delivery of liabililies oftreasure for post-employmenl shares benefits < 1l (20 ,605 ,634) (20 ,605 ,634) (4) 449 2 Remeasuremenls11 19 (5) 2 Treasury shares l 03/31/2022 3,639,091 3,639,091 (79) Outstanding Tax effect shares 03/31/2022 4,958,290,359 4,842,205,898 9,800,496,2571 Outstanding Foreign exchange shares variation in fore ign investments 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623 (4,281) 1,382 Total other comprehensive income (4,299) (515) 1) Own shares, pu rchased based on authorization of lhe Board of Di rectors, to be held in Treasury, for subsequent cancellation or replacement in lhe Total comprehensive income 2,733 5,347 market. Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 Below is the average cost of treasury shares and their market price in reais. 1 n 2022, there was nane acquisition of treasury 1) Amounts that shares will not .be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. 03/31/2022 Cost / Market value Common Preferred Average cost 21.76 Market value at 03/31 /2022 23 .60 27.48 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 130

IITAÚ —Breakdown UNIBANCO HOLDING of dividends S.A. and interest on capital Consolidated Statement of Comprehensive lncome (ln millions of reais) 03/31/2022 Statutory individual net incarne 6,993 Adjustments: Note 01/01 to 01/01 to 03/31/2022 03/31/2021 (-) Legal reserve—5% (350) Consolidated net income 7,032 5,862 Dividend calculation basis 6,643 Financial asseis ai available for sale 46 (1,506) Minimun Change in mandatory fair value dividend—25% (752) 1, (3,137) 661 Tax effect 410 1,369 Dividends and lnterest on Capital Paid / Accrued 1,661 (Gains) / lasses transferred to incarne statement 706 477 II Tax - Stockholders’ effect yields (318) (215) Hedge (
60 ) (393) Gross value WHT(With Cash flow hedge 5fVGross (336) Net 639 per share (R$) holding tax) Paid Change / Prepaid in fair value 345 (581)(52) 1,210 293 Tax effect 245 (571) lnterest on capital—2 monthly installment paid from February to March 2022 0.0150 345 (52) 293 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Accrued (Recorded in Other Liabilities - Social and Statutory) 1,609 (241) 1,368 lnterest Change on capital in fair -value 1 monthly installment paid on 04/01 /2022 0.0150 173 544(26) (1,973) 147 lnterest Tax effect on capital 0.1245 1,436 (268) (215) 1,221 941 Total - 01/01 to 03/31/2022 benefits 1l 1,954 (293) 1,661 Remeasurements of liabililies for post-employmenl < (4) 2 Total - 01/01 to 03/31/2021 1,433 (149) 1,284 Remeasuremenls 19 (5) 2 c)Tax Capital effect reserves and profit reserves—ITAÚ UNIBANCO HOLDING 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income 03/31/2022 (4,299) 12/31/2021 (515) Total Capital comprehensive reserves income 1,912 2,733 2,247 5,347 Premium Comprehensive on subscription income attributable of shares to the owners of the parent company 2,444 284 4,899 284 Comprehensive income attributable to non-controlling interests 289 448 Share-based payment 1,627 1,962 Reserves 1) Amounts that from will tax not be incentives, subsequently restatement reclassified to incarne of equity . securities and other The accompanying notes are an integral part of these financial statements. Profit reserves 59,298 55,1 65 Lega1 (1l 13,936 13,586 Statutory (2l 45 ,362 41 ,579 1) lts purpose is to ensure the integ ri ty of capital, com pensate loss or increase capital. 2) lts main purpose is to ensure the remu neration flow to shareholders. d) Reconciliation of net income and stockholders’ equity (Note 2c I) Netincome Stockholders’ equity 01/01 to 01/01 to Note 03/31/2022 03/31/2021 03/31/2022 12/31/2021 ITAÚ UNIBANCO HOLDING 6,993 5,405 144,690 144,564 Amortization of goodwill 1 10 (101) Conversion adj ustments of foreign investments 2c li (42 1) (17) (321) 64 Hedge of net investments in foreign operations (800) (17) (670) 122 Tax effects—hedge of net investments in foreign operations 379 349 (58) other 170 26 14 27 ITAÚ UNIBANCO HOLDING CONSOLIDATED 6,743 5,414 144,393 144,554 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 131

e) ITAÚ Non-controlling UNIBANCO HOLDING interests S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Stockholders’ equity lncome 01/01 to 01/01 to 03/31/2022 12/31/2021 03/31/2022 03/31/2021 01/01 to 01/01 to ltaú CorpBanca 7,432 Note 9,075 03/31/2022 (239) 03/31/2021 (317) ltaú CorpBanca Colombia S.A. 18 469 (1) (12) Consolidated net income 7,032 5,862 Financeira ltaú CBD S.A. Crédito, Financiamento e Investimento 735 708 (27) (51) Financial asseis ai available for sale 46 (1,506) Luizacred S.A. Soe. de Crédito, Financiamento e Investimento 566 558 (8) (48) Change in fair value (752) (3,137) Other C 1l 758 212 (14) (20) Total Tax effect 9,509 11,022 (289) 410 1,369 (448) 1) (Gains) As from /2022, lasses in transferred accordance to with incarne Regulatory statement lnstruction No. 206 of 12/ 13/ 2021, it includes minority parties of consolidated706 investment funds.477 Tax effect (318) (215) Hedge (60) (393) f) Cash Share-based flow hedge payment 5fV (336) 639 Change in fair value (581) 1,210 ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management Tax effect 245 (571) members Hedge of nel and investmenl employees in foreign in the operation medium and long term corporate development process. 5fV 276 (1,032) The Change grant in of fair these value benefits is only made in years in which there are sufficient profits to permit 544 the distribution (1,973) of mandatory Tax effect dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority (268) stockholders at the 941 balance Remeasurements sheet date. of liabililies These for post-employmenl programs are benefits settled < 1 lthrough the delivery of ITUB4 treasury shares to stockholders. (4) 2 Remeasuremenls 19 (5) 2 Expenses on share-based payment plans are presented in the table below: Tax effect 1 Foreign exchange variation in fore ign investments 01/01 to (4,281) 01/01 to1,382 Total other comprehensive income Note (4,299) (515) 03/31/2022 03/31/2021 Total comprehensive income 2,733 5,347 Partner Plan 10f (35) Comprehensive income attributable to the owners of the parent company 2,444 4,899 Share-based Comprehensive plan income attributable to non-controlling interests (46) 289 (103) 448 1) Total Amounts (1l that will not be subsequently reclassified to incarne. (46) (138) 1) The As accompanying a resu lt of notes lhe are reduction an integral part of lhe of these minority financial interest statements. in XP lnc. and subsequent merger of XPart S.A (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses—Compensation (Note 10f). I—Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 132

ITAÚ Change UNIBANCO in the Partner HOLDING Program S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) 01/01 to 01/01 to 03/31/2022 03/31/2021 Note Quantity 01/01 to Quantity 01/01 to 11 03/31/2022 03/31/2021 Opening balance l 36,943,996 36,291,760 Consolidated net income 7,032 5,862 New 21 ,104,876 8,094,693 Financial Delivered asseis ai available for sale (9 ,226 ,877) 46 (1 1,652 (1,506) ,700) Change in fair value (752) (3,137) Cancelled (136,757) (93 ,412) Tax effect 410 1,369 Closing balance 48,685,238 32,640,341 (Gains) / lasses transferred to incarne statement 706 477 Weighted average of remaining contractual life (years) 2.97 2.55 Tax effect (318) (215) Hedge Market value weighted average (R$) 22.23(60) 20. (393) 27 1)Cash As a flow resu hedge lt of the reduction of the minority interest in XP lnc. and subsequent merger 5fV of XPart S.A. (Note (336 3), ) as from October 639 2021, Change there in was fair value an increase in the number of ITU B4 shares to be delivered under the variable compensation plans. (581) 1,210 Tax effect 245 (571) II—Hedge Variable of nel investmenl Compensation in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) ln this plan, pari of lhe administrators variable remu neration is paid in cash and pari in shares during a period of three years Tax effect (268) 941 Shares are delivered on a deferred basis, of which one-third per year, upon compliance with lhe conditions provided for in internai Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 regulation. The deferred unpaid porlions may be reversed proporlionally to a significant reduction in lhe recurring incarne rea lized orRemeasuremenls lhe negative incarne for the period. 19 (5) 2 Tax effect 1 Management Foreign exchange members variation become in fore ign eligible investments for lhe receipt of these benefits according to individual performance,(4,281 business ) performance 1,382 or Total both. other The comprehensive benefit amount income is eslablished according to lhe activities of each management member who should (4,299) meet ai least (515) lhe performance and conduct requ irements. Total comprehensive income 2,733 5,347 The Comprehensive fair value of lhe income share attributable is the market to the price owners at its of grant the parent date company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 Change 1) Amounts in that share-based will not be subsequently variable reclassified compensation to incarne. The accompanying notes are an integral part of these financial statements. 01/01 to 01/01 to 03/31/2022 03/31/2021 Quantity Quantity Opening balance 11 l 36,814,248 27,407,231 New 21 ,047,203 12,493,779 Delivered (13,760 ,228) (10 ,512 ,278) Cancelled (238,271) (157,683) Closing balance 43,862,952 29,231,049 Weighted average of remaining contractual life (years) 1.64 1.76 Market value weighted average (R$) 24.77 28.63 1) As a resul t of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 sha res to be delivered under the va riable compensation plans. Note 16—Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 133

ITAÚ ITAÚ • UNIBANCO UNIBANCO Itaú Unibanco HOLDING HOLDING Participações S. S.A. A. S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) Consolidated Consolidated and Statement Statement ITAÚSA, of of direct Comprehensive Comprehensive and indirect lncome lncome shareholders of ITAÚ UNIBANCO HOLDING. (ln(ln millions millions of of reais) reais) • The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular: Dexco S.A., Copagaz –Distribuidora de Gás S.A., Aegea Saneamento e Participaçőes S.A., Águas do Rio Note Note 1 SPE S. 01/0101/01 A., Águas to to do Rio 01/0101/01 4 to to SPE S.A., Alpargatas S.A. and XP Inc. (Note 3). 03/31/202203/31/2022 03/31/202103/31/2021 Consolidated Consolidated • Investments net net income income in associates and joint ventures, in particular: Porto Seguro Itaú Unibanco Participações 7,0327,032 S.A., 5,8625,862 BSF Holding Financial Financial asseis asseis S.A. and ai ai available available XP Inc. for for (Note sale sale 3). 4646 (1,506) (1,506) Change Change in in fair fair value value (752(752) ) (3,137) (3,137) Tax Tax effect effect 410410 1,3691,369 • Pension Plans: Fundaçăo Itaú Unibanco – Previdęncia Complementar and FUNBEP – Fundo de Pensăo Multipatrocinado, (Gains) (Gains) / / lasses lasses transferred transferred closed-end to to incarne incarne supplementary statement statement pension entities, that administer retirement plans sponsored 706706 by ITAÚ 477477 Tax Tax effect effect (318(318) ) (215) (215) UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees. Hedge Hedge (60(60) ) (393) (393) Cash Cash flow flow hedge hedge 5fV 5fV (336(336) ) 639639 Change Change • Associations: in in fair fair value value Associaçăo Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO (581(581) ) HOLDING 1,2101,210 CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and Tax Tax effect effect 245245 (571(571) ) innovative Hedge Hedge of of nel nel technologies, investmenl investmenl in in foreign foreign business operation operation models and solutions; the produce and disseminate 5fV 5fV the resulting 276276 technical (1,032) (1,032) and scientific Change Change knowledge; in in fair fair value value the attract and bring in new information technology talents that may be characterized 544544 as startups; (1,973) (1,973) and to research, develop and establish ecosystems for entrepreneur and startups. Tax Tax effect effect (268) (268) 941941 Remeasurements Remeasurements • Foundations of of liabililies liabililies and for for Institutes post-employmenl post-employmenl maintained benefits benefits < < by 11ll donations from ITAÚ UNIBANCO HOLDING and (4) (4) by the proceeds 22 generated Remeasuremenls Remeasuremenls by their assets, so that they can accomplish their objectives and 1919 to maintain their (5) (5) operational and 22 administrative Tax Tax effect effect structure: 11 Foreign Foreign exchange exchange variation variation in in fore fore ign ign investments investments (4,281(4,281) ) 1,3821,382 Fundação Total Total other other comprehensive comprehensive Itaú para a Educação income income e Cultura – promotes education, culture, social assistance, defense (4,299) (4,299) and guarantee (515) (515) of Total Total rights, comprehensive comprehensive and strengthening income income of civil society. 2,7332,733 5,3475,347 Instituto Comprehensive Comprehensive Unibanco income income – attributable attributable supports to to projects the the owners owners focused of of the the parent parent on social company company assistance, particularly education, culture, 2,4442,444 promotion 4,8994,899 of integration Comprehensive Comprehensive into the income income labor attributable attributable market, to to and non-controlling non-controlling environmental interests interests protection, directly or as a supplement to civil institutions. 289289 448448 1)1) Amounts Amounts that that will will not not be be subsequently subsequently reclassified reclassified to to incarne. incarne. Instituto The The accompanying accompanying Unibanco notes notes are are de an an integral integral Cinema part part of of – these these promotes financial financial statements. statements. culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Unibanco Holding S.A. – Complete Financial Statements Statements – March 31, 2022 134

a) ITAÚ Transactions UNIBANCO HOLDING with related S.A. parties Consolidated Statement of Comprehensive lncome ITAÚ UNIBANCO HOLDING (ln millions of reais) Asseis/ (Liabilities) Revenues / (Expenses) Annual rate 01 /01 to 01/01 to 03/31/2022 12/31 /2021 03/31 /2022 03/31/2021 Note 01/01 to 01/01 to lnterbank investmenls 51 ,152 65,744 03/31/2022 813 03/31/2021 813 Consolidated ltaú Unibanco SA net Nassau income Branch 1.57% to 6.61% 43,539 58,315 7,032 636 5,862 733 Financial Other asseis ai available for sale 11 .65% 7,613 7,429 46 177 (1,506) 80 Securities Change and in fair derivative value financial instrumenls (asseis and liabilities) 313 (93) (752) 560 (3,137) (978) Tax effect 410 1,369 lnvestment funds 313 (93) 560 (978) Deposils (Gains) / lasses transferred to incarne statement 706 (1) 477 (1) Other Tax effect (318) (1) (215) (1) Funds from acceptances and issuance of securities (434) (596) (2) Hedge (60) (393) ltaú Cash Unibanco flow hedge SA Nassau Branch (434) 5fV (596) (336) (2) 639 Amounts receivable (payable) Commissions and banking fees, Administrative Change in expenses fair value and/or Other operational (174) (191) (581) (2) 1,210 (7) ltaú Tax Corretora effect de Va lores SA (1) (1) 245 (2) (571 (4) ) ltaú Hedge Unibanco of nel SA investmenl Nassau Branch in foreign operation (243) 5fV (260) 276 (1,032) ltaú Unibanco SA 76 76 544 (1,973) Change in fair value Other Tax effect (6) (6) (268) 941 (3) Donation 500 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Fundação ltaú para a Educação e Cultura 500 Remeasuremenls 19 (5) 2 Tax effect 1 ITAÚ UNIBANCO HOLDING CONSOLIDATED Foreign exchange variation in fore ign investments (4,281) 1,382 Asseis / (Liabililies) Revenues / (Expenses) Total other comprehensive income Annual rate (4,299) (515) 03/31/2022 12/31 /2021 01 /01 to 03/31/2022 01 /01 to 03/31 /2021 Total comprehensive income 2,733 5,347 lnterbank investments 4,000 2,301 60 23 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Other 11.65% 4,000 2,301 60 23 Comprehensive income attributable to non-controlling interests 289 448 Loan 1) Amounts operations that will not be subsequently reclassified to incarne. 575 654 15 4 Dexco SA CDI + 1.45% 561 546 15 4 The Other accompanying notes are an integral part of these financial statements COI. + 1.5% / 2.5% to 6% 14 108 Securities and derivative financial instruments (assets and liabilities) 5,430 5,397 210 25 lnvestment funds 224 183 11 8 Copagaz—Distribuidora de Gás S.A. CDI + 1.7% to 2.95% 1,107 1,082 31 9 ltaúsa S.A. CDI + 2% to 2.4% 1,228 1,200 36 8 Águas do Rio 4 SPE SA COI+ 3.5% 1,508 1,574 89 Aegea Saneamento e Participações S.A . COI + 1.5% to 2.9% 842 844 27 Other COI + 3.5% 521 514 16 Deposits (2) Other (2) Deposits received under securities repurchase agreements (506) (443) (19) (1) Alpargatas SA 99% CDI (18) (22) (7) Dexco S.A. 99% to 99 .5% COI (7) (15) Aegea Saneamento e Participações S.A. 97% to 99% COI (16) (158) (4) Other 11.4% / 75% to 96% COI (465) (248) (8) (1) Amounts receivable (payable) / Commissions and banking fees, (266) (273) (9) 6 Administrative expenses and/or Other operational Fundação ltaú Unibanco—Previdência Complementar (106) (78) 8 9 Dexco SA 21 14 Olímpia Promoçao e Serviços S.A. (5) (5) (14) (11) FUNBEP—Fundo de Pensao Mu ltipatrocinado (168) (158) (8) 2 ltaúsa SA (10) (10) 3 3 Other 2 (36) 2 3 Rent (9) (8) Fundaçao ltaú Unibanco—Previdência Complementar (8) (7) FUNBEP—Fundo de Pensao Mu ltipatrocinado (1) (1) Sponsorship 8 12 (4) (2) Associação Cubo Coworking ltaú 8 12 (4) (2) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 135

Operations ITAÚ ITAÚ UNIBANCO UNIBANCO with HOLDING HOLDING Key Management S. S.A. A. Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 101, Consolidated Consolidated Liabilities Statement Statement of R$ of of (6,209) Comprehensive Comprehensive and Result lncome lncome of R$ (52) (R$ 100, R$ (6,136) at 12/31/2021 and R$ (8) from 01/01 to 03/31/2021, (ln(ln millions millions of of reais) reais) respectively) . In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated Note Note 01/0101/01 related to to parties, 01/0101/01 to to as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded 03/31/202203/31/2022 in Other Administrative 03/31/202103/31/2021 Expenses in the amount of R$ (1) (R$ (1) from 01/01 to 03/31/2021) in view of the use of the common structure. Consolidated Consolidated net net income income 7,0327,032 5,8625,862 b) Financial Financial Compensation asseis asseis ai ai available available and for for Benefits sale sale of Key Management Personnel 4646 (1,506) (1,506) Change Change in in fair fair value value (752(752) ) (3,137) (3,137) Tax Tax effect effect 410410 1,3691,369 Compensation (Gains) (Gains) / / lasses lasses transferred transferred and benefits to to incarne incarne attributed statement statement to Management Members, members of the Audit Committee706706 and the Board477477 of Directors Tax Tax effect effect of ITAÚ UNI BANCO HOLDING CONSOLIDATED in the period correspond to: (318(318) ) (215) (215) Hedge Hedge (60(60) ) (393) (393) Cash Cash flow flow hedge hedge 5fV 5fV 01/01 to (336(336) ) 01/01 to 639639 Change Change in in fair fair value value 03/31/2022 (581(581) ) 03/31/2021 1,2101,210 Fees Tax Tax effect effect (171) 245245 (123) (571(571) ) Hedge Hedge of of nel nel investmenl investmenl in in foreign foreign operation operation 5fV 5fV 276276 (1,032) (1,032) Profit Change Change sharing in in fair fair value value (66) 544544 (1,973) (1,973) (49) Post-employment Tax Tax effect effect benefits (3) (268) (268) 941941 (6) Remeasurements Remeasurements of of liabililies liabililies for for post-employmenl post-employmenl 1 benefits benefits < < 11ll (4) (4) 22 Share-based payment plan < > 5 (33) Remeasuremenls Remeasuremenls 1919 (5) (5) 22 Total (235) (211) Tax Tax effect effect 11 1) Foreign Foreign As a exchange exchange result of variation variation the reduction in in fore fore ign ign of investments investments the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note (4,281(4,281 3), ) )in October 2021, 1,3821,382 there Total Total other other was comprehensive comprehensive an increase in income income the number of ITUB4 shares to be delivered under the variable compensation (4,299) (4,299) plans . Payments (515) (515) occured in 2022 are reflected in Fees. Total Total comprehensive comprehensive income income 2,7332,733 5,3475,347 Comprehensive Comprehensive income income attributable attributable to to the the owners owners of of the the parent parent company company 2,4442,444 4,8994,899 Total Comprehensive Comprehensive amount related income income to attributable attributable share-based to to non-controlling non-controlling payment plans, interests interests personnel expenses and post-employment benefits 289289 is detailed448448 in Notes 1)1) Amounts Amounts 10f, that that 15f will will not not and be be subsequently subsequently 19, respectively. reclassified reclassified to to incarne. incarne. The The accompanying accompanying notes notes are are an an integral integral part part of of these these financial financial statements. statements. Note 17—Fair value of financial instruments The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement. The methods and assumptions used to estimate the fair value are defined below: • Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements - The carrying amounts for these instruments are close to their fair values. • Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts—They are calculated by discounting estimated cash flows at market interest rates. • Securities and Derivatives financial instruments - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. Itaú Unibanco Unibanco Holding S.A. – Complete Financial Statements Statements – March 31, 2022 136

ITAÚ • UNIBANCO Loan, lease HOLDING and S.A other . credit operations—Fair value is estimated for groups of loans with similar financial and Consolidated risk characteristics, Statement of Comprehensive using valuation lncome models . The fair value of fixed-rate loans was determined by discounting estimated (ln millions of cash reais) flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair 01/01 value to of overdue 01/01 to loan Note and lease transactions was based on the discount of estimated cash flows, using a rate 03/31/2022 proportional 03/31/2021 to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount Consolidated net income 7,032 5,862 rates Financial rely asseis on information ai available for available sale in the market and knowledge of the individual debtor. 46 (1,506) a)Change Financial in fair assets value and liabilities measured at fair value (752) (3,137) Tax effect 410 1,369 The following table presents the financial assets and liabilities rneasured at fair value on a recurring basis, segregated arnong leveis of the fair value hierarchy. (Gains) / lasses transferred to incarne statement 706 477 Tax effect 03/31 /2022 12/31/2021 (318) (215) Hedge Book Value / (60) Book Value (393) / Levei 1 Levei 2 Levei 3 FairValue Levei 1 Level2 Levei 3 FairValue Trading Cash securities flow hedge 137,468 216,995 32 354,495 116,494 5fV 213,102 (336) 44 329639 ,640 Governrnent Change securities in fair value —Brazil 118,831 1,884 120,715 100,776 1,979 (581) 102,755 1,210 Financial Tax effect treasury bills 19,851 19,851 23,888 245 (571 23 ,888 ) Hedge National of treasury nel investmenl bills in foreign operation 32,978 32,978 29,614 5fV 276 (1,032) 29 ,614 National treasury notes 64,416 1,884 66,300 44,893 1,979 46 ,872 Brazilian Change externai in fair debt value bonds 1,586 1,586 2,381 544 (1,973) 2,381 Governrnent Tax effect securities - abroad 5,494 5,494 5,064 (268) 5,064 941 Corporate securities 13,143 14,620 32 27,795 10,654 13,475 44 24,173 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Shares 4,667 4,667 2,852 2,852 Remeasuremenls Bank deposit certificates 181 181 19 182 (5) 182 2 Tax Real effect estate receivables certificates 247 247 135 1 135 Fund quotas 1,375 10,704 12,079 652 9,360 10,012 Foreign exchange variation in fore ign investments (4,281) 1,382 Credit rights 8,623 8,623 6,916 6,916 Total Fixed other incarne comprehensive income 26 1,921 1,947 33 2,120 (4,299) (515) 2,153 Total Variable comprehensive incarne income 1,349 160 1,509 619 324 2,733 5,347 943 Debentures 2,212 882 25 3,119 1,717 1,478 36 3,231 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Eurobonds and other 4,889 7 4,896 5,433 8 5,441 Comprehensive income attributable to non-controlling interests 289 448 Financial bills 1,657 1,657 1,632 1,632 1) Amounts Promissory that and will comrnercial not be subsequently notes reclassified to incarne. 250 250 230 230 Other 699 699 458 458 The accompanying notes are an integral part of these financial statements. PGBL / VGBL fund quotas 200,491 200,491 197,648 197,648 Available for sale securities 78,450 76,094 2,388 156,932 89,187 71 ,031 2,285 162,503 Governrnent securities—Brazil 28,270 4,625 125 33,020 39,760 5,556 140 45,456 Financial treasury bills 3,987 3,987 3,947 3,947 National treasury bills 941 941 3,168 3,168 National treasury notes 19,655 4 ,625 24 ,280 28 ,105 5,556 33 ,661 National treasury / securitization 125 125 140 140 Brazilian externai debt bonds 3,687 3,687 4,540 4,540 Government securities—abroad 37,749 37,749 37,135 37 ,135 Corporate securities 12,431 71 ,469 2,263 86,163 12,292 65 ,475 2,145 79 ,912 Shares 703 5,863 76 6,642 704 4,169 4,873 Rural product note 15,322 83 15,405 12,671 82 12,753 Bank deposit certificates 56 56 128 128 Rea l estale receivables certificates 835 178 1,013 1,032 1,032 Fixed incarne fund quotas 174 174 206 206 Debentures 7,908 38 ,088 1,926 47 ,922 7,264 37 ,017 2,063 46 ,344 Eurobonds and other 3,820 385 4,205 4,312 453 4,765 Financial bills 1,130 1,130 1,097 1,097 Promissory and comrnercial notes 8,091 8,091 7,257 7,257 Other 1,525 1,525 12 1,445 1,457 Other receivables—Sundry 280 280 157 157 Other liabilities—Sundry 241 241 161 161 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 137

TheITAÚfollowingUNIBANCOtable presentsHOLDINGthe breakdownS.A.of fair value hierarchy levels for derivative assets and liabilities.    Consolidated Statement of Comprehensive lncome 03/31 /2022 12/31/2021 (ln millions of reais) Levei 1 Levei 2 Levei 3 Total Levei 1 Levei 2 Levei 3 Total Assets 44 71 ,813 166 72,023 6 68 ,698 152 68,856 Swap contracts—Adjustment receivable 38 ,216 133 38 ,349 37 ,923 90 38 ,013 Option contracts 30 13 ,834 33 13,897 3 2101/01,165 to 62 01/01 to21,230 Note    Foiward contracts 7,813 7,813 03/31/20222,94 1 03/31/20212,941 Cred it derivatives 166 166 242 242 Consolidated NDF—Non Deliverable net income Foiwards 11 ,436 11,436 5,943 7,032 5,862 5 ,943 FinancialOther derivativeasseisfinancialai availableinstrumentsfor sale 14 348 362 3 484 46 (1,506)487 Liabilities (6) (64,557) (100) (64,663) (3) (63,841) (125) (63,969) Change in fair value    (752) (3,137) Swap contracts—Adjustment payable (30 ,625) (93) (30 ,718) (34 ,535) (111) (34 ,646) Option Tax effect contracts (17,946) (7) (17,953) (2) (23,296) 410 (14) (23,3 1,369 12) Foiward(Gains)contracts/ lasses transferred to incarne statement (5,927) (5,927) (762) 706 (762)477 Cred it derivatives (120) (120) (198) (198) Tax effect    (318) (215) NDF—Non Deliverable Forwards (9,736) (9,736) (4 ,896) (4,896) Hedge Other derivative financial instruments (6) (203) (209) (1) (154) (60) (393) (155) Cash flow hedge    5fV (336) 639 ln ali periods, there were no significant transfers between Levei 1 and Levei 2. Transfers to and from Levei 3 are presented in movements of Levei 3.    Change in fair value    (581) 1,210 TheTaxmethodseffect and assumptions used to measurement the fair value are defined below: 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This Change in fair value    544 (1,973) classification level includes most of the Brazilian government securities, government securities from other countries, Tax effect    (268) 941 shares, debentures with price published by ANBIMA and other securities traded in an active market. Remeasurements of liabililies for post-employmenl benefits <1l (4) 2 LevelRemeasuremenls2: Bonds, securities and derivatives that do not have price information available19 and are (5)priced based on2 conventionalTax effect or internal models. The inputs used by these models are captured directly or built from 1observations of activeForeignmarkets.exchange variationMost ofinderivativesfore ign investmentstraded over-the-counter, certain Brazilian government bonds, debentures(4,281) and other1,382 privateTotal othersecuritiescomprehensivewhoseincomecredit component effect is not considered relevant, are at this level. (4,299) (515) Level Total comprehensive 3: Bonds, securities income and derivatives for which pricing inputs are generated by statistical 2,733 and mathematical 5,347 models.ComprehensiveDebenturesincomeandattributableother privateto the ownerssecuritiesof thethatparentdocompanynot fit into level 2 rule and derivatives with2,444maturities greater4,899 thanComprehensivethe last observableincome attributableverticestoofnon-controllingthe discount interestscurves are at this level. 289 448 1) Amounts that will not be subsequently reclassified to incarne.    AllThetheaccompanyingabove methodsnotes are an mayintegralresultpart of thesein a financialfair valuestatements.that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.    Governance of Level 3 recurring fair value measurement    The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.    The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. Level 3 recurring fair value changes    The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.    Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022    138

ITAÚ UNIBANCO HOLDING S.A. Total gains or losses {Realized / unrealized) Consolidated Statement of Comprehensive Fair value at lncome Transfers in Fair value at Total gains or 12/31 /2021 Purchases Settlements and/or out of 03/31/2022 losses Recognized in Recognized in Other Levei {Unrealized) (ln millions of reais) comprehensive income income Trading securities 44 (3) 7 (5) (11) 32 (4) Corporate securities 44 (3) 7 (5) 01/01 (11) to 32 01/01 to (4) Debentures 36 Note (11) 25 (2) 03/31/2022 03/31/2021 Eurobonds and other 8 (3) (5) (2) Available Consolidated for sale securities net income 2,285 18 (3) 45 (1) 44 7,032 2,388 5,862 (542) Government sec urities—Brazil 140 (6) (9) 125 20 Financial Corporate securities asseis ai available for sale 2,145 24 6 45 (1) 44 46 2,263 (1,506) (562) Shares (9) 2 83 76 (42) Change in fair value (752) (3,137) Rural product note 82 2 (1) 83 (26) Tax Real estate effect receivable certificate (7) 185 410 178 1,369 (56) (Gains) Debentures / lasses transferred to incarne statement 2,063 38 4 45 (224) 706 1,926 (438) 477 Tax effect (318) (215) Hedge Total gains or losses (Realized / (60) (393) Fair value at unrealized) Fair value at Cash flow hedge 5fV Transfers in (336) Total gains639 ar 12/31/2021 Purchases Settlements and/or out of 03/31/2022 losses Recognized in Recognized in Other comprehensive Levei (Unrealized) Change in fair value incarne (581) 1,210 incarne Derivatives Tax effect —Assets 152 89 183 (241) (17) 245 166 (57194) Swap contracts—Adjustment receivable 90 63 15 (27) (8) 133 123 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Option contracts 62 26 168 (214) (9) 33 (29) Derivatives Change —Liabilities in fair value (125) 108 (99) 15 544 (100) (1,973) (44) Swap Tax contra effect cts—Adjustment payable (1 11) 37 (22) (268) (93) 941 (52) Option contracts (1 4) 71 (77) 15 (2) (7) 8 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 139

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		03/31/2022		12/31/2021	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(1.2)	(0.5)	(1.1)	(0.6)
	II	(30.2)	(13.5)	(27.5)	(13.9)
	III	(60.5)	(26.9)	(55.1)	(27.7)
Commodities, Indexes and Shares	I	(3.7)	-	-	-
	II	(7.5)	-	-	-
Nonlinear	I	(28.8)	-	(56.5)	-
	II	(45.9)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 140

b) ITAÚ Financial UNIBANCO assets HOLDING and S. A. liabilities not measured at fair value Consolidated Statement of Comprehensive lncome The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value. (ln millions of reais) 03/3 1/2022 12/31 /2021 Book value Fair value 01/01Book to value 01/01 Fair value to Assets Note 03/31/2022 03/31/2021 Central Bank of Brazil Deposits 101 ,395 101 ,395 104,592 104,592 Consolidated Money market net income 169,127 169,127 7,032 168,455 168,455 5,862 Voluntary investments with the Central Bank of Brazil 10,000 10,000 5,800 5,800 Financial assets ai available for sale 46 (1,506) lnterbank Change deposits in fair value 64,013 64 ,218 (752 69,661 ) (3,137) 69,831 Held to maturity securities 142,912 140 ,849 145,307 144,830 Tax effect 410 1,369 Loan, lease and other credit operations 815,461 816,412 819,074 820,183 (Provision (Gains) /for lasses loan lesses) transferred to incorne statement (44 ,388) (44,388) 706 (44 ,147) (44 ,147) 477 Liabilities Tax effect (318) (215) Deposits 807,043 806 ,951 850,372 850,277 Hedge (60) (393) Deposits received under securities repurchase agreements 278,295 278 ,295 271,051 271,051 Cash flow hedge 5fV (336) 639 Funds from acceptances and issuance oi securities 172,058 172,193 143,138 143,057 Change in fair value (581) 1,210 Borrowings and on lending 107,890 107 ,859 97,005 97,041 Subordinated Tax effect debts 61 ,906 62 ,038 245 75,036 75,707 (571) Allowance Hedge of for nel financial investmenl guarantees in foreign provided operation and loan commitments 5,452 5fV 5,452 2764,784 (1,032) 4,784 Change in fair value 544 (1,973) Note 18—Earnings per share Tax effect (268) 941 a) Remeasurements Basic earnings of liabililies per share for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Net income attributable to ITAÚ UNI BA NCO HOLDING CONSOLIDATED’s shareholders is divided by l he average number of outstanding shares in Tax effect 1 the period, excluding treasury shares. Foreign exchange variation in foreign investments (4,281) 1,382 01/01 to 01/01 to Total other comprehensive income 03/31/2022 (4,299) 03/31/2021 (515) Total comprehensive income 2,733 5,347 Net Comprehensive income attributable income to attributable owners of the to the parent owners company of the parent company 6,743 2,444 5,414 4,899 Comprehensive Minimum non-cum income ulative dividends attributable on to preferred non-controlling shares interests (106) 289 (105) 448 1) Relained Amounts that earn willings not to be subsequently be distributed reclassified to common to income. equity owners in an amount per share equal to l he (109) (109) The minimum accompanying dividend notes payable are an to integral preferred part of equ these ity owners financial statements. Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 6,528 5,200 Common 3,305 2,639 Preferred 3,223 2,561 Total net income available to equity owners: Common 3,414 2,748 Preferred 3,329 2,666 Weighted average number of outstanding shares Common 4,958 ,290,359 4,958 ,290,359 Preferred 4,835,217,789 4,810,249,528 Basic earnings per share - R$ Common 0.69 0.55 Preferred 0.69 0.55 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 141

b) ITAÚ Diluted UNIBANCO earnings HOLDING per S. share A. Consolidated Statement of Comprehensive lncome Calculaled similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in (ln millions of reais) the denominator. 01/0101/01 to to 01/01 01/01 to to Note 03/31/2022 03/31/2021 03/31/2022 03/31/2021 Net Consolidated income available net income to preferred equity owners 3,329 7,032 2,666 5,862 Dividends on preferred shares after dilution effects 13 8 Financial asseis ai available for sale 46 (1,506) Net Change income in fair available value to preferred equity owners considering preferred shares after the (752) (3,137) dilution effect 3,342 2,674 Tax effect 410 1,369 Net (Gains) income / lasses available transferred to ordinary to incarne equity statement owners 3,414706 2,748 477 Tax Dividend effect on preferred shares after dilution effects (13) (318) (215) (8) Hedge (60) (393) Net income available to ordinary equity owners considering preferred shares after the dilution Cash flow effect hedge 5fV (336) 639 3,401 2,740 Change in fair value (581) 1,210 Adjusted weighted average of shares Common Tax effect 4,958 ,290,359245 4,958 ,290,359 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Preferred Change in fair value 4,873 ,102,641544 4,840 ,038,363 (1,973) Preferred 4,835,217,789 4,810 ,249,528 Tax effect (268) 941 Incremental as of liabililies per share-based for post-employmenl payment plans 1l 37 ,884,852 29 ,788,835 Remeasurements benefits < (4) 2 Diluted Remeasuremenls earnings per share—R$ 19 (5) 2 Tax Common effect 0.69 1 0.55 Foreign Preferred exchange variation in foreign investments 0. (4,281 69 ) 1,382 0.55 Total other comprehensive income (4,299) (515) There Total comprehensive was no potentially income antidulitive effect of the shares in share-based payment plans, in both periods. 2,733 5,347 Note Comprehensive 19—Post-employment income attributable benefits to the owners of the parent company 2,444 4,899 ITAÚ Comprehensive UNIBANCO income HOLDING attributable CONSOLIDATED, to non-controlling interests through its subsidiaries, sponsors retirement plans to 289 its employees. 448 1) Amounts that will not be subsequently reclassified to income. Retirement The accompanying plans notes are are managed an integral part by of Closed-end these financial statements. Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined. • Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. • Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 142

Below ITAÚ UNIBANCO is a list of benefit HOLDING plans and S.A lheir . modalities: Consolidated Statement of Comprehensive lncome (ln millions of reais) Entity Benefit Plan Modality Supplementary Retirement Plan Supplementary Retirement Plan—Flexible Premium Annuity Franprev Benefit Plan Note 01/01 to 01/01 to 03/31/2022 03/31/2021 002 Benefit Plan Consolidated net income 7,032 5,862 Prebeg Benefil Plan Defined Benefrt Financial asseis ai available for sale UBB PREV Defined Benefit Plan 46 (1,506) Change in fair value Benefrt Plan li (752) (3,137) Tax effect ltaulam Basic Plan 410 1,369 Fundação ltaú Unibanco—Previdência (Gains) / lasses Complementar transferred -toFIU incarne statement ltaucard Defined Benefrt Plan 706 477 Tax effect ltaú Unibanco Main Retirement Plan (318) (215) Hedge ltaubanco Defined Contribution Plan (60) (393) Cash flow hedge ltaubank Retirement Plan 5fV Defined (336) Contribution 639 Change in fair value Redecard Pension Plan (581) 1,210 Tax effect Unibanco Pension Plan—lntelligent Future 245 (571) ltaulam Supplemenlary Plan Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Variable Contribulion ltaucard Variable Contribulion Plan Change in fair value 544 (1,973) ltaú Unibanco Supplementary Retirement Plan Tax effect (268) 941 Benefit Plan 1 Defined Benefrt Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 FUNBEP—Fundo de Pensão Multipatrocinado Remeasuremenls Benefrt Plan li 19 Variable (5) Contribution 2 Tax effect 1 Defined Foreign exchange Contribution variation plans in fore include ign investments pension funds consisting of the portions of sponsor’s contributions (4,281 not ) included1,382 in a participant’s Total other comprehensive account balance income due to loss of eligibility for the benefit, and of monies arising from (4,299) the migration (515) of retirement Total comprehensive plans in income defined benefit modality. These funds are used for future contributions to individual 2,733 participants’ 5,347 accounts, Comprehensive according income to attributable the respective to the owners benefit of plan the parent regulations company . 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 a) 1) Amounts Main actuarial that will not be assumptions subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Actuarial assumplions of demographic and financial nature should reflect lhe best eslimales about lhe variables lha! determine lhe post-employment benefil obligalions. The mos! relevant demographic assumplion comprise of mortality table and the mos! relevant financial assumplions include: discounl rate and inflation. 03/31/2022 03/31/2021 Mortality lable AT-2000 AT-2000 Discount rate 2 C > 9.46% p.a. 7.64% p.a. 3 1 nflation C > 4.00% p.a. 4.00% p.a. Actuarial method Projected Uni! Credil Projecled Uni! Credil 1) Correspond to those disclosed by SOA—“Society of Actuaries”, that reflect a 10% increase in lhe probabilities of survival regarding lhe respective basic tables. 2) Determined based on market yield relating to National Treasury Notes (NTN-B) and com patible with lhe economic scenario observed on lhe balance sheet closing date, considering the volatility of interest market and models used. 3) Refers to estimated long-term projection. Retirement plans sponsored by foreign subsidiaries—Banco ltaú (Suisse) S.A., ltaú CorpBanca Colombia S.A. and PROSERV—Promociones y Servicios S.A. de CV.—are structured as Defined Benefit modality and adopt actual assumplions adequate to masses of participants and lhe economic scenario of each country. b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 143

Benefits ITAÚ UNIBANCO offered HOLDING have long-term S.A. characteristics and the main factors involved in the management and measurement of their Consolidated risks are Statement financial of risk, Comprehensive inflation risk lncome and demographic risk. (ln millions of reais) • Financial risk—the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, theNote plans have01/01 a significant to percentage 01/01 to 03/31/2022 03/31/2021 of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets Consolidated and liabilities. net income Additionally, adherence tests are carried out in financial assumptions to ensure 7,032 their adequacy 5,862 to obligations Financial asseis of ai respective available for plans. sale 46 (1,506) Change in fair value (752) (3,137) Tax • effect Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive 410 to increase 1,369 in (Gains) rates. / To lasses mitigate transferred this to risk, incarne the statement same financial risks mitigation strategies are used. 706 477 Tax effect (318) (215) Hedge • Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic (60) risk. (393) In the Cash event flow the hedge mortality tables used are not adherent to the mass of plan participants, 5fV a deficit or surplus (336) may arise639 in actuarial Change evaluation. in fair value To mitigate this risk, adherence tests to demographic assumptions are conducted (581) to ensure their 1,210 adequacy Tax effect to liabilities of respective plans. 245 (571) For Hedge purposes of nel investmenl of registering in foreign in operation the balance sheet of the EFPCs that manage them, 5fV actuarial liabilities 276 of plans (1,032) use discount Change rate in fair adherent value to its asset portfolio and income and expense flows, according to a study 544 prepared by (1,973) an independent Tax effect actuarial consulting company. The actuarial method used is the aggregate method, through (268) which the plan 941 costing Remeasurements is defined of liabililies by the for difference post-employmenl between benefits its < equity 1l coverage and the current value of its future liabilities, (4) observing 2 the Remeasuremenls methodology established in the respective actuarial technical note. 19 (5) 2 Tax effect 1 When Foreign deficit exchange in variation the concession in fore ign investments period above the legally defined limits is noted, debt agreements are (4,281 entered ) into 1,382 with the Total sponsor other comprehensive according to income costing policies, which affect the future contributions of the plan, and a plan (4,299) for solving such (515) deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation Total comprehensive income 2,733 5,347 are resolved through extraordinary contributions that affect the values of the future contribution of the plan. Comprehensive income attributable to the owners of the parent company 2,444 4,899 c)Comprehensive Asset management income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incorne. The accompanying notes are an integral part of these financial statements. The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment índex, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market: Fairvalue % Allocation Types 03/31/2022 12/31/2021 03/31/2022 12/31/2021 Fixed income securities 20,723 19,904 94.0% 90.8% Quoted in an active market 19,828 19,508 90.0% 89.0% Non quoted in an active market 895 396 4. 0% 1.8% Variable income securities 754 1,323 3.5% 6.1% Quoted in an active market 744 1,312 3.4% 6.0% Non quoted in an active market 10 11 0.1% 0.1% Structured investments 156 150 0.7% 0.7% Non quoted in an active market 156 150 0.7% 0.7% Real estate 352 462 1.6% 2.1% Loans to participants 37 73 0.2% 0.3% Total 22,022 21,912 100.0% 100.0% Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 144

The ITAÚ defined UNIBANCO benefit HOLDING plan S assets .A. include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of Consolidated subsidiaries Statement of the latter, of Comprehensive with a fair value lncome of R$ 11 (R$ 11 at 12/31/2021), and real estate rented to Group companies, with (ln millions a fair of value reais) of R$ 329 (R$ 374 at 12/31/2021). d) Other post-employment benefits Note 01/01 to 01/01 to ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post 03/31/2022 -employment 03/31/2021 benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as Consolidated well as those net income benefits originated from court decision in the terms and conditions established, in 7,032 which there is 5,862 total or Financial partial assets sponsorship ai available of for health sale care plan for a specific mass of former employees and their beneficiaries 46 . Its costing (1,506) is actuarially Change in fair determined value so as to ensure coverage maintenance. These plans are closed to new applicants (752) . (3,137) Assumptions Tax effect for discount rate, inflation, mortality table and actuarial method are the same used for410 retirement plans 1,369 . ITAÚ (Gains) UNIBANCO / lasses transferred HOLDING to income CONSOLIDATED statement used the percentage of 4% p.a. for medical inflation, 706 additionally 477 Tax effect (318) (215) considering, inflation rate of 4% p.a. Hedge (60) (393) Particularly Cash flow hedge in other post-employment benefits, there is medical inflation risk associated 5fV to increase (336 in ) medical costs 639 above Change expectation in fair value . To mitigate this risk, the same financial risks mitigation strategies are used. (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 145

e) ITAÚChange UNIBANCO HOLDING in the 5.A. net amount recognized in the balance sheet Consolidated Statement of Changes in Stockholders’ Equity (ln millions ot reais) lhe net amount recog nized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made Attributed to owners of the parent company Other comprehensive 03/ incarne 31 /2022 Total Total stockholders’ stockhalders’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners Other equity post --non Total Capital of liabilities of post- adjustments of shares reserves BD reserves and CV plans CD plans earnings of the parent employment controlling Total securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefits benefits investments Actuarial Recognized Pension plan Recognized Recognized Balance at 01 /01 /2021 97 ,148 Note Net (907) asseis 2,323 40,734 Assei ceiling 472 (1,531) 6,273 Assei(7, ceiling 919) 136,593 Liabilities 11 ,113 147,706 liabilities amount fund amount amount Transactions with owners 374 (302) 72 505 577 Amount Resutt of s de at live the ry of treasury beginning shares of the eeriod 15 374 21 ,912 192 {20,039) {3,255) {1 ,382) 447 {2) 445 566 {779) {1 ,716) 566 Amount Recognilion s rec of share ognized -based in payment income plans (1 +2+3+4) 495 (494) (460) (74) (39) (4) (4) (494) (443) (48 (494) 6) 1—Cost of current service (8) (8) (8) (lncrease) / Decrease to lhe owners of lhe pa rent company 15 505 505 Olher 2—Cost oi past service (1) (1) (426) (426) (1) Reversai 3—Net of inter Divies den tds 11 J or lnterest on capital—declared after previous period 495 (452) 166 (74) (31) 10 10 166 (17) (38) 166 Unclaimed 4—Other di expen videndsses and (ln 21 le rest on capital (14) 73 (14) 73 (14) 73 Amounts recognized in stockholders · equity—other comprehensive income (5+6+7) (21) 35 (3) 11 11 Total comprehensive incarne (1,506) 1,382 (393) 5,414 4,899 448 5,347 5—Effects on asset ceiling ‘’ ‘ (3) (3) (3) 6Co—Remeasuremen nsolidated net income ts 5,414 5,414 448 5,862 7other - Exchange comprehensive varíatíon incarn e (2 1) 35 (1,506) 14 1,382 (393) (515) (515) 14 Appropriations Other (8+9+1 O) (364) 386 22 31 53 8 Legal—Receipt reserve by Destination of Resources 270 (270) Statutory reserves 3,784 (3 ,784) 9—Benefüs paid (386) 386 31 31 Oividends (439) (439) (87) (526) 1O - Contributions and investments Iram sponsor 22 22 22 lnterest on ca pital (994) (994) (994) Amounts at end of the eeriod 22 ,022 {20,078! {3,332! {1 ,388! 443 {2! 441 {1 ,191! {2 ,138! Balance at 03/3112021 15 97,148 (533) 2,021 44,953 (1 ,034) (1,529) 7,655 (8,312) 140,369 11 ,979 152,348 Amount recognized in Assets 10a 49 441 490 Change Amount in recoanized the period in Liabilities 10d 374 (302) 4,219 (1,506) 2 1,382 (393) 3,776 866 4,642 {1 437! 11191l 12 628l Balance at 01 /01 /2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 12/31 /2021 6,010 (7,213) 144,554 11 ,022 155,576 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Result of delivery of treaswy shares 15 449 62 511 Other post- 511 Recognilion of share-based payment plans (397) BD and CV plans CD plans (397) employment Total (397) (lncrease) / Decrease to lhe owners of lhe pa renl company 15 benefits (1,501) (1,501) Corporate reorganization 2cXIV, 3 Note Net assets Actuarial (882) Asset ceiling Recognized Pension plan Asset ceiling Recognized (882) Liabilities Recognized (882) other t3l liabilities 40 amount fund amount 40 amount 40 Unclaimed Amounts dividends ai lhe and beginning lnterest on of capital lhe eeriod 23 ,225 {20,662) {3,642) {1 ,079) 1,454 {951) 77 503 77 {922) {1 ,498) 77 Total Amount comprehensive s recognized income in income (1 +2+3+4) 1,722 (1 ,575) (278) 46 (131) (4) (4 ,281) 41 (60)(68) 6,743 (27) 2,444 (66) 289 (224) 2,733 1Co - Cost nsohdated oi current net income service (53) (53) 6,743 6,743 289 7 (53) ,032 2othe - Cost r comprehensive oi past service income 46 (4) (4,281) (60) (4,299) (4,299) Appropriations 3—Net interest {i ) 1,722 (1 ,522) (278) (78) 104 (68) 36 (66) (108) 4 Legal—Other reserve expenses (21 350 (63) (350) (63) (63) Amounts Statutory reserves recogni zed in stockholders· equity—other comprehensive income (5+6+7) (1 ,764) 8174,51 6 665 (282) (725) 1,017 (4 ,516) 292 81 91 5Dividends - Effects on asset ceiling (4) 665 665 (484) 1,017 533 (301) 1,1 (301) 98 6 lnteresl—Remeasuremen on ca pital ts (1 ,766) 801 (965) (24 1) (1 ,954) (24 1) (1 ,954) 81 (1(1 ,125) ,954) Balance Chan at ges 03/ in31 demograph /2022 ic assumptíons 15 90,729 (79) 1,912 4 61 ,082 (2,217) (14 ,490) 1,729 (7 ,273) 144,393 9,509 153,902 4 Change Changes in the in period financial assumptions 449 (335) 3,708 4,024 46 3,708 (4) (4,281) (60) (161) 113 (1,513) 3, (1,674) 821 1) lncludes Experience the share of in 0t the her plan Comprehensive PJ lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. (1 ,766) (2 ,911) (4 ,677) (24 1) (241) (32) (4 ,950) 2) 7 lncludes—Exchange Cash flow varia hedge tí and on hedge of net investment in foreign operation. 2 16 18 18 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Other (8+9+1 O) (1 ,271) 1,381 110 (323) (323) 128 (85) 8—Receipt by Destination of Resources (4 J (323) (323) (323) The accompanying notes are an integral part of these fi nancial stalements. 9—Benefüs paid (1 ,381 ) 1,381 128 128 1O—Contributions and investments from seonsor 110 110 110 Amounts at end of the eeriod 21 ,91 2 po,o39! p ,255! {1 ,382! 447 {2! 445 {779! {1,716! Amount recognized in Assets 10a 48 445 493 Amount recognized in Liabilities 10d (1 ,430) (779) (2 ,209) 1) Corresponds to the amount calcu lated on 01 /01/2022 based on the in itial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contri butions, multiplied by the discount rate of 9.46% p.a.(On 01/01/2021 the rate used was 7.64% p.a.). 2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. 3) Correspond to the incarne obtained above/below the expected return and comprise the contributions made by participants. 4) lncludes the effects of the al location of the surplus from the pension fund of ltaubanco Defined Contribution Plan. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 146

f) ITAÚ Defined UNIBANCO benefit HOLDING contributions S.A. Consolidated Statement of Comprehensive lncome Estimated (ln millions of reais) Contributions made contributions 2022 01/01 to 01/01 to Note 01/01 03/31/2022 to 03/31/2021 01/01 to 03/31/2022 03/31/2021 Retirement plan—FIU 34 8 6 Consolidated Retirement plan net - FUNBEP income 22 7,0326 5,862 Financial Total asseis ai available for sale 56 46 14 (1,506) 7 Change in fair value (752) (3,137) Tax effect 410 1,369 g) Maturity profile of defined benefit liabilities (Gains) / lasses transferred to incarne statement 706 477 Tax effect 111 (318) (215) Duration 2022 2023 2024 2025 2026 2027 to 2031 Pension Hedge plan—FI U 9.80 1,050 943 984 1,025 (601,072) (393) 5,862 Pens Cash ion plan flow -hedge FUNBEP 9.10 594 614 634 5fV 652 (336) 667 3,541 639 other Change post-employment in fair value benefits 7 09 140 157 149 36 (581) 37 1,210 209 Total 1,784 1,714 1,767 1,713 1,776 9,612 Tax effect 245 (571) 1) Average duration of plan ·s actuarial liabilities. Hedge of nel investmenl in foreign operation 5fV 276 (1,032) h) Sensitivity Change in fair analysis value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 To measure the effecls of changes in lhe key assumplions, sensilivity lesls are conducled in acluarial liabililies annually. The sensilivity analysis considers a vision of lhe impacts Remeasuremenls caused by changes in assumplions, which could affect lhe income for lhe period and stockholders’ equity ai 19 lhe balance sheet date. (5) This lype of analysis 2 is usually carried out under the ceteris paribus condil ion, in which the sensitivity of a system is measured when only one variable of interest is changed and ali lhe others rem Tax ain effect unchanged . The resulls oblained are shown in lhe lable below: 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) BD and CV plans Other post-employment benefits Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent Stockholders· company equity 2,444 Stockholders· equity 4,899 Main assumptions Present value of (Other Present value (Other Comprehensive income attributable to non-controlling lncome interests lncome 289 448 liability comprehensive of liability comprehensive income)<‘I income) <‘I 1) Amounts that will not be subsequently reclassified to incarne. Discount The accompanying rate notes are an integral part of these financial statements. lncrease by 0.5% (835) 308 (24) 24 Decrease by 0.5% 905 (420) 27 (27) Mortality table lncrease by 5% (234) 87 (10) 10 Decrease by 5% 245 (9 1) 11 (11) Medical inflation 1ncrease by 1% 63 (63) Decrease by 1% (53) 53 1) Net of effects of asset ceili ng. Note 20—Information on foreign subsidiaries ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into: • Foreign branches: Itaú Unibanco S.A., – Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú CorpBanca New York Branch. • Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A. • Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International plc. Further information on results of foreign units are available in the Management’s Discussion and Analysis Report. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 147

ITAÚ UNIBANCO HOLDING S.A. Net income Consolidated Statement of Comprehensive lncome (ln millions of reais) 01/01 to 01/01 to 03/31/2022 03/31/2021 Foreign branches Note (1 ,766) 01/01 to 01/011,646 to 03/31/2022 03/31/2021 Latin America consolidated 526 654 Consolidated net income 7,032 5,862 Financial Other foreign asseis ai available companies for sale (2,739) 46 (1,506) 374 Change in fair value (752) (3,137) Foreign consolidated (4,388) 2,653 Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Note Hedge 21 - Risk, Capital Management and Fixed Assets Limits (60) (393) a)Cash Corporate flow hedge Governance 5fV (336) 639 Change in fair value (581) 1,210 ITAÚ Tax UNIBANCO effect HOLDING CONSOLIDATED invests in robust risk management processes and capital 245 management (571) that Hedge are of the nel basis investmenl for its in foreign strategic operation decisions to ensure business sustainability and maximize 5fV shareholder 276 value creation (1,032) . These Change processes in fair value are aligned with the guidelines of the Board of Directors and Executive which, through 544 collegiate (1,973) bodies, Tax effect define the global objectives expressed as targets and limits for the business units that manage (268) risk . Control and 941 capital Remeasurements management of liabililies units, for in post turn, -employmenl support benefits ITAÚ < UNIBANCO 1l HOLDING CONSOLIDATED’s management (4) by monitoring 2 and Remeasuremenls analyzing risk and capital. 19 (5) 2 The Tax Board effect of Directors is the main body responsible for establishing guidelines, policies and approval levels 1 for risk and Foreign exchange variation in fore ign investments (4,281) 1,382 capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Total other comprehensive income (4,299) (515) Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Total comprehensive income 2,733 5,347 Executive Comprehensive Officer income (CEO) attributable of ITAÚ to the UNIBANCO owners of the HOLDING parent company CONSOLIDATED, are responsible for 2,444 capital and 4,899 risk management, Comprehensive and income their attributable decisions to are non monitored -controlling interests by the CGRC . 289 448 Additionally, 1) Amounts that will ITAÚ not be UNIBANCO subsequently reclassified HOLDING to incarne . CONSOLIDATED has collegiate bodies with capital and risk management responsibilities The accompanying notes delegated are an integral to them, part of these under financial the statements responsibility . of CRO (Chief Risk Officer). To support this structure, the Risk Area has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 148

The ITAÚ limits UNIBANCO for risk HOLDING appetite S.A are . monitored regularly and reported to risk committees and to the Board of Directors, which will Consolidated oversee Statement the preventive of Comprehensive measures lncome to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO (ln millions of reais) HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, Note the stress 01/01 to test program, 01/01 to the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer 03/31/2022 (CRO), with 03/31/2021 roles and responsibilities Consolidated net income assigned, and requirements for independence. 7,032 5,862 Risk Financial appetite, asseis ai risk available management for sale and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED 46 (1,506) for routine Change decision in fair value -making purposes are based on: (752) (3,137) Tax effect 410 1,369 (Gains) •Sustainability / lasses transferred and to incarne customer statement satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s 706 vision is to 477 be the Tax leading effect bank in sustainable performance and customer satisfaction and, accordingly, we are committed (318) to creating (215) shared Hedge value for staff, customers, stockholders and society, ensuring the continuity of the business. (60 ITAÚ ) UNIBANCO (393) HOLDING Cash flow hedge CONSOLIDATED is committed to doing business that is good both for the 5fV customer and (336 the ) institution itself 639 . Change in fair value (581) 1,210 Tax • effect Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, 245 procedures (571) orHedge processes, of nel investmenl reinforcing in foreign the individual operation and collective responsibility of all employees 5fV so that they will276 do the right(1,032) thing at the Change right in time fair value and in the proper manner, respecting the ethical way of doing business. 544 (1,973) Tax effect (268) 941 Remeasurements • Risk pricing: of liabililies ITAÚ for post UNIBANCO -employmenl HOLDING benefits < 1l CONSOLIDATED’s operates and assumes risks in (4) business that it 2 knows Remeasuremenls and understands, avoids the ones that are unknown or that do not provide competitive 19 advantages, (5) and carefully 2 assesses Tax effect risk-return ratios. 1 Foreign exchange variation in fore ign investments (4,281) 1,382 Total • other Diversification: comprehensive income ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility (4,299) in earnings, (515) and itTotal therefore comprehensive operates income with a diverse base of customers, products and business, seeking to diversify 2,733 risks and giving 5,347 priority Comprehensive to lower income risk business attributable . to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, 1) Amounts that will not be subsequently reclassified to incarne. with The accompanying a robust and notes stable are an integral infrastructure part of these enabling financial statements us to offer . top quality services. • Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I—Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 149

The Consolidated credit policy Statement of ITAÚ of Comprehensive UNIBANCO lncome HOLDING CONSOLIDATED is based on internal criteria such as: classification of (ln customers, millions of reais) portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Note 01/01 to 01/01 to In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access 03/31/2022 Report – Credit 03/31/2021 Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations Consolidated , in the net income section Itaú Unibanco, under Corporate Governance, Regulations and Policies, Reports 7,032 . 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) II Tax - Market effect risk 410 1,369 The (Gains) possibility / lasses transferred of incurring to incarne financial statement losses from changes in the market value of positions held by a financial 706 institution, 477 including Tax effect the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, (318) price indexes (215) and Hedge commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. (60) (393) Cash flow hedge 5fV (336) 639 Market Change risk in is fair controlled value by an area independent from the business areas, which is responsible for the (581 daily ) activities 1,210 of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and Tax effect 245 (571) testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the Hedge of nel investmenl in foreign operation 5fV 276 (1,032) governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and Change in fair value 544 (1,973) riskTax levels effect to make them realistic, and (vi) providing support for the safe launch of new financial products (268) . 941 The Remeasurements market risk of liabililies structure for post categorizes -employmenl transactions benefits < 1l as part of either the banking portfolio or the trading (4) portfolio, in 2 accordance Remeasuremenls with general criteria established by CMN Resolution 4,557, of February 19 23, 2017, and (5) BACEN Circular 2 3,354, Tax effect of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments 1 and commodities, Foreign exchange including variation in fore derivatives, ign investments which are held for trading. The banking portfolio is basically (4,281 characterized ) 1,382 by transactions Total other comprehensive for the banking income business, and transactions related to the management of the balance (4,299) sheet of (515) the institution, Total comprehensive where there income is no intention of sale and time horizons are medium and long term. 2,733 5,347 Market Comprehensive risk management income attributable is based to on the the owners following of the parent metrics: company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts • Value that will at not risk be subsequently (VaR): reclassified a statistical to incarne measure . that estimates the expected maximum potential economic loss under normal The accompanying market notes conditions, are an integral considering part of these a financial certain statements time horizon . and confidence level. • Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: • Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 150

ITAÚ • UNIBANCO Î”NII (Delta HOLDING Net Interest S.A. Income): difference between the result of financial intermediation of instruments subject to Consolidated IRRBB in Statement a base scenario of Comprehensive and the lncome result of financial intermediation of these instruments in a scenario of shock in interest (ln millions rates of reais) . In addition, sensitivity and loss control measures are also analyzed. They include: Note 01/01 to 01/01 to • 03/31/2022 03/31/2021 Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated Consolidated at the net income maturity dates. 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change • Sensitivity in fair value (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point (752 change ) is applied (3,137) toTax current effect interest rates or on the index rates. 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax • effect Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation (318)to the prices (215) of underlying Hedge assets, implied volatilities, interest rates and time. (60) (393) Cash flow hedge 5fV (336) 639 In order Change to in operate fair value within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges (581 transactions ) 1,210 with customers Tax effect and proprietary positions, including its foreign investments. Derivatives are commonly used245 for these hedging (571) activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ Hedge of nel investmenl in foreign operation 5fV 276 (1,032) UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). Change in fair value 544 (1,973) The Tax structure effect of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved (268) on an annual 941 basis Remeasurements . This structure of liabililies has for specific post-employmenl limits aimed benefits at < 1l improving the process of monitoring and understanding (4) risk, and at 2 avoiding Remeasuremenls concentration . These limits are quantified by assessing the forecast balance 19 sheet results, (5) the size of 2 stockholders’ Tax effect equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s 1 appetite Foreign exchange for risk variation . in fore ign investments (4,281) 1,382 The Total consumption other comprehensive of market income risk limits is monitored and disclosed daily through exposure and sensitivity (4,299) maps. (515) The market Total comprehensive risk area analyzes income and controls the adherence of these exposures to limits and alerts and 2,733 reports them timely 5,347 toComprehensive the Treasury income desks and attributable other to structures the owners foreseen of the parent in the company governance . 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 ITAÚ 1) Amounts UNIBANCO that will not be HOLDING subsequently reclassified CONSOLIDATED to incarne. uses proprietary systems to measure the consolidated market risk. The processing The accompanying of these notes are systems an integral part occurs of these in financial a high statements -availability . access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At 03/31/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 530, a decrease in relation to prior year (R$ 696 at 12/31/2021) due to lower exposure in interest rates. The document “Public Access Report – Market Risk Management and Control Policy”, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. III—Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document “Public Access Report—Liquidity Risk Management and Control Policy”, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 151

IV ITAÚ ITAÚ - Operating UNIBANCO UNIBANCO HOLDING HOLDING risk S S. .A A. . Defined Consolidated Consolidated as the Statement Statement possibility of of Comprehensive Comprehensive of losses from lncome lncome failures, defects or shortcomings in internal processes, people or systems, or from (ln (ln millions millions external of of reais) reais) events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s Note Note activities . 01/01 01/01 to to 01/01 01/01 to to The managers of the executive areas use corporate methods constructed and made available 03/31/2022 03/31/2022 by the Operational 03/31/2021 03/31/2021 Risk and Consolidated Consolidated Corporate net net Compliance income income and Money Laundering Prevention Areas. 7,032 7,032 5,862 5,862 Financial Financial asseis asseis ai ai available available for for sale sale 46 46 (1,506) (1,506) As Change Change part of in in governance fair fair value value of the risk management process, consolidated reports on risk monitoring, controls, (752 (752) ) action (3,137) (3,137) plans and Tax Tax operating effect effect losses are periodically presented to the business areas’ executives. 410 410 1,369 1,369 In (Gains) (Gains) line with / / lasses lasses the transferred transferred principles to to of incarne incarne CMN statement statement Resolution 4,557, of February, 23, 2017, the document entitled “Public 706 706 Access Report 477 477 – Tax Tax Integrated effect effect Operational Risk Management and Internal Controls”, a summarized version of the institutional (318 (318) ) operating (215) (215) risk Hedge Hedge management policy, may be viewed on the website www.itau.com.br/investor-relations, in (60 (60 the ) ) section (393) (393) Itaú Unibanco, Cash Cash flow flow hedge hedge Corporate Governance, Regulations and Policies, Reports. 5fV 5fV (336 (336) ) 639 639 Change Change in in fair fair value value (581 (581) ) 1,210 1,210 Tax Tax effect effect 245 245 (571 (571) ) V—Insurance, private pension and premium bonds risks Hedge Hedge of of nel nel investmenl investmenl in in foreign foreign operation operation 5fV 5fV 276 276 (1,032) (1,032) The Change Change main in in risks fair fair value value related to Insurance, Private Pension and Premium Bonds portfolios are described below 544 544 and defined (1,973) (1,973) in their Tax Tax effect effect respective chapters. (268) (268) 941 941 Remeasurements Remeasurements of of liabililies liabililies for for post post—employmenl employmenl benefits benefits < < 1 1ll (4) (4) 2 2 Remeasuremenls Remeasuremenls • Underwriting risk: possibility of losses arising from insurance, pension plan 19 19 and premium bonds (5) (5) operations 2 2 contrary Tax Tax effect effect to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly 1 1 or indirectly associated Foreign Foreign exchange exchange with variation variation technical in in fore fore and ign ign actuarial investments investments bases adopted to calculate premiums, contributions and provisions (4,281 (4,281) ) . 1,382 1,382 Total Total other other comprehensive comprehensive income income (4,299) (4,299) (515) (515) Total Total • comprehensive comprehensive Credit risk. income income 2,733 2,733 5,347 5,347 Comprehensive Comprehensive income income attributable attributable to to the the owners owners of of the the parent parent company company 2,444 2,444 4,899 4,899 Comprehensive Comprehensive • Market risk income income . attributable attributable to to non non- -controlling controlling interests interests 289 289 448 448 1) 1) Amounts Amounts that that will will not not be be subsequently subsequently reclassified reclassified to to incarne incarne. . The The accompanying accompanying • Liquidity notes notes risk are are . an an integral integral part part of of these these financial financial statements statements. . • Operating risk. These risks are managed independently, according to their special characteristics. VI—Emerging risks They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be incorporated into risk management processes too. Itaú Unibanco Unibanco Holding S.A. – Complete Financial Statements Statements – March 31, 2022 152

VII ITAÚ - Social UNIBANCO and HOLDING environmental S.A. risk and climate risk Social Consolidated and Environmental Statement of Comprehensive risk is the possibility lncome of losses due to exposure to social and/or environmental events related to (ln the millions activities of reais) developed by the ITAÚ UNIBANCO HOLDING CONSOLIDATED. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING Note 01/01 to 01/01 to CONSOLIDATED, since they may affect the creation of shared value in the short, medium and 03/31/2022 long term . 03/31/2021 The Consolidated Policy on net Sustainability income and Social and Environmental Responsibility (PRSA) establishes the guidelines, 7,032 strategies 5,862 and Financial underlying asseis ai principles available for for sale social and environmental risk management, based on institutional issues46 and addressing, (1,506) through Change specific in fair value procedures, the most significant risks for the Institution’s operation. (752) (3,137) Actions Tax effect to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks 410 and controls, 1,369 monitoring (Gains) / lasses of new transferred standards to incarne related statement to the theme and record of occurrence in internal systems. 706 In addition to the 477 identification, Tax effect the phases of prioritization, response to risk, mitigation, monitoring and reporting (318 of )assessed risks (215) supplement Hedge the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED. (60) (393) Cash flow hedge 5fV (336) 639 In the Change management in fair value of social and environmental risk, business areas manage the risk in its daily activities, (581) following 1,210 the PRSA Tax effect guidelines, specific processes, with the support of specialized assessment from dedicated 245 technical teams (571) located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated Hedge of nel investmenl in foreign operation 5fV 276 (1,032) way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. Change in fair value 544 (1,973) As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new Tax products effect and services, which contemplates, in its assessments, the Social and Environmental(268) Risk, ensuring the 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 compliance with this requirement in new products approved by the Institution, as well as specific social and environmental Remeasuremenls procedures for the Institution’s operation (stockholders’ equity, branch 19 infrastructure (5) and technology), 2 suppliers, Tax effect credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance 1 areas, in turn, Foreign support exchange and variation ensure in fore the ign governance investments of the business areas’ activities. The Internal Audit, acts (4,281 on an ) independent 1,382 manner, Total other assessing comprehensive risk income management, controls and governance. (4,299) (515) Total comprehensive income 2,733 5,347 Governance Comprehensive also income counts attributable on the Social to the owners and Environmental of the parent company Risk Committee, whose main responsibility 2,444 is to assess4,899 and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among Comprehensive income attributable to non-controlling interests 289 448 others involving the Social and Environmental Risk, including Climate Risk. 1) Amounts that will not be subsequently reclassified to incarne. Climate The accompanying Risk includes: notes are an integral (i) physical part of these risks, financial arising statements from . changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change for ITAÚ UNIBANCO HOLDING CONSOLIDATED are: energy, transport, materials and construction, agriculture, food and forestry products. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 153

The ITAÚ capital UNIBANCO statements HOLDING S. were A. prepared in accordance with BACEN’s regulatory requirements and with internationally accepted Consolidated minimum Statement requirements of Comprehensive according lncome to the Bank for International Settlements (BIS). (ln millions of reais) I—Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines Note 01/01 to 01/01 to for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also 03/31/2022 responsible 03/31/2021 for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital Consolidated adequacy net income of ITAÚ UNIBANCO HOLDING CONSOLIDATED. 7,032 5,862 Financial asseis ai available for sale 46 (1,506) The Change result in fair of value the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated (752) that (3,137) ITAÚ UNIBANCO Tax effect HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a 410 significant capital 1,369 surplus, (Gains) /thus lasses assuring transferred the to incarne solidity statement of the institution’s equity position. 706 477 InTax order effect to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital(318 needed ) to support (215) business Hedge growth, the institution maintains PR levels above the minimum level required to face risks,(60 as ) demonstrated (393) byCash the flow Common hedge Equity, Tier I Capital and Basel ratios. 5fV (336) 639 Change in fair value (581) 1,210 03/31/2022 12/31/2021 Tax effect 245 (571) Available capital (amounts) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Common Equity Tier 1 129 ,053 130,716 Change in fair value 544 (1,973) Tier Tax 1 effect 145 (268) ,402 149,912 941 Total capita l (PR) of for post-employmenl benefits 1 162 ,203 169,797 Remeasurements liabililies < l (4) 2 Risk-weighted assets (amounts) Remeasuremenls 19 (5) 2 Total risk-weighted assets (RWA) 1,164,324 1,153,841 Risk-based Tax effect capital ratios as a percentage of RWA 1 Foreign Common exchange Equity Tier variation 1 ratio in (%) fore ign investments (4,281 11 .1% ) 11.3% 1,382 Total other comprehensive income (4,299) (515) Tier 1 ratio (%) 12.5% 130% Total comprehensive income 2,733 5,347 Total capita l ratio (%) 13.9% 14.7% Comprehensive income attributable to the owners of the parent company 2,444 4,899 Additional CET1 buffer requirements as a percentage of RWA Comprehensive income attributable to non-controlling interests 289 448 Capital conservation buffer requirement (%) (1l 2.00% 2.00% Countercyclical 1) Amounts that will not buffer be subsequently requirement reclassified to incarne. (%) The accompanying notes are an integral part of these financial statements. Bank G-SIB and/or D-S IB additional requirements (%) 1.00% 1.00% Total of bank CET1 specific buffer requ iremenls (%) 3.00% 3.00% 1) For purposes of calcu lat ing the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to t he RWA value with a gradual increase until April/22, when it reaches 2.5%. As of 03/31/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 15,926 (R$ 18,167 as of 12/31/2021) and the amount of subordinated debt that makes up Tier II capital is R$ 16,707 (R$ 19,469 as of 12/31/2021). The Basel Ratio reached 13.9% on 03/31/2022, a decrease of 0.8 percentage points as compared to 12/31/2021 due to extraordinary events (mainly acquisition of Itaú CorpBanca Colombia S.A. and Voluntary Severance Program) and reduction in the debt balance that make up Tier I and II capital. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 69,057 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 34,930 (R$ 34,615 at 12/31/2021), generously covered by available capital. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 03/31/2022, fixed assets ratio reached 17.3% (16.9% at 12/31/2021), showing a surplus of R$ 53,056 (R$ 56,280 at12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 154

Further ITAÚ UNIBANCO details HOLDING on Risk S and .A. Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Consolidated Global Systemic
Statement of Importance Comprehensive Index, lncome which are not included in the financial statements, may be viewed on www (ln millions .itau of .com reais). br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks. Note 01/01 to 01/01 to 03/31/2022 03/31/2021 II—Risk-Weighted Assets (RWA) Consolidated net income 7,032 5,862 For Financial calculating asseis ai minimum available for capital sale requirements, RWA must be obtained by taking the sum of the following 46 risk exposures: (1,506) Change in fair value RWA = RWA + RWA + RWA (752) (3,137) Tax effect CPAD MINT OPAD 410 1,369 (Gains) •RWA / lasses CPAD transferred = portion to incarne related statement to exposures to credit risk, calculated using the standardized approach 706 . 477 Tax effect (318) (215) Hedge • RWAMINT = portion related to capital required for market risk, composed of the maximum between (60) the internal (393) model Cash flow and hedge 80% of the standardized model, regulated by BACEN Circulars nº 3,646 5fV and nº 3,674. (336) 639 Change in fair value (581) 1,210 Tax • effect RWA OPAD = portion related to capital required for operational risk, calculated based on 245 the standardized (571) approach Hedge of .nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) RWA 941 Remeasurements of liabililies for post-employmenl benefits < 1l 03/31/2022 (4) 12/31/2021 2 Credit Remeasuremenls Risk—standardized approach 19 1,045,152 (5) 1,044,344 2 Credit Tax effect risk (excluding counterparty credit risk ) 924 ,394 1 922 ,824 Foreign Counterparty exchange credit variation risk (CCR) in fore ign investments (4,281 44 ,278 ) 42 1,382 ,898 Total Of which: other comprehensive standardized approach income for counterparty credit risk (SA-CCR) (4,299) 29 ,142 27 (515) ,616 Total Of which: comprehensive other CCR income 15,136 2,733 15,282 5,347 Credit Comprehensive valuation adjustment income (CVA) attributable to the owners of the parent company 2,444 7,964 4,899 8,102 Comprehensive income attributable to non-controlling interests 289 448 Equity investments in funds—look-through approach 4,931 5,001 1)Equity Amounts investments that will not in be funds subsequently - mandate reclassified -based approach to incarne . 249 95 The accompanying notes are an integral part of these financial statements. Equity investments in funds—fall-back approach 1,886 824 Securitisation exposures—standardized approach 2,892 2,195 Amounts below lhe thresholds for deduction 58 ,558 62 ,405 Market Risk 25,773 22,985 Of which: standardized approach (RWAMPAD) 32 ,216 28,731 Ofwhich internai models approach (RWAMINT) 19,013 14,751 Operational Risk 93,399 86,512 Total 1,164,324 1,153,841 III—Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Risk and Capital Management – Pillar 3. IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 155

For ITAÚ the UNIBANCO purposes HOLDING of the test, S.A. the economic research area estimates macroeconomic variables for each stress scenario. The Consolidated elaboration Statement of stress of Comprehensive scenarios lncome considers the qualitative analysis of the Brazilian and the global conjuncture, historical (ln millions of and reais) hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on Note the judgment 01/01 of to the bank’s 01/01 team to of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED 03/31/2022 and approved 03/31/2021 by the Board Consolidated of Directors. net income Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange 7,032 rates5,862 and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used Financial asseis ai available for sale 46 (1,506) are based on exogenous shocks or through use of models validated by an independent area. Change in fair value (752) (3,137) Then, Tax effect the stress scenarios adopted are used to influence the budgeted result and balance sheet. 410 In addition to1,369 the scenario (Gains) / analysis lasses transferred methodology, to incarne statement sensitivity analysis and the Reverse Stress Test are also used. 706 477 Tax effect (318) (215) ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil Hedge (60) (393) (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and Cash flow hedge 5fV (336) 639 liquidity Change ratios in fair are value derived. (581) 1,210 The Tax stress effect test is also an integral part of the ICAAP, the main purpose of which is to assess whether, 245 even in severely (571) adverse Hedge of situations, nel investmenl the in foreign institution operation would have adequate levels of capital and liquidity, 5fV without any 276 impact on (1,032) the development Change in fair of value its activities. 544 (1,973) This Tax information effect enables potential offenders to the business to be identified and provides support (268) for the strategic 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s Remeasuremenls risk appetite metrics. 19 (5) 2 Tax effect 1 V Foreign - Leverage exchange Ratio variation in fore ign investments (4,281) 1,382 The Total Leverage other comprehensive Ratio is defined income as the ratio between Tier I Capital and Total Exposure, calculated according (4,299) to BACEN (515) Circular Total comprehensive 3,748, which income minimum requirement is of 3%. The ratio is intended to be a simple measure 2,733 of non-risk- 5,347 sensitive Comprehensive leverage, income and attributable so it does to not the take owners into of the account parent risk company weights or risk mitigation. 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Note 22—Supplementary Information a) Insurance policy ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency The balances in Reais linked to the foreign currencies were as follows: 03/31/2022 12/31/2021 Permanent foreign investments 63,381 73 ,646 Net balance of other assets and liabilities indexed to foreign currency, including (30 ,118) (54,737) derivatives Net foreign exchange position 33,263 18,909 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 156

payables ITAÚ UNIBANCO can be HOLDING brought S. A. forward to the date of an event of default by one of the parties or in the event of bankruptcy of Consolidated the debtor. Statement of Comprehensive lncome (ln millions of reais) d) Acquisition of Ideal Holding Financeira S.A. Note 01/01 to 01/01 to On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement 03/31/2022 of up to 100% 03/31/2021 of capital of Consolidated Ideal Holding net income Financeira S.A. (IDEAL). The purchase will be carried out in three phases over five 7,032 years. In the5,862 first phase, Financial ITAÚ asseis UNIBANCO ai available for sale HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately 46 R$ 650,(1,506) then holding Change the in fair company’s value control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING (752 may ) exercise (3,137) the right Tax to effect purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. 410 1,369 IDEAL (Gains) is / lasses a 100% transferred digital to broker incarne and statement currently offers electronic trading and DMA (direct market access) 706 solutions, within 477 a Tax flexible effect and cloud-based platform. (318) (215) Hedge (60) (393) The Cash management flow hedge and development of IDEAL’s business will continue to be autonomous 5fV in relation to (336 ITAÚ ) UNIBANCO 639 HOLDING, Change in fair according value to the terms and conditions of the Shareholders’ Agreement for this transaction (581) and ITAÚ 1,210 UNIBANCO Tax effect HOLDING will not have exclusivity in the provision of services. 245 (571) The Hedge effective of nel investmenl acquisitions in foreign and operation financial settlements will occur after the required regulatory 5fV approvals.276 (1,032) Change in fair value 544 (1,973) e) “Coronavirus” Tax effect COVID-19 relief efforts (268) 941 ITAÚ Remeasurements UNIBANCO of liabililies HOLDING for post-employmenl CONSOLIDATED benefits < monitors 1l the economic effects of this COVID-19 pandemic (4) in Brazil and 2 the Remeasuremenls other countries where it operates, which may adversely affect its Profit or Loss. 19 At the beginning (5) of the COVID-19 2 outbreak, Tax effect the Institutional Crisis Management Committee was set up. The Executive Committee 1established an intensified Foreign exchange agenda variation to manage in fore ign investments the crisis, which is responsible for the monitoring the pandemic and (4,281 its) impacts on 1,382 its operations, Total other comprehensive in addition to income the government actions to mitigate the effects of this pandemic. (4,299) (515) In Total Brazil, comprehensive measures income were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, 2,733 by the Federal 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: Comprehensive income attributable to non-controlling interests 289 448 (i) 1) Amounts CMN Resolution that will not be subsequently No. 4,782/20, reclassified and to incarne. amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, The accompanying for notes a determined are an integral part period of these of financial time, criteria statements. for characterization of restructuring of loan operations. (ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy. (iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020. (iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE). (v) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021. (vi) Law No. 13,999/20 and amendments made by Law Nº. 14,161/21 that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses. (vii) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha). (viii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 157

ITAÚ ITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S.A. CONSOLIDATED identified the following impacts on its results, as well as effects on estimates Consolidated and Statement critical of judgments Comprehensive for the lncome preparation of the Consolidated Financial Statements: (a) (ln millions Increase of reais) in 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in March 2022 is R$ Note 19,562. Through 01/01 to timely monitoring 01/01 to of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained 03/31/2022 the regularity 03/31/2021 of its Consolidated operations, net income despite the adverse conditions, and helped clients in the sustainable search7,032 for their financial 5,862 rebalancing. Financial asseis ai available for sale 46 (1,506) (b) Change With the in fair purpose value of treating indebtedness in a structured way and giving financial impetus to clients, (752) initiatives(3,137) were established Tax effect that allowed the extension of grace periods, terms and better interest rate conditions for 410 individuals, 1,369 and micro (Gains) and / lasses small transferred business to incarne clients. statement In March 2022 this portfolio amount to R$ 27.1 billion. In March 2020, 706 the Program 477 60+ Tax was effect established, which, among other measures, allowed a 60-day grace period for defaulting (318 agreements ) and (215) in mid-April Hedge the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between (60) 120 and (393) 180 days Cash and flow terms hedge of operations between 5 and 6 years, respectively, for individual and 5fV micro and small(336 companies ) clients, 639 under Change better in fair interest value rate conditions. (581) 1,210 (c) Tax 0.87% effect decrease at the current period in applications of renegotiation and extension of terms for loan 245 operations (571 as) the Hedge economic of nel investmenl situation in changed. foreign operation In March 2022, 81.3% of the loan operations portfolio 5fV generated by 276 means of (1,032) these initiatives Change in was fair value current, 2.0% was in a grace period, 7.1% was past due between 15 and 90 days and 544 9.6% was(1,973) past dueTax for effect over 90 days. (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 (d) Remeasuremenls The allowance for loan losses in the amount of R$ 49,840 was affected due to 19 the level of risk and (5) default, due to 2 the Tax changes effect in the financial perspectives of clients and the visible deterioration of macroeconomic variables. 1 To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model Foreign exchange variation in fore ign investments (4,281) 1,382 for provisioning of operations since the moment they are granted and it is periodically updated according to the Total other comprehensive income (4,299) (515) macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios Total comprehensive was added. income In March 2022, the level of coverage of provisions in the loan portfolio of 2,733 ITAÚ UNIBANCO 5,347 HOLDING Comprehensive CONSOLIDATED income attributable accounted to the owners for of 232% the parent as compared company to 241% in December 2021. Specifically 2,444 for4,899 the expected Comprehensive loss of income operations attributable that have to non-controlling not shown interests any signs of deterioration so far (default or downgrading 289 of the client’s 448 rating), 1) Amounts provisioning that will not be subsequently presented reclassified a decrease to incarne. of 1.4% at the current period. The credit risk governance allowed ITAÚ UNIBANCO The accompanying HOLDING notes are an CONSOLIDATED integral part of these financial a quick statements. response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums. (e) The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING CONSOLIDATED. (f) Increase in expenses with claims related to COVID-19 of R$ 19 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 158

The ITAÚ adaptation UNIBANCO HOLDING of ITAÚ S. UNIBANCO A. HOLDING CONSOLIDATED in the crisis is the result not only of investments in technology, Consolidated which Statement allows of Comprehensive for these virtual lncome interactions, but also of investments in flexibility in the work environment, such as (ln millions work from of reais) home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, Note and ongoing 01/01 to actions 01/01 are to being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and 03/31/2022 innovation in 03/31/2021 the health surveillance Consolidated net area income in Brazil. The activities to be developed include both research funding and genomic 7,032 (or metagenomic) 5,862 surveys, in addition to the training of field epidemiologists. Financial asseis ai available for sale 46 (1,506) InChange April 2021, in fair value ITAÚ UNIBANCO HOLDING CONSOLIDATED worked together with competitors (752 to combat ) hunger (3,137) resulting Tax effect from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING CONSOLIDATED 410 contributed 1,369 for the (Gains) purchase / lasses and transferred distribution to incarne of statement food staples. 706 477 Tax effect (318) (215) f) Regulatory non-recurring result Hedge (60) (393) Cash flow hedge 5fV (336) 639 Presentation of reg ulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, Change in fair value net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) 01/01 to 01/01 to Change in fair value 03/31/2022 544 03/31/2021 (1,973) Tax effect (268) 941 Regulatory non-recurring results 1l (463) (787) Remeasurements of liabililies for post-employmenl benefits < (4) 2 Provision for reestructuring (747) Remeasuremenls 19 (5) 2 Tax Voluntary effect severance program (757) 1 Foreign Corporate exchange reorga variation nization in fore ofign Câmara investments lnterbancária de Pagamentos (CIP) (4,281 239 ) 1,382 Total other other comprehensive income (4,299) 55 (515) (40) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 g)Comprehensive Subsequent income Event attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. Organization of Joint Venture—Totvs Techfin S.A. The accompanying notes are an integral part of these financial statements. On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN. The effective acquisition and financial settlement will occur after the required regulatory approvals. Second acquisition of XP Inc. The original agreement sets forth the acquisition of an additional ownership interest in XP Inc. by ITAÚ UNIBANCO HOLDING, equivalent to 11.36% interest in XP Inc.’s capital, for the amount of R$ 8 billion, approved by BACEN and regulatory bodies abroad, the later approval on April 13, 2022. The acquisition was effective on April 29, 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 159

Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair (A value free translation of the original in Portuguese) (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect Report on review of parent company and (318) (215) Hedge consolidated financial statements (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax effect To the Board of Directors and Stockholders 245 (571) Itaú Unibanco Holding S.A. Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls Introduction 19 (5) 2 Tax effect 1 We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. (“Bank”) as at March 31, Foreign exchange variation in fore ign investments (4,281) 1,382 2022 and the related statements of income, comprehensive income, changes in stockholders’ equity and Total other comprehensive cash flows for income the three-month period then ended, as well as the accompanying consolidated (4,299) balance sheet (515) Total comprehensive of Itaú income Unibanco Holding S.A. and its subsidiaries (“Consolidated”) as at March 31, 2022 2,733 and the related 5,347 Comprehensive consolidated income attributable statements to the of owners income, of the comprehensive parent company income, changes in stockholders’ equity 2,444 and cash flows 4,899 Comprehensive for the income three attributable -month to period non-controlling then ended, interests and notes to the financial statements, including significant 289 448 accounting policies and other explanatory information. 1) Amounts that will not be subsequently reclassified to incarne. The accompanying Management notes are an integral is responsible part of these financial for the statements preparation . and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 160

Financial asseis ai available for sale 46 (1,506) Change in fair Itaú value Unibanco Holding S.A. (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect at March 31, 2022, its financial performance and its cash flows for the three-month period (318 then ) ended,(215) as Hedge well as the consolidated financial performance and the consolidated cash flows for the three-month (60) period (393) Cash flow hedge then ended, in accordance with accounting practices adopted in Brazil5fV applicable to institutions (336) authorized 639 to operate by the Brazilian Central Bank. Change in fair value (581) 1,210 Tax effect Other matters 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair Statement value of added value 544 (1,973) Tax effect (268) 941 Remeasurements The of financial liabililies for statements post-employmenl referred benefits to < 1 above l include the parent company and consolidated (4) statements of 2 added value for the three-month period ended at March 31, 2022. These statements are the responsibility Remeasuremenls of the Bank’s management and are presented as supplementary information 19 for purposes(5) of the Brazilian 2 Tax effect Central Bank. These statements have been subjected to review procedures performed together 1 with the Foreign exchange review variation of the in fore financial ign investments statements for the purpose of concluding whether they are reconciled (4,281) with the 1,382 Total other comprehensive financial statements income and accounting records, as applicable, and if its form and content (4,299) are in accordance (515) Total comprehensive with the income criteria defined in the accounting standard CPC 09—“Statement of Value Added”. 2,733 Based on our 5,347 Comprehensive review, income nothing attributable has come to the owners to our of attention the parent that company causes us to believe that these statements 2,444 of added value 4,899 have not been properly prepared, in all material respects, in accordance with the criteria established in this Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will accounting not be subsequently standard, reclassified and to incarne. that they are consistent with the parent company and consolidated financial statements taken as a whole. The accompanying notes are an integral part of these financial statements. São Paulo, May 6, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 161

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions CNPJ .of 60 reais) .872 .504/0001-23 Listed Company NIRE. 35300010230 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) OPINION OF THE FISCAL COUNCIL Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Hedge The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having (60) examined(393) the Cash financial flow hedge statements for the period from January to March 2022 and verified the 5fV accuracy of all (336 items ) examined, 639 and Change in in view fair value of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, (581 understand ) 1,210 that these Tax effect documents adequately reflect the company’s capital structure, financial position and 245 the activities (571) Hedge conducted of nel investmenl during in the foreign period, operation and they have the conditions to be submitted to 5fV the appreciation 276 and approval (1,032) of the Change Stockholders in fair value . 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in fore ign investments São Paulo (SP), May 06, 2022. (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA ARTEMIO BERTHOLINI Member Member Itaú Unibanco Unibanco Holding Holding S.A. – Complete Financial Statements Statements – March 31, 2022 162

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome Praça Alfredo Egydio Sousa Aranha nº 100, Parque Jabaquara, Zip Code 04344.902, (ln millions of reais) São Paulo/SP—Brazil Note 01/01 to 01/01 to ITAÚ UNIBANCO HOLDING S.A. 03/31/2022 03/31/2021 Consolidated CNPJ net income 60.872 .504/0001-23 A Publicly Listed Company NIRE 35300010230 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect Financial Statements in BRGAAP as of March 31, 2022. 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Hedge (60) (393) Cash The flow Officers hedge responsible for the preparation of the consolidated and individual 5fV financial(336 statements, ) in639 compliance Change in fair value with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items (581) V and VI of 1,210 CVM Tax effect Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, 245 represent (571) that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and Hedge of nel investmenl in foreign operation 5fV 276 (1,032) agree with the opinions expressed in the report of independent auditors about these financial statements; and Change c) in they fair value have reviewed, discussed and agree with the Company’s financial statements. 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls This file includes: 19 (5) 2 Tax . Management effect Report; 1 Foreign . Balance exchange Sheet; variation in fore ign investments (4,281) 1,382 Total . Statement other comprehensive of Income; income (4,299) (515) Total . Statement comprehensive of Comprehensive income Income; 2,733 5,347 Comprehensive . Statement of income Changes attributable in Stockholders’ to the owners of Equity; the parent company 2,444 4,899 Comprehensive . Statement of income Cash attributable Flows; to non-controlling interests 289 448 1) Amounts . Statement that will not of be Value subsequently Added; reclassified to incarne. . Notes to the Financial Statements; The accompanying notes are an integral part of these financial statements. . Report of Independent Auditors; . Opinion of the Fiscal Council. The statements referred to were disclosed on May 09, 2022, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations). Milton Maluhy Filho Alexsandro Broedel Lopes Chief Executive Officer Officer Gustavo Jorge Laboissière Loyola Chairman of the Audit Committee Arnaldo Alves dos Santos Accountant Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2022 163